Follow-Up...
Materials

06012946

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Insurance (Group) Company of China

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 0 2 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34809 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE: 5/1/06

中国平安
专业·价值 PING AN OF CHINA

2005 | Annual Report



Ping An Insurance (Group) Company of China, Ltd.

Stock Code : 2318


中国平安
PING AN OF CHINA
和諧生活的共同語言
讓每個家庭擁有平安

Address : Ping An Building, Ba Gua No. 3 Road, Shenzhen, Guangdong, PRC
Telephone: +86-755-8226 2888
Fax : +86-755-8243 1029
Website : www.pingan.com.cn
E-mail : IR@paic.com.cn; PR@paic.com.cn



TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

Total Revenue


70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
41,834
58,748
66,623
63,193
64,590
2001
2002
2003
2004
2005

Net Profit


4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,954
2,005
2,327
3,146
4,265
2001
2002
2003
2004
2005

Earnings Per Share


0.70
0.60
0.50
0.40
0.30
0.20
0.10
0
0.66
0.45
0.47
0.56
0.68
2001
2002
2003
2004
2005

PROFIT AND LOSS For the year ended December 31, (in RMB million)	2001	2002	2003	2004	**2005**
Total Revenue	41,834	58,748	66,623	63,193	**64,590**
Net Profit	2,954	2,005	2,327	3,146	**4,265**

PER ORDINARY SHARE For the year ended December 31, (in RMB)	2001	2002	2003	2004	**2005**
Basic Earnings	0.66	0.45	0.47	0.56	**0.68**

Total Assets


350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
108,714
162,596
206,044
264,439
319,706
2001
2002
2003
2004
2005

Total Liabilities


300,000
250,000
200,000
150,000
100,000
50,000
0
103,342
150,796
192,755
235,812
286,184
2001
2002
2003
2004
2005

Total Equity


40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
5,372
11,800
13,289
28,627
33,522
2001
2002
2003
2004
2005

BALANCE SHEET As at December 31, (in RMB million)	2001	2002	2003	2004	**2005**
Total Assets	108,714	162,596	206,044	264,439	**319,706**
Total Liabilities	103,342	150,796	192,755	235,812	**286,184**
Total Equity	5,372	11,800	13,289	28,627	**33,522**

* The comparative figures for 2001, 2002 and 2003 are not retrospectively adjusted for the changes in accounting policies made in 2005.

CHAIRMAN'S STATEMENT



The PRC economy sustained steady and rapid growth in 2005. The reform in the finance industry achieved remarkable results and the insurance sector showed healthy and well-coordinated development. In 2005, Ping An continued to achieve its strategic objectives and deliver excellent results with a growth rate that was above the industry average. This was the result of our proactive reform and transformation which was at the forefront of the industry during the past 3 years. For the year ended December 31, 2005, Ping An recorded a net profit of RMB4,265 million, representing an increase of 35.6% from the previous year, while our total assets reached RMB319,706 million, and our total equity increased to RMB33,522 million. Sufficient capital and steady profit growth has provided Ping An with a favorable head-start position for accelerated development. In addition, the Group became one of Forbes Global top 2000's and was ranked 10th among the listed Chinese companies in 2005.

Inspired by the steady build-up of the Group's overall strength, together with the optimistic market outlook for the Chinese finance industry, Ping An's stock price performed well, and the market value of Ping An reached HKD100 billion for the first time at closing on January 9, 2006. This puts Ping An at an unprecedented height in terms of market value, ranking among the top 20 listed companies on Hong Kong Stock Exchange.

BUSINESS REVIEW

In 2005, the Group recorded a total revenue of RMB64,590 million, among which gross written premiums and policy fees accounted for RMB59,021 million and total investment income accounted for RMB9,655 million. Our consolidated net investment yield and total investment yield both increased from last year. The embedded value of the Group reached RMB48,363 million. Our core insurance business has laid a solid profit-generating foundation, our business in transformation has achieved its periodic objectives and our new business has set up its infrastructure.

Core business laid a solid profit-generating foundation and regained premium growth momentum

Our life insurance business recorded total gross written premiums, policy fees and premium deposits of RMB58,691 million, representing an increase of 7.2% from the previous year and taking up 16.1% of the PRC life insurance market. The value of one year's new business was RMB4,539 million, representing an increase of 16.0% from the previous year; net profit for 2005 totaled RMB3,551 million, representing an increase of 31.3% from the previous year. In particular, total premium income from our individual life insurance totaled RMB46,169 million, representing an increase of 15.0% from the previous year. Quality of our business was maintained and our 13-month and 25-month persistency ratios were 85.9% and 81.9%, respectively. The sales team was maintained at a stable scale with improved productivity.

Our property and casualty insurance business experienced strong growth together with improved profitability. Gross written premiums and net profit reached RMB12,076 million and RMB422 million, representing an increase of 19.0% and 94.5% respectively from the previous year, both were higher than the industry's average growth rate. We witnessed growth from business segments by product types, by distribution channels, by geographic regions and by customer types. Our market share was 9.9%, an increase of 0.4% from the previous year, while the combined ratio improved to 95.3%. Meanwhile, cross-selling from our life insurance agents continued to grow, and new sales channels such as direct telemarketing showed promising development. Our newly implemented sales and service support platform would substantially boost the business development into the next stage.


理财万事通
理赔

CHAIRMAN'S STATEMENT

The key performance indicators of our core insurance business remained healthy. Although, the entire insurance industry went through restructuring, our life and property and casualty insurance business managed to reach new historic highs in net profit. This success was made possible as a result of our proactive reform and transformation over the past few years, laying a solid foundation for accelerated growth in the future.

Transformed business ready to launch, and new business accomplished its infrastructure set up

In 2005, the Group carried out initiatives to transform our group life insurance, bancassurance, securities and trust businesses. Though the scale of these businesses did not increase, their operational models and business structures continued to optimize, and quality improvements were obvious.

After one year's strategic transformation, our group insurance business has gradually transformed into a group sales channel that offers comprehensive financial services, and has achieved positive results in product structuring, team quality and back-office support management. The productivity of the sales team has also improved steadily and the future growth potential of the corporate pension and welfare security market will bring new development opportunities to our group insurance business.

Throughout the transformation process of the industry, our bancassurance business has effectively maintained its business platform, team scale and core branch network. In addition, we continued to explore innovative business models of cooperation with other banks.

In 2005, the capital market was under continuous restructuring, the stock market experienced another bear market year, and the whole industry suffered big loss. Nevertheless, our security business achieved profits for 3 consecutive years, gained market share in brokerage business and secured a market-leading position in the investment bank business.

Our trust operation has been proactively recruiting professionals and talents from outside to build property and infrastructure investment teams with international experience. The total assets under its custody increased to RMB3,330 million by the end of 2005.

In our newly developed business sector, Ping An Bank accelerated its business deployment and steadily rolled out its structure building after moving its headquarter to Shanghai in mid 2005. The Group has also tapped into a new market with the launch of its small-amount consumer financing business. Ping An Asset Management Co., Ltd. and Ping An Health Insurance Company of China, Ltd. were established in mid 2005, and Ping An Annuity Insurance Company of China, Ltd., established in 2004, was later granted both trustee and investment management licenses. With the development of these new businesses, the Group's integrated financial service platform has gradually materialized.

Upgraded nation-wide back-office center providing strong support to business development

The Group has sped up the pace of our nation-wide back-office centralization process and proactively pushed on the construction of IT platform for integrated financial service. At the same time, the Group kicked off its "Olympic project", a project which aims to enhance the Group's operation through utilizing its strong individual and corporate customer bases, integrating its internal resources and channels, and maximizing intra-group's synergy so as to provide efficient, fast and well-oriented comprehensive financial services.

Internationally recognized management platform

Under the leadership of the Group's experienced management team, both our corporate governance structure and risk management system have continued to improve, and internal compliance management has been enhanced. Supported by our highly centralized finance, risk and HR management systems, Ping An's operation remained solid, with the aim at maximizing shareholders' value through the best corporate governance. In 2005, Ping An was ranked third for "Best Corporate Governance in Global Emerging Markets' Insurance Industry 2005" by *Euromoney* Magazine, and third in the China region for "Asia's Best Managed Companies 2005" with both rankings being among the top of all insurance companies in PRC.

PROSPECTS

In 2006, the PRC economy is expected to continue its growth at a fast and healthy pace, and with the improvement in purchasing power and living standard of the Chinese citizens, the demand for finance services will develop towards comprehensive wealth management. As per the provisions governing China's admission to the WTO, by the end of 2006, the finance industry in China will be completely open to the world, thus signaling the end of the transitional period. By that time, it is expected that more foreign financial institutions will enter into China. With the increase in market competitors, domestic financial institutions will have to speed up their reform and restructuring process in order to compete in the international financial services market.





CHAIRMAN'S STATEMENT






Facing the huge market potential and increasingly fierce competition, we will rely on our solid foundation built in the past and follow the government's direction and policy of "Encouraging financial innovation, promoting trials of integrated financial services" closely. We will capitalize on our clear and mature strategic advantages to speed up the development of our integrated financial services platform.

Regarding business development, the Group will make strong efforts to improve the economy of scale and profitability of our core businesses, enhance the margin and profit contribution from the transformed business, and set up solid platform and high industry standards for our new business.

Regarding back-office construction, the businesses of the Group will coordinate and grow with each other through a robust resources sharing platform, together with the back-office center, which has been put into use, to provide the distribution channels with customer-oriented support.

Regarding investment, the Group will seek to broaden its investment channels, such as infrastructure investment projects to diversify investment risks, enhance investment return and improve our asset-liability management, so as to increase the competitiveness of our financial products.

My colleagues and I have never been more confident of our future. We are well positioned to achieve profitable growth. Ping An will definitely adhere to its pioneering spirit, strive with perseverance, pool our wisdom and efforts, face the challenge with confidence and capture business opportunities, so as to repay the long-term support and trust of our shareholders.

Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
March 29, 2006

ORGANIZATION STRUCTURE

As at December 31, 2005


Company name
Ping An Insurance (Group) Company of China, Ltd.
Percentage of shareholding
99%
99%
99.52%(1)
95%
95%
90%
100%
Company name
Ping An Life Insurance Company of China, Ltd. ("Ping An Life")
Ping An Property & Casualty Insurance Company of China, Ltd. ("Ping An Property & Casualty")
China Ping An Trust & Investment Co., Ltd. ("Ping An Trust")
Ping An Annuity Insurance Company of China, Ltd. ("Ping An Annuity")
Ping An Health Insurance Company of China, Ltd. ("Ping An Health")
Ping An Asset Management Co., Ltd. ("Ping An Asset Management")
China Ping An Insurance Overseas (Holdings) Limited
Minority interest
1%
1%
0.48%(1)
Ping An Life 3%, Ping An Property & Casualty 1%, Ping An Trust 0.5%, Ping An Industries 0.5%
Ping An Life 2%, Ping An Property & Casualty 2%, Ping An Trust 0.5%, Ping An Industries 0.5%
Ping An Life 5%, Ping An Property & Casualty 5%
Percentage of shareholding
86.21%(1)
73%
75%
Company name
Ping An Securities Company, Ltd. ("Ping An Securities")
Ping An Bank Limited ("Ping An Bank")
China Ping An Insurance (Hong Kong) Company Limited
Minority interest
13.79%(1)
27%
25%
Region
PRC
Hong Kong

(1) These percentages are rounded to the nearest two decimal place.



From left: Mr. YIP Lai Shing, Mr. SUN Jianyi, Mr. CHEUNG Chi Yan Louis, Mr. Richard JACKSON, Mr. MA Mingzhe, Mr. KU Min-shen, Mr. LEUNG Ka Kui Dominic

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

DIRECTORS

Executive Directors

MA Mingzhe, 50, has been the Chairman of the Board of Directors and Chief Executive Officer of our Company since April 1994 and April 2001, respectively. He is a member of the National Committee of the Chinese People's Political Consultative Conference. Since the establishment of Ping An Insurance Company in March 1988, he has held various positions, including President, Director and Chairman of the Board of Directors. Prior to that, Mr. Ma was the Deputy Manager of China Merchants Shekou Industrial Zone Social Insurance Company. Mr. Ma has a Doctorate degree in Money and Banking from Zhongnan University of Economics and Law.

SUN Jianyi, 53, has been the Executive Vice President and Vice Chief Executive Officer of our Company since October 1994 and February 2003, respectively. Mr. Sun has been serving as a Director since March 1995. Since joining our Company in July 1990, he has been the General Manager of the Management Department, Vice-President and Executive Vice-President. Prior to joining our Company, Mr. Sun was the Head of the Wuhan Branch of the People's Bank of China and the Deputy General Manager of the Wuhan Branch Office of the People's Insurance Company of China and the General Manager of Wuhan Securities Company. He has a Diploma in Finance from Zhongnan University of Economics and Law.

Non-Executive Directors

Henry CORNELL, 50, has been a Non-executive Director of the Company since October 1998. Mr. CORNELL has assumed various responsibilities at Goldman, Sachs & Co. since joining the company in 1984. He is now also a Managing Director of Goldman, Sachs & Co., Head of Principal Investment Area, Americas and Co-head of Principal Investment Area, Asia. Mr. CORNELL earned a B.A. degree in Literature from Grinnell College and a J.D. degree from New York Law School.

HUANG Jianping, 46, has been a Non-executive Director of the Company since May 2002. He is also the Deputy Director of the planning and finance department of Shenzhen Investment Holdings Company Limited. Mr. Huang has a Diploma in Finance from Shenzhen University.

LIU Haifeng David, 36, has been a Non-executive Director of the Company since May 2002. Mr. Liu is a Managing Director of Kohlberg Kravis Roberts & Co. ("KKR") and Head of KKR China. Prior to joining KKR in 2006, Mr. Liu was the Co-head of Morgan Stanley Private Equity Asia and a Managing Director of Morgan Stanley. Mr. Liu joined Morgan Stanley in 1993 in private equity in New York and has spent 13 years at Morgan Stanley. Mr. Liu previously served as non-executive director of China Mengniu Dairy Company Limited, China Paradise Electronics Retail Limited, Belle International Holdings Limited, China Shanshui Cement Group Company Limited, Fujian Nanping Nanfu Battery Company Limited, CIMIC Holdings Limited and Shanghai CIMIC Tile Co., Ltd. Mr. Liu was also responsible for the investment in Hengan International Group Company Limited. Mr. Liu graduated as Class Salutatorian from Columbia University with a B.S. in Electrical Engineering.

LIN Yu Fen, 35, has been a Non-executive Director of the Company since October 2002. He is also an executive director of Capital China Group Company Limited. He graduated from City University of Hong Kong with an Honor degree in Finance. Mr. Lin is also a fellow member of the Association of Chartered Certified Accountants.

CHEUNG Lee Wah, 59, has been a Non-executive Director of the Company since October 2002. He has served as the General Manager of Wuhan Huachuang Enterprise Management Consulting Company Limited since 2001. Mr. Cheung was previously a Manager of Hilichamp Company Limited. He has a Bachelor's degree from McMaster University in Canada.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Anthony Philip HOPE, 59, has been a Non-executive Director of the Company since November 2002. Mr. HOPE has also been serving as Vice-Chairman of the Board of Directors since August 25, 2005. Mr. HOPE was appointed Chairman of HSBC Insurance Holdings Limited in 1987 and Group General Manager of Insurance of HSBC Holdings plc in 1996.

YIP Dicky Peter, 59, (resigned with effect from May 1, 2005), was a Non-Executive Director of the Company from November 2002 to April 30, 2005. Mr. Yip resigned on his own accord with effect from May 1, 2005 due to a change of Job. Mr. Yip joined HSBC in Hong Kong in 1965 with working experience in a number of departments. His previous assignment had been in Personal Financial Services division of HSBC. Since January 2003, Mr. Yip has been appointed Chief Executive of China Business of HSBC. Mr. Yip graduated from University of Hong Kong with an MBA degree.

DOU Wenwei, 40, has been a Non-executive Director of the Company since May 2003. Mr. Dou is also a director of Shenzhen Jiangnan Industrial Development Co., Ltd. Mr. Dou has been the assistant general manager of the legal and compliance department of our Company since 2004. He has a Master's degree in PRC Civil Law from Jilin University.

FAN Gang, 51, has been a Non-executive Director of the Company since May 2003. Mr. Fan is also a director of Shenzhen Jiangnan Industrial Development Co., Ltd. Mr. Fan has been the General Manager of the Chairman's Office of our Company since 2002. Mr. Fan joined our Company in 1988 and served as the General Manager of the Shenzhen Branch (Property & Casualty) of our Company from 1998 to 2000. Mr. Fan was previously the Deputy Director of the Insurance Management Committee of our Company. Mr. Fan has a Diploma in History from Hubei University.

LIN Lijun, 43, has been a Non-executive Director of the Company since May 2003. Ms. Lin has served as the Chairman of the board of directors of Shenzhen New Horse Investment Development Co., Ltd. since 2000. Ms. Lin previously served as the Deputy General Manager of the Human Resources Department at the property & casualty insurance business of our Company from 1997 to 2000. She has a Bachelor's degree in Chinese Language and Literature from South China Normal University.

SHI Yuxin, 51, has been a Non-executive Director of the Company since October 2003. Mr. Shi has served as the Managing Director of Wuhan Wuxin Industrial Company Limited since December 1992. Mr. Shi is also the director of the board of directors of Wuhan Dapeng Industrial Company Limited. Mr. Shi has a LLM degree from Wuhan University.

HU Aimin, 57, has been a Non-Executive Director of the Company since March 2004. Mr. Hu has served as the Chairman of the board of directors of Shum Yip Holdings Company Limited and Shenzhen Investment Limited since April 2003 and June 2003, respectively. Mr. Hu has also served as the Chairman of the board of directors of Shenzhen Shum Yip Investment Development Company Limited since November 2003. Mr. Hu previously served as the Secretariat to the People's Government of Shenzhen and the director of the general office of the People's Government of Shenzhen concurrently. Mr. Hu has a Master's degree in Management from Hunan University.

CHEN Hongbo, 54, has been a Non-executive Director of the Company since June 23, 2005. Mr. Chen has also been serving as Vice-Chairman of the Board of Directors since August 25, 2005. Mr. Chen has been the Chairman and the Secretary of the Party Committee of Shenzhen Investment Holdings Company, Ltd. since September 2004 and was the Deputy Director of State-owned Assets Supervision and Administration Commission of Shenzhen Municipality from April 2004 to September 2004 and the Assistant Director and the Deputy General Director of Economic Restructuring Office of Shenzhen Municipality from December 1992 to April 2004. Mr. Chen graduated from Zhongnan University of Economics and Law with a Master degree in Economics.

Independent Non-Executive Directors

BAO Youde, 74, has been an Independent Non-executive Director of the Company since September 1995. Prior to retiring in 1999, he was a Deputy Chairman of the board of directors and the General Manager of Shanghai International Trust Investment Company. In 1987, Mr. Bao was selected to serve as a representative in the Chinese Communist Party's 13th Congress. In both 1988 and 1993, he was selected to serve as a representative in the Shanghai People's Congress. He graduated from Shanghai University of Finance and Economics with a Diploma in Accounting.

KWONG Che Keung Gordon, 56, has been an Independent Non-executive Director of the Company since May 2003. Mr. Kwong is also independent non-executive director of a number of companies listed on the Stock Exchange, namely Cosco International Holdings Limited, Tianjin Development Holdings Limited, Beijing Capital International Airport Company Limited, Frasers Property (China) Limited, NWS Holdings Limited, China Oilfield Services Limited, Concepta Investments Limited, China Chengtong Development Group Limited, Global Digital Creations Holdings Limited, Quam Limited, Tom Online Inc., China Power International Development Limited, New World Mobile Holdings Limited, Henderson Land Development Company Limited, Henderson Investment Limited and Agile Property Holdings Limited. From 1984 to 1998, Mr. Kwong was a partner of Pricewaterhouse and was a council member of the Stock Exchange from 1992 to 1997. He has a Bachelor of Social Science degree from the University of Hong Kong and is a fellow member of the Institute of Chartered Accountants in England and Wales. Mr. Kwong previously served as a non-executive director of Cosco Pacific Limited until his resignation in January 2006 and was an independent non-executive director of Henderson China Holdings Limited which was privatized in July 2005.

CHEUNG Wing Yui, 56, has been an Independent Non-executive Director of the Company since May 2003. Mr. Cheung is also an independent director or non-executive director of a number of companies listed on the Stock Exchange, namely SmarTone Telecommunications Holdings Limited, SUNeVision Holdings Limited, Tai Fook Securities Group Limited, Tianjin Development Holdings Limited, Shanghai Real Estate Limited, Tai Sang Land Development Limited, Hop Hing Holdings Limited, Ching Hing (Holdings) Limited and Agile Property Holdings Limited. Mr. Cheung is also a practicing lawyer and a partner of Woo, Kwan, Lee & Lo. In addition, he was the Vice Chairman of the Mainland Legal Affairs Committee of the Law Society of Hong Kong until he retired on December 31, 2005 and Council Member of the Open University of Hong Kong for a period of 8 years until 2005 and a member of the Board of Review (Inland Revenue Ordinance). Mr. Cheung has a Bachelor's degree in Commerce major in Accounting from New South Wales University in Australia. Mr. Cheung is also a member of Australian Society of CPAs.

CHOW Wing Kin Anthony, 55, has been an Independent Non-executive Director of the Company since June 23, 2005. Mr. Chow has been practicing as a solicitor in Hong Kong for the past 26 years and is a partner of the law firm, Peter C. Wong, Chow & Chow. He is also a China-appointed attesting officer. He has been serving as an independent non-executive director of Fountain Set (Holdings) Limited since June 2004 and a non-executive director of Kingmaker Footwear Holdings Limited since May 1994. Mr. Chow is the Vice Chairman of Estate Agents Authority, a member of the Law Reform Commission of Hong Kong, the Hong Kong Housing Authority and a Council Member of The Hong Kong Institute of Education. He is also a member of National Committee of the Chinese People's Political Consultative Conference and a member of the board of Steward of the Hong Kong Jockey Club.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

SUPERVISORS

XIAO Shaolian, 72, has been an Independent Supervisor of our Company and the Chairman of our Supervisory Committee since August 1994 and May 2003, respectively. Mr. Xiao previously served as the Deputy Governor of the Shenzhen Branch of the People's Bank of China and Deputy Director of Shenzhen Foreign Exchange Administration Bureau concurrently.

CHEN Shangwu, 72, has been an Independent Supervisor of our Company since August 1994. Prior to 1997, Mr. Chen served as the Chief Engineer of Shenzhen China Merchants Petrochemical Company Limited. After his retirement, Mr. Chen served as the director of the office of the board of directors of Shenzhen Xietong Industrial Development Company.

SUN Fuxin, 67, has been an Independent Supervisor of our Company since May 2003. Mr. Sun is currently the Chairman of the board of directors of Tian Yi Investment Guarantee Company and a Deputy Director of Dalian Credit Ranking Commission. Prior to his retirement in April 2003, Mr. Sun served as a Deputy Governor of the Dalian Branch of Industrial and Commercial Bank of China Limited, a Deputy Secretariat of People's Government of Dalian in charge of budget, finance, real estate and tax. Mr. Sun also previously served as the director of the Management Committee of Bank of Communication's Dalian Branch, the Securities Regulatory Office of Dalian, the general office of financial management of Dalian, Head of Dalian Real Estate Development Administration Office and the Resource Allocation of Underdeveloped Areas of Dalian and the Chairman of the board of directors of Dalian Commercial Bank.

DUAN Weihong, 37, has been a Supervisor of our Company since May 2003. Ms. Duan is also the Chairperson of the board of Shenzhen Deng Feng Investment Group Company, Limited. She has an EMBA degree from School of Economics & Management, Tsinghua University.

ZHOU Fulin, 44, has been a Supervisor of our Company since May 2003. Mr. Zhou is also the Vice President and Financial Controller of Beijing Wo He Sai Teng Network Technology Company Limited. He was previously President of Beijing Wo He Science Development Company Limited.

CHEN Bohai, 29, has been a Supervisor of our Company since May 2003. Mr. Chen is also the Deputy General Manager of Shenzhen Delixing Investment & Development Company Limited. He attended Guangdong University of Foreign Studies.

HE Peiquan, 71, has been a Supervisor of our Company since April 1998. From our establishment in March 1988 until May 1998, he served as the Deputy General Manager and Chief Auditing Officer of our Company. From 1984 to 1992, Mr. He also served as Deputy General Manager and later General Manager of ICBC Shenzhen Trust & Investment Company.

SONG Liankun, 68, has been a Supervisor of our Company since May 2003. Mr. Song is also a Deputy General Manager, the Deputy Secretary of the Communist Party's Revolutionary Committee of our Company and the Chairman of the labor union of our Company. He was previously the Deputy General Manager at Qingdao Ocean Shipping Company. Mr. Song graduated from Dalian Maritime University with a Diploma in Marine Navigation.

HE Shi, 41, has been a Supervisor of our Company since May 2003. He has been the general manager of the Human Resources Department of our Company since 2002. He previously served as the deputy general manager of our Hainan Branch and as the general manager of the Human Resources Department at the property & casualty insurance business of our Company. Mr. He joined our Company in September 1991. He graduated from the graduate program of the Chinese Academy of Social Sciences with a Diploma in International Finance and Banking.

STANDING MEMBERS OF THE EXECUTIVE COMMITTEE

CHEUNG Chi Yan Louis, 42, Chief Operating Officer and Chief Financial Officer of our Company since October 2003 and February 2003, respectively. Since joining our Company in February 2000, Mr. Cheung has been Senior Advisor to the Chairman, Chief Information Officer, Vice-President and Chief Financial Officer. From 1993 to 2000, Mr. Cheung was a management consultant and later became a global partner of McKinsey & Company, advising mainly financial services clients throughout Asia. Mr. Cheung has a Ph.D. degree in Business Information Systems from the University of Cambridge.

KU Min-shen, 49, Vice-President and Chief Human Resources Officer of our Company since February 2003. Mr. Ku joined our Company in May 2001 and served as the Head of Human Resources from June 2001 to February 2003. From 1995 to 2001, Mr. Ku served as Vice-Chairman and President of Shanghai Van Den Bergh Company, Ltd., a joint venture between Unilever and Shanghai Sugar Cigarette and Wine (Group) Company, Ltd. and the Human Resources Director of Unilever HPC China. Mr. Ku has a Bachelor's degree in Educational Psychology from Fu Jen Catholic University of Taiwan.

LEUNG Ka Kui Dominic, 58, Chief Insurance Business Officer of our Company and Chairman of Ping An Life Insurance Company of China, Ltd. since March 2006 and January 2004, respectively. From January 2004 to January 2006, Mr. Leung was the Chief Executive Officer of Ping An Life Insurance Company of China, Ltd. Mr. Leung joined our Company in January 2004. From 1996 to 2003, he worked in Prudential Corporation Asia Ltd. as the Managing Director, Greater China. From 1989 to 1996, he worked in Taiwan Nanshan Life Insurance Company, Ltd. and his last position was the General Manager of the company. From 1975 to 1989, he worked in American International Assurance Company and his last position was Vice-President. Mr. Leung has a Bachelor's degree in Science from the Chinese University of Hong Kong.

Richard JACKSON, 50, Chief Finance Business Officer of our Company since November 2005. From 1985 to 2005, Mr. JACKSON served as various positions in Citibank, including Head of International Business for Citigroup Insurance International, and Financial Institutions Head for Asia Pacific, Chairman and CEO of Citibank Hungary, Director of Bank Handlowy in Poland and Country Manager and Consumer Business Head of Citibank Korea. From 1974 to 1985, Mr. JACKSON served as Deputy Manager for Hong Kong and Regional Marketing Manager for Asia in Commercial Union Assurance Corporation. Mr. JACKSON is the Fellow of the Chartered Insurance Institute.

YIP Lai Shing, 61, director of the investment management committee of our Company since July 2005 and Chairman and Chief Executive Officer of Ping An Securities Company, Ltd. since October 2005 and September 2002. He was President of Ping An Securities Company, Ltd. from September 2002 to October 2005. From 1996 to 2002, Mr. Yip served as the Chief Executive Officer of DBS Vickers (Hong Kong) Ltd. He was an Executive Director of Sun Hung Kai & Company, Ltd. between 1971 and 1996. Mr. Yip joined our Company in September 2002.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

OTHER SENIOR MANAGEMENT

CAO Shifan, 50, Chairman and Chief Executive Officer of Ping An Property & Casualty Company of China, Ltd. since March 2004 and December 2002, respectively.

WANG Liping, 49, Vice-President of our Company since January 2004, and Chairman & President of Ping An Annuity Insurance Company of China, Ltd. since August 2005.

YOUNG Wen Binn, 49, Vice-President and Chief Investment Officer of our Company since August 2003, and Chairman of Ping An Asset Management Company Ltd. since July 2005.

Stephen Thomas MELDRUM, 63, Vice-President and Chief Actuarial Officer of our Company since February 2003.

XU Guangzhong, 59, Vice-President and Chief Internal Supervision Officer of our Company since February 2003 and June 2003, respectively and Chairman of Ping An Bank Limited since March 2004.

YANG Xiuli, 50, Vice-President of our Company since October 2005.

CHEN Kexiang, 48, Assistant President of our Company since February 2003 and Head of General Office and General Secretary of the Board of our Company since June 2002.

REN Huichuan, 36, Assistant President and Financial Director of our Company since February 2004 and February 2003, respectively.

YAO Jun, 40, Chief Legal Officer and Joint Company Secretary of our Company Since September 2003 and June 2004, respectively.

GOH Yethun, 36, Chief Marketing Officer of our Company since August 2005 and Assistant President and Head of Strategic Development of our Company since December 2004.

TUNG Hoi, 35, Chairman and Chief Executive Officer of China Ping An Trust & Investment Company, Ltd. since September 2004.

LEE Yuan Siong, 40, Chief Executive Officer and President of Ping An Life Insurance Company of China, Ltd. since January 2006 and January 2005, respectively.

Chyen CHEN, 56, President of Ping An Property & Casualty Company of China, Ltd. since May 2005.

Kun-Te CHEN, 50, President of Ping An Bank Limited since June 2005.

LO Sai Lai, 43, Assistant President and Chief Information Officer of our Company since February 2006.

NG Koon Sun, 41, Vice President and Chief Internal Auditor of our Company from August 2003, and resigned with effect from March 2006 due to personal reason.

IP Solan, 49, Assistant President and Chief Internal Auditor of our Company since March 2006.

CHEUNG Chun Tong, 44, Chairman of Ping An Health Insurance Company, Ltd. since March 2006. Vice-President of Ping An Life Insurance Company, Ltd. since April 2003.

WU Ping, 49, President of Ping An Asset Management Company, Ltd. since July 2005.

SONG Chengli, 45, President of China Ping An Trust & Investment Company, Ltd. since July 2003.

CHAN Cheuk Yin, 45, President of Ping An Securities Company, Ltd. since January 2006.

JOINT COMPANY SECRETARIES

YAO Jun, 40, Chief Legal Officer and Joint Company Secretary of our Company since September 2003 and June 2004, respectively. He was previously a partner of Commerce & Finance Law Offices. Mr. Yao has an L.L.M. degree from Peking University.

SENG Sze Ka Mee Natalia, 49, a joint company secretary of our Company since June 2004. Ms. Seng has worked in the corporate secretarial department of an international accounting firm for over 20 years and she has served many listed clients over these years. Ms. Seng is a Fellow of the Hong Kong Institute of Company Secretaries, The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Directors. Apart from Ping An, Ms. Seng acts as the named Company Secretary of another two listed companies and also the Company Secretary to the manager of a listed Real Estate Investment Trust on the Main Board of the Stock Exchange.

QUALIFIED ACCOUNTANT

NGO Tai Chuan Alan, 33, Qualified Accountant and Deputy General Manager of the Finance Department of our Company since April 2005 and October 2005. He holds a Bachelor's degree in accountancy from Nanyang Technological University of Singapore and is a member of the Hong Kong Institute of Certified Public Accountants, the Institute of Certified Public Accountants of Singapore, the Institute of Chartered Accountants in Australia, the Chartered Financial Analyst Institute and a fellow member of the Global Association of Risk Professionals. Prior to joining our Company in December 2003, Mr. Ngo was an audit manager in the Global Financial Services Unit of Ernst & Young.






安养老保险公司获批
主办单位
日


平安银行
PING AN BANK


油渤海二期项
大会

BUSINESS REVIEW



In 2005, we continued to focus on providing multiple financial products and services to our customers through our multi-channel distribution network. With our principal operating subsidiaries, namely Ping An Life, Ping An Property & Casualty, Ping An Trust, Ping An Securities, Ping An Bank, Ping An Annuity, Ping An Health and Ping An Asset Management, we offer our customers a wide range of financial products and services under a single brand name. We are growing profitability across our broad portfolio of businesses. In particular, our core life insurance and property and casualty insurance business reached new historic highs in net profit. Our life insurance and property and casualty insurance businesses accounted for approximately 84.5% and 13.9%, respectively, of our total revenue in 2005.

Being one of the largest insurance companies in the PRC in terms of gross written premiums and policy fees, we had gross written premiums and policy fees of RMB59,021 million in 2005, of which RMB46,945 million, or approximately 79.5%, was from our life insurance business and RMB12,076 million, or approximately 20.5%, was from our property and casualty insurance business.

LIFE INSURANCE

The following tables set forth certain financial and operating data for our life insurance business:

For the year ended December 31, (in RMB million, except percentages)	**2005**	2004
Gross written premiums and policy fees	**46,945**	49,883
Individual life insurance	**38,758**	35,949
Bancassurance	**1,133**	5,836
Group insurance	**7,054**	8,098
Premium deposits	**11,746**	4,846
Individual life insurance	**7,411**	4,215
Bancassurance	**4,091**	81
Group insurance	**244**	550
Gross written premiums, policy fees and premium deposits	**58,691**	54,729
Market share of gross written premiums, policy fees and premium deposits[(1)]	**16.1%**	17.2%

(1) Based on our PRC GAAP financial data and PRC insurance industry data calculated in accordance with PRC GAAP and published by the National Bureau of Statistics of China.

As at or for the year ended December 31,	**2005**	2004
Number of customers:		
Individual (in thousands)	**30,312**	28,362
Corporate (in thousands)	**267**	177
Total (in thousands)	**30,579**	28,539
Persistency ratio:		
13-month	**85.9%**	87.5%
25-month	**81.9%**	80.3%
Agent productivity:		
First year premiums, policy fees and premium deposits per agent per month	**4,446**	3,245
New life insurance policies per agent per month	**2.3**	2.3

We are the second largest life insurance company in the PRC in terms of gross written premiums, policy fees and premium deposits. In 2005, our life insurance business accounted for approximately 16.1% of the gross written premiums, policy fees and premium deposits received by PRC life insurance companies, based on our PRC GAAP financial data and PRC insurance industry data calculated in accordance with PRC GAAP and published by the National Bureau of Statistics of China. Through our extensive distribution network, we sell a full range of risk and savings products that address the needs of our customers at every stage of their lives.

We are one of the most profitable life insurance companies in the PRC. During 2005, we continued to focus on our core strategies emphasizing financial strength, agency development, product innovation and service enhancement. As a result, gross written premiums, policy fees and premium deposits from our individual life insurance products accounted for approximately 78.7% of the gross written premiums, policy fees and premium deposits for our life insurance business in 2005, compared to approximately 73.4% in 2004. In particular, most of individual life insurance first year premiums were from regular premium products in 2005. Our focus on regular premium individual life insurance products provides us with a stable revenue stream that enables us to generate sustainable longer term profits. In addition, the value of one year's new business was RMB4,539 million, representing an increase of 16.0% from the previous year.

In 2005, our group life insurance business focused on employer welfare benefit program. We continued to rationalize our group insurance business model and achieved positive results from our business transformation. We will also capitalize on the new opportunity of selling pension products to our corporate customers. These products will be offered through our newly established subsidiary, Ping An Annuity.

Regarding our bancassurance business, we continued to manage the sales of our bancassurance products with a view towards maintaining profitability. In addition, we are also exploring innovative partnership programs with other banks to sell more sophisticated insurance products to our customers.

Quality Improvements

Through the continued refinement of our sales agents training system, we enhanced the productivity and professionalism of our sales agents. We have also continued our efforts in enhancing customer service. As a result, the 13-month and 25-month persistency ratios for our individual life insurance customers maintained at a satisfactory level of above 85% and 80%, respectively, as at December 31, 2005.

Legacy High Guaranteed Return Products

Like other major PRC life insurance companies, we offered life insurance products with relatively high guaranteed rates of return equal to or in excess of 5% from 1995 to 1999, primarily as a result of the then prevailing high market interest rates in that period. In June 1999, the China Insurance Regulatory Commission ("CIRC") imposed a cap of 2.5% with respect to the guaranteed rate of return a life insurance company may offer on its products. As a result, we have offered guaranteed return products with rates of return equal to or less than 2.5% since June 1999. The policyholders' reserves for life insurance policies with high guaranteed rates of return as calculated based on our PRC GAAP financial data represented 40.0% of our total policyholders' reserves as at December 31, 2005 compared to 42.0% as at December 31, 2004. The average pricing rate for all of our guaranteed return life insurance products decreased to 4.7% in 2005 from 4.8% in 2004. We expect these high guaranteed return life insurance policies to decline as a percentage of our total in-force life insurance policies as our new policies with lower or no guaranteed rates of return continue to grow.

BUSINESS REVIEW

Distribution Network

Our life insurance products are primarily distributed through a distribution network that includes a sales force of approximately 200,000 individual life insurance sales agents, approximately 1,600 group insurance sales representatives and approximately 27,200 branch offices of China Post and commercial banks in the PRC that have bancassurance arrangements with us.

The following table sets forth certain information of our life insurance distribution channels as at the dates indicated:

As at December 31,	**2005**	2004
Number of individual life sales agents	**200,193**	199,997
Number of group sales representatives	**1,644**	1,605
Bancassurance outlets	**27,222**	20,023

Customers

For the year ended December 31, 2005, approximately 47.9% of the gross written premiums, policy fees and premium deposits received by our life insurance business were attributable to customers located in or near Shanghai, Guangdong, Beijing, Jiangsu and Shandong, which are among the more economically developed areas in the PRC. We believe these and other more economically developed areas will continue to offer greater potential for further profitable growth. As at December 31, 2005, we had approximately 30 million individual customers and approximately 267,000 corporate customers.

PROPERTY AND CASUALTY INSURANCE

The following tables set forth certain financial and operating data for our property and casualty insurance business:

For the year ended December 31, (in RMB million, except percentages)	**2005**	2004
Gross written premiums	**12,076**	10,150
Automobile	**7,497**	6,232
Non-automobile	**4,044**	3,545
Accident and health	**535**	373
Market share of gross written premiums(1)	**9.9%**	9.5%

(1) Based on our PRC GAAP financial data and PRC insurance industry data calculated in accordance with PRC GAAP and published by the National Bureau of Statistics of China.

As at or for the year ended December 31,	2005	2004
Combined Ratio:		
Expense ratio	**23.3%**	20.2%
Loss ratio	**72.0%**	77.0%
Combined ratio	**95.3%**	97.2%
Number of customers:		
Individual (in thousands)	**6,006**	5,519
Corporate (in thousands)	**1,680**	613
Total (in thousands)	**7,686**	6,132

We are the third largest property and casualty insurance company in the PRC in terms of gross written premiums. In 2005, our property and casualty insurance business accounted for approximately 9.9% of the gross written premiums received by PRC property and casualty insurance companies, based on our PRC GAAP financial data and PRC insurance industry data calculated in accordance with PRC GAAP and published by the National Bureau of Statistics of China.

In 2005, the property and casualty industry became more competitive with more new companies set up for business. While the new companies gained significant market share with aggressive strategies, our main competitors lost market share due to restructuring. Ping An Property & Casualty experienced strong premium growth together with improved underwriting results. This is the result of our financial strength, underwriting skills, outstanding services and operation efficiency. These capabilities will drive future growth and success.

Gross written premiums and net profit for our property and casualty business reached RMB12,076 million and RMB422 million in 2005, representing an increase of 19.0% and 94.5% respectively from the previous year, both were higher than the industry's average growth rate. The growth came from business segments by product types, by distribution channels, by geographic regions and by customer types. As a result, our market share improved to 9.9% in 2005 from 9.5% in 2004.

Quality Improvements

We continued to focus on disciplined underwriting and service enhancement. This strategy has enabled us to improve our loss ratio very significantly. As a result, our combined ratio improved to 95.3% in 2005 from 97.2% in 2004.

Distribution Network

The distribution network for our property and casualty insurance products includes 39 branch offices located in substantially all of the PRC's provinces, autonomous regions and municipalities, together with over 1,000 sub-branches located throughout the PRC. We distribute our property and casualty insurance products primarily through our in-house sales representatives and through various intermediaries, such as banks and automobile dealerships, and insurance brokers.

BUSINESS REVIEW

The following table sets forth certain information of our property and casualty insurance distribution channels as at the dates indicated:

As at December 31,	2005	2004
Number of direct sales representatives	**7,708**	6,975
Number of insurance agents	**6,176**	6,168

Customers

For the year ended December 31, 2005, approximately 49.4% of the gross written premiums received by our property and casualty insurance business were attributable to customers located in or near Guangdong, Shanghai, Beijing, Zhejiang and Jiangsu, which are among the more economically developed areas in the PRC. We believe these and other more economically developed areas will continue to offer greater potential for further profitable growth. As at December 31, 2005, we had approximately 6 million individual customers and approximately 1.68 million corporate customers.

PING AN TRUST

We provide asset management services to our customers through Ping An Trust. In addition, Ping An Trust acts as an investment holding company for some of our long-term equity investments and provides real estate development, management and leasing services to our other subsidiaries. Assets held in trust increased to RMB3,330 million as at December 31, 2005 from RMB1,084 million as at December 31, 2004. In 2005, our trust business developed several new product lines, such as property trust funds and small-amount consumer finance. These new product lines will provide our trust operation with new opportunity of revenue growth.

PING AN SECURITIES

We conduct our securities business through Ping An Securities, and provide securities services to customers through 22 branch offices nationwide and through our PA18 Internet financial portal. The principal services that we provide to our customers are brokerage services, investment banking services, asset management services and research and consulting services. Brokerage services consist of executing stock and bond trades on the Shanghai and Shenzhen stock exchanges for customers, holding physical securities on behalf of customers and facilitating the payment of dividends and interest repayment of outstanding principal amounts to customers. Investment banking services include securities underwriting, financial advice for mergers and acquisitions and restructurings, securities business training and the provision of market and trading information. Asset management services consist of managing securities portfolios of clients and providing asset management advice. Despite the poor market conditions, Ping An Securities achieved a net profit of RMB6 million in 2005.

PING AN BANK

In February 2005, Ping An Bank received approval from the China Banking Regulatory Commission ("CBRC") to relocate its headquarter from Fujian to Shanghai. We are currently applying for the Renminbi business license and expect to receive it in the near future. Ping An Bank experienced significant growth in 2005. The balance of Ping An Bank's outstanding loans increased to RMB252 million as at December 31, 2005 from RMB71 million as at December 31, 2004. Ping An Bank's net profit increased to RMB7 million in 2005.

PING AN ANNUITY

Ping An Annuity was set up on December 13, 2004. With the change in the PRC's retirement fund management system, the market potential for annuity business is very large and attractive. Ping An Annuity has obtained the trustee and investment management licenses to operate in the pension business. We expect to leverage our broad corporate customer base from our insurance operation to capture future growth.

PING AN HEALTH

Ping An Health was set up on June 13, 2005. We are currently building up our health insurance business model. We see great potential in this line of business and have recruited a team with international expertize to create innovative products and services to explore growth opportunities.

PING AN ASSET MANAGEMENT

Ping An Asset Management was set up on May 27, 2005. With the setting up of our asset management subsidiary, we are able to build a dedicated team of investment specialists to explore new investment opportunities. One important new investment channel that we are focusing is infrastructure investments. This form of investment will allow us to receive a steady and high return over a longer duration. This will enhance our capability in matching the duration of our life insurance liabilities.

BACK-OFFICE CENTRALIZATION

We have made substantial progress in the back-office support centralization project and have completed a significant portion of the premises for the Integrated Operating Center (IOC) in Zhangjiang, Shanghai. The IOC consists of a document processing unit, an accounting unit, a customer service unit and business processing units based on different business lines. The IOC aims to centrally process all back-office business operations and remote customer service activities.

Specifically, we have made the following progress at the release of this report:

- Centralized nearly 70% underwriting and document processing of individual life insurance and bancassurance;
- Centralized approximately 70% and 20% claims processing of life insurance and property and casualty insurance respectively;
- Centralized close to 50% accounting activities of operating expenses;
- Built a national call center that serves all life insurance customers and 40% property and casualty customers.

Upon completion, the IOC will become one of the largest financial back-office support centers in Asia and will help us raise the quality and service efficiency of our Group to international standards. In particular, we believe that the new IOC will enhance our marketing capabilities, improve and centralize our management of underwriting and claims for both life insurance and property and casualty insurance, enhance our internal controls and risk management system, increase our management efficiency through proper division of responsibilities among different levels of management, and reduce operating costs and improve our overall profitability.

REGULATORY DEVELOPMENTS

In 2005, the National People's Congress, the CIRC and other relevant PRC regulatory authorities promulgated a series of new or amended laws and regulations, including the Company Law (amended in 2005) and the Securities Law (amended in 2005).

The Company Law of the PRC (amended in 2005)

On October 27, 2005, the 18th meeting of the Standing Committee of the 10th National People's Congress passed the amended Company Law of the PRC ("Company Law"). The new Company Law lowers the minimum registered capital requirement for establishing a company to a great extent; loosens the restriction on methods of shareholders' capital contribution; accepts shareholders' capital contribution by installments; lifts the restraints of amounts on shift in investment; allows a company to repurchase more of its own shares; grants to minority shareholders the right to call for, convene and preside over a general meeting; allows a company to practise an accumulated voting system; restricts the rights of connected shareholders and directors to vote; stipulates the right of shareholders who object to certain shareholders' resolutions to request the company to purchase the shares they own, and establishes the right of shareholders to initiate a litigation against the directors and supervisors who fail to perform their duties. The new Company Law became effective on January 1, 2006.

The Securities Law of the PRC (amended in 2005)

On October 27, 2005, the amended Securities Law of the PRC ("Securities Law") was reviewed and approved by the 18th meeting of the Standing Committee of the 10th National People's Congress. The new Securities Law made some major adjustments and supplements to the basic regulations governing the capital market, and broadened the scope of application, which now includes the issuance and trading of securities derivatives. While holding on to the prerequisite of specific management of specific sectors, adequate room has been provided for the mixed operation of the securities, banking, trust and insurance businesses; the protection of the lawful rights of investors is emphasized; the governance and regulation of listed companies are improved, which has led securities companies into regulated and accelerated development; the regulations on issuance and listing of securities are also improved. Also, the new Securities Law has adjusted the securities registration and settlement systems, strengthened the enforcement power and measures of securities regulatory authorities, while further detailed the penalties on the violating conducts in the securities market. The new Securities Law became effective on January 1, 2006.

Provisional Measures Governing Information Disclosure of Trust and Investment Companies

On January 18, 2005, the CBRC promulgated the Provisional Measures Governing Information Disclosure of Trust and Investment Companies ("Provisional Measures"). The Provisional Measures set out the principles and details of information disclosure and state that the principal disclosure methods include annual reports and provisional reports. According to the Provisional Measures, the information disclosure of trust companies shall be carried out in stages during a period of 3 years from January 1, 2005 to January 1, 2008.

The Guidelines for Corporate Governance of Foreign-bank Legal Persons

On April 20, 2005, the CBRC promulgated the Guidelines for Corporate Governance of Foreign-bank Legal Persons, which set out regulatory details on the legal person governance structure of foreign-bank in seven aspects: shareholder structure, board composition, election and appointment of senior management, supervision and internal audit, connected transactions, incentive scheme and information disclosure.

The Notice Regarding Issues on Stock Investment with Insurance Funds

On February 17, 2005, the CIRC promulgated the Notice Regarding Issues on Stock Investment with Insurance Funds, which expressly sets out the general ratio and individual ratio of stock investment by insurance companies, and requires the insurance companies to establish a practicable risk control system.

The Provisional Measures on Management of Debenture Investment by Insurance Companies

On August 17, 2005, the CIRC promulgated the Provisional Measures on Management of Debenture Investment by Insurance Companies, which reclassifies the bond types with new investment products added, such as financial debentures issued by commercial banks, Renminbi denominated debentures issued by international development institutions and short-term financing debentures, and prescribes specific investment ratios according to investment products with different credit ratings.

The Implementing Measures of the Provisional Regulations on Management of Overseas Use of Foreign Exchange Funds of Insurance Companies

On September 1, 2005, the CIRC promulgated the Implementing Measures of the Provisional Regulations on Management of Overseas Use of Foreign Exchange Funds of Insurance Companies, which further expand the channels for overseas use of insurance companies' foreign exchange funds, and set out stipulations in respect of investment products, investment ratio, currency and investment management. According to the regulations, the foreign exchange funds of insurance companies can be invested in certain investment products such as structural deposits, mortgage backed securities (MBS), currency market fund and stocks issued overseas by PRC enterprises.

The Rules Governing Reinsurance Business

On October 14, 2005, the CIRC promulgated the Rules Governing Reinsurance Business, which firstly require that property and casualty reinsurance should be offered preemptively to at least two professional reinsurance companies within the PRC, and total share ceded by the offer should not be less than 50% of the ceded business. Secondly, the rules stipulate restrictive ratio in relation to the level of risk concentration, i.e., the business volume ceded to the same reinsurance company by each risk unit should not exceed 80% of the direct insurance business. The Rules Governing Reinsurance Business became effective on December 1, 2005.

REPORT OF THE DIRECTORS

The directors present their annual report and the audited consolidated financial statements of the Company and its subsidiaries (the "Group") for the year ended December 31, 2005.

1. Principal activities

The principal activities of the Group comprise the provision of a wide range of financial products and services with a focus on life and property and casualty insurance products. There were no significant changes in the nature of the Group's principal activities during the year.

2. Results and dividends

The Group's net profit in 2005 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 79 to 158.

On March 29, 2006, the directors proposed 2006 special interim dividend distribution of RMB0.20 per share totaling RMB1,239 million, which will be paid by the Company subject to the Company's receipt of dividends amounting to RMB4,364 million from one of its subsidiaries in early May 2006. This proposal is subject to shareholders' approval on May 25, 2006.

3. Use of proceeds from the Company's initial public offering

The net proceeds from the Company's issue of new shares at the time of its listing on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in June 2004, after deduction of related issuance expenses, amounted to approximately RMB13,279 million. As at December 31, 2005, the net proceeds were used, as stated in the prospectus of the Company, for general corporate purposes and improvement of business operations. The proceeds form part of the Group's liquid capital and were invested in accordance with the relevant PRC regulations.

4. Summary financial information

A summary of the published results, assets and liabilities of the Group for the last five financial years is set out as below:

Profit and loss **For the year ended December 31, (in RMB million)**	2001	2002	2003	2004	**2005**
Total Revenue	41,834	58,748	66,623	63,193	**64,590**
Net Profit	2,954	2,005	2,327	3,146	**4,265**

Balance sheet **As at December 31, (in RMB million)**	2001	2002	2003	2004	**2005**
Total Assets	108,714	162,596	206,044	264,439	**319,706**
Total Liabilities	103,342	150,796	192,755	235,812	**286,184**
Total Equity	5,372	11,800	13,289	28,627	**33,522**

* The comparative figures for 2001, 2002 and 2003 are not retrospectively adjusted for the changes in accounting policies made in 2005.

5. **Reserves**

Details of movements in the reserves of the Company and the Group during the year are set out in note 33 to the consolidated financial statements and in the consolidated statement of changes in equity, respectively.

6. **Charitable donations**

Charitable donations made by the Company during 2005 totaled RMB3 million.

7. **Property, plant and equipment and investment properties**

Details of movements in property, plant and equipment and investment properties of the Group during the year are set out in notes 26 and 20, respectively, to the consolidated financial statements.

8. **Share capital**

There were no movements in either the Company's authorized or issued share capital during the year.

9. **Pre-emptive rights**

There are no provisions regarding pre-emptive rights under the PRC Company Law or the Articles of Association, which would oblige the Company to issue new shares to its existing shareholders in proportion to their existing shareholdings.

10. **Purchase, redemption or sale of listed securities of the Company**

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

11. **Accumulated losses and distributable reserves**

As at December 31, 2005, the Company's reserves available for distribution, calculated in accordance with the relevant regulations, represent accumulated losses totaling RMB1,652 million. As at the same date, the Group had a consolidated retained profits of RMB5,308 million. On March 23, 2006, dividends were proposed by one of the Company's subsidiaries, in respect of which the Company will receive a sum of RMB4,364 million in early May 2006. The Company's receipt of such dividends will then result in retained profits in the Company's reserves available for distribution.

12. **Major customers**

In the year under review, gross written premiums, policy fees and premium deposits from the Group's five largest customers accounted for less than 30% of the total gross written premiums, policy fees and premium deposits for the year.

None of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers.

13. Directors and supervisors

The directors of the Company during the year were as follows:

Name	Date of Appointment as Director
Executive Directors:	
MA Mingzhe	March 21, 1988
SUN Jianyi	March 29, 1995
Non-Executive Directors:	
Henry CORNELL	October 26, 1998
HUANG Jianping	May 30, 2002
LIU Haifeng David	May 30, 2002
LIN Yu Fen	October 8, 2002
CHEUNG Lee Wah	October 8, 2002
Anthony Philip HOPE	November 25, 2002
YIP Dicky Peter (resigned with effect from May 1, 2005)	November 25, 2002
DOU Wenwei	May 16, 2003
FAN Gang	May 16, 2003
LIN Lijun	May 16, 2003
SHI Yuxin	October 10, 2003
HU Aimin	March 9, 2004
CHEN Hongbo	June 23, 2005
Independent Non-Executive Directors:	
BAO Youde	September 27, 1995
KWONG Che Keung Gordon	May 16, 2003
CHEUNG Wing Yui	May 16, 2003
CHOW Wing Kin Anthony	June 23, 2005

The supervisors of the Company during the year were as follows:

Name	Position	Date of Appointment as Supervisor
XIAO Shaolian	Independent Supervisor	August 3, 1994
CHEN Shangwu	Independent Supervisor	August 3, 1994
SUN Fuxin	Independent Supervisor	May 16, 2003
DUAN Weihong	Supervisor	May 16, 2003
ZHOU Fulin	Supervisor	May 16, 2003
CHEN Bohai	Supervisor	May 16, 2003
HE Peiquan	Supervisor	April 30, 1998
SONG Liankun	Supervisor	May 16, 2003
HE Shi	Supervisor	May 16, 2003

There were no changes to the Directors and Supervisors from January 1, 2006 to the date of the annual report.

The Company has received annual confirmations of independence from Messrs. BAO Youde, KWONG Che Keung Gordon, CHEUNG Wing Yui and CHOW Wing Kin Anthony, and as at the date of the annual report continues to consider them to be independent as defined under the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

14. Biographical details of directors, supervisors and members of the senior management

Biographical details of Directors, Supervisors and members of the senior management as at the date of the annual report are set out from page 11 to page 17 of this annual report.

15. Directors' and supervisors' service contracts and remuneration

On May 10, 2004, our Company entered into a service contract with each of the Executive Directors for a term of three years. The service contracts for the Executive Directors are subject to termination by either party giving not less than six months' written notice to the other party. Pursuant to the Articles of Association, the remuneration of the Directors and Supervisors will be determined by the shareholders of the Company in shareholders' general meetings.

Apart from the foregoing, no Director or Supervisor proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.

Details of remuneration of the directors and supervisors for the year ended December 31, 2005 are set out in note 44 to the consolidated financial statements.

16. Directors' and supervisors' interests in material contracts

None of the Directors or the Supervisors had a material interest, directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during 2005.

17. Directors' and supervisors' interests and short positions in shares

As at December 31, 2005, none of the Directors or Supervisors had registered an interest or short position in the shares or underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the Hong Kong Securities and Futures Ordinance ("SFO"), or as otherwise notified to the Company and the Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of Listed Issuers" set out in Appendix 10 to the Listing Rules (the "Model Code") .

18. Directors' and supervisors' rights to acquire shares

At no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any Directors, Supervisors or their respective spouse or minor children, or were any such rights exercised by them; or was the Company, or any of its subsidiaries a party to any arrangement to enable the Directors or Supervisors to acquire such rights in any other body corporate.

19. Directors' and supervisors' interests in a competing business

During 2005 and up to the date of this annual report, the following director is considered to have interests in a business which competes or is likely to compete, directly or indirectly, with the business of the Group, as defined in the Listing Rules, as set out below:

Mr. Anthony Philip HOPE, a Non-executive Director of the Company, is also a director of HSBC Life (International) Limited and HSBC Insurance (Asia) Limited, which are authorized by the Hong Kong Insurance Authority to conduct long term, property and casualty and composite insurance business in Hong Kong, respectively.

As China Ping An Insurance (Hong Kong) Company Limited, a subsidiary of the Company, is authorized by the Hong Kong Insurance Authority to conduct property and casualty insurance business, the respective authorized insurance business of HSBC Life (International) Limited and HSBC Insurance (Asia) Limited has, to a certain extent, overlapped and thus may compete with those of China Ping An Insurance (Hong Kong) Company Limited.

Save as disclosed, none of the Directors has any competing interest in a business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

20. Disclosure of interests

Substantial shareholders' and other persons' interests and short positions in shares and underlying shares

As at December 31, 2005, the following persons (other than the Directors and Supervisors of the Company) had interests in the shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

1. Interests and short positions of substantial shareholders who were entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the Company

Name of Substantial Shareholder	H/Domestic ("D") shares	Capacity	*Notes*	No. of H/D Shares	Nature of interest	Percentage of total number of H/D Shares in issue (%)	Percentage of total shares in issue (%)
HSBC Holdings plc	H	Interest of controlled corporations	1,2,3	1,233,870,388	Long position	48.22	19.92

2. Interests and short positions of other substantial shareholders

Name of Substantial Shareholder	H/Domestic ("D") shares	Capacity	Notes	No. of H/D Shares	Nature of interest	Percentage of total number of H/D Shares in issue (%)	Percentage of total shares in issue (%)
HSBC Insurance Holdings Limited	H	Beneficial owner	1	618,886,334	Long position	24.19	9.99
The Hongkong and Shanghai Banking Corporation Limited	H	Beneficial owner	3	614,099,279	Long position	24.00	9.91
Shenzhen Jingao Industrial Development Co., Ltd.	D	Interest of controlled corporations	4	148,000,000	Long position	4.07	2.39
		Beneficial Owner		331,117,788	Long position	9.11	5.34
				479,117,788		13.18	7.73
Ping An Securities Company, Ltd. Labor Union	D	Interest of controlled corporations	4	479,117,788	Long position	13.18	7.73
China Ping An Trust & Investment Co., Ltd. Labor Union	D	Interest of controlled corporations	4	479,117,788	Long position	13.18	7.73
Shenzhen New Horse Investment Development Co., Ltd.	D	Beneficial Owner	5	389,592,366	Long position	10.71	6.29
Ping An Insurance (Group) Company of China, Ltd. Labor Union	D	Interest of controlled corporations	5	389,592,366	Long position	10.71	6.29
Guangzhou Hengde Trade Development Co., Ltd.	D	Beneficial Owner	6	200,000,000	Long position	5.50	3.23
Li Siu Nam	D	Interest of controlled corporations	6	200,000,000	Long position	5.50	3.23
Shenzhen Investment Holdings Co., Ltd.	D	Beneficial Owner		543,181,445	Long position	14.94	8.77
Shenzhen Shum Yip Investment Development Company Ltd.	D	Beneficial Owner		301,585,684	Long position	8.29	4.87
Yuan Trust Investment Company Ltd.	D	Beneficial Owner		380,000,000	Long position	10.45	6.13
Capital China Group Company Limited	D	Beneficial Owner		332,526,844	Long position	9.14	5.37
Wuhan Wuxin Industrial Co., Ltd.*	D	Beneficial Owner		195,455,920	Long position	5.37	3.16

* *Name changed to Shenzhen Wuxin Yufu Industrial Co., Ltd. on June 10, 2005.*

Notes:

(1) HSBC Insurance Holdings Limited was a wholly-owned subsidiary of HSBC Holdings plc and its interest in 618,886,334 shares of the Company was deemed to be the interest of HSBC Holdings plc.

(2) Besides (1) above, HSBC Holdings plc was also interested in the Company by virtue of its control over HSBC CCF Financial Products (France) SNC ("CCF SNC") which held a direct interest in 884,775 shares in the Company.

CCF SNC was 100% owned by CCF S.A. which was owned as to 99.99% by HSBC Bank plc. HSBC Holdings plc owned 100% interest in HSBC Bank plc.

(3) The Hongkong and Shanghai Banking Corporation Limited was owned as to 84.19% by HSBC Asia Holdings BV, a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn was a wholly-owned subsidiary of HSBC Holdings BV. The remaining 15.81% of The Hongkong and Shanghai Banking Corporation Limited was owned by HSBC Finance (Netherlands), a wholly-owned subsidiary of HSBC Holdings plc. HSBC Finance (Netherlands) owned 100% interest in HSBC Holdings BV.

(4) Shenzhen Jiangnan Industrial Development Co., Ltd., holding 148,000,000 shares, was owned as to 69.11% by Shenzhen Jingao Industrial Development Co., Ltd., which in turn was owned as to 80% and 20% by Ping An Securities Company, Ltd. Labor Union and China Ping An Trust & Investment Co., Ltd. Labor Union respectively. The interest in 479,117,788 shares relates to the same block of shares in the Company.

(5) Shenzhen New Horse Investment Development Co., Ltd. was owned as to 95% by Ping An Insurance (Group) Company of China, Ltd. Labor Union. The interest in 389,592,366 shares relates to the same block of shares in the Company.

(6) Guangzhou Hengde Trade Development Co., Ltd. was 90% owned by Li Siu Nam. The interest in 200,000,000 shares relates to the same block of shares in the Company.

Save as disclosed above, the Company is not aware of any other person (other than the Directors and Supervisors of the Company) having any interests or short positions in the shares and underlying shares of the Company as at December 31, 2005 as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Interests and short positions of directors and supervisors

As at December 31, 2005, none of the Directors or Supervisors of the Company held or was deemed to hold interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the SFO) which were required to be recorded in the register required to be kept under Section 352 of the SFO, or otherwise required to be notified by the Directors or Supervisors to the Company and the Hong Kong Stock Exchange pursuant to the Model Code nor have they been granted the right to acquire any interests in shares or debentures of the Company or any of its associated corporations.

21. Continuing connected transactions

In 2005, the Company and the Group had the following continuing connected transactions:

1. *Bank Deposits Arrangements with HSBC*

The Group maintains bank balances with the Hongkong and Shanghai Banking Corporation Limited ("HSBC") on normal commercial terms in the ordinary course of business. Interest is accrued on such bank balances at normal commercial rates. HSBC is a connected person of the Company as it is a substantial shareholder of Ping An Bank Limited, a 72.65% owned subsidiary of the Company.

As at December 31, 2005, the aggregate bank balances maintained by the Group with HSBC was approximately US$29 million.

2. *Bancassurance Arrangement with ICBC*

The Company and Industrial and Commercial Bank of China Limited ("ICBC") entered into a cooperation agreement in respect of insurance agency services (the "Bancassurance Agreement") on August 6, 2001 on normal commercial terms in the ordinary course of business. Pursuant to the Bancassurance Agreement, (i) ICBC agreed to provide insurance agency services to the Group through its branches and other channels for the insurance products of the Group, which include marketing insurance products and collecting premiums, and (ii) specific agreements have been and will continue to be entered into between the respective branches of the Company and ICBC in respect of the particular terms of the bancassurance products, the implementation of the services and the determination and payment of the agency fees. ICBC was a promoter of the Company at the time when the Company was established.

In 2005, the aggregate agency fees, which were determined at a fixed percentage of the net premiums, paid by the Group to ICBC in respect of the insurance agency services pursuant to the specific agreements entered into between the respective branches of the Group and ICBC was approximately RMB53 million.

3. *Bank Deposits Arrangements with ICBC*

The Group maintains term deposits and bank balances in Renminbi, Hong Kong dollars and US dollars with ICBC or Industrial and Commercial Bank of China (Asia) Limited ("ICBC (Asia)"), a subsidiary of ICBC, on normal commercial terms in the ordinary course of business in order to generate interest returns.

As at December 31, 2005, the aggregate bank deposits maintained by the Group with ICBC and ICBC (Asia) in all kinds of currencies amounted to approximately RMB10,141 million.

In respect of the above continuing connected transactions entered into by the Group, the Stock Exchange, on application by the Company, granted the Company a waiver from strict compliance with the announcement and independent shareholders' approval requirements of the Listing Rules in respect of continuing connected transactions.

In the opinion of the Independent Non-executive Directors, after having reviewed the above continuing connected transactions, such transactions were entered into by the Group:

1. in the ordinary and usual course of its business;

2. on normal commercial terms or on terms no less favorable to the Group than terms available to or from (as appropriate) independent third parties; and

3. in accordance with the terms of agreements governing them on terms that are fair and reasonable so far as the shareholders of the Company are concerned and in the interests of the shareholders of the Company as a whole.

The Company has received a letter from the auditors stating that the above connected transactions:

1. have received the approval of the board of directors of the Company (the "Board of Directors");

2. have been entered into in accordance with the relevant agreements governing such transactions; and

3. have not exceeded the upper limits set out below in 2005:

   i. bank deposits arrangements with HSBC: US$2,336 million on any given day;

   ii. bancassurance arrangements with ICBC: RMB150 million; and

   iii. bank deposits with ICBC and its associate: RMB24,900 million on any given day.

22. Connected transactions

In 2005, the Company and the Group had the following connected transactions:

1. The First Capital Increase Agreement

On April 4, 2005, the Company announced that China Ping An Trust & Investment Co., Ltd. ("Ping An Trust"), then an approximately 99.26% owned subsidiary of the Company established in the PRC, had on the same date entered into a capital increase agreement (the "First Capital Increase Agreement") with Ping An Securities Company, Ltd. ("Ping An Securities"), then an approximately 74.44% owned subsidiary of the Company established in the PRC, pursuant to which the registered capital of Ping An Securities would be increased from RMB1 billion to RMB1.3 billion by RMB300 million contributed wholly by Ping An Trust, subject to approval of the relevant PRC authorities.

Approval of the China Securities Regulatory Commission (the "CSRC") was obtained on May 8, 2005 and the First Capital Increase Agreement was completed on July 22, 2005. The additional capital contribution of RMB300 million in Ping An Securities was paid in cash at completion of the First Capital Increase Agreement. The capital increase in Ping An Securities provided additional working capital to Ping An Securities and strengthened its operation.

At the time of entering into the First Capital Increase Agreement, as Shenzhen New Horse Investment Development Co., Ltd. ("New Horse Development"), which held approximately 6.29% of the issued share capital of the Company, is one of the promoters of the Company, New Horse Development is a connected person of the Company under Rule 14A.11(3).

Further, Ping An Trust and Ping An Securities were then approximately 99.26% and 74.44% owned subsidiaries of the Company respectively. Since New Horse Development held approximately 18% of the equity interests in Ping An Securities then, it was also a substantial shareholder of Ping An Securities. Ping An Securities was thus a connected person of the Company under Rule 14A.11(5).

The First Capital Increase Agreement therefore constituted a connected transaction of the Company.

Following completion of the First Capital Increase Agreement, Ping An Trust's interest in Ping An Securities increased from approximately 75% to approximately 80.77% and Ping An Securities became an approximately 80.38% owned subsidiary of the Company. New Horse Development's interest in Ping An Securities was reduced from approximately 18% to approximately 13.85%.

2. The Second Capital Increase Agreement

On November 4, 2005, the Company announced that Ping An Trust had on the same date entered into the second capital increase agreement (the "Second Capital Increase Agreement") with Ping An Securities, pursuant to which the registered capital of Ping An Securities would be further increased from RMB1.3 billion to RMB1.8 billion by RMB500 million contributed wholly by Ping An Trust, subject to approval of the relevant PRC authorities. The second capital increase in Ping An Securities provided additional working capital to Ping An Securities and strengthened its operation.

Approval of the CSRC was obtained on December 14, 2005 and the change of business registration is in progress. The additional capital contribution of RMB500 million in Ping An Securities was paid in cash.

3. The Equity Interests Transfer Agreement

On November 4, 2005, the Company also announced that Ping An Trust had on the same date entered into an equity interests transfer agreement (the "Equity Interests Transfer Agreement") with New Horse Development, pursuant to which New Horse Development agreed to transfer 0.1% of the equity interests in Ping An Securities (as enlarged by the Second Capital Increase Agreement) held by it to Ping An Trust, subject to approval of the relevant PRC authorities, at the consideration of RMB1.8 million. The consideration was determined after arm's length negotiation between the parties and based on the proportionate registered capital of Ping An Securities (as enlarged by the Second Capital Increase Agreement).

Approval of the CSRC was obtained on December 14, 2005 and the change of business registration is in progress. The consideration for the equity interests transfer was paid in cash.

Ping An Trust and Ping An Securities were then approximately 99.52% and 80.38% owned subsidiaries of the Company respectively. Since New Horse Development then held approximately 13.85% of the equity interests in Ping An Securities, it was also a substantial shareholder of Ping An Securities. Ping An Securities was thus a connected person of the Company under Rule 14A.11(5).

Each of the Second Capital Increase Agreement and the Equity Interests Transfer Agreement therefore constituted a connected transaction of the Company.

Following the second capital increase and transfer of equity interests, Ping An Trust's interest in Ping An Securities increased from approximately 80.77% to approximately 86.21% and Ping An Securities became an approximately 85.80% owned subsidiary of the Company. New Horse Development's interest in Ping An Securities was reduced from approximately 13.85% to approximately 9.90%.

23. Board committees

The Company has established an audit committee, a remuneration committee and a nomination committee. For details regarding these Board committees, please see the relevant sections in the Corporate Governance Report on pages 46 to 49 of this annual report.

24. Post balance sheet events

Details of the significant post balance sheet events of the Group are set out in note 50 to the consolidated financial statements.

25. Compliance with the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company did not meet the applicable Code Provisions set out in the Code on Corporate Governance Practices (the "Code on Corporate Governance Practices") contained in Appendix 14 to the Listing Rules for any part of the period from January 1, 2005 to December 31, 2005 except that Mr. Ma Mingzhe has occupied the positions of both the Chairman of the Board of Directors and Chief Executive Officer of the Company. Further details of the Company's arrangements and considered reasons for the Company's intention not to separate the roles of the Chairman of the Board of Directors and the Chief Executive Officer of the Company are set out under the paragraph headed "Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules" in the Corporate Governance Report on pages 42 to 43 of this annual report.

26. Auditors

Ernst & Young and Ernst & Young Hua Ming were the international and PRC auditors, respectively, to the Company for the year ended December 31, 2005. A resolution for the re-appointment of Ernst & Young as the international auditors and Ernst & Young Hua Ming as the PRC auditors to the Company will be proposed at the forthcoming Annual General Meeting on May 25, 2006.

27. Sufficiency of public float

Based on the information that is publicly available to the Company and within the knowledge of the directors as at the latest practicable date prior to the issue of this annual report, being March 22, 2006, not less than 20% of the issued share capital of the Company (being the minimum public float applicable to the shares of the Company) was held in public hands.

28. Disclosure of information on the Stock Exchange's website

All information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange (http://www.hkex.com.hk) in due course.

By order of the Board of Directors

Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
March 29, 2006

REPORT OF THE SUPERVISORY COMMITTEE

To all Shareholders,

During the reporting period, the Supervisory Committee has duly carried out its supervisory duties in a stringent manner and adhered to the principles of fairness and honesty to effectively protect the interests of the Company and its employees and shareholders in accordance with the relevant provisions of the Company Law and the Company's Articles of Association.

The Supervisory Committee currently consists of nine members. During the reporting period, the Supervisory Committee convened one Financial Review Meeting and two Supervisory Committee meetings, the details of attendance of the meetings by the members are set out as follows:

Class of supervisors	Name	No. of Supervisory Committee meetings attended/held	Percentage of attendance
Independent Supervisors	XIAO Shaolian (Chairman)	2/2	100%
	SUN Fuxin	2/2	100%
	CHEN Shangwu	2/2	100%
Supervisors as representatives of shareholders	DUAN Weihong	2/2	100%
	ZHOU Fulin	2/2	100%
	CHEN Bohai	2/2	100%
Supervisors as representatives of employees	HE Peiquan	2/2	100%
	SONG Liankun	2/2	100%
	HE Shi	2/2	100%

In September 2005, certain members of the Supervisory Committee, together with the representative of Independent Non-executive Directors of the Company, conducted researches and investigations over the branches in Henan Province and Shanxi Province of Ping An Property & Casualty Insurance Company of China, Ltd. and Ping An Life Insurance Company of China, Ltd., and provided a special investigation report and recommendations for improvement. During the reporting period, members of the Supervisory Committee attended the 2005 annual general meeting and the first extraordinary general meeting of the Company in 2005 and four meetings of the Board of Directors. Through such efforts, the Supervisory Committee carried out supervision over the performance of the Company's directors and senior management. This has ensured the continuous, stable and healthy development of the Company.

The 2005 Supervisory Committee's Financial Review Meeting was held on March 28, 2006, during which the Supervisory Committee considered and reviewed the Company's 2005 Financial Review Report as well as the Feedbacks to the Questions and Recommendations in the Supervisory Committee Investigation Report, and reviewed and approved (i) the 2005 financial statements and a preliminary draft of the audit report which were prepared in accordance with the PRC Generally Accepted Accounting Principles and (ii) the 2005 financial statements and a preliminary draft of the audit report which were prepared in accordance with the International Financial Reporting Standards. The Supervisory Committee is of the view that the financial statements have been prepared in accordance with the relevant accounting standards; the accounting policies have been consistently applied and the financial statements truly and fairly reflect the financial condition and results of operations of the Group. The 7th meeting of the 4th Supervisory Committee was held on March 29, 2006, during which the Report of the Supervisory Committee, the Proposal concerning the Candidate of Non-employees' Representative of the 5th Supervisory Committee and the remuneration thereof, the Working Rules for the Supervisory Committee, Code of Conducts for Supervisors, the 2005 Assessment Report on Internal Control and the 2005 Report on the Anti-Corruption Campaign were reviewed and approved.

The Supervisory Committee concluded that, during the reporting period, all members of the Board of Directors, the Chief Executive Officer and other senior management had, under the principles of diligence, fairness and honesty, duly performed the responsibilities stipulated in the Company's Articles of Association, carefully implemented all resolutions of the general meetings and the Board of Directors, and faithfully acted on the principles of maximizing the Company's value and the shareholders' best interests. They had spared no efforts in furthering the development of the Company, and they had never breached any laws, regulations and the Articles of Association of the Company.

In the coming year, the Supervisory Committee of the Company shall continue to carry out its duties in accordance with the relevant provisions of the Company Law, the Articles of Association of the Company and the Listing Rules, and adhere to the principles of diligence, fairness and honesty, maximize its supervisory efforts with the aim of protecting the interests of the Company and its shareholders as a whole and commit to perform supervisory duties honestly and diligently, so as to achieve the best results in all respects.

By order of the Supervisory Committee

Xiao Shaolian
Chairman of the Supervisory Committee

Shenzhen, PRC
March 29, 2006

CORPORATE GOVERNANCE REPORT

The Board of Directors is pleased to report to the shareholders on the corporate governance undertakings and performance of the Company for the year ended December 31, 2005. This report sets out information in respect of the Company's compliance with the Code on Corporate Governance Practices and the Code of Conduct for securities transactions by Directors and Supervisors of the Company as respectively contained in Appendix 14 and Appendix 10 to the Listing Rules, the specific undertakings and corporate governance structure of the Company, followed lastly by a summary of the Company's application of the principles in the Code on Corporate Governance Practices, which will allow shareholders to evaluate how those principles have been applied.

The Company is committed to continually achieving high standards of corporate governance and believes that sound corporate governance enhances the effective and reliable management of the Company and is essential for the Company to maximize shareholders' value.

In order to uphold a high standard of corporate governance, the Company has continued to maintain a dedicated, professional and accountable Board of Directors and an internationally recognized senior management team. Information on their backgrounds and experiences are set out on pages 11 to 17 of this annual report.

The Company's corporate governance is implemented via a structured hierarchy, which includes the Board of Directors, the supervisory committee and three committees established under the Board of Directors, namely the audit committee, the remuneration committee and the nomination committee. In addition, we have also established a number of management committees including, among others, an investment management committee, a budget committee and a risk management committee under the executive committee which is established under the Board of Directors.

The Board of Directors is collectively responsible for preparing the consolidated financial statements of the Group, which were prepared on a going concern basis, set out on pages 79 to 158 of this annual report.

CODE ON CORPORATE GOVERNANCE PRACTICES CONTAINED IN APPENDIX 14 TO THE LISTING RULES

General

Throughout the period under review and save that Mr. Ma Mingzhe has occupied the positions of both the Chairman of the Board of Directors and the Chief Executive Officer of the Company, none of the Directors is aware of any information that would reasonably indicate that the Company did not meet the applicable Code Provisions set out in the Code on Corporate Governance Practices. Further details of Mr. Ma's roles and reasons for non-separation of the roles are set out below.

Chairman of the Board of Directors and the Chief Executive Officer of the Company

Code Provision A.2.1 of the Code on Corporate Governance Practices provides that the roles of Chairman and Chief Executive Officer should be separate and should not be performed by the same individual. However, as mentioned above, Mr. Ma Mingzhe has been serving as the Chairman of the Board of Directors and the Chief Executive Officer of the Company since the initial listing of the Company's H shares on the Stock Exchange on June 24, 2004.

Nevertheless, after considering the relevant principle of Code Provision A.2.1 of the Code on Corporate Governance Practices and examining the management structure of the Company, the Board is of the opinion that although the Chairman of the Board has a casting vote in the event of an equality of votes at Board meetings, Board decisions are nevertheless collective decisions of all Directors made by way of voting and not decisions of the Chairman of the Board alone. The Board comprises of 18 Directors. Throughout the year under review, each Board meeting was attended by not less than two-thirds of all the Directors. Further, as set out in more details in the sub-section headed "The Board of Directors and Board meetings held during the year" in the section headed "The Board of Directors" below, there is a clear division of the responsibilities between the management of the Board, which is a collective decision reached by way of majority voting, and the day-to-day management of the Company's business, which relies on the support of the Company's senior management. As such, the management power of the Company is not concentrated in any one individual. Further details as to the functions reserved to the Board and those delegated to management are set out in the sub-section headed "The Board of Directors and Board meetings held during the year" under the section headed "The Board of Directors" below.

In addition, as 16 members of the Board are Non-executive Directors, the role of the Chairman of the Board who is also the Chief Executive Officer of the Company is very important as he can:

1. maintain a close communication channel between the Board and the day-to-day management;

2. ensure the Board's direction and opinion can be fully and accurately carried out by the day-to-day management; and

3. maintain a balance of power and authority between the management of the Board and the day-to-day management.

As can be seen from the management history of the Company, such management structure has proved to be able to provide the Company with efficient management and at the same time with protection of all the shareholders' rights to the greatest extents. The Company therefore does not currently intend to separate the roles of the Chairman and the Chief Executive Officer.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

On May 28, 2004, the Company adopted the Code of Conduct regarding securities transactions by Directors and Supervisors of the Company on terms no less exacting than the required standard set out in the Model Code. Specific enquiry has been made of all Directors and Supervisors of the Company who have confirmed that they complied with the required standard set out in the Model Code and the Code of Conduct for the period from January 1, 2005 to December 31, 2005.

THE BOARD OF DIRECTORS

The Board of Directors and Board meetings held during the year

The Board of Directors is responsible for the management of the Company and accountable to the shareholders for their entrusted assets and resources. They represent and owe a duty to act in the interests of the shareholders as a whole. The principal responsibilities of the Board of Directors and the types of decisions to be taken by the Board of Directors include, among others:

- formulating the Company's overall direction, objectives and strategies, business plans and investment proposals as well as monitoring and supervising the management's performance;
- formulating the Company's annual budgets, financial statements and monitoring the Company's performance;
- formulating the Company's profit distribution and loss recovery proposals;
- formulating plans for mergers or disposals and deciding on major investments, pledging of assets and other giving of other forms of security (in accordance with shareholders' approval);
- formulating proposals for the increase or decrease in our registered capital and the issuance of debentures;
- engaging or dismissing the chief executive officer of the Company, engaging or dismissing the secretary to the board of directors, chief operating officer, chief financial officer and members of executive committee of the Company as nomineed by the chief executive officer of the Company, and determining their remuneration; and
- monitoring, evaluating and ensuring the effectiveness of the Company's internal control systems and compliance with relevant laws and regulations.

On the other hand, responsibilities and functions and types of decisions delegated to the management include, among others:

- implementation of the Company's overall direction, objectives and strategies, business plans and investment proposals as determined by the Board of Directors from time to time; and
- the day-to-day management of the Company's business.

There are currently two Executive Directors, sixteen Non-executive Directors, four of whom are Independent Non-executive Directors. The term of appointment of each of the Directors shall expire upon the conclusion of the 2006 annual general meeting of the Company. Biographies of each of them are set out on pages 11 to 13 of this annual report.

During 2005, the Board of Directors held 5 full board meetings. All such meetings were convened in accordance with the Articles of Association, attended by all of the Directors entitled to be present, and at which the Directors actively participated either in person or through electronic means of communication.

DIRECTORS

	Board meetings attended/held	Percentage of attendance
Executive Directors		
MA Mingzhe (Chairman)	5/5	100%
SUN Jianyi	5/5	100%
Non-executive Directors		
Henry CORNELL	5/5	100%
HUANG Jianping	5/5	100%
LIU Haifeng David	5/5	100%
LIN Yu Fen	5/5	100%
CHEUNG Lee Wah	5/5	100%
Anthony Philip HOPE	5/5	100%
YIP Dicky Peter (resigned with effect from May 1, 2005)	2/2	100%
DOU Wenwei	5/5	100%
FAN Gang	5/5	100%
LIN Lijun	5/5	100%
SHI Yuxin	5/5	100%
HU Aimin	5/5	100%
CHEN Hongbo (appointed on June 23, 2005)	3/3	100%
Independent Non-executive Directors		
BAO Youde	5/5	100%
KWONG Che Keung Gordon	5/5	100%
CHEUNG Wing Yui	5/5	100%
CHOW Wing Kin Anthony (appointed on June 23, 2005)	3/3	100%

Independent Non-executive Directors

Each of our Independent Non-executive Directors meets the independence guidelines set out in Rule 3.13 of the Listing Rules and has given to the Company his annual confirmation as to his independence. None of our Independent Non-executive Directors has any business or financial interests with the Company or its subsidiaries and they are continued to be considered by the Company to be independent. Furthermore, these individuals are precluded from assuming executive positions in the Company. Independent Non-executive Directors owe a fiduciary duty to the Company and its shareholders and, in particular, are entrusted with the responsibility of protecting the interests of minority shareholders. They serve as an important balancing factor in the policy making process of the Board of Directors and represent a crucial element of corporate governance. In addition, their broad experience in business and finance is vital to the successful development of the Company. During 2005, the Independent Non-executive Directors expressed their views and opinions at meetings of the Board of Directors in relation to a number of matters which were of concern to the shareholders and the Company as a whole.

Further, in order to further strengthen the independence of the Board of Directors, an additional Independent Non-executive Director was appointed during 2005, increasing the number of Independent Non-executive Directors from three to four, exceeding the minimum number of Independent Non-executive Directors required by the Listing Rules.

BOARD COMMITTEES

The Company has established an audit committee, a remuneration committee and a nomination committee. Further details of the roles, functions and the composition of each of these committees are set out below.

Audit Committee

The primary duties of the audit committee are to review and supervise the Company's financial reporting process, internal audit and control procedures. The audit committee is also responsible for reviewing the external auditor's appointment, the external auditor's remuneration and any matters relating to the termination of the appointment or resignation of the external auditors. In addition, the audit committee also examines the effectiveness of the Company's internal controls, which involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risk and urgency, to ensure the effectiveness of the Company's business operations and the realization of its corporate objectives and strategies. The scope of such examinations and reviews includes finance, operations, regulatory compliance and risk management. The audit committee also reviews the Company's internal audit plan, and submits relevant reports and recommendations to the Board of Directors on a regular basis.

The audit committee comprises four Independent Non-executive Directors and one Non-executive Director, all of whom are not involved in the day-to-day management of the Company. The audit committee is chaired by an Independent Non-executive Director who also possesses the appropriate professional qualifications or accounting or related financial management expertize.

During 2005, the audit committee held four meetings. All these meetings were convened in accordance with the Articles of Association. In particular, the audit committee reviewed the Company's yearly financial statements for the year ended December 31, 2004 and the half-yearly financial results for the six months ended June 30, 2005 and was satisfied with their basis of preparation, including the appropriateness of assumptions and accounting policies and standards adopted, and made recommendations to the Board of Directors for their consideration.

Further, in order to enable the members of the committee to better evaluate the financial reporting systems and internal control procedures of the Company, they also met with the Company's qualified accountant and external auditors during the year.

The audit committee also considered and was satisfied with the performance, independence and objectivity of the Company's auditors and recommended their reappointment at the Company's 2005 annual general meeting.

During the year under review, the remuneration paid to the Company's auditors, Messrs. Ernst & Young, is set out as follows:

Services rendered	**Fees paid/payable** RMB'000
Audit services	10,402
Non-audit service – financial due diligence review	11,002
Non-audit service – translation and filing services	731
Non-audit service – tax advisory services	100
	22,235

Remuneration Committee

The primary duty of the remuneration committee is to determine the specific remuneration packages of the Company's Directors and senior management, including benefits in kind, pension rights and compensation payments and advise the Board of Directors in relation to establishing a formal and transparent procedure for developing remuneration policy in respect of these individuals, and to review and approve performance-based remuneration by reference to corporate goals and objectives resolved by the Board from time to time. In particular, the remuneration committee is delegated with the specific task of ensuring that no Director or any of his associates is involved in deciding his own remuneration. Where the remuneration of a member of the remuneration committee is to be considered, that member's remuneration should be determined by the other members of the committee. Meetings of the remuneration committee are to be held at least twice a year.

The remuneration committee comprises three Independent Non-executive Directors and two Non-executive Directors, all of whom are not involved in the day-to-day management of the Company. The nomination committee is chaired by an Independent Non-executive Director.

During 2005, the remuneration committee held three meetings. As general matters, performance and remuneration packages of all Directors and senior management were reviewed and performance-based remuneration by reference to corporate goals and objectives as determined by the Board of Directors were considered. Moreover, information regarding the execution of the long term incentive plan in the year 2004 was reported to the remuneration committee. As specific matters, remuneration packages for the new incoming Directors were considered and recommendations made to the Board of Directors. The remuneration committee's terms of reference amendment proposal has been approved during the meeting of the remuneration committee in 2005.

Nomination Committee

The primary duty of the nomination committee is to review, advise and make recommendations to the full Board of Directors regarding candidates to fill vacancies on our Board and to senior executives of deputy general manager or above. Meetings of the nomination committee are held when necessary but at least once a year.

Nominations of Directors are considered with reference to, among other things, an individual's business acumen and undertakings, academic and professional achievements and qualifications, experience, independence (where applicable), and other job engagement, having regard to the Company's activities, assets and management portfolio. The nomination committee is delegated with the task of actively considering the needs of the Company at the Directors' and senior executives' (deputy general manager or above) level, studying the criteria and procedure for selecting directors and senior executives, first considering and identifying appropriate candidates, then making recommendations to the full Board and implementing any decisions and recommendations of the Board in the execution of appointments. The aim and principal objective of the nomination committee is to ensure that there be maintained a dedicated, professional and accountable Board of Directors to serve the Company and its shareholders.

The nomination committee comprises three Independent Non-executive Directors, who are not involved in the day-to-day management of the Company and two Executive Directors. The nomination committee is chaired by an Independent Non-executive Director.

During 2005, the nomination committee held three meetings. Changes in the Board of Directors during the year were the resignation of Mr. Dicky Peter Yip as Non-executive Director and the appointment of Mr. Chen Hongbo as Non-executive Director and Mr. Chow Wing Kin Anthony as Independent Non-executive Director. Mr. Chen Hongbo and Mr. Anthony Philip HOPE were nominated as Vice-Chairman of the Board and Ms. Yang Xiuli was nominated as Vice President. Apart from the nominations of new incoming directors, the nomination committee also met to review the structure, size and composition of the Board of Directors having regard to the Company's activities, assets and management portfolio.

Written terms of reference of each of the Company's audit committee, remuneration committee and nomination committee are available on request and are also available on the Company's website at http://www.pingan.com.cn.

Composition of the committees of the Board of Directors and attendance of meetings

Audit Committee

Members	Meetings attended/ held	Percentage of attendance
Non-executive Director		
Anthony Philip HOPE	4/4	100%
Independent Non-executive Directors		
BAO Youde	4/4	100%
KWONG Che Keung Gordon (Chairman)	4/4	100%
CHEUNG Wing Yui (appointed as a member of the committee on November 4, 2005)	0/0	
CHOW Wing Kin Anthony (appointed as a member of the committee on November 4, 2005)	0/0	

Remuneration Committee

Members	Meetings attended/ held	Percentage of attendance
Non-executive Directors		
Henry CORNELL (resigned as a member of the committee on November 4, 2005)	3/3	100%
LIU Haifeng David (resigned as a member of the committee on November 4, 2005)	3/3	100%
CHEUNG Lee Wah	3/3	100%
Anthony Philip HOPE (appointed as a member of the committee on November 4, 2005)	0/0	
Independent Non-executive Directors		
BAO Youde	3/3	100%
KWONG Che Keung Gordon	3/3	100%
CHEUNG Wing Yui (Chairman)	3/3	100%

Nomination Committee

Members	Meetings attended/ held	Percentage of attendance
Executive Directors		
MA Mingzhe	3/3	100%
SUN Jianyi	3/3	100%
Independent Non-executive Directors		
BAO Youde (Chairman)	3/3	100%
KWONG Che Keung Gordon (resigned as a member of the committee with effect from August 20, 2005)	2/2	100%
CHEUNG Wing Yui	3/3	100%
CHOW Wing Kin Anthony (appointed as a member of the committee on August 20, 2005)	1/1	100%

MANAGEMENT COMMITTEES

The Executive Committee

In addition to the three Board committees, we have also established an executive committee which is the highest execution authority under the Board of Directors. The primary duty of the executive committee is to review the Company's internal business reports, the Company's policies in relation to investment and profit distribution and the Company's management policies, development plans and resources allocation plans. The executive committee is also responsible for making management decisions in relation to matters such as material development strategies, business plans, financial systems and major promotions. In addition, the executive committee is also responsible for reviewing the business plans of the subsidiaries of the Company and to evaluate the financial performance of the subsidiaries. We have also established three special management committees under the executive committee, namely, an investment management committee, a budget committee and a risk management committee.

The Investment Management Committee

The investment management committee oversees the investment-related operations of our Company and monitors the investment risk and prepares the relevant internal policies. The investment management committee is also responsible for preparing the Group's investment management policy and investment strategies. The investment management committee also formulates the Group's investment risk management policy and reviews the pricing policy of new products. The investment management committee is currently composed of 13 members with the chairman being the member of the executive committee of the Company.

The Budget Committee

The budget committee conducts reviews of our strategic planning and the operating budgets prepared by each of our business units, formulates the development strategy, annual operating budget and business plan for the Company as well as each of our business units. In addition, the budget committee also monitors the implementation of our development strategy, annual budget and business plan. The budget committee is currently composed of 12 members with the chairman being the Chief Financial Officer of the Company.

The Risk Management Committee

The risk management committee is responsible for identifying and reviewing the major area of risk across the Group and all of our operating principals, and for approving, and ensuring compliance with key financial, insurance, investment and operational risk management policies. The risk management committee is currently composed of 7 members with the chairman being the Chief Operating Officer of the Company.

THE SUPERVISORY COMMITTEE

The primary functions and powers of the supervisory committee include, among others,

- verifying financial reports and other financial information which have been prepared by the Board of Directors and which are proposed to be presented at the shareholders' meetings;
- examining the Company's financial affairs; and
- monitoring compliance of directors, the Chief Executive Officer and other members of senior management of the Company with applicable laws, administrative regulations and the Articles of Association.

There are currently nine supervisors, three of whom are independent supervisors.

EMOLUMENT POLICY OF THE GROUP

The emolument policy of the Group is aimed at attracting, retaining and motivating talented individuals and achieving the Group's operational targets. The principle is to have clearly set incentive and performance-based remuneration which reflects market standards and is cost effective. The salary element of our employee's remuneration packages is generally determined based on their job nature and position with reference to market standards; and any bonus element is generally determined based on performance so as to highlight achievements. Apart from salary and bonuses, employees also receive certain welfare benefits. However, given the different operational models, stages of development and market standards applicable to the sectors in which our several subsidiaries and units operate, the remuneration packages may be structured differently.

In addition, the Company also has in place a long term incentive plan providing for the grant of share appreciation rights to eligible participants.

The Group's emolument policy and objectives are aimed at the long run and being consistent, but will be adjusted depending on a number of factors, including changes to the market practice and stages of the Group's business development, so as to achieve the Group's operational targets.

As regards Directors, Executive Directors will receive remuneration determined according to the Group's emolument policy for rendering executive services to the Group; Independent Non-executive Directors will receive a Director's fee determined with reference to market standards in mainland and Hong Kong respectively; Non-executive Directors nominated by shareholders of the Company do not receive a Director's fee. Directors' fees are considered and recommended by the Remuneration Committee of the Board, and approved by shareholders in general meeting. Further details of Directors' remuneration are set out in note 44 to the consolidated financial statements.

SUMMARY OF THE COMPANY's APPLICATION OF THE PRINCIPLES IN THE CODE ON CORPORATE GOVERNANCE PRACTICES

Having already set out above the specific undertakings, corporate governance structure and endeavours of the Company for the year ended December 31, 2005, but in order to better enable shareholders to evaluate how the Company has applied the principles in the Code on Corporate Governance Practices, below is a summary table setting forth side-by-side comparison of the Code principles and the Company's application of them.

CODE PRINCIPLE	COMPANY'S APPLICATION OF CODE PRINCIPLE
A.1 The Board	
An issuer should be headed by an effective board which should assume responsibility for leadership and control of the issuer and be collectively responsible for promoting the success of the issuer by directing and supervising the issuer's affairs. Directors should take decisions objectively in the interests of the issuer.	The Company is headed by a dedicated, professional and accountable Board of Directors comprising of 18 outstanding individuals. Information on their backgrounds and experiences has been set out on pages 11 to 13 of this annual report. The Board is responsible for the overall management of the Company and the Directors are under a duty to act in the interest of the Company and the shareholders. Details of the principal responsibilities of the Board have been set out on page 44 of this annual report.
A.2 Chairman and Chief Executive Officer	
There are two key aspects of the management of every issuer – the management of the board and the day-to-day management of the issuer's business. There should be a clear division of these responsibilities at the board level to ensure a balance of power and authority, so that power is not concentrated in any one individual.	Mr. Ma Mingzhe has occupied the positions of the Chairman of the Board and the Chief Executive Officer of the Company throughout the year ended December 31, 2005. Details of Mr. Ma's roles and reasons for non-separation of the roles have been set out on pages 42 to 43 of this annual report.

CODE PRINCIPLE	COMPANY'S APPLICATION OF CODE PRINCIPLE
A.3 Board composition	
The board should have a balance of skills and experience appropriate for the requirements of the business of the issuer. The board should ensure that changes to its composition can be managed without undue disruption. The board should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there is a strong independent element on the board, which can effectively exercise independent judgment. Non-executive directors should be of sufficient caliber and number for their views to carry weight. Under rule 3.10, every board of directors of a listed issuer must include at least three independent non-executive directors. Guidelines on independence of independent non-executive directors are set out in rule 3.13.	Each of the Directors, apart from being outstanding individuals with a wealth of experience in their respective fields, meets the qualifications required of a member of the senior management set by the China Insurance Regulatory Commission, the regulatory body responsible for the supervision and regulation of the PRC insurance industry. There was one resignation from and two new appointments to the Board of Directors during the year, which transition was carried out smoothly. Throughout the year ended December 31, 2005, the Board of Directors satisfied the requirements under the Listing Rules regarding the appointment of at least three Independent Non-executive Directors and complied with the requirement that at least one of these Directors should possess the appropriate professional qualifications or accounting or related financial management expertize. Each of our Independent Non-executive Directors meets the independence guidelines set out in Rule 3.13 of the Listing Rules.
A.4 Appointments, re-election and removal	
There should be a formal, considered and transparent procedure for the appointment of new directors to the board. There should be plans in place for orderly succession for appointments to the board. All directors should be subject to re-election at regular intervals. An issuer must explain the reasons for the resignation or removal of any director.	The Company has established a nomination committee and a remuneration committee with written terms of reference. Details of the approach and procedure for appointment of new Directors have been set out on pages 47 to 48 of this annual report. According to the Article 112 of the Company's Articles of Association, each Director shall be appointed with a term of 3 years and subject to retirement and re-election thereafter. During the year, there was one resignation from the Board, which was announced in accordance with the requirements of the Listing Rules, including stating the reason for such resignation.

CODE PRINCIPLE	COMPANY'S APPLICATION OF CODE PRINCIPLE
A.5 Responsibilities of directors	
Every director is required to keep abreast of his responsibilities as a director of an issuer and of the conduct, business activities and development of that issuer. Given the essential unitary nature of the board, non-executive directors have the same duties of care and skill and fiduciary duties as executive directors.	The Board of Directors meets regularly and each Director is avail of the assistance of the Company Secretaries. The same standard of care, skill and fiduciary duties are required of and expected from all Directors, Executive or Non-executive. The duties of the Directors as set out in the Company's Articles of Association are not differentiated between Executive and Non-executive Directors. Each Director fully understands and appreciates the same.
A.6 Supply of and access to information	
Directors should be provided in a timely manner with appropriate information in such form and of such quality as will enable them to make an informed decision and to discharge their duties and responsibilities as directors of an issuer.	The Articles of Association prescribes that all Directors must be given at least 14 days notice of a Board meeting, which shall include, among other things, the businesses to be considered and the agenda. Further, at the Board meetings, each item on the agenda was discussed and considered following a briefing in detail on the relevant matter by an appropriate individual closely supervising or handling that matter. Minutes of each Board meeting were kept as a matter of proper record.
B.1 The level and make-up of remuneration and disclosure	
An issuer should disclose information relating to its directors' remuneration policy and other remuneration related matters. There should be a formal and transparent procedure for setting policy on executive directors' remuneration and for fixing the remuneration packages for all directors. Levels of remuneration should be sufficient to attract and retain the directors needed to run the company successfully, but companies should avoid paying more than is necessary for this purpose. No director should be involved in deciding his own remuneration.	The Company has established a remuneration committee with written terms of reference. Further information regarding the remuneration committee is set out on page 47 of this annual report. In particular, the remuneration committee is delegated with the specific task of ensuring that no Director or any of his associates is involved in deciding his own remuneration. It is also a specific term of reference that where the remuneration of a member of the remuneration committee is to be considered, that member's remuneration should be determined by the other members of the committee. A description of the emolument policy and long-term incentive schemes of the Company as well as the basis of determining the emolument payable to the Directors as required by paragraph 24B of Appendix 16 to the Listing Rules have been set out on pages 50 and 153 of this annual report. In addition, annual Directors' fees and any other reimbursement or emolument payable as required by paragraph 24 of Appendix 16 to the Listing Rules have been disclosed in full on an individual and named basis on pages 151 to 153 of this annual report. The remuneration packages of all directors were considered and recommended by the remuneration committee and reviewed and approved by the general meeting.

CODE PRINCIPLE	COMPANY'S APPLICATION OF CODE PRINCIPLE
C.1 Financial reporting	
The board should present a balanced, clear and comprehensible assessment of the company's performance, position and prospects.	The annual and interim results of the Company and other financial information were published in accordance with the requirements of the Listing Rules and other applicable regulations and industry best standards. When preparing the Company's financial reports, the Board of Directors had in mind the shareholders of the Company as the recipient and end-user and endeavoured to present such information in a comprehensible, informative and user-friendly manner.
C.2 Internal controls	
The board should ensure that the issuer maintains sound and effective internal controls to safeguard the shareholders' investment and the issuer's assets.	Throughout this corporate governance report, the Board of Directors seeks to set out the Company's corporate governance structure and policies, advice shareholders of the corporate governance undertakings and internal control safeguards of the Company and to demonstrate to shareholders the effectiveness and value of such practices.
C.3 Audit Committee	
The board should establish formal and transparent arrangements for considering how it will apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company's auditors. The audit committee established by an issuer pursuant to the Exchange Listing Rules should have clear terms of reference.	The Company has established an audit committee with written terms of reference. Further information regarding the audit committee is set out on page 46 of this annual report.
D.1 Management functions	
An issuer should have a formal schedule of matters specifically reserved to the board for its decision. The board should give clear directions to management as to the matters that must be approved by the board before decisions are made on behalf of the issuer.	Certain responsibilities and types of decisions are reserved for the Board of Directors as set out in the Company's Articles of Association. A summary of these matters has been included on page 44 of this annual report. The Company's management is informed and educated of this separation of powers and authority and actively implements and preserves this corporate governance structure. In particular, Mr. Ma Mingzhe, being the Chairman of the Board of Directors and the Chief Executive Officer of the Company, is in a position to maintain a close communication channel between the Board and the management and to ensure that the separation of power and authority is maintained.

CODE PRINCIPLE	COMPANY'S APPLICATION OF CODE PRINCIPLE
D.2 Board Committees	
Board committees should be formed with specific written terms of reference which deal clearly with the committees' authority and duties.	The Company has established an audit committee, a nomination committee and a remuneration committee with written terms of reference. Details of the roles and functions and the composition of these committees have been set out on pages 46 to 49 of this annual report.
E.1 Effective communication	
The board should endeavour to maintain an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with shareholders and encourage their participation.	Apart from the information published and the announcements and circulars issued by the Company, the Company also maintains an "Investor Relations" section on its website at www.pingan.com.cn where materials relating to the Company's corporate governance structure, the Company's announcements, information regarding share performance and other financial information are available to shareholders. The Company has an investor relations team which reports ultimately to the Board of Directors. The Board welcomes and values shareholders' input. The two general meetings of the Company held during the year ended December 31, 2005 were attended by Directors at which shareholders were invited and encouraged to participate in discussions with the Directors.
E.2 Voting by Poll	
The issuer should regularly inform shareholders of the procedure for voting by poll and ensure compliance with the requirements about voting by poll contained in the Exchange Listing Rules and the constitutional documents of the issuer.	The procedure for demanding a poll at the Company's general meetings was set out in both circulars relating to general meetings issued by the Company during the year ended December 31, 2005. Voting by poll, though not required by either the Listing Rules or the Company's Articles of Association, was demanded by the Chairman of the general meeting on both occasions as a matter of fairness and the results of such polling were announced in accordance with the Listing Rules.

By order of the Board of Directors

Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
March 29, 2006





MANAGEMENT DISCUSSION AND ANALYSIS


感恩十载 祝福平







MANAGEMENT DISCUSSION AND ANALYSIS

GROUP'S CONSOLIDATED PERFORMANCE

The following is a summary of the consolidated results of the Group:

For the year ended December 31, (in RMB million)	2005	2004
Total revenue	**64,590**	63,193
Total claims, policyholders' benefits and expenses	**(59,778)**	(59,446)
Operating profit	**4,812**	3,747
Net profit	**4,265**	3,146

The following table sets forth the breakdown of our net profit by business segment:

For the year ended December 31, (in RMB million)	2005	2004
Life insurance	**3,551**	2,704
Property and casualty insurance	**422**	217
Other businesses	**292**	225
Net profit	**4,265**	3,146

Consolidated net profit increased 35.6% to RMB4,265 million in 2005 from RMB3,146 million in 2004. This increase was primarily due to the better performance in our core life insurance and property and casualty insurance businesses, which accounted for approximately 83.3% and 9.9%, respectively, of our net profit.

Factors attributing to our improved performance include improved product mix of our life insurance business, better results from our property and casualty insurance business, and better total investment returns.

Consolidated Investment Income

For the year ended December 31, (in RMB million, except percentages)	2005	2004
Net investment income	**9,338**	7,219
Net realized and unrealized gains/(losses)	**317**	(773)
Total investment income	**9,655**	6,446
Net investment yield[(1)]	**4.2%**	4.1%
Total investment yield[(1)]	**4.3%**	3.6%

(1) Net investment yield and total investment yield are computed without considering exchange gains/(losses) associated with foreign currency denominated investment assets.

Our net investment income increased 29.4% to RMB9,338 million in 2005 from RMB7,219 million in 2004. This increase was primarily due to the increase in our investment assets to RMB246,748 million as at December 31, 2005 from RMB201,125 million as at December 31, 2004. Net investment yield increased to 4.2% in 2005 from 4.1% in 2004.

Our total investment income increased 49.8% to RMB9,655 million in 2005 from RMB6,446 million in 2004. Total investment yield increased to 4.3% in 2005 from 3.6% in 2004. These increases were primarily due to improved performance in the PRC equity markets resulting in an investment gain in 2005 as compared to the investment loss suffered in 2004. In addition, the decrease in bond yield rates has resulted in a higher valuation of our bond investments that were "carried at fair value through profit or loss". As a result, the net realized and unrealized gains in 2005 were RMB317 million as compared to net realized and unrealized losses of RMB773 million in 2004.

We continued to improve the asset allocation of our portfolio in response to the changes in the capital markets. As a result, our bond investment as a percentage of our total investment assets increased to 64.8% as at December 31, 2005 from 56.1% as at December 31, 2004, and our equity investments increased to 6.2% as at December 31, 2005 from 2.9% as at December 31, 2004. In addition, we were able to achieve an average yield of 4.2% from our new money investment in bonds during the year of 2005.

The following table presents our investment portfolio allocations among the major categories of our investments:

As at December 31,	2005		2004	
(in RMB million, except percentages)	Carrying Value	% of Total	Carrying Value	% of Total
Fixed maturity investments				
Term deposits	**68,959**	**27.9%**	80,320	39.9%
Bond investments[(1)]	**159,776**	**64.8%**	112,860	56.1%
Other fixed maturity investments	**1,526**	**0.6%**	675	0.3%
Equity investments[(2)]	**15,244**	**6.2%**	5,766	2.9%
Investment properties	**1,243**	**0.5%**	1,504	0.8%
Total investments	**246,748**	**100.0%**	201,125	100.0%

(1) Bond investments include the carrying value of derivatives embedded with the host contracts.

(2) Equity investments include equity investment funds, equity securities and investment in an associate.

Foreign currency gains/(losses)

In 2005, the PRC currency, Renminbi, appreciated against other major currencies. As a result, we experienced a net exchange loss of RMB405 million.

LIFE INSURANCE BUSINESS

Results of Operations

The following is a summary of the results of our life insurance business:

For the year ended December 31, (in RMB million)	2005	2004
Gross written premiums, policy fees and premium deposits	**58,691**	54,729
Less: Premium deposits	**(11,746)**	(4,846)
Gross written premiums and policy fees	**46,945**	49,883
Net earned premiums	**45,804**	48,956
Investment income	**8,536**	5,746
Other income	**258**	510
Total revenue	**54,598**	55,212
Change in deferred policy acquisition costs	**3,645**	2,071
Increase in policyholders' reserves	**(29,557)**	(33,872)
Claims and policyholders' benefits	**(15,559)**	(12,032)
Commission expenses	**(5,168)**	(4,577)
Changes in fair value of derivative financial liabilities	**(6)**	(80)
General, administrative and other expenses	**(4,278)**	(3,685)
Total expenses	**(50,923)**	(52,175)
Income taxes	**(124)**	(333)
Net profit	**3,551**	2,704

Gross Written Premiums, Policy Fees and Premium Deposits

For the year ended December 31, (in RMB million)	2005	2004
Individual life		
First year premiums and policy fees	**8,125**	7,628
First year premium deposits	**3,447**	1,333
Total first year premiums, policy fees and premium deposits	**11,572**	8,961
Renewal premiums and policy fees	**30,633**	28,321
Renewal premium deposits	**3,964**	2,882
Total renewal premiums, policy fees and premium deposits	**34,597**	31,203
Total individual life	**46,169**	40,164
Bancassurance		
Gross written premiums and policy fees	**1,133**	5,836
Premium deposits	**4,091**	81
Total bancassurance	**5,224**	5,917
Group insurance		
Long term life gross written premiums and policy fees	**5,064**	6,648
Short term life gross written premiums	**1,990**	1,450
Premium deposits	**244**	550
Total group insurance	**7,298**	8,648
Total life insurance		
Gross written premiums and policy fees	**46,945**	49,883
Premium deposits	**11,746**	4,846
Total gross written premiums, policy fees and premium deposits	**58,691**	54,729

Individual Life Business. Gross written premiums, policy fees and premium deposits for our individual life business increased 15.0% to RMB46,169 million in 2005 from RMB40,164 million in 2004. This increase was primarily due to the 10.9% increase in renewal premiums, policy fees and premium deposits to RMB34,597 million in 2005 from RMB31,203 million in 2004. In addition, first year premiums, policy fees and premium deposits for our individual life business increased 29.1% to RMB11,572 million in 2005 from RMB8,961 million in 2004. These increases were primarily due to the continued improvement in the quality and productivity of our agency force. In addition, our universal life products provided growth momentum in 2005.

Bancassurance Business. Gross written premiums, policy fees and premium deposits for our bancassurance business decreased 11.7% to RMB5,224 million in 2005 from RMB5,917 million in 2004. This decrease was primarily due to our continued efforts to manage the growth of this business line to preserve profit margin.

Group Insurance Business. Gross written premiums, policy fees and premium deposits for our group insurance business decreased 15.6% to RMB7,298 million in 2005 from RMB8,648 million in 2004. This decrease was primarily due to our continued efforts to manage the growth of this business line to improve profit margin. We continued to focus on selling employer welfare benefit plans. As a result, gross written premiums and policy fees for our short-term accident and health insurance business increased 37.2% to RMB1,990 million in 2005 from RMB1,450 million in 2004.

Investment Income

Net investment income for our life insurance business increased 27.6% to RMB8,293 million in 2005 from RMB6,501 million in 2004. This increase was primarily due to the increase in investment assets to RMB222,073 million as at December 31, 2005 from RMB180,928 million as at December 31, 2004. Net investment yield for our life insurance business increased to 4.2% in 2005 from 4.1% in 2004.

Total investment income for our life insurance business increased 48.6% to RMB8,536 million in 2005 from RMB5,746 million in 2004. Total investment yield for our life insurance business increased to 4.3% in 2005 from 3.7% in 2004.

For the year ended December 31, (in RMB million, except percentages)	**2005**	2004
Net investment income	**8,293**	6,501
Net investment yield(1)	**4.2%**	4.1%
Total investment income	**8,536**	5,746
Total investment yield(1)	**4.3%**	3.7%

(1) Net investment yield and total investment yield are computed without considering exchange gains/(losses) associated with foreign currency denominated investment assets.

Change in Deferred Policy Acquisition Costs

The change in deferred policy acquisition costs was RMB3,645 million in 2005 as compared to RMB2,071 million in 2004. The bigger change in deferred policy acquisition costs was primarily due to the significant increase in first year premiums, policy fees and premium deposits from individual life business.

Increase in Policyholders' Reserves

The increase in policyholders' reserves was RMB29,557 million in 2005 as compared to RMB33,872 million in 2004. The smaller increase in policyholders' reserves was primarily due to the increase in payment for claims and policyholders' benefits, and the increase in sales of universal life products. A portion of the policyholders' liabilities for universal life products was recorded as policyholder contract deposits instead of policyholders' reserves.

Claims and Policyholders' Benefits

Claims and policyholders' benefits increased 29.3% to RMB15,559 million in 2005 from RMB12,032 million in 2004. Claims and policyholders' benefits as a percentage of gross written premiums, policy fees and premium deposits increased to 26.5% in 2005 from 22.0% in 2004. These increases were primarily due to the increase in payments for maturities and survival benefits, and surrenders of insurance policies. Payments for maturities and survival benefits increased 52.6% to RMB3,824 million in 2005 from RMB2,506 million in 2004. Payments for surrenders of insurance policies increased 45.3% to RMB5,618 million in 2005 from RMB3,866 million in 2004.

The following table summarizes total expenses pursuant to claims, surrenders, annuities, maturities and survival benefits, policyholders' dividends and provisions, and interest credited to policyholder contract deposits.

For the year ended December 31, (in RMB million)	**2005**	2004
Claims	**3,066**	2,545
Surrenders	**5,618**	3,866
Annuities	**1,815**	2,286
Maturities and survival benefits	**3,824**	2,506
Policyholders' dividends and provisions	**1,064**	822
Interest credited to policyholder contract deposits	**172**	7
Total claims and policyholders' benefits	**15,559**	12,032

Commission Expenses

For the year ended December 31,	**2005**	2004
Commission expenses as a percentage of gross written premiums, policy fees and premium deposits	**8.8%**	8.4%

Commission expenses, which we paid primarily to our sales agents, increased 12.9% to RMB5,168 million in 2005 from RMB4,577 million in 2004. Commission expenses as a percentage of gross written premiums, policy fees, and premium deposits increased to 8.8% in 2005 from 8.4% in 2004. These increases were primarily due to the increase in first year premiums, policy fees and premium deposits from individual life products.

General, Administrative and Other Expenses

For the year ended December 31,	**2005**	2004
General, administrative and other expenses as a percentage of gross written premiums, policy fees and premium deposits	**7.3%**	6.7%

General, administrative and other expenses increased 16.1% to RMB4,278 million in 2005 from RMB3,685 million in 2004. General, administrative and other expenses as a percentage of gross written premiums, policy fees and premium deposits increased to 7.3% in 2005 from 6.7% in 2004. These increases were primarily due to the increase in sales of first year premiums, policy fees and premium deposits.

Income Taxes

For the year ended December 31,	**2005**	2004
Effective tax rate	**3.4%**	11.0%

Income taxes decreased 62.8% to RMB124 million in 2005 from RMB333 million in 2004. The effective tax rate decreased to 3.4% in 2005 from 11.0% in 2004. These decreases were primarily due to the increase in interest income from government bonds, which was entitled to certain tax exemptions.

Net Profit

As a result of the foregoing, net profit for our life insurance business increased 31.3% to RMB3,551 million in 2005 from RMB2,704 million in 2004.

PROPERTY AND CASUALTY INSURANCE BUSINESS

Results of Operations

The following is a summary of the results of our property and casualty insurance business:

For the year ended December 31, (in RMB million)	2005	2004
Gross written premiums	**12,076**	10,150
Net earned premiums	**7,395**	5,764
Investment income	**398**	240
Other income	**1,188**	1,172
Total revenue	**8,981**	7,176
Change in deferred policy acquisition costs	**185**	190
Claims expenses	**(5,259)**	(4,440)
Commission expenses	**(820)**	(678)
General, administrative and other expenses	**(2,294)**	(1,816)
Total expenses	**(8,188)**	(6,744)
Income taxes	**(371)**	(215)
Net profit	**422**	217

Combined Ratio

For the year ended December 31,	2005	2004
Expense ratio	**23.3%**	20.2%
Loss ratio	**72.0%**	77.0%
Combined ratio	**95.3%**	97.2%

Gross Written Premiums

For the year ended December 31, (in RMB million)	2005	2004
Automobile insurance	**7,497**	6,232
Non-automobile insurance	**4,044**	3,545
Accident and health insurance	**535**	373
Total gross written premiums	**12,076**	10,150

Gross written premiums increased 19.0% to RMB12,076 million in 2005 from RMB10,150 million in 2004. This increase in gross written premiums was primarily due to the significant growth in all three principal lines of our property and casualty insurance businesses.

Automobile Insurance Business. Gross written premiums attributable to our automobile insurance business increased 20.3% to RMB7,497 million in 2005 from RMB6,232 million in 2004. This increase was primarily due to the continued increase in demand for automobiles in the PRC and our improved distribution capability to sell these products.

Non-automobile Insurance Business. Gross written premiums attributable to our non-automobile insurance business increased 14.1% to RMB4,044 million in 2005 from RMB3,545 million in 2004. This increase was primarily due to the increase in sales of commercial property insurance and cargo insurance. Gross written premiums attributable to our commercial property insurance increased 15.1% to RMB1,682 million in 2005 from RMB1,461 million in 2004. Gross written premiums attributable to our cargo insurance increased 19.5% to RMB514 million in 2005 from RMB430 million in 2004.

Accident and Health Insurance Business. Gross written premiums attributable to our accident and health insurance business increased 43.4% to RMB535 million in 2005 from RMB373 million in 2004. This increase was primarily due to our continued focus on growing this line of business in 2005.

Investment Income

Net investment income for our property and casualty insurance business increased 34.0% to RMB390 million in 2005 from RMB291 million in 2004. This increase was primarily due to the increase in investment assets to RMB10,003 million as at December 31, 2005 from RMB7,577 million as at December 31, 2004. Net investment yield for our property and casualty insurance business remained at 4.3% in 2005.

Total investment income for our property and casualty insurance business increased 65.8% to RMB398 million in 2005 from RMB240 million in 2004. Our total investment yield for our property and casualty insurance business increased to 4.3% in 2005 from 3.6% in 2004.

For the year ended December 31, (in RMB million, except percentages)	**2005**	2004
Net investment income	**390**	291
Net investment yield(1)	**4.3%**	4.3%
Total investment income	**398**	240
Total investment yield(1)	**4.3%**	3.6%

(1) Net investment yield and total investment yield are computed without considering exchange gains/(losses) associated with foreign currency denominated investment assets.

Change in Deferred Policy Acquisition Costs

The change in deferred policy acquisition costs was RMB185 million in 2005 as compared to RMB190 million in 2004. The smaller change in deferred policy acquisition costs was primarily due to the decrease in the percentage of acquisition cost that can be deferred in 2005 as compared to 2004.

Claims

For the year ended December 31, (in RMB million)	2005	2004
Automobile insurance	**3,972**	3,199
Non-automobile insurance	**1,057**	1,095
Accident and health insurance	**230**	146
Total claims	**5,259**	4,440

Total claims increased 18.4% to RMB5,259 million in 2005 from RMB4,440 million in 2004.

Claims attributable to our automobile insurance business increased 24.2% to RMB3,972 million in 2005 from RMB3,199 million in 2004. This increase was primarily due to the increase in premium growth, and the additional claim reserves being provided for compulsory third party motor insurance coverage.

Claims attributable to our non-automobile insurance business decreased 3.5% to RMB1,057 million in 2005 from RMB1,095 million in 2004. This decrease was primarily due to the lower claims from our cargo and motor loan guarantees insurance business.

Claims attributable to our accident and health insurance business increased 57.5% to RMB230 million in 2005 from RMB146 million in 2004. This increase was primarily due to the increase in premium income.

Commission Expenses

For the year ended December 31,	2005	2004
Commission expenses as a percentage of gross written premiums	**6.8%**	6.7%

Commission expenses increased 20.9% to RMB820 million in 2005 from RMB678 million in 2004. As a percentage of gross written premiums, commission expenses increased to 6.8% in 2005 from 6.7% in 2004. These increases were primarily due to the higher market commission rates resulting from increased competition in the property and casualty insurance industry.

General, Administrative and Other Expenses

General, administrative and other expenses increased 26.3% to RMB2,294 million in 2005 from RMB1,816 million in 2004. This increase was primarily due to the increase in provisions for doubtful debts from some of the longer outstanding reinsurance recoverables.

Income Taxes

For the year ended December 31,	2005	2004
Effective tax rate	**46.8%**	49.8%

Income taxes increased 72.6% to RMB371 million in 2005 from RMB215 million in 2004. The effective tax rate decreased to 46.8% in 2005 from 49.8% in 2004. This decrease was primarily due to the increase in interest income from government bonds, which was entitled to certain tax exemptions.

Net Profit

As a result of the foregoing, net profit from our property and casualty insurance business increased significantly to RMB422 million in 2005 from RMB217 million in 2004.

TRUST BUSINESS

For the year ended December 31, (in RMB million)	2005	2004
Total revenue	**198**	102
Net profit	**71**	3

Total revenue from our trust business increased 94.1% to RMB198 million in 2005 from RMB102 million in 2004. Net profit from our trust business increased to RMB71 million in 2005 from RMB3 million in 2004. These increases were primarily due to the healthy growth of the asset under its custody.

SECURITIES BUSINESS

For the year ended December 31, (in RMB million)	2005	2004
Total revenue	**235**	288
Net profit	**6**	6

Total revenue from our securities business decreased 18.4% to RMB235 million in 2005 from RMB288 million in 2004. This decrease was primarily due to the decrease in revenue from our investment banking business as there were no new initial public offering issued in 2005. Net profit from our securities business remained at RMB6 million.

BANK BUSINESS

For the year ended December 31, (in RMB million)	2005	2004
Total revenue	**25**	10
Net profit	**7**	3

Total revenue from our bank business increased to RMB25 million in 2005 from RMB10 million in 2004. Net profit from our bank business increased to RMB7 million in 2005 from RMB3 million in 2004.

OTHER BUSINESS

Our annuity business, health insurance business and asset management business were launched in 2005 but the scale of operation is still relatively small. The total revenue and net profit of these companies were considerably immaterial as compared to the entire Group.

LIQUIDITY AND FINANCIAL RESOURCES

Liquidity and financial resources are managed at the Group level on a consolidated basis. We are a holding company and, with the exception of investment management activities, do not conduct any significant business operations on our own. As a result, we depend upon dividends and distributions from our operating subsidiaries for substantially all of our operating cash flows.

In addition to cash and cash equivalents held by the Group, we have two additional sources of liquidity. They are liquid investments held for trading and short-term borrowings.

Liquid investments held for trading are listed or are traded in an active market and can be converted to cash easily without incurring significant charges.

The following table summarizes the carrying amount of liquid assets held by the Group:

As at December 31, (in RMB million)	2005	2004
Cash and cash equivalents	**17,636**	15,945
Held-for-trading investments	**9,410**	4,478
Total liquid assets	**27,046**	20,423

Short-term borrowings, represented by securities sold under agreements to repurchase, increased to RMB7,095 million in 2005 from RMB601 million in 2004. Short-term borrowings were used as part of the liquidity management for our daily operations. The Group has no other significant loan arrangements besides these short-term borrowings.

As at December 31, (in RMB million)	2005	2004
Short-term borrowings	**7,095**	601

The management believes that the liquid assets currently held, together with net cash generated from future operations, and the availability of short-term borrowings will enable the Group to meet its foreseeable cash requirements.

CAPITAL STRUCTURE

Total equity increased to RMB33,522 million as at December 31, 2005 from RMB28,627 million as at December 31, 2004. This increase was primarily due to our operating profit in 2005.

The Group does not utilize any form of debt arrangement to finance its capital structure.

The Group had no material charges on its group assets.

Gearing Ratio

As at December 31,	2005	2004
Gearing ratio	**89.7%**	89.3%

The gearing ratio is computed by dividing the sum of total liabilities and minority interests by total assets.

Solvency Margin

The solvency margin ratio is a measure of capital adequacy for insurance companies. It is calculated by dividing the actual solvency margin by the statutory minimum solvency margin requirement. Under the applicable CIRC regulations, PRC insurance companies are required to maintain specified solvency margin ratios. As a general matter, the CIRC considers an insurance company with a solvency margin ratio of 100% or higher to be financially sound.

The following table sets forth the solvency margin ratios for Ping An Life and Ping An Property & Casualty:

As at December 31, (in RMB million, except percentages)	Ping An Life		Ping An Property & Casualty	
	2005	2004	**2005**	2004
Actual solvency margin	**15,177**	11,335	**2,113**	1,754
Minimum solvency margin	**10,787**	9,206	**1,377**	1,105
Solvency margin ratio	**140.7%**	123.1%	**153.4%**	158.7%

Contractual obligations and Other Commercial Commitments

The following table sets forth our aggregate contractual obligations and other commercial commitments for the periods specified:

As at December 31, (in RMB million)	2005	2004
Contractual commitments	**472**	150
Operating lease commitments	**850**	799

MANAGEMENT DISCUSSION AND ANALYSIS

RISK MANAGEMENT

Approach to Risk Management

Ping An regards risk management as a core discipline in our business practice. We are dedicated to develop and maintain a risk management framework that governs the overall infrastructure of the group's operations.

Members of the Risk Management Committee include the Chief Operating Officer, the Chief Actuarial Officer, the Chief Investment Officer, the Chief Internal Auditor, the Finance Director, the Chief Legal Officer and the Chief Information Officer.

The committee meets on a quarterly basis to review the risk management progression. In these meetings, the risk management structure and major risk management issues are discussed on a macro level. Potential new corporate strategic objectives are evaluated for their risk exposures, major risk events for the past quarter are evaluated and development of new risk measurement techniques and risk control measures are presented and approved for implementation. Major operation risk weaknesses noted from our internal audit reviews and from external factors such as regulatory changes and accounting standards changes are also reviewed. Appropriate responses are formulated for the risk topics discussed. Lastly, the committee will review the appropriateness of measures implemented to address risk topics raised in prior meetings.

Insurance Product Risk

Insurance product risk is the risk of loss due to actual experience emerging differently than what was assumed when the product was designed and priced, as a result of investment returns, expenses, taxes, mortality and morbidity claims, and policyholder behavior.

The Group has an objective to control and minimize insurance risk, to reduce volatility of operating profits. The Group manages insurance risk through the following mechanism:

- The use and maintenance of management information systems that provide up to date, accurate and reliable data on risk exposure at any point in time.

- Actuarial models based on past experience and statistical techniques aid in pricing decisions and monitoring claims pattern.

- Guidelines are issued for concluding insurance contracts and assuming insurance risks.

- Proactive claims handling procedures are followed to investigate and adjust claims thereby preventing settlement of dubious or fraudulent claims.

- Reinsurance is used to limit the Group's exposure to large claims and catastrophes by placing risk with reinsurers providing high security.

- Diversification is accomplished by achieving sufficiently large population of risks to reduce the variability of the expected outcome. The diversification strategy seeks to ensure that underwritten risks are well diversified in terms of type and amount of risk, industry and geography.

- The mix of insurance assets is driven by the nature and term of insurance liabilities. The management of assets and liabilities is closely monitored to attempt to match the expected pattern of claim payments with the maturity dates of assets.

Asset and Liability Mismatching Risk

Asset and liability mismatching risk is the risk of loss due to the Group's inability to match its assets with its liabilities on the basis of both duration and investment return.

The Group's asset and liability management includes processes and models built to measure the sensitivity of net income and shareholders' equity under various deterministic interest rate scenarios. The scenarios and assumptions used are reviewed and updated periodically. Insights gained through the analysis are used to measure the risk exposures and capital position of the Group.

Under the current regulatory and market environment, the Group is unable to invest in assets with a duration of sufficient length to match the duration of its life insurance liabilities. When the regulatory and market environment permits, the Group intends to gradually lengthen the duration of its assets.

Market Risk

Market risk is the risk of potential loss that may result from changes in the value of a financial instrument as a result of changes in interest rates, market prices, foreign currency exchange rates and other market price-related factors. Under the current PRC regulatory and market environment, there is a lack of financial instruments available for the Group to hedge its market risk exposures efficiently. The Group controls its market risk exposures by setting a maximum risk exposure for each class of assets. When setting these limits, significant consideration is placed on the Group's risk appetite and impact on the Group's financial condition. These limits also take into account the Group's asset-liability management strategy.

The Group utilizes various techniques to quantify the market risk exposure, including sensitivity analysis and Value-at-Risk ("VaR") computation. VaR is a summary statistical measure that uses historical market prices and estimates the maximum loss over a target horizon such that there is a low, pre-specified probability that the actual loss will be larger. However, the utilization of the VaR technique under the current PRC market and regulatory environment has its limitations due to the lack of reliable historical financial data.

Market Risk – Interest Rate Risk

Fixed maturity securities held by the Group are exposed to interest rate risks. These investments are substantially represented by bond investments that are recorded at fair value in the balance sheet.

The Group uses sensitivity analysis to estimate its risk exposure. Interest rate sensitivity is estimated by assuming a 50 basis points parallel shift in the bond yield curve.

As at December 31, 2005 (in RMB million)	Interest rate risk
Bond investments held-for-trading and available-for-sale	1,266

Market Risk – Market Price Risk

Listed equity investments held by the Group are exposed to market price risks. These investments are substantially represented by equity investment funds.

The Group uses the 10-day market price VaR technique to estimate its risk exposure. Market price VaR is computed as (equity investment funds valued at market price x 10-day worst market fluctuation at 99% level).

As at December 31, 2005 (in RMB million)	Market price risk
Equity investments and equity investment funds held-for-trading and available-for-sale	956

Market Risk – Foreign Currency Risk

Foreign currency denominated investments and cash assets held by the Group are exposed to foreign currency risks. These assets include term deposits, cash and cash equivalents held in foreign currency that are considered as monetary assets. In addition to foreign currency denominated monetary assets, the Group's foreign currency denominated monetary liabilities are also exposed to fluctuations in exchange rates. These liabilities include foreign currency denominated claim reserves and payable to reinsurers. The exposures to fluctuations in exchange rates from monetary assets and monetary liabilities offset each other.

The Group uses sensitivity analysis to estimate its risk exposure. Foreign currency risk sensitivity is estimated by assuming a simultaneous and uniform 5% depreciation, against the Renminbi, of all foreign currency denominated monetary assets and monetary liabilities.

As at December 31, 2005 (in RMB million)	Foreign currency risk
Net exposure to fluctuations in exchange rates assuming a simultaneous and uniform 5% depreciation of all foreign currency denominated monetary assets and monetary liabilities against the Renminbi	771

Credit Risk

Credit risk is the risk of economic loss resulting from the failure of one of the Group's obligors to make any payment of principal or interest when due.

The Group is exposed to credit risks primarily associated with its term deposits arrangements with commercial banks and loans to third parties from its banking operations.

To evaluate credit risk property, the Group has established an internal credit rating system. The counterparties' ratings are reviewed at least annually through the system or whenever a credit event occurs.

The Group quantifies its credit risk exposure by assigning expected default rates and expected recovery rates of relevant credit grades for commercial banks and bond issuing companies. Credit risk is computed as (principal amount + outstanding interests) x default rate x (1 – recovery rate).

As at December 31, 2005 (in RMB million)	Credit risk
Term deposits placed with commercial banks and loans to external third parties	48

Operational Risk

Operational risk is the risk of loss resulting from internal operation failures or uncontrollable external events. Internal operation failures occur due to inadequate or failed internal processes (process risks), system failure (system risks), and human performance failure (people risks). Uncontrollable external events that contribute to operation risks are mainly due to legal matters or changes in the regulatory requirements, accounting standards and tax laws.

For internal operational risks, a proactive approach has been taken to implement appropriate and sufficient preventive controls, detective controls and damage limitation controls. These controls are embedded into the business processes, system operations and human performance. Rigorous checks on the reliability of the controls are performed by our internal and external audit functions. Our risk management committee and audit committee reviews the reports from our internal and external auditors to ensure that appropriate measures are taken to address control weaknesses detected. For the uncontrollable external events, our Legal Department, Finance Department and Planning and Actuarial Department monitor changes in regulatory requirements, accounting standards and tax laws closely.

EMBEDDED VALUE

Introduction

In order to provide investors with an additional tool to understand our economic value and business performance results, the Group has disclosed information regarding embedded value in this section. The embedded value represents the shareholders' adjusted net asset value plus the value of the Group's in-force life insurance business adjusted for the cost of regulatory solvency margin deployed to support this business. The embedded value excludes the value of future new business sales.

The Group has received advice from and consulted with Watson Wyatt Insurance Consulting Limited in the selection of basis and the calculation of the value of in-force life insurance business and the value of one year's new business. The Group remains wholly responsible for the results and presentation of the embedded value which comprises the adjusted net asset and the value of in-force life insurance business.

The calculation of embedded value necessarily makes a number of assumptions with respect to future experience. As a result, future experience may vary from that assumed in the calculation, and these variations may be material. The market value of the Group is measured by the value of the Group's shares on any particular day. In valuing the Group's shares, investors take into account a variety of information available to them and their own investment criteria, therefore these calculated values should not be constructed as a direct reflection of the actual market value.

Components of Economic Value

As at December 31, (in RMB million)	**2005**	2004
Adjusted net asset value	**33,072**	25,161
Value of in-force insurance business written prior to June 1999	**(18,089)**	(16,743)
Value of in-force insurance business written since June 1999	**38,537**	33,127
Cost of holding the required solvency margin	**(5,157)**	(4,297)
Embedded Value	**48,363**	37,248
Value of one year's new business	**5,148**	4,331
Cost of holding the required solvency margin	**(609)**	(418)
Value of one year's new business after cost of solvency	**4,539**	3,913

The adjusted net asset value is based on the audited shareholders net assets of the Group as measured on a PRC statutory basis. The values placed on certain assets have been adjusted to the market values. It should be noted that the adjusted net asset is for the whole Group, including Ping An Life and other business units, whilst the value of in-force insurance business and the value of one year's new business presented are only in respect of Ping An Life and not the other business units.

Key Assumptions

The assumptions used in the embedded value calculation in 2005 have been made on a "going concern" basis, assuming continuation of the economic and legal environment currently prevailing in the PRC. The statutory reserving basis and solvency margin requirement were assumed in the calculation. Certain portfolio assumptions were based on the Group's own recent experience as well as considering the more general PRC market and other life insurance markets' experience. The principal bases and assumptions used in the calculation are described below:

Risk Discount Rate

The non investment-linked fund's earned rate or 12% has been assumed in each future year as the risk discount rate for the in-force life insurance business. The earned rate is the investment return adjusted for tax paid. This specific discount rate approach for the in-force business is to avoid understating the effect of losses arising from those high interest rate guaranteed products we sold prior to June 1999. A level 12% has been assumed in each future year for the calculation of one-year's new business value.

The central risk discount rate has been reduced from 12.5% in 2004 valuation to 12% this year. The rationale for the change is due to the fact that the government bond yield has decreased in PRC during the past 12 months and a proper risk premium over the risk free return would be maintained.

Investment Returns

Future investment returns have been assumed to be 4.20% in 2006 and increased 0.1% every year to 4.70% in 2011 and thereafter for the non investment-linked fund. For the investment-linked fund, future investment returns have been assumed to be 4.70% in 2006 and increased 0.1% every year to 5.20% in 2011 and thereafter. These returns have been derived by consideration of the current capital market condition, the Group's current and expected future asset allocations and associated investment returns for a range of major asset classes.

Taxation

A 18.5% average income tax rate has been assumed. In addition, a 5.5% business tax rate has been applied to the gross written premiums of the short-term accident insurance business.

Mortality

The experience mortality rates have been based on 75% and 70% of China Life (90-93) table for male and female respectively for non annuitants, with a five-year selection period. For annuitants, 75% of the China Life Annuity (90-93) table has been assumed. The newly published China Life and annuity (00-03) table have been used in calculating statutory reserves.

Morbidity

Morbidity assumptions have been based on the Group's own pricing table. The loss ratios have been assumed to be in the range of 15% and 75% for short term accident and health insurance business.

Discontinuances

Policy discontinuance rates have been based on the Group's recent experience studies. The discontinuance rates are dependent on the pricing rate and the product type.

Expenses

Expense assumptions have been based on the Group's most recent expense investigation. For calendar year 2005, the assumed expenses and commissions equated to around 70% of the expense allowance priced into the products. The unit maintenance expenses were assumed to increase at 2% per annum.

Policyholder Dividends

Policyholder dividends have been based on 80% of the interest and mortality surplus for individual life and bancassurance participating business. For group life participating business, dividends have been based on 80% of interest surplus only.

New Business Volumes and Business Mix

The volume of new business sold and modeled during 2005 to calculate the value of one year's new business was RMB21,360 million in terms of first year premium. The mix of the new business measured by first year premium was:

	Percentage
Individual life	**44.4%**
Long-term business	42.2%
Short-term business	2.2%
Group life	**32.0%**
Long-term business	22.8%
Short-term business	9.2%
Bancassurance	**23.6%**
Long-term business	23.6%
Total	**100.00%**

EMBEDDED VALUE

Embedded Value Movement

The table below shows how our embedded value grew to more than RMB48,363 million as at December 31, 2005.

(in RMB million)	2005	
Embedded value as at December 31, 2004	**37,248**	
Expected return on year-start embedded value	**2,403**	Expected growth of embedded value occurred in 2005.
Value of one-year new business	**5,984**	The contribution came from new business sold during 2005 and discounted at earned rate/12%.
Risk discount rate change	**306**	The impact of risk discount rate change.
Assumption and modeling changes	**(1,824)**	Investment return and other portfolio assumptions changes decreased embedded value.
Market value adjustment impact	**5,424**	Certain assets are marked to market. The market value of the bonds increased due to the decrease in bond yield.
Investment return variance	**(632)**	Actual investment return in 2005 was lower than the assumed return.
Other experience variances	**321**	Other variances between actual experience and assumptions.
Embedded value before capital changes	**49,230**	Embedded value before impact of capital change increased 32.2%.
Shareholder dividends	**(867)**	Amounts paid to shareholders in the form of final dividends.
Embedded value as at December 31, 2005	**48,363**	

	RMB
Embedded value per share as at December 31, 2005	**7.81**

Sensitivity Analysis

The Group has investigated the effect, on the value of in-force business and the value of one year's new business, of varying independently certain assumptions regarding future experience. Specifically, the following changes in assumptions have been considered:

- Risk discount rate
- Investment return assumed in 2004 valuation
- Investment return increased by 25 basis points every year
- Investment return decreased by 25 basis points every year
- A 10% reduction in mortality and morbidity for assured lives and loss ratios for the short-term business
- A 10% reduction in policy discontinuance rates
- A 10% reduction in maintenance expense

(in RMB million)	Risk Discount Rate			
	Earned Rate/11.5%	Earned Rate/12.0%	Earned Rate/12.5%	12.0%
Value of in-force business	15,891	15,291	14,714	16,560
	11.5%	**12.0%**	**12.5%**	**Earned Rate/12.0%**
Value of one year's new business	4,769	4,539	4,326	5,984

Assumptions (in RMB million)	Value of in-force business	Value of one year's new business
Central case	15,291	4,539
Investment return assumed in 2004 valuation	16,897	4,584
Investment return increased by 25bp every year	18,966	4,644
Investment return decreased by 25bp every year	11,244	4,436
10% reduction in mortality and morbidity rates	15,481	4,624
10% reduction in policy discontinuance rates	15,502	4,756
10% reduction in maintenance expense	15,951	4,642

Risk discount rate were earned rate/12.0% and 12.0% for in force business and new business respectively.

INDEPENDENT AUDITORS' REPORT

To the members
Ping An Insurance (Group) Company of China, Ltd.

We have audited the financial statements on pages 79 to 158 which have been prepared in accordance with International Financial Reporting Standards.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
March 29, 2006

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2005

For the year ended December 31, (in RMB million)	Notes	2005	2004
			(Restated)
Gross written premiums and policy fees	6	**59,021**	60,033
Less: Premiums ceded to reinsurers		**(4,241)**	(4,122)
Net written premiums and policy fees		**54,780**	55,911
Increase in unearned premium reserves, net	37	**(1,581)**	(1,191)
Net earned premiums		**53,199**	54,720
Reinsurance commission income		**1,371**	1,376
Net investment income	7 (1)	**9,338**	7,219
Realized gains/(losses)	7 (2)	**(505)**	(56)
Unrealized gains/(losses)	7 (3)	**822**	(717)
Foreign currency gains/(losses)		**(405)**	3
Other income	8	**770**	648
Total revenue		**64,590**	63,193
Change in deferred policy acquisition costs	25	**3,830**	2,261
Claims and policyholders' benefits	9	**(20,818)**	(16,472)
Increase in policyholders' reserves	37	**(29,557)**	(33,872)
Changes in fair value of derivative financial liabilities		**(6)**	(80)
Commission expenses		**(5,928)**	(5,255)
General and administrative expenses		**(7,090)**	(5,922)
Provision for insurance guarantee fund		**(209)**	(106)
Total expenses		**(59,778)**	(59,446)
Operating profit	10	**4,812**	3,747
Income taxes	11	**(547)**	(601)
Net profit		**4,265**	3,146
Attributable to:			
– Equity holders of the parent		**4,226**	3,116
– Minority interests		**39**	30
		4,265	3,146
		RMB	*RMB*
Earnings per share for net profit attributable to equity holders of the parent – basic	13	**0.68**	0.56

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET

As at December 31, 2005

As at December 31, (in RMB million)	Notes	2005	2004
			(Restated)
ASSETS			
Investments			
Fixed maturity investments			
Bonds	*14, 42*	**159,749**	112,798
Term deposits	*15, 42*	**68,959**	80,320
Policy loans	*42*	**864**	545
Loans and advances to customers	*42*	**662**	130
Equity investments			
Equity investment funds	*16, 42*	**10,058**	5,497
Equity securities	*17, 42*	**5,183**	266
Derivative financial assets	*18, 42*	**27**	62
Investment in an associate		**3**	3
Investment properties	*20*	**1,243**	1,504
Total investments		**246,748**	201,125
Cash and cash equivalents	*15, 21, 42*	**17,636**	15,945
Premium receivables	*22, 42*	**749**	617
Interest receivables	*23, 42*	**438**	382
Policyholder account assets in respect of insurance contracts		**12,820**	9,758
Policyholder account assets in respect of investment contracts		**3,078**	3,145
Reinsurance assets	*24*	**4,889**	4,356
Deferred policy acquisition costs	*25*	**26,428**	22,622
Property, plant and equipment	*26*	**2,918**	2,735
Construction-in-progress	*27*	**620**	204
Land use rights	*28*	**955**	928
Goodwill	*29*	**327**	322
Deferred income tax assets	*30*	**–**	362
Statutory deposits	*31*	**1,240**	1,200
Other assets		**860**	738
Total assets		**319,706**	264,439

The accompanying notes form an integral part of these financial statements.

As at December 31, (in RMB million)	Notes	2005	2004
			(Restated)
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	*32*	**6,195**	6,195
Reserves	*33*	**21,493**	19,517
Retained profits	*33*	**5,308**	2,485
		32,996	28,197
Minority interests		**526**	430
Total equity		**33,522**	28,627
Liabilities			
Customers' deposits	*34, 42*	**1,862**	1,849
Securities sold under agreements to repurchase	*35, 42*	**7,095**	601
Premiums received in advance		**1,880**	1,627
Commission payable	*42*	**633**	556
Due to reinsurers	*42*	**533**	209
Dividends payable to shareholders	*42*	**76**	74
Income tax payable		**445**	490
Insurance guarantee fund	*36*	**60**	827
Policyholder dividend payable and provisions		**2,864**	1,977
Insurance contract liabilities			
Policyholders' reserves	*37*	**223,538**	193,770
Policyholder contract deposits	*37*	**9,795**	1,411
Policyholder account liabilities in respect of insurance contracts	*37*	**12,820**	9,758
Unearned premium reserves	*37*	**11,048**	9,472
Claim reserves	*37*	**7,933**	6,642
Investment contract liabilities			
Policyholder account liabilities in respect of investment contracts	*38*	**3,078**	3,145
Investment contract reserves	*38*	**14**	15
Derivative financial liabilities	*18, 42*	**133**	127
Deferred income tax liabilities	*30*	**49**	–
Other liabilities		**2,328**	3,262
Total liabilities		**286,184**	235,812
Total equity and liabilities		**319,706**	264,439

The accompanying notes form an integral part of these financial statements.

MA Mingzhe	**CHEUNG Chi Yan Louis**	**SUN Jianyi**
Director	*Chief Financial Officer*	*Director*

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2005

		Equity attributable to equity holders of the parent								
			Reserves							
(Restated) **(in RMB million)**	*Notes*	**Share capital**	**Capital reserve**	**Revenue reserve fund**	**Common welfare fund**	**General reserve**	**Net unrealized gains/ (losses)**	**Retained profits**	**Minority interests**	**Total**
As at January 1, 2004										
As previously reported		4,933	2,818	4,148	486	395	(180)	352	337	13,289
Effect of implementation of new/revised accounting standards	*3*	–	–	–	–	–	(61)	–	(1)	(62)
As restated		4,933	2,818	4,148	486	395	(241)	352	336	13,227
Net profit for 2004		–	–	–	–	–	–	3,116	30	3,146
Net losses on available-for-sale investments		–	–	–	–	–	(653)	–	(6)	(659)
Net losses on available-for-sale investments removed from equity and reported in net profit		–	–	–	–	–	69	–	1	70
Deferred tax recognized, net	*11*	–	–	–	–	–	87	–	1	88
Issue of shares through initial public offering		1,262	12,564	–	–	–	–	–	–	13,826
Share issue expenses		–	(547)	–	–	–	–	–	–	(547)
Changes in equity interests in subsidiaries		–	–	–	–	–	–	–	(68)	(68)
Acquisition of a subsidiary		–	–	–	–	–	–	–	136	136
2003 dividends declared	*12*	–	–	–	–	–	–	(592)	–	(592)
Appropriations to statutory reserves	*33*	–	–	261	130	–	–	(391)	–	–
As at December 31, 2004		6,195	14,835	4,409	616	395	(738)	2,485	430	28,627

The accompanying notes form an integral part of these financial statements.

(in RMB million)	Notes	Share capital	Capital reserve	Revenue reserve fund	Common welfare fund	General reserve	Net unrealized gains/ (losses)	Foreign currency translation differences	Retained profits	Minority interests	Total
		Equity attributable to equity holders of the parent									
			Reserves								
As at January 1, 2005											
As previously reported		6,195	14,835	4,409	616	395	(682)	-	2,485	431	28,684
Effect of implementation of new/revised accounting standards	3	-	-	-	-	-	(56)	-	-	(1)	(57)
As restated		6,195	14,835	4,409	616	395	(738)	-	2,485	430	28,627
Net profit for 2005		-	-	-	-	-	-	-	4,226	39	4,265
Net gains on available-for-sale investments		-	-	-	-	-	1,718	-	-	18	1,736
Net gains on available-for-sale investments removed from equity and reported in net profit		-	-	-	-	-	(9)	-	-	-	(9)
Deferred tax recognized, net	11	-	-	-	-	-	(256)	-	-	(3)	(259)
Increase in equity interests in subsidiaries		-	-	-	-	-	-	-	-	46	46
Increase in general reserve		-	-	-	-	35	-	-	(35)	-	-
2004 dividends declared	12	-	-	-	-	-	-	-	(867)	-	(867)
Currency translation adjustments		-	-	-	-	-	-	(13)	-	(4)	(17)
Appropriations to statutory reserves	33	-	-	334	167	-	-	-	(501)	-	-
As at December 31, 2005		6,195	14,835	4,743	783	430	715	(13)	5,308	526	33,522

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended December 31, 2005

For the year ended December 31, (in RMB million)	Notes	2005	2004
Net cash from operating activities	43	**31,810**	34,347
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of investment properties, property, plant and equipment, construction-in-progress, and land use rights		**(1,079)**	(470)
Proceeds from disposal of property, plant and equipment		**111**	22
Proceeds from sales in securities sold under agreements to repurchase		**6,494**	401
Purchases of investments, net		**(54,152)**	(43,882)
Term deposits placed, net		**11,361**	(2,087)
Acquisition of a subsidiary		**–**	295
Increase in equity interests in a subsidiary		**–**	(158)
Interest expenses paid on securities sold under agreements to repurchase		**(81)**	(42)
Interest received		**8,123**	6,215
Dividends received		**267**	393
Rentals received		**107**	130
Net cash used in investing activities		**(28,849)**	(39,183)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from shares issued		**–**	13,279
Dividends paid	12	**(865)**	(518)
Net cash from/(used in) financing activities		**(865)**	12,761
Net increase in cash and cash equivalents		**2,096**	7,925
Net foreign exchange differences		**(405)**	3
Cash and cash equivalents at beginning of year		**15,945**	8,017
Cash and cash equivalents at end of year	21	**17,636**	15,945

The accompanying notes form an integral part of these financial statements.

BALANCE SHEET

As at December 31, 2005

As at December 31, (in RMB million)	*Notes*	2005	2004
			(Restated)
ASSETS			
Investments			
Fixed maturity investments			
Bonds		**1,935**	49
Term deposits		**11,051**	10,626
Equity investments			
Equity securities		**120**	–
Investments in subsidiaries	*19*	**10,524**	8,844
Total investments		**23,630**	19,519
Cash and cash equivalents	*21*	**2,669**	7,680
Interest receivables		**22**	126
Property, plant and equipment		**37**	9
Other assets		**47**	81
Total assets		**26,405**	27,415
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the Company			
Share capital	*32*	**6,195**	6,195
Reserves	*33*	**20,780**	20,255
Accumulated losses	*33*	**(1,652)**	(512)
Total equity		**25,323**	25,938
Liabilities			
Securities sold under agreements to repurchase		**645**	–
Dividends payable to shareholders		**76**	74
Borrowing from a subsidiary		**274**	–
Income tax payable		**–**	23
Other liabilities		**87**	1,380
Total liabilities		**1,082**	1,477
Total equity and liabilities		**26,405**	27,415

The accompanying notes form an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

As at December 31, 2005

1. Corporate information

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988. Its business scope includes investing in insurance enterprises, supervising and managing various domestic and overseas businesses of subsidiaries, and utilizing insurance funds. The Company and its principal subsidiaries (the "Group") are mainly engaged in life insurance, property and casualty insurance and other financial services.

The registered address of the Company is Ping An Building, Ba Gua No. 3 Road, Shenzhen, the PRC.

The principal structure of the Group changed during 2005 as follows:

(1) On March 8, 2005, China Ping An Trust & Investment Co., Ltd. ("Ping An Trust") established Shenzhen Ping An Real Estate Investment Co., Ltd. ("Ping An Real Estate") in Shenzhen together with Shenzhen Ping An Industries Co., Ltd. ("Ping An Industries"). The paid-up capital of Ping An Real Estate is RMB300 million and the Group's equity interest amounts to 99.52%.

(2) On May 27, 2005, the Company established Ping An Asset Management Co., Ltd. ("Ping An Asset Management") in Shanghai together with Ping An Life Insurance Company of China, Ltd. ("Ping An Life") and Ping An Property & Casualty Insurance Company of China, Ltd. ("Ping An Property & Casualty"). The paid-up capital of Ping An Asset Management is RMB200 million and the Group's equity interest amounts to 99.90%.

(3) On June 13, 2005, the Company established Ping An Health Insurance Company of China, Ltd. ("Ping An Health") in Shanghai together with Ping An Life, Ping An Property & Casualty, Ping An Trust and Ping An Industries. The paid-up capital of Ping An Health is RMB500 million and the Group's equity interest amounts to 99.96%.

(4) With approvals from the China Securities Regulatory Commission ("CSRC") on May 8, 2005 and December 14, 2005, Ping An Trust injected additional capital of RMB300 million and RMB500 million into Ping An Securities Company, Ltd. ("Ping An Securities"). After such capital injections, Ping An Trust's equity interest in Ping An Securities increased from 75.00% to 86.21%.

(5) With an approval from the China Banking Regulatory Commission Shenzhen Office on September 2, 2005, the Company injected additional capital of RMB1,500 million into Ping An Trust. After such capital injection, the Company's equity interest in Ping An Trust increased from 99.26% to 99.52%.

(6) With an approval from CSRC on December 7, 2005, Ping An Securities injected additional capital of RMB20 million into Shenzhen Ping An Futures Brokerage Co., Ltd. ("Ping An Futures"). After such capital injection, the Group's equity interest in Ping An Futures changed to 92.80%.

2. Impact of recently issued or amended International Financial Reporting Standards ("IFRSs")

The International Accounting Standards Board ("IASB") has issued and amended certain IFRSs (the "New IFRSs") which are effective for annual periods beginning on or after January 1, 2006. The Group has not early adopted such New IFRSs in the financial statements for the year ended December 31, 2005 and plans to adopt them when they become effective. The Group is in the process of making an assessment of the impact of the New IFRSs as follows:

- ***IAS 39, Financial Instruments: Recognition and Measurement***

  Fair Value Option

  The standard allows an entity to have an option to designate a financial asset or financial liability at fair value through profit or loss if the asset or the liability meets either of the following conditions:

  - it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different basis; or

  - a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about such group is provided internally on that basis to an entity's key management personnel.

  This amendment is effective for annual periods beginning on or after January 1, 2006.

- ***IAS 39, Financial Instruments: Recognition and Measurement***

  IFRS 4, Insurance Contracts

  Financial Guarantee Contracts

  IFRS 4 shall not apply to financial guarantee contracts unless the issuer has previously asserted explicitly that it regards such contracts as insurance contracts and has used accounting applicable to insurance contracts, in which case the issuer may elect to apply either IAS 39 and IAS 32 or IFRS 4 to such financial guarantee contracts.

  This amendment is effective for annual periods beginning on or after January 1, 2006.

- ***IFRS 7, Financial Instruments: Disclosure***

  The standard will supersede IAS 30, Disclosures in the Financial Statements of Banks and Financial Institutions, and the disclosure requirements of IAS 32. It requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for an entity's financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the reporting date, and how the entity manages those risks.

  The standard is effective for annual periods beginning on or after January 1, 2007.

3. Summary of significant accounting policies

(1) Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRSs, which comprise standards and interpretations approved by the IASB, and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect. The financial statements have been prepared under the historical cost convention, except for the measurement at fair values of available-for-sale investments, financial assets carried at fair value through profit or loss and derivative financial assets and liabilities. The above basis of preparing financial statements differs from that used in the statutory accounts of the Group and the Company, which are prepared in accordance with PRC accounting standards ("PRC GAAP"). The major adjustments made include measuring certain financial assets at estimated fair values, restating insurance contract liabilities and deferred policy acquisition costs, related deferred tax, etc.

As in prior years, to the extent a specific topic is not covered specifically by IFRSs, the IFRS framework permits reference to another comprehensive body of accounting principles, and therefore:

- The Group has chosen to use the revenue accounting practices currently adopted by insurance companies reporting under the Companies Ordinance and Insurance Companies Ordinance of Hong Kong; and

- The Group has made reference to specific accounting principles generally accepted in the United States for guidance on the measurement of its insurance liabilities and associated deferred policy acquisition costs, specifically, the measurement guidance provisions contained within Statements of Financial Accounting Standards No. 60 and 97.

3. Summary of significant accounting policies *(Continued)*

(2) Changes in accounting policies

In the current year, the Group has adopted new and revised standards issued by the IASB that are relevant to its operations and effective for accounting periods beginning on January 1, 2005. The adoption of these new and revised standards has resulted in changes to the Group's accounting policies in the following areas that have affected the amounts reported for the current and prior years:

- *IFRS 4, Insurance Contracts*

  Effective January 1, 2005, the Group adopted IFRS 4. IFRS 4 represents the completion of phase 1 of the first IFRS to deal with insurance contracts. The main features of IFRS 4 include but are not limited to the definition of an insurance contract, the use of liability adequacy tests and impairment tests for reinsurance assets, and prohibition of catastrophe and equalization provisions. Based on this standard, the Group continues to account for investment contracts containing discretionary participation features as if they are insurance contracts. In addition, premium income from certain contracts, which are regarded as investment contracts by IFRS 4, is accounted for as financial liabilities, and related policyholders' benefits to the extent covered by the said contracts are accounted for as a direct debit to the financial liabilities. Further, certain investment-linked contracts meet the definition of an insurance contract under IFRS 4 and the Group separately presents assets and liabilities related to such investment-linked contracts, which were originally grouped in "separate account (investment-linked) assets and liabilities". The assets and liabilities related to the remaining investment-linked contracts, which are regarded as investment contracts, are presented as policyholder account assets and liabilities in respect of investment contracts.

  As a result of the adoption of IFRS 4, certain contracts were reclassified as investment contracts.

  The Group recorded the following effects in the consolidated income statement to reflect the reclassification of contracts:

For the year ended December 31, (in RMB million)	**2005**	**2004**
(Debit)/Credit		
Gross written premiums and policy fees	**–**	(16)
Claims and policyholders' benefits	**1**	1
Increase in policyholders' reserves	**(1)**	15
Net impact on net profit	**–**	–

3. **Summary of significant accounting policies** *(Continued)*

(2) Changes in accounting policies *(Continued)*

- *IFRS 4, Insurance Contracts (Continued)*

Further, the Group recorded the following effects in the consolidated balance sheet:

As at December 31, (in RMB million)	**2005**	2004
Debit/(Credit)		
Policyholders' reserves	**14**	15
Investment contract reserves	**(14)**	(15)
Policyholder account assets in respect of insurance contracts	**12,820**	9,758
Policyholder account assets in respect of investment contracts	**3,078**	3,145
Separate account (investment-linked) assets	**(15,898)**	(12,903)
Policyholder account liabilities in respect of insurance contracts	**(12,820)**	(9,758)
Policyholder account liabilities in respect of investment contracts	**(3,078)**	(3,145)
Separate account (investment-linked) liabilities	**15,898**	12,903

- *IAS 39 (revised 2004), Financial Instruments: Recognition and Measurement*

Effective January 1, 2005, the Group has adopted IAS 39 (revised 2004). Among the changes, IAS 39 (revised 2004) has eliminated "loans and receivables originated by the enterprise" and defined a "loans and receivables" category. By such definition, loans and receivables exclude investments quoted in an active market. As a result, the Group has reclassified quoted bonds as held-to-maturity or available-for-sale investments in accordance with the related requirements and investment strategy. The Group recorded the following effects in the consolidated balance sheet:

As at December 31, (in RMB million)	**2005**	2004
Debit/(Credit)		
Fixed maturity investments – bonds	**233**	(67)
Deferred income tax assets	**(35)**	10
Reserves – net unrealized losses	**(196)**	56
Minority interests	**(2)**	1

3. Summary of significant accounting policies *(Continued)*

(2) Changes in accounting policies *(Continued)*

- *IFRS 2, Share-based Payment*

Effective January 1, 2005, the Group has adopted IFRS 2. It requires the Group to recognize share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets or equity instruments of the Company. This standard has given more guidance on recognition, measurement and disclosure of the Group's share appreciation rights scheme. There was no significant impact on the Group's financial statements upon the adoption of IFRS 2. The charge to income statement is as follows:

For the year ended December 31, (in RMB million)	**2005**	**2004**
Charge for the year	**61**	29

- *IFRS 3, Business Combinations*

IFRS 3, Business Combinations, was already effective since March 31, 2004. Among its requirements, the Group has, since 2005, ceased amortization of the Group's goodwill.

- *IAS 27 (revised 2004), Consolidated and Separate Financial Statements*

IAS 27 (revised 2004) requires that the investments in subsidiaries be accounted for at cost or in accordance with IAS 39 in the parent's separate financial statements. In prior years, the Company's investments in subsidiaries were accounted for using the equity method. Upon the implementation of IAS 27 (revised 2004), the Company's investments in subsidiaries are accounted for at cost in its unconsolidated, separate financial statements. The Company recorded the following effects on its separate balance sheet as at December 31, 2005 and 2004:

As at December 31, (in RMB million)	**2005**	2004
Debit/(Credit)		
Investments in subsidiaries	**(7,673)**	(2,315)
Reserves	**713**	(1,064)
Retained profits	**6,960**	3,379

3. Summary of significant accounting policies *(Continued)*

(2) Changes in accounting policies *(Continued)*

In addition to the standards referred to above, the key revised standards that the Group has also adopted during the year which mainly affect the presentation and disclosures of the financial statements are as follows:

- *IAS 1 (revised 2004), Presentation of Financial Statements*

  IAS 1 (revised 2004) affects the presentation of minority interests in the income statement (separate allocation at the bottom of the income statement) and in the statement of changes in equity (separate column for minority interests) and other disclosures.

- *IAS 8 (revised 2004), Accounting Policies, Changes in Accounting Estimates and Errors*

  IAS 8 (revised 2004) requires disclosure of an impending change in accounting policy when the Group has yet to implement a new IFRS or interpretation that has been issued but not yet come into effect. In addition, it has required disclosure of known or reasonably estimable information relevant to assessing the possible impact that application of the new IFRS or interpretation will have on the Group's financial statements in the period of initial application.

- *IAS 32 (revised 2004), Financial Instruments: Disclosure and Presentation*

  IAS 32 (revised 2004) requires additional disclosures of information in respect of financial assets and financial liabilities, including information about the use of valuation techniques, and the carrying amounts of financial assets and financial liabilities that are classified as held-for-trading and those designated by the entity upon initial recognition as financial assets and financial liabilities at fair value through profit or loss.

(3) Foreign currency translation

The main functional and presentation currency of the Company and its domestic subsidiaries is Renminbi ("RMB").

Transactions in foreign currencies are initially recorded in the functional currency at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction.

The functional currency of the overseas subsidiaries is Hong Kong dollar. As at the reporting date, the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of the Company at the exchange rate ruling at the balance sheet date and their income statements are translated at the weighted average exchange rates for the year. The exchange differences, if material, arising on the retranslation are taken directly to a separate component of equity.

3. Summary of significant accounting policies *(Continued)*

(4) Principles of consolidation

The Group's consolidated financial statements incorporate the financial statements of the Company and its subsidiaries after elimination of intercompany transactions, including any unrealized profits arising from intra-group transactions.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities.

The financial statements of subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies. Adjustments are made to bring into line dissimilar significant accounting policies that may exist.

The equity and net income attributable to minority shareholders' interests are shown separately in the consolidated balance sheet and consolidated results.

(5) Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The Company's investments in subsidiaries are stated at cost in the separate financial statements of the Company.

(6) Associates

Investments in associates (generally investments of between 20% to 50% in a company's equity) where significant influence is exercised by the Group are accounted for using the equity method. An assessment of the carrying value of the investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist.

Unrealized gains arising from transactions with associates are eliminated against the investment in the associate to the extent of the Group's interest in the associate. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

The Company's investments in associates, if any, are stated at cost in the separate financial statements of the Company.

NOTES TO FINANCIAL STATEMENTS

As at December 31, 2005

3. Summary of significant accounting policies *(Continued)*

(7) Investments

Classification

The Group classifies its investments into the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity financial assets and available-for-sale financial assets. The classification mainly depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this at every reporting date.

(a) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading and those designated at fair value through profit or loss at inception. A financial asset is classified at inception if it is acquired principally for the purpose of selling in the short term, if it forms part of a portfolio of financial assets in which there is evidence of short-term profit-taking, or if it is so designated by management. Derivatives are also classified as held-for-trading unless they are designated as hedges.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or those designated as at fair value through profit or loss or available-for-sale.

(c) Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturities, other than those that meet the definition of loans and receivables, that the Group's management has the positive intention and ability to hold to maturity.

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories.

Listed investments are those quoted and traded on securities exchanges. Unlisted investments are those traded on inter-bank or other markets other than the securities exchanges.

Initial measurement

Regular way purchases and sales of investments are recognized on trade date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus, in the case of all financial assets not carried at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Investments are derecognized when the rights to receive cash flows from the investments have expired or where they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

3. **Summary of significant accounting policies** *(Continued)*

(7) *Investments* *(Continued)*

Subsequent measurement

Available-for-sale financial assets and financial assets carried at fair value through profit or loss are subsequently measured at fair value. Loans and receivables and held-to-maturity financial assets are measured at amortized cost using the effective interest method.

Realized and unrealized gains and losses arising from changes in the fair value of financial assets carried at fair value through profit or loss are included in the income statement in the period in which they arise.

Unrealized gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized in equity. When available-for-sale financial assets are sold or impaired, the accumulated fair value adjustments are included in the income statement as net realized gains/losses.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transaction prices, reference to other instruments that are substantially the same, discounted cash flow analysis and other valuation techniques commonly used by market participants. For equity investments categorized as available-for-sale investments that do not have a quoted market price in an active market, where a reliable valuation technique is not available, their fair values are estimated at cost less any provision for impairment losses.

(8) Derivative financial instruments

Derivatives financial instruments mainly represent options embedded in convertible bonds purchased by the Group and those derivatives embedded in certain insurance contracts.

If the convertible bond is categorized as available-for-sale, the embedded options are separated and categorized as carried at fair value through profit or loss. If the convertible bond is categorized as carried at fair value through profit or loss, embedded derivatives are not separated from the host bond.

Derivative financial instruments are initially recognized at fair value on the date when a related contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

(9) Securities purchased under agreements to resell – reverse repos

The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as loans and receivables. Securities purchased under agreements to resell are recorded at the cost of the amounts advanced. The amounts advanced under these agreements are reflected as assets in the balance sheet. The Group does not take physical possession of securities purchased under agreements to resell. Sales or transfers of the securities are not permitted by the respective stock exchanges on which they are listed while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the stock exchanges which are the custodians.

3. Summary of significant accounting policies *(Continued)*

(10) Investment properties

Investment properties consist of investments in buildings that are held to earn rental income rather than for the supply of services or for administrative purposes.

Investment properties are initially measured at cost, which is the fair value of the consideration given to acquire them, including transaction costs. Subsequently, all investment properties are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is computed on a straight-line basis, after taking into account the estimated residual value (5% of original cost), over the estimated useful lives. The estimated useful lives of investment properties vary from 30 to 35 years.

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the individual investment properties.

Fully depreciated assets are retained in the financial statements until they are no longer in use and no further charge for depreciation is made in respect of these assets.

Transfers to, or from, investment properties are made when, and only when, there is evidence of a change in use.

(11) Cash and cash equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short term, highly liquid deposits or investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

(12) Securities sold under repurchase agreements – repos

Securities sold under repurchase agreements, which are classified as short term borrowings, generally mature within 183 days from the transaction date. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under repurchase agreements are recorded at the cost of the borrowings. It is the Group's policy to maintain effective control over securities sold under repurchase agreements; accordingly, such securities continue to be carried on the balance sheet.

3. **Summary of significant accounting policies** *(Continued)*

(13) *Deferred policy acquisition costs*

(a) *Deferred policy acquisition costs for long term traditional insurance, investment-linked and universal life insurance contracts*

The costs of acquiring new business, including commissions, underwriting, marketing and policy issue expenses, which vary with and are directly related to the production of the new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of the issue of the policy and at the end of each accounting period.

Deferred policy acquisition costs for traditional life insurance and annuity policies are amortized over the expected life of the insurance contracts as a constant percentage of expected premiums, which are estimated at the date of the issue of the policy and are consistently applied throughout the life of the contract unless premium deficiency occurs.

Deferred policy acquisition costs for long term investment-linked and universal life insurance contracts are amortized over the expected life of the contracts based on a constant percentage of the present value of estimated gross profits that are expected to be realized over the life of the contract. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender, less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit period. Deviations of actual results from estimated experience are reflected in the consolidated results.

The effect on the deferred policy acquisition costs to reflect the change in amortization that would have been necessary if unrealized gains on investments had actually been realized, is recognized through an offset to unrealized gains in equity.

(b) *Deferred policy acquisition costs for property and casualty and short term life insurance policies*

Acquisition costs, being primarily commissions and premium taxes, which vary with and are directly related to the acquisition of business, are deferred and amortized over the period in which the related written premiums are earned. Deferred policy acquisition costs are periodically reviewed to determine that they do not exceed recoverable amounts, after considering expected future investment income. Contributions received from reinsurers towards acquisition costs are deferred in an identical manner.

3. Summary of significant accounting policies *(Continued)*

(14) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any impairment in value. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the financial statements and any gain or loss resulting from their disposal is included in the income statement.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to the income statement in the period in which the costs are incurred. In situations where it can be clearly demonstrated that expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, such expenditures are capitalized as an additional cost of the item of property, plant and equipment.

Depreciation is computed on a straight-line basis, after taking into account the estimated residual value of each asset, over its estimated useful life. The estimated residual values and useful lives of property, plant and equipment by category are as follows:

	Estimated residual values	Estimated useful lives
Leasehold improvements	–	Over the shorter of economic useful lives and terms of the leases
Buildings	5%	30-35 years
Office equipment, furniture and fixtures	5%	5 years
Motor vehicles	5%	5-8 years

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the items of property, plant and equipment.

Fully depreciated assets are retained in the financial statements until they are no longer in use and no further charge for depreciation is made in respect of these assets.

(15) Construction-in-progress

Construction-in-progress represents costs incurred in the construction of office premises, as well as the cost of equipment pending installation.

No provision for depreciation is made on construction-in-progress until such time the relevant assets are completed and put into use.

3. Summary of significant accounting policies *(Continued)*

(16) Land use rights

Land use rights are stated at cost less accumulated amortization and any impairment losses. Land use rights are amortized on a straight-line basis over the unexpired period of the rights.

(17) Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies.

(18) Product classification

(a) Insurance contracts

Insurance contracts are defined as those containing significant insurance risk at the inception of the contracts, or those where at the inception of the contracts there is a scenario with commercial substance where the level of insurance risk may be significant over time. The significance of insurance risk as determined by the Group is dependant on both the probability of an insurance event and the magnitude of its potential effect.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this period.

(b) Investment contracts

Insurance policies not considered insurance contracts under IFRS 4 are classified as investment contracts. Investment contracts are classified into with and without discretionary participation features. Deposits collected under investment contracts without discretionary participation features are not accounted for through the income statement but are accounted for directly through the balance sheet as an adjustment to investment contract liabilities. Deposits collected under investment contracts with discretionary participation features are accounted for through the income statement as if they are insurance contracts.

(19) Insurance contract liabilities

(a) Long term life insurance policyholders' reserves

Long term life insurance contracts are intended to be of greater than twelve months duration, are not subject to unilateral changes in the contract terms and require the performance of various functions and services (including, but not limited to, insurance protection) for an extended period.

Policyholders' reserves represent the estimated future benefit liability payable to policyholders for long term life insurance policies, other than policyholders' account balances in respect of investment-linked and universal life insurance contracts.

3. **Summary of significant accounting policies** *(Continued)*

(19) *Insurance contract liabilities* *(Continued)*

(a) *Long term life insurance policyholders' reserves (Continued)*

Liabilities for contractual benefits that are expected to be incurred in the future are recorded when the related premiums are recognized. Such liabilities for life insurance policies are calculated using a net level premium valuation method based on actuarial assumptions as to mortality, persistency, expenses, policyholder dividends and investment return, including a margin for adverse deviation. The assumptions are established at the time of the issue of the policy and remain unchanged except where premium deficiency occurs. For participating life insurance policies, under current PRC insurance regulations, a minimum of 70% of the distributable surplus (as determined based on the contracts, prevailing insurance regulations and on the Group's distribution basis) must be allocated for the benefit of policyholders, and this obligation is provided for within total liabilities.

For policies where the premium payment period is less than the policy term, an extra reserve, often known as deferred profit liability, is also included in policyholders' reserves. The deferred profit liability ensures a profit emergence in a constant relationship to the amount of insurance in force.

The policyholders' share of unrealized gains, which may be paid to participating policyholders in the future, is included in policyholders' reserves for these contracts.

(b) *Claim reserves*

These comprise a best estimate of property and casualty, and short term life insurance contract provisions for the ultimate cost of all claims incurred but not settled at the balance sheet date, whether reported or not, together with related claims handling costs and reduction for the expected value of salvage and other recoveries. Significant delays can be experienced in the notification and settlement of claims and therefore, the ultimate cost cannot be known with certainty at the balance sheet date. The methods of determining such estimates and establishing the resulting liabilities are continually reviewed and updated. Resulting adjustments are reflected in the income statement for the period. The Group does not discount its claim reserves.

(c) *Unearned premium reserves*

Upon inception of property and casualty and short term life insurance contracts, premiums are recorded as written and are earned on a pro-rata basis over the term of the related policy coverage. The unearned premium reserves represent the portions of premiums written relating to unexpired periods of coverage.

3. **Summary of significant accounting policies** *(Continued)*

(19) Insurance contract liabilities *(Continued)*

(d) Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the contract liabilities net of the related deferred policy acquisition costs. In performing these tests, current best estimates of future contractual cash flows, claims handling and policy administration expenses, as well as investment income from assets backing such liabilities, are used. Any deficiency is immediately charged to the income statement initially by writing off deferred policy acquisition costs and subsequently by establishing a provision for losses arising from the liability adequacy tests. As mentioned above, long term life insurance contracts with fixed terms are measured based on assumptions set out at the inception of the policies. When the liability adequacy test requires the adoption of new best estimate assumptions, such assumptions are used for the subsequent measurement of these liabilities. For short term life and property and casualty insurance contracts, a provision is assessed on the basis of estimates of future claims, costs, premiums earned, etc.

(20) Investment contract liabilities

The policies that do not meet the definition of an insurance contract are investment contracts and carried at amortized cost or estimated fair value.

(21) Investment-linked business

The assets and liabilities related to investment-linked contracts, which are regarded as insurance contracts, are presented as policyholder account assets and liabilities in respect of insurance contracts. For assets and liabilities related to investment-linked contracts regarded as investment contracts, they are presented as policyholder account assets and liabilities in respect of investment contracts.

Revenue from investment-linked business consists of policy fees which are used to cover the insured risks and associated costs. Policy fees include fees for the cost of insurance, administration fees and gains on surrenders. Amounts received other than policy fees collected as premiums and administration fees from these contracts are reported as policyholder account liabilities. Policy benefits and claims incurred in the period are charged to claim expenses in the consolidated income statement, to the extent such amounts are not covered by the said liabilities.

Policyholder account assets and liabilities represent funds maintained to meet specific investment objectives of policyholders who bear the investment risk. The net investment income on policyholder account assets accrues directly to the policyholders. The assets and liabilities of each investment-linked fund are carried at estimated market value and are segregated from each other and from the rest of the Group's invested assets.

3. Summary of significant accounting policies *(Continued)*

(22) Universal life business

Revenue for these contracts consists of policy fees which are used to cover the insured risks and associated costs. Policy fees included fees for the cost of insurance, administration fees and gains on surrenders. These fees collected with respect to future services are deferred and recognized in a manner similar to the deferred policy acquisition costs related to such contracts. Expenses include interest credited to policyholder contract deposits and benefit payments made in excess of policyholder contract deposits.

(23) Dividends

Dividends are proposed by the directors, and are approved by the shareholders before they are recognized as a liability.

(24) Revenue recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of the revenue can be measured reliably. Revenue is recognized on the following bases:

(a) Premiums income

Premiums from long term, traditional and participating life insurance contracts are recognized as revenue when premiums as stated in the contracts are considered collectible from the policyholders. Premiums from long term property and casualty insurance contracts are recognized as revenue when due from policyholders. Short term property and casualty and life insurance premiums, net of endorsements, are recorded as written at the inception of risk.

(b) Investment-linked business

Policy fees from investment-linked business are the difference between premiums received for investment-linked contracts and the amounts of premiums allocated to policyholder account liabilities.

Administration fees are computed at the predetermined contract rate and are charged at the end of each month.

(c) Universal life business

Those parts of the premiums used to cover the insured risks and associated costs are treated as premium income. These include fees for the cost of insurance, administration fees, surrender charges, etc.

3. Summary of significant accounting policies *(Continued)*

(24) Revenue recognition (Continued)

(d) Net investment income

Net investment income includes interest from term deposits, fixed maturity securities, securities purchased under agreements to resell, policy loans and other loans, dividends from equity investment funds and securities, operating lease income from investment properties, etc. Dividends are recognized when the right to receive payment is established. Operating lease income from investment properties (after deduction of the aggregate cost of incentives granted to lessees) is recognized as income on a straight-line basis over the lease terms. Other net investment income is mainly accrued on a time proportion basis, taking into account the principal amount outstanding and the interest rate applicable.

(25) Reinsurance

Reinsurance contracts are contracts under which the Group has assessed to ensure that underwriting risk, defined as the reasonable possibility of significant loss, and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, are transferred by the ceding company to the reinsurers.

Reinsurance assets include the balances due under reinsurance contracts from both insurance and reinsurance companies for paid and unpaid claims and claim adjustment expenses, ceded unearned premiums, ceded policyholders' reserves held under reinsurance treaties, etc. Amounts recoverable from reinsurers are estimated in a manner consistent with the liability associated with the reinsured policy.

Reinsurance is recorded gross in the balance sheet unless a right to offset exists. The Group evaluates the financial strength of potential reinsurers and continually monitors the financial conditions of reinsurers.

According to PRC insurance regulations, during 2005, the Group is required to cede 5% of gross premium income from property and casualty and short term life insurance to state-owned reinsurers.

(26) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases.

Where the Group is the lessor, assets leased by the Group under operating leases are included in investment properties and rentals receivable under such operating leases are credited to the consolidated results on a straight-line basis over the lease terms.

Where the Group is the lessee, rentals payable under operating leases are charged to the consolidated results on a straight-line basis over the lease terms. The aggregate benefit of incentives provided by the lessor is recognized as a reduction of rental expenses over the lease terms on a straight-line basis.

3. **Summary of significant accounting policies** *(Continued)*

(27) *Employee benefits*

(a) *Pension obligations*

The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues on a monthly basis contributions to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. Under such plans, the Group has no other significant legal or constructive obligations for retirement benefits beyond the said contributions, which are expensed as incurred. Certain employees are also provided with group life insurance but the amounts involved are insignificant.

(b) *Housing benefits*

The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

(c) *Medical benefits*

The Group makes contributions for medical benefits to the local authorities in accordance with the relevant local regulations.

(28) *Share-based payment transactions*

Employees of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for share appreciation rights which are settled in cash.

The cost of share appreciation rights is measured initially at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instruments are granted. This fair value is expensed over the period until vesting with recognition of a corresponding liability. The liability is remeasured at each balance sheet date up to and including the settlement date with changes in fair value recognized in the income statement.

(29) *Tax*

The income tax charges (and business tax payable) are estimated based on existing tax legislations, practices and interpretations thereof. The income tax charges are provided based on estimated taxable profit and include consideration for deferred taxes. Deferred taxes are calculated using the balance sheet liability method.

Deferred taxes reflect the net tax effects of temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled, based on tax rates enacted or substantially enacted at the balance sheet date.

3. Summary of significant accounting policies *(Continued)*

(29) Tax (Continued)

Deferred tax assets are recognized when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. At each balance sheet date, the Group re-assesses unrecognized deferred tax assets and the carrying amount of deferred tax assets. The Group recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The Group conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Deferred tax liabilities are recognized for all taxable temporary differences.

Deferred tax assets and liabilities are not discounted and are classified as non-current assets (liabilities) in the balance sheet.

Current tax and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

Tax refunds are accounted for on a cash basis.

(30) Impairment of assets

(a) Investment assets

Investment assets are reviewed for impairment at each balance sheet date.

For investment assets carried at historical cost or amortized cost, whenever it is probable that the Group will not collect all the amounts due according to the contractual terms of the loans, receivables or deposits, an impairment loss is recognized in the consolidated results.

The amount of the loss recognized is the difference between the carrying amount of an investment and its expected recoverable amount. A reversal of impairment losses previously recognized is recorded when a decrease in impairment loss can be objectively related to an event occurring after the initial write-down. Such reversals are recorded in the consolidated results. The increased carrying amount is only recognized to the extent it does not exceed what the historic cost or amortized cost would have been had the impairment not been initially recognized.

(b) Goodwill

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

NOTES TO FINANCIAL STATEMENTS

As at December 31, 2005

3. Summary of significant accounting policies *(Continued)*

(30) Impairment of assets (Continued)

(b) *Goodwill (Continued)*

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

(i) represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

(ii) is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with IAS 14, Segment Reporting.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

(c) *Other assets*

Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated results. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if this is not possible, for the cash-generating unit to which the asset belongs.

An impairment loss recognized in prior years shall be reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. The reversal is recorded in the consolidated results. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent that it does not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been initially recognized for that asset in the prior years.

(31) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

4. Critical accounting estimates and judgments in applying accounting policies

The Group makes estimates and judgments that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(1) Estimate of future benefit payments arising from insurance contracts and investment contracts with discretionary participation features

The estimation of the ultimate liability arising from claims made under contracts is the Group's most critical accounting estimate. There are several sources of uncertainty that need to be considered in the estimation of the liability that the Group will ultimately pay for those claims. Estimates are made as to the expected number of deaths for each of the years in which the Group is exposed to risk. The Group bases these estimates on standard industry and national mortality tables that reflects historical mortality experience, adjusted where appropriate to reflect the Group's unique risk exposure. The estimated number of deaths determines the value of possible future benefits to be paid out, which will be factored into ensuring sufficient cover by policyholders' reserves, which in return is monitored against current and future premiums. For those contracts that insure risk to longevity, prudent allowance is made for expected future mortality improvements, but epidemics, as well as wide ranging changes to life style, could result in significant changes to the expected future mortality exposure. This results in even more uncertainty in estimating the ultimate liability.

Estimates are also made as to future investment income arising from the assets backing life insurance contracts. These estimates are based on current market returns as well as expectations about future economic and financial developments.

Estimates for future deaths, voluntary terminations, investment returns and administration expenses are determined at the inception of the contract and are used to calculate the liability over the term of the contract. At each reporting date, these estimates are reassessed for adequacy and where necessary changes will be reflected in adjustments to the liability.

Estimates and management judgments are also critical in determining the property and casualty insurance contract liabilities, but to a lesser extent than life insurance, due to the shorter term of the liabilities and the specific event or transaction cover, of which terms and conditions are directly stipulated in the contracts. Previous experience and trends are fundamental in determining the liabilities.

(2) Fair value of financial assets carried at fair value through profit or loss and available for sale financial assets

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transaction prices, reference to other instruments that are substantially the same, discounted cash flow analysis and other valuation techniques commonly used by market participants. For equity investments categorized as available-for-sale investments that do not have a quoted market price in an active market, where a reliable valuation technique is not available, their fair values are estimated at cost less any provision for impairment losses.

4. Critical accounting estimates and judgments in applying accounting policies *(Continued)*

(3) Fair value of investment contracts

The Group issues certain investment contracts and the financial liabilities associated with these contacts are designated at fair value through profit or loss. These financial instruments are not quoted in active markets, and their fair values are determined with reference to contract terms, estimated fair values of any assets backing such contracts, internally generated valuation techniques, etc.

5. Segment reporting

The Group's business segment information is currently divided into four business segments – life insurance business, property and casualty insurance business, corporate business, and other business. Segment net profit represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets are determined after deducting related allowances that are reported as direct offsets in the Group's consolidated balance sheet. The Group's revenue and net profit for the year were mainly derived from the above activities in the PRC. Accordingly, no further segment analysis by geographical area is provided.

5. **Segment reporting** *(Continued)*

The segment analysis as at and for the year ended December 31, 2005 is as follows:

(in RMB million)	Life insurance	Property and casualty insurance	Corporate	Others	Elimination	Total
Income statement						
Gross written premiums and policy fees	46,945	12,076	–	–	–	59,021
Less: Premiums ceded to reinsurers	(810)	(3,431)	–	–	–	(4,241)
Increase in unearned premium reserves, net	(331)	(1,250)	–	–	–	(1,581)
Net earned premiums	45,804	7,395	–	–	–	53,199
Reinsurance commission income	227	1,144	–	–	–	1,371
Net investment income	8,293	390	590	82	(17)	9,338
Realized gains/(losses)	(577)	(5)	34	43	–	(505)
Unrealized gains/(losses)	820	13	–	(11)	–	822
Foreign currency losses, net	(379)	(8)	(3)	(15)	–	(405)
Other income	410	52	74	402	(168)	770
Total revenue	54,598	8,981	695	501	(185)	64,590
Change in deferred policy acquisition costs	3,645	185	–	–	–	3,830
Claims and policyholders' benefits	(15,559)	(5,259)	–	–	–	(20,818)
Increase in policyholders' reserves	(29,557)	–	–	–	–	(29,557)
Changes in fair value of derivative financial liabilities	(6)	–	–	–	–	(6)
Commission expenses	(5,168)	(820)	–	–	60	(5,928)
General and administrative expenses	(4,162)	(2,201)	(416)	(419)	108	(7,090)
Provision for insurance guarantee fund	(116)	(93)	–	–	–	(209)
Total expenses	(50,923)	(8,188)	(416)	(419)	168	(59,778)
Operating profit	3,675	793	279	82	(17)	4,812
Income taxes	(124)	(371)	(40)	(12)	–	(547)
Net profit	3,551	422	239	70	(17)	4,265

5. **Segment reporting** *(Continued)*

(in RMB million)	Life insurance	Property and casualty insurance	Corporate	Others	Elimination	Total
Balance sheet						
Investment assets	222,073	10,003	23,647	2,150	(11,125)	246,748
Other assets	56,159	8,788	2,758	6,042	(789)	72,958
Total assets	278,232	18,791	26,405	8,192	(11,914)	319,706
Insurance and investment contract liabilities	254,312	13,914	–	–	–	268,226
Other liabilities	12,645	2,514	1,096	2,932	(1,229)	17,958
Total liabilities	266,957	16,428	1,096	2,932	(1,229)	286,184
Other segment information						
Capital expenditure	872	149	31	27	–	1,079
Depreciation	389	107	3	37	–	536
Amortization of land use rights	20	–	–	–	–	20
Impairment losses recognized	52	–	–	23	–	75
Total other non-cash expenses charged to consolidated results	(60)	110	–	(1)	–	49

5. Segment reporting *(Continued)*

The segment analysis as at and for the year ended December 31, 2004 is as follows:

(Restated) (in RMB million)	Life insurance	Property and casualty insurance	Corporate	Others	Elimination	Total
Income statement						
Gross written premiums and policy fees	49,883	10,150	–	–	–	60,033
Less: Premiums ceded to reinsurers	(813)	(3,309)	–	–	–	(4,122)
Increase in unearned premium reserves, net	(114)	(1,077)	–	–	–	(1,191)
Net earned premiums	48,956	5,764	–	–	–	54,720
Reinsurance commission income	234	1,142	–	–	–	1,376
Net investment income	6,501	291	439	57	(69)	7,219
Realized gains/(losses)	(127)	(3)	1	73	–	(56)
Unrealized gains/(losses)	(628)	(48)	1	(42)	–	(717)
Foreign currency gains, net	–	–	3	–	–	3
Other income	276	30	45	328	(31)	648
Total revenue	55,212	7,176	489	416	(100)	63,193
Change in deferred policy acquisition costs	2,071	190	–	–	–	2,261
Claims and policyholders' benefits	(12,032)	(4,440)	–	–	–	(16,472)
Increase in policyholders' reserves	(33,872)	–	–	–	–	(33,872)
Changes in fair value of derivative financial liabilities	(80)	–	–	–	–	(80)
Commission expenses	(4,577)	(678)	–	–	–	(5,255)
General and administrative expenses	(3,653)	(1,742)	(171)	(387)	31	(5,922)
Provision for insurance guarantee fund	(32)	(74)	–	–	–	(106)
Total expenses	(52,175)	(6,744)	(171)	(387)	31	(59,446)
Operating profit	3,037	432	318	29	(69)	3,747
Income taxes	(333)	(215)	(46)	(7)	–	(601)
Net profit	2,704	217	272	22	(69)	3,146

NOTES TO FINANCIAL STATEMENTS

As at December 31, 2005

5. Segment reporting *(Continued)*

(Restated) (in RMB million)	Life insurance	Property and casualty insurance	Corporate	Others	Elimination	Total
Balance sheet						
Investment assets	180,928	7,577	19,519	2,065	(8,964)	201,125
Other assets	42,849	8,066	7,870	4,883	(354)	63,314
Total assets	223,777	15,643	27,389	6,948	(9,318)	264,439
Insurance and investment contract liabilities	212,218	11,995	–	–	–	224,213
Other liabilities	5,491	1,989	1,477	2,992	(350)	11,599
Total liabilities	217,709	13,984	1,477	2,992	(350)	235,812
Other segment information						
Capital expenditure	361	87	8	14	–	470
Depreciation	331	117	1	77	–	526
Amortization of land use rights	19	–	–	–	–	19
Impairment losses recognized	35	15	–	23	–	73
Total other non-cash expenses charged to consolidated results	(26)	(26)	–	1	–	(51)

5. Segment reporting *(Continued)*

Analysis of written premiums and policy fees is as follows:

For the year ended December 31, (in RMB million)	2005	2004 (Restated)
Gross		
Life		
Individual life		
Single premiums and policy fees	**2,628**	2,565
First year regular premiums and policy fees	**5,497**	5,063
Renewal premiums and policy fees	**30,633**	28,321
	38,758	35,949
Bancassurance		
Single premiums and policy fees	**872**	5,541
First year regular premiums and policy fees	**35**	98
Renewal premiums and policy fees	**226**	197
	1,133	5,836
Group insurance	**7,054**	8,098
Life business gross written premiums and policy fees	**46,945**	49,883
Property and casualty		
Automobile insurance	**7,497**	6,232
Non-automobile insurance	**4,044**	3,545
Accident and health insurance	**535**	373
Property and casualty business gross written premiums	**12,076**	10,150
Gross written premiums and policy fees	**59,021**	60,033
Net of reinsurance premiums ceded		
Life		
Individual life	**38,600**	35,668
Bancassurance	**1,133**	5,836
Group insurance	**6,402**	7,566
	46,135	49,070
Property and casualty		
Automobile insurance	**6,304**	4,902
Non-automobile insurance	**1,851**	1,654
Accident and health insurance	**490**	285
	8,645	6,841
Net written premiums and policy fees	**54,780**	55,911

6. Gross written premiums and policy fees

For the year ended December 31, (in RMB million)	2005	2004 (Restated)
Gross written premiums, policy fees and premium deposits, as reported in accordance with PRC GAAP	**71,624**	65,618
Less: Business tax and surcharges	**(857)**	(739)
Gross written premiums, policy fees and premium deposits (net of business tax and surcharges)	**70,767**	64,879
Less: Premium deposits allocated to policyholder accounts	**(3,214)**	(3,416)
Premium deposits allocated to investment contracts	**–**	(16)
Premium deposits allocated to policyholder contract deposits	**(8,532)**	(1,414)
Gross written premiums and policy fees	**59,021**	60,033

For the year ended December 31, (in RMB million)	2005	2004 (Restated)
Long term life business gross written premiums and policy fees	**42,420**	46,018
Short term life business gross written premiums	**4,525**	3,865
Property and casualty business gross written premiums	**12,076**	10,150
Gross written premiums and policy fees	**59,021**	60,033

7. Investment income

(1) *Net investment income*

For the year ended December 31, (in RMB million)	2005	2004
		(Restated)
Interest income on fixed maturity investments		
Bonds		
– Held-to-maturity	**4,568**	2,393
– Available-for-sale	**901**	614
– Carried at fair value through profit or loss	**50**	67
Term deposits		
– Loans and receivables	**3,463**	3,592
Others		
– Loans and receivables	**63**	72
Dividend income on equity investments		
Equity investment funds		
– Available-for-sale	**82**	88
– Carried at fair value through profit or loss	**90**	294
Equity securities		
– Available-for-sale	**84**	9
– Carried at fair value through profit or loss	**11**	2
Operating lease income from investment properties	**107**	130
Interest expenses on securities sold under agreements to repurchase	**(81)**	(42)
Total	**9,338**	7,219
Yield of net investment income (% per annum)	**4.2**	4.1

Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yield.

(2) *Realized gains/(losses)*

For the year ended December 31, (in RMB million)	2005	2004
		(Restated)
Fixed maturity investments		
– Available-for-sale	**253**	15
– Carried at fair value through profit or loss	**43**	42
Equity investments		
– Available-for-sale	**(258)**	(84)
– Carried at fair value through profit or loss	**(543)**	(29)
Total	**(505)**	(56)

NOTES TO FINANCIAL STATEMENTS

As at December 31, 2005

7. Investment income *(Continued)*

(3) Unrealized gains/(losses)

For the year ended December 31, (in RMB million)	2005	2004
		(Restated)
Fixed maturity investments		
– Carried at fair value through profit or loss	**10**	(35)
Equity investments		
– Carried at fair value through profit or loss	**808**	(676)
Derivative financial assets		
– Carried at fair value through profit or loss	**4**	(6)
Total	**822**	(717)

(4) Total investment income

For the year ended December 31, (in RMB million)	2005	2004
		(Restated)
Net investment income	**9,338**	7,219
Realized gains/(losses)	**(505)**	(56)
Unrealized gains/(losses)	**822**	(717)
Total	**9,655**	6,446
Yield of total investment income (% per annum)	**4.3**	3.6

Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yield.

8. Other income

For the year ended December 31, (in RMB million)	2005	2004
		(Restated)
Securities brokerage commission	**117**	145
Investment-linked business administration fees	**177**	146
Securities underwriting commission	**79**	102
Interest income on due from banks	**8**	9
Interest income on cash equivalents	**205**	105
Others	**184**	141
Total	**770**	648

9. Claims and policyholders' benefits

(1)

For the year ended December 31, (in RMB million)	2005 Gross	2005 Recovered from reinsurers	2005 Net
Claims and claim adjustment expenses	**10,799**	**(2,474)**	**8,325**
Surrenders	**5,618**	**–**	**5,618**
Annuities	**1,815**	**–**	**1,815**
Maturities and survival benefits	**3,824**	**–**	**3,824**
Policyholder dividends and provisions	**1,064**	**–**	**1,064**
Interest credited to policyholder contract deposits	**172**	**–**	**172**
Total	**23,292**	**(2,474)**	**20,818**

(Restated) For the year ended December 31, (in RMB million)	2004 Gross	2004 Recovered from reinsurers	2004 Net
Claims and claim adjustment expenses	9,292	(2,307)	6,985
Surrenders	3,866	–	3,866
Annuities	2,286	–	2,286
Maturities and survival benefits	2,506	–	2,506
Policyholder dividends and provisions	822	–	822
Interest credited to policyholder contract deposits	7	–	7
Total	18,779	(2,307)	16,472

NOTES TO FINANCIAL STATEMENTS

As at December 31, 2005

9. Claims and policyholders' benefits *(Continued)*

(2)

For the year ended December 31, (in RMB million)	2005 Gross	2005 Recovered from reinsurers	2005 Net
Long term life insurance contracts benefits	**14,058**	**(5)**	**14,053**
Short term life insurance claims and benefits	**2,082**	**(576)**	**1,506**
Property and casualty insurance claims and benefits	**7,152**	**(1,893)**	**5,259**
Total	**23,292**	**(2,474)**	**20,818**

(Restated) For the year ended December 31, (in RMB million)	2004 Gross	2004 Recovered from reinsurers	2004 Net
Long term life insurance contracts benefits	10,779	(46)	10,733
Short term life insurance claims and benefits	1,795	(496)	1,299
Property and casualty insurance claims and benefits	6,205	(1,765)	4,440
Total	18,779	(2,307)	16,472

10. Operating profit

(1) Operating profit is arrived at after charging/(crediting) the following items:

For the year ended December 31, (in RMB million)	2005	2004 (Restated)
Employee costs, excluding directors' emoluments *(Note 10(2))*	**3,095**	2,720
Depreciation of investment properties	**50**	66
Depreciation of property, plant and equipment	**486**	460
Amortization of land use rights	**20**	19
Loss on disposal of property, plant and equipment and investment properties	**19**	10
Impairment losses for investment properties, property, plant and equipment, construction-in-progress, and land use rights	**75**	73
Amortization of goodwill	**–**	24
Provision/(write-back) of provision for doubtful debts, net	**122**	(39)
Write-back of provision for loans and advances to customers	**(73)**	(12)
Auditors' remuneration	**10**	10
Operating lease payments in respect of land and buildings	**506**	521

10. Operating profit *(Continued)*

(2) Employee costs, excluding directors' emoluments

For the year ended December 31, (in RMB million)	2005	2004
Wages, salaries and bonuses	**2,626**	2,225
Retirement benefits, social security contributions and welfare benefits	**469**	495
Total	**3,095**	2,720

11. Income taxes

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", the taxable income of the Group represents its income for financial reporting purposes, net of deductible items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches during the year are as follows:

Tax	Subsidiaries and branches	Tax rate
Enterprise income tax in the PRC	– Located in Special Economic Zones	15%
	– Located outside the Special Economic Zones	33%
Hong Kong profits tax	– Subsidiaries in Hong Kong Special Administrative Region	17.5%

For the year ended December 31, (in RMB million)	2005	2004
		(Restated)
Consolidated income statement		
Current income tax	**392**	572
Deferred income tax		
relating to the origination and reversal of temporary differences:		
Policyholders' reserves	**(450)**	(246)
Claim reserves	**(64)**	(81)
Unearned premium reserves	**46**	41
Deferred policy acquisition costs	**575**	339
Fair value adjustment on financial assets and liabilities carried at fair value through profit or loss	**46**	7
Others	**2**	(31)
Total deferred income tax	**155**	29
Income taxes reported in consolidated income statement	**547**	601
Consolidated statement of changes in equity		
Deferred income tax related to items credited/(charged) directly to equity:		
Unrealized gains and losses	**(256)**	87

11. Income taxes *(Continued)*

A reconciliation between tax expense and the product of accounting profit multiplied by the main applicable tax rate of 15% is as follows:

For the year ended December 31, (in RMB million)	2005	2004
		(Restated)
Accounting profit before income taxes	**4,812**	3,747
Tax computed at the main applicable tax rate of 15% (2004: 15%)	**722**	562
Tax effect of income not taxable in determining taxable income	**(580)**	(423)
Tax effect of expenses not deductible in determining taxable income	**228**	393
Tax effect of higher tax rate on branches and entities (in the PRC) that are located outside the Special Economic Zones	**177**	69
Income taxes reported in consolidated income statement	**547**	601

12. Dividends

During the year, the Company paid dividends of RMB865 million (2004: RMB518 million) to its shareholders, relating to dividends previously proposed of RMB867 million or RMB0.14 per share (2004: RMB592 million or RMB0.12 per share).

On March 29, 2006, the directors proposed 2006 special interim dividend distribution of RMB0.20 per share totaling RMB1,239 million, which will be paid by the Company out of dividends amounting to RMB4,364 million to be received by the Company from one of its subsidiaries in early May 2006. This proposal is subject to Company shareholders' approval on May 25, 2006.

13. Earnings per share

The basic earnings per share for the year is computed by dividing the net profit for the year by the weighted average number of 6,195,053,334 shares in issue during 2005 (2004: weighted average number of 5,588,324,591 shares in issue during the year).

The Company had no dilutive potential shares, hence no diluted earnings per share amount is presented.

14. Bonds

As at December 31, (in RMB million)	2005	2004
		(Restated)
Held-to-maturity, at amortized cost	**117,924**	83,612
Available-for-sale, at fair value	**36,038**	26,522
Carried at fair value through profit or loss		
Held-for-trading	**5,787**	2,664
Total	**159,749**	112,798
Government bonds	**93,033**	70,419
Finance bonds	**42,495**	27,332
Corporate bonds	**24,221**	15,047
Total	**159,749**	112,798
Listed	**49,053**	40,479
Unlisted	**110,696**	72,319
Total	**159,749**	112,798

NOTES TO FINANCIAL STATEMENTS

As at December 31, 2005

15. Term deposits and cash and cash equivalents

The following tables set forth term deposits and cash and cash equivalents placed with major commercial banks in the PRC in terms of aggregates held by the Group.

As at December 31, (in RMB million)	2005 Term deposits	2005 Cash and cash equivalents	2005 Total
Top five banks			
Bank of China Limited	**9,055**	**2,925**	**11,980**
China Construction Bank Corporation	**8,000**	**2,390**	**10,390**
Industrial and Commercial Bank of China Limited	**8,366**	**1,775**	**10,141**
China Minsheng Banking Corp., Ltd.	**8,760**	**301**	**9,061**
Industrial Bank Co., Ltd.	**4,705**	**733**	**5,438**
Other banks			
Agricultural Bank of China	**2,093**	**968**	**3,061**
The Hongkong and Shanghai Banking Corporation Limited ("HSBC")	**153**	**79**	**232**
Others	**27,827**	**8,465**	**36,292**
Total	**68,959**	**17,636**	**86,595**

As at December 31, (in RMB million)	2004 Term deposits	2004 Cash and cash equivalents	2004 Total
Top five banks			
Bank of China Limited	9,463	5,092	14,555
Industrial and Commercial Bank of China Limited	8,518	1,539	10,057
China Construction Bank Corporation	8,000	1,149	9,149
China Minsheng Banking Corp., Ltd.	8,790	99	8,889
Guangdong Development Bank	8,237	412	8,649
Other banks			
Agricultural Bank of China	2,405	1,407	3,812
HSBC	157	2,830	2,987
Others	34,750	3,417	38,167
Total	80,320	15,945	96,265

16. Equity investment funds

As at December 31, (in RMB million)	2005	2004 (Restated)
Available-for-sale, at fair value	**6,852**	2,336
Carried at fair value through profit or loss		
Held-for-trading	**2,947**	1,759
Designated at fair value	**259**	1,402
Total	**10,058**	5,497
Listed	**1,851**	1,402
Unlisted	**8,207**	4,095
Total	**10,058**	5,497

17. Equity securities

As at December 31, (in RMB million)	2005	2004 (Restated)
Available-for-sale, at fair value	**4,507**	211
Carried at fair value through profit or loss		
Held-for-trading	**676**	55
Total	**5,183**	266
Listed	**4,973**	–
Unlisted	**210**	266
Total	**5,183**	266

18. Derivative financial instruments

	2005		2004 (Restated)	
As at December 31, (in RMB million)	Fair value assets	Fair value liabilities	Fair value assets	Fair value liabilities
Options embedded in convertible bonds	**27**	–	62	–
Derivatives embedded in insurance policies	–	**133**	–	127
Total	**27**	**133**	62	127

19. Investments in subsidiaries

Particulars of the Company's principal subsidiaries as at December 31, 2005 are set out below:

Name	Date/place of incorporation	Attributable equity interest Direct	Attributable equity interest Indirect	Registered and paid-up capital (RMB unless otherwise stated)	Principal activities
Ping An Life Insurance Company of China, Ltd.	December 17, 2002 The PRC	99.00%	–	3,800,000,000	Life insurance
Ping An Property & Casualty Insurance Company of China, Ltd.	December 24, 2002 The PRC	99.00%	–	1,600,000,000	Property and casualty insurance
China Ping An Trust & Investment Co., Ltd.	November 19, 1984 The PRC	99.52%	–	4,200,000,000	Investment and financing
Ping An Securities Company, Ltd.	July 18, 1996 The PRC	–	85.80%	1,800,000,000	Security investment and brokerage
Ping An Bank Limited	January 8, 1993 The PRC	–	72.65%	US$50,000,000	Banking
Ping An Annuity Insurance Company of China, Ltd. ("Ping An Annuity")	December 13, 2004 The PRC	95.00%	4.96%	300,000,000	Annuity insurance
Ping An Asset Management Co., Ltd.	May 27, 2005 The PRC	90.00%	9.90%	200,000,000	Asset management
Ping An Health Insurance Company of China, Ltd.	June 13, 2005 The PRC	95.00%	4.96%	500,000,000	Health insurance
China Ping An Insurance Overseas (Holdings) Limited	October 24, 1996 Hong Kong	100.00%	–	HK$55,000,000	Investment holding
China Ping An Insurance (Hong Kong) Company Limited	August 17, 1976 Hong Kong	–	75.00%	HK$80,000,000	Property and casualty insurance
Shenzhen Ping An Futures Brokerage Co., Ltd.	April 10, 1996 The PRC	–	92.80%	50,000,000	Futures brokerage
Shenzhen Ping An Industries Co., Ltd.	November 24, 1992 The PRC	–	99.52%	20,000,000	Investment

19. Investments in subsidiaries *(Continued)*

Name	Date/place of incorporation	Attributable equity interest Direct	Indirect	Registered and paid-up capital (RMB unless otherwise stated)	Principal activities
Shenzhen Ping An Property Investment and Management Co., Ltd.	January 6, 1995 The PRC	–	99.52%	20,000,000	Property management
Beijing Ping An Real Estate Development Co., Ltd.	January 18, 1994 The PRC	–	99.00%	US$12,000,000	Development of property in Beijing (completed)
Fuzhou Ping An Real Estate Development Co., Ltd.	March 28, 1994 The PRC	–	74.25%	US$5,000,000	Development of property in Fuzhou (completed)
Shenzhen Ping An Real Estate Investment Co., Ltd.	March 8, 2005 The PRC	–	99.52%	300,000,000	Investment in real estates

NOTES TO FINANCIAL STATEMENTS

As at December 31, 2005

20. Investment properties

(in RMB million)	2005	2004
Cost		
Beginning of year	**1,969**	1,670
Additions	**1**	–
Transfer from/(to) property, plant and equipment, net	**(131)**	299
Disposal	**(77)**	–
End of year	**1,762**	1,969
Accumulated depreciation and impairment losses		
Beginning of year	**465**	337
Charge for the year	**50**	66
Transfer to property, plant and equipment, net	**(22)**	(13)
Disposal	**(56)**	–
Impairment losses	**82**	75
End of year	**519**	465
Net book value		
End of year	**1,243**	1,504
Beginning of year	**1,504**	1,333
Fair value	**1,666**	1,891

The fair value of the investment properties as at December 31, 2005 was estimated by the directors of the Company having regard to a valuation as at March 31, 2004 performed by a firm of independent valuers.

The rental income arising from investment properties during the year amounted to RMB107 million (2004: RMB130 million), which is included in net investment income.

The Group is still in the process of applying for title certificates for investment properties with a net book value of RMB225 million as at December 31, 2005 (2004: RMB384 million).

Change in accounting estimates

In previous years, management estimated property, plant and equipment and investment properties to have residual values of 0-4%. During the year, the residual values have been reassessed to be 5%.

	Before the change	After the change
Residual value ratio	0-4%	5%
Depreciation charge for the year	RMB562 million	RMB536 million

The above change in accounting estimate has the effect of increasing current year profit before tax by RMB26 million.

21. Cash and cash equivalents

Group

As at December 31, (in RMB million)	2005	2004
Cash at banks and in hand	**11,146**	11,991
Due from banks	**426**	439
Money-market placements	**5,624**	252
Short-term bank deposits	**440**	3,263
Total	**17,636**	15,945

The above money-market placements are non-interest bearing. Short-term bank deposits are entitled to interest rates of 0.72%-4.34% (2004: 0.03%-2.56%) and have original maturities of 7-90 days (2004: 14-90 days).

The carrying amounts disclosed above approximate fair values at year end.

Company

As at December 31, (in RMB million)	2005	2004
Cash at banks and in hand	**644**	4,317
Money-market placements	**1,967**	100
Short-term bank deposits	**58**	3,263
Total	**2,669**	7,680

The above money-market placements, are non-interest bearing. Short-term bank deposits are entitled to interest rates of 4.34% (2004: 0.03%-2.56%) and have original maturities of 90 days (2004: 14-90 days).

The carrying amounts disclosed above approximate fair values at year end.

22. Premium receivables

As at December 31, (in RMB million)	2005	2004
Premium receivables	**841**	681
Less: Provision for doubtful receivables	**(92)**	(64)
Premium receivables, net	**749**	617

All premium receivables are current and expected to be recovered within one year. Provision is made on a periodic basis for the amounts that are considered uncollectible. The credit terms available to property and casualty insurance customers is generally for a period of one month, extending up to five months for major customers. Overdue balances are reviewed regularly by senior management.

NOTES TO FINANCIAL STATEMENTS

As at December 31, 2005

22. Premium receivables *(Continued)*

An aging analysis of premiums receivables is as follows:

As at December 31, (in RMB million)	2005	2004
Within 3 months	**676**	543
Over 3 and within 6 months	**58**	62
Over 6 and within 12 months	**15**	12
Total	**749**	617

The Group has relevant credit control procedures for premium receivables aged over the credit terms provided to the policyholders.

23. Interest receivables

All interest receivables are current and expected to be recovered within one year. No provision is made considering the collectibility of receivables.

24. Reinsurance assets

As at December 31, (in RMB million)	2005	2004
Ceded unearned premiums reserves	**2,495**	2,500
Anticipated claims recoverable from reinsurers in respect of outstanding claims	**1,690**	1,742
Policyholders' reserves	**–**	–
Due from reinsurance companies in respect of claims paid and other balances	**704**	114
Total	**4,889**	4,356

25. Deferred policy acquisition costs

	2005			2004		
(in RMB million)	**Life**	**Property and Casualty**	**Total**	Life	Property and Casualty	Total
As at January 1	**21,674**	**948**	**22,622**	19,603	758	20,361
Deferred	**6,443**	**1,646**	**8,089**	5,578	1,296	6,874
Amortized	**(2,798)**	**(1,461)**	**(4,259)**	(3,507)	(1,106)	(4,613)
Effect of net unrealized gains on investments	**(24)**	**–**	**(24)**	–	–	–
As at December 31	**25,295**	**1,133**	**26,428**	21,674	948	22,622

26. Property, plant and equipment

(in RMB million)	Leasehold improvements	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Total
Cost					
As at January 1, 2004	667	2,530	1,339	433	4,969
Additions	25	119	161	69	374
Acquisition of Ping An Bank	–	–	2	1	3
Transfer to investment properties, net	–	(299)	–	–	(299)
Disposals	–	(14)	(76)	(55)	(145)
As at December 31, 2004	692	2,336	1,426	448	4,902
Additions	163	126	297	76	662
Transfer from investment properties, net	–	131	–	–	131
Disposals	(383)	(82)	(144)	(124)	(733)
As at December 31, 2005	472	2,511	1,579	400	4,962
Accumulated depreciation and impairment losses					
As at January 1, 2004	399	326	767	330	1,822
Depreciation charge	124	100	201	35	460
Transfer from investment properties, net	–	13	–	–	13
Acquisition of Ping An Bank	–	–	1	1	2
Disposals	–	(3)	(60)	(50)	(113)
Impairment losses	–	22	(39)	–	(17)
As at December 31, 2004	523	458	870	316	2,167
Depreciation charge	136	132	185	33	486
Transfer from investment properties, net	–	22	–	–	22
Disposals	(374)	(28)	(123)	(99)	(624)
Impairment losses	–	(7)	–	–	(7)
As at December 31, 2005	285	577	932	250	2,044
Net book value					
As at December 31, 2005	187	1,934	647	150	2,918
As at December 31, 2004	169	1,878	556	132	2,735

The Group is still in the process of applying for the title certificates for its buildings with a net book value of RMB140 million as at December 31, 2005 (2004: RMB282 million).

27. Construction-in-progress

(in RMB million)	2005	2004
Cost		
Beginning of year	**230**	157
Additions	**464**	122
Transfer to property, plant and equipment	**(48)**	(49)
End of year	**646**	230
Accumulated impairment losses		
Beginning of year	**26**	11
Additions	**–**	15
End of year	**26**	26
Net book value		
End of year	**620**	204
Beginning of year	**204**	146

Construction-in-progress mainly represents construction costs on properties.

28. Land use rights

Land use rights are acquired under PRC laws for fixed periods, and the related costs are amortized on a straight-line basis. All of the Group's land use rights are related to lands located in the PRC. The net book value of the land use rights as at December 31, 2005 is expected to be amortized over the lease terms ranging from 50 to 70 years (2004: 50 to 70 years).

The Group is still in the process of applying for the title certificates for land use rights with a net book value of RMB506 million as at December 31, 2005 (2004: RMB644 million). This amount as at December 31, 2005 represents costs incurred to acquire lands in Shanghai for the construction of new properties. In the opinion of the Company's management, adequate provision for impairment losses has been made for land use rights without title certificates as at December 31, 2005.

29. Goodwill

The recoverable amount of goodwill has been determined based on value in use calculation using cash flow projections and financial plans approved by management and a pretax, company specific risk adjusted discount rates of 5.58-5.85%. Projected cash flows beyond five years have been extrapolated using a steady growth rate. The projected cash flows are determined by future estimated profits based on management expectations for market development.

30. Deferred income tax assets/liabilities

As at December 31, (in RMB million)	2005	2004
		(Restated)
Net deferred income tax assets, beginning of year	**362**	304
Recognized as income or expenses	**(155)**	(29)
Recognized in equity	**(256)**	87
Net deferred income tax assets/(liabilities), end of year	**(49)**	362

Net deferred income tax assets/(liabilities)

Policyholders' reserves	**3,872**	3,390
Deferred policy acquisition costs	**(3,965)**	(3,393)
Claim reserves	**231**	167
Unearned premium reserves	**(15)**	31
Fair value adjustment on available-for-sale investments and financial assets and liabilities carried at fair value through profit or loss	**(240)**	132
Other unrealized gains and losses	**35**	–
Others	**33**	35
Total	**(49)**	362

31. Statutory deposits

As at December 31, (in RMB million)	2005	2004
Ping An Life	**760**	760
Ping An Property & Casualty	**320**	440
Ping An Health	**100**	–
Ping An Annuity	**60**	–
Total	**1,240**	1,200

The above deposits are made with PRC banks in accordance with the PRC Insurance Law based on not less than 20% of the respective registered capital of the said subsidiaries of the Company.

As at December 31, (in RMB million)	2005	2004
Maturing:		
Within 1 year	**340**	300
1-5 years	**900**	900
Total	**1,240**	1,200

32. Share capital

As at December 31, (in million)	2005	2004
Number of shares registered, issued and fully paid at RMB1 each	**6,195**	6,195

33. Reserves

Group

The amounts of the Group's reserves and the movements therein for the current and prior year are presented in the consolidated statement of changes in equity of the financial statements.

Company

(Restated) (in RMB million)	*Note*	Reserves: Capital reserve	Reserves: Revenue reserve fund	Reserves: Common welfare fund	Reserves: General reserve	Reserves: Net unrealized gains/ (losses)*	Retained profits/ (accumulated losses)*	Total
As at January 1, 2004								
As previously reported		2,818	4,148	486	395	(562)	734	8,019
Effect of implementation of new/revised accounting standards	3	–	–	–	–	562	(535)	27
As restated		2,818	4,148	486	395	–	199	8,046
Net profit for 2004		–	–	–	–	–	272	272
Issue of shares through initial public offering		12,564	–	–	–	–	–	12,564
Share issue expenses		(547)	–	–	–	–	–	(547)
2003 dividends declared		–	–	–	–	–	(592)	(592)
Appropriations to statutory reserves		–	261	130	–	–	(391)	–
As at December 31, 2004		14,835	4,409	616	395	–	(512)	19,743

33. **Reserves** *(Continued)*

Company *(Continued)*

(in RMB million)	*Notes*	Reserves Capital reserve	Revenue reserve fund	Common welfare fund	General reserve	Net unrealized gains/ (losses)*	Retained profits/ (accumulated losses)*	Total
As at January 1, 2005 As previously reported		14,835	4,409	616	395	(1,064)	2,867	22,058
Effect of implementation of new/revised accounting standards	*3*	–	–	–	–	1,064	(3,379)	(2,315)
As restated		14,835	4,409	616	395	–	(512)	19,743
Net profit for 2005							228	228
Net gains on available-for-sale investments		–	–	–	–	28	–	28
Deferred tax recognized, net						(4)	–	(4)
2004 dividends declared	*12*	–	–	–	–	–	(867)	(867)
Appropriations to statutory reserves		–	334	167	–	–	(501)	–
As at December 31, 2005		14,835	4,743	783	395	24	(1,652)	19,128

Subsequent to the balance sheet date, on March 23, 2006, one of the Company's subsidiaries proposed dividend distribution such that RMB4,364 million would be distributed to the Company in early May 2006.

* *As further detailed in note 3(2) to the financial statements, the Company's net unrealized gains/(losses) reserve and retained profits/(accumulated losses) in prior years are restated on implementation of IAS 27 (revised 2004).*

According to the Company's Articles of Association, the Company shall set aside 10% of its net profit determined in its statutory financial statements, prepared in accordance with PRC GAAP, to a statutory revenue reserve fund until the fund has reached 50% of the Company's registered share capital. Similarly, not less than 5% of the said net profit shall be set aside to the statutory common welfare fund. The Company may also make appropriations from its net profit to the discretionary revenue reserve fund and general reserve provided the appropriations are approved by a resolution of the shareholders. These reserves cannot be used for purposes other than those for which they are created.

Profits are used against prior year losses before allocations to the statutory revenue reserve fund or the statutory common welfare fund. The statutory common welfare fund is used for the collective welfare of the staff of the Group.

33. Reserves *(Continued)*

General reserve can be set aside to cover unexpected significant losses incurred by subsidiaries involved in insurance, trust, securities investment and brokerage, and banking business, respectively.

Capital reserve mainly represents share premiums arising from the issuance of shares.

Subject to resolutions passed in shareholders' meetings, the statutory revenue reserve, discretionary revenue reserve and capital reserve can be transferred to share capital. The balance of the statutory revenue reserve after transfers to share capital should not be less than 25% of the registered capital.

In accordance with the relevant regulations, the net profit after tax of the Company for the purpose of profit distribution is deemed to be the lower of (i) the retained profits determined in accordance with PRC GAAP and (ii) the retained profits determined in accordance with IFRSs.

The profit appropriation for the year ended December 31, 2004 was approved in the shareholders' meeting during 2005.

According to the Company's Articles of Association, the Company has to make appropriations to the statutory revenue reserve and statutory common welfare fund as at each financial year end. Accordingly, the appropriations to the statutory revenue reserve and statutory common welfare fund were incorporated in the consolidated financial statements for the years ended December 31, 2004 and 2005, respectively.

34. Customers' deposits

The customers' deposits as at December 31, 2005 mainly represented customers' funds placed with Ping An Securities and Ping An Bank.

35. Securities sold under agreements to repurchase

The carrying value of the fixed maturity securities, which are pledged as collateral for the collateralized borrowings of the Group, exceeds the amount of borrowings by approximately 10%. Such bonds cannot be sold or repledged by the lender in the absence of default.

36. Insurance guarantee fund

According to the relevant regulations, the Group should provide for insurance guarantee fund at 0.15% of the net premiums of long term life insurance with guaranteed investment returns and long term health insurance, at 0.05% of the net premiums of other long term life insurance, and at 1% of the net premiums of property and casualty insurance, accident insurance, short-term health insurance, etc. No additional provision is required when the accumulated provision balances of Ping An Life, Ping An Health and Ping An Annuity reach 1% of their respective total assets as determined in accordance with PRC GAAP. On the other hand, no additional provision is required when the accumulated balance of Ping An Property & Casualty's provision reaches 6% of its total assets as determined in accordance with PRC GAAP.

The balance of the insurance guarantee fund as at December 31, 2005 should be paid to the China Insurance Regulatory Commission in 2006.

37. Insurance contract liabilities

As at December 31, (in RMB million)	2005	2004
		(Restated)
Policyholders' reserves	**223,538**	193,770
Policyholder contract deposits	**9,795**	1,411
Policyholder account liabilities in respect of insurance contracts	**12,820**	9,758
Unearned premium reserves	**11,048**	9,472
Claim reserves	**7,933**	6,642
Total	**265,134**	221,053

As at December 31, (in RMB million)	2005			2004 (Restated)		
	Insurance contract liability	**Reinsurers' share**	**Net**	Insurance contract liability	Reinsurers' share	Net
Long term life insurance contracts and investment contracts with discretionary participation features	**248,435**	**–**	**248,435**	206,623	–	206,623
Short term life insurance contracts	**2,785**	**(549)**	**2,236**	2,435	(537)	1,898
Property and casualty insurance contracts	**13,914**	**(3,636)**	**10,278**	11,995	(3,705)	8,290
Total	**265,134**	**(4,185)**	**260,949**	221,053	(4,242)	216,811

As at December 31, (in RMB million)	2005	2004
		(Restated)
Current gross insurance contract liabilities		
Long term life	**7,118**	6,652
Short term life	**2,757**	2,399
Property and casualty	**9,264**	7,817
Non-current gross insurance contract liabilities		
Long term life	**241,317**	199,971
Short term life	**28**	36
Property and casualty	**4,650**	4,178
Total	**265,134**	221,053

37. Insurance contract liabilities *(Continued)*

(1) Long term life insurance contracts and investment contracts with discretionary participation features

As at December 31, (in RMB million)	2005	2004
		(Restated)
Policyholders' reserves	**223,538**	193,770
Policyholder contract deposits	**9,795**	1,411
Policyholder account liabilities in respect of insurance contracts	**12,820**	9,758
Claim reserves	**2,282**	1,684
Total	**248,435**	206,623

The policyholders' reserves are analyzed as follows:

(in RMB million)	2005	2004
		(Restated)
As at January 1	**193,770**	159,898
New business	**8,280**	11,151
Inforce change	**21,277**	22,721
Effect of net unrealized gains on investments	**211**	–
As at December 31	**223,538**	193,770

The Group does not have significant reinsurance assets in respect of the policyholders' reserves carried for long term life insurance contracts and investment contracts with discretionary participation features.

(2) Short term life insurance contracts

As at December 31, (in RMB million)	2005	2004
Unearned premium reserves	**2,227**	1,901
Claim reserves	**558**	534
Total	**2,785**	2,435

37. Insurance contract liabilities *(Continued)*

(2) *Short term life insurance contracts* *(Continued)*

The unearned premium reserves of short term life insurance are analyzed as follows:

	2005			2004		
(in RMB million)	**Gross**	**Reinsurers' share**	**Net**	Gross	Reinsurers' share	Net
As at January 1	**1,901**	**(354)**	**1,547**	1,949	(516)	1,433
Premiums written in the year	**4,683**	**(793)**	**3,890**	4,013	(793)	3,220
Premiums earned during the year	**(4,357)**	**798**	**(3,559)**	(4,061)	955	(3,106)
As at December 31	**2,227**	**(349)**	**1,878**	1,901	(354)	1,547

The claim reserves of short term life insurance are analyzed as follows:

	2005			2004		
(in RMB million)	**Gross**	**Reinsurers' share**	**Net**	Gross	Reinsurers' share	Net
As at January 1	**534**	**(183)**	**351**	465	(160)	305
Claims incurred during the year	**2,082**	**(576)**	**1,506**	1,795	(496)	1,299
Claims paid during the year	**(2,058)**	**559**	**(1,499)**	(1,726)	473	(1,253)
As at December 31	**558**	**(200)**	**358**	534	(183)	351

(3) *Property and casualty insurance contracts*

As at December 31, (in RMB million)	**2005**	2004
Unearned premium reserves	**8,821**	7,571
Claim reserves	**5,093**	4,424
Total	**13,914**	11,995

NOTES TO FINANCIAL STATEMENTS

As at December 31, 2005

37. Insurance contract liabilities *(Continued)*

(3) Property and casualty insurance contracts *(Continued)*

The unearned premium reserves of property and casualty insurance are analyzed as follows:

	2005			2004		
(in RMB million)	**Gross**	**Reinsurers' share**	**Net**	Gross	Reinsurers' share	Net
As at January 1	**7,571**	**(2,146)**	**5,425**	6,353	(2,005)	4,348
Premiums written in the year	**12,076**	**(3,431)**	**8,645**	10,150	(3,309)	6,841
Premiums earned during the year	**(10,826)**	**3,431**	**(7,395)**	(8,932)	3,168	(5,764)
As at December 31	**8,821**	**(2,146)**	**6,675**	7,571	(2,146)	5,425

The claim reserves of property and casualty insurance are analyzed as follows:

	2005			2004		
(in RMB million)	**Gross**	**Reinsurers' share**	**Net**	Gross	Reinsurers' share	Net
As at January 1	**4,424**	**(1,559)**	**2,865**	3,155	(1,178)	1,977
Claims incurred during the year	**7,152**	**(1,893)**	**5,259**	6,205	(1,765)	4,440
Claims paid during the year	**(6,483)**	**1,962**	**(4,521)**	(4,936)	1,384	(3,552)
As at December 31	**5,093**	**(1,490)**	**3,603**	4,424	(1,559)	2,865

38. Investment contract liabilities *(Continued)*

As at December 31, (in RMB million)	2005	2004
		(Restated)
Policyholder account liabilities in respect of investment contracts	**3,078**	3,145
Investment contract reserves	**14**	15
Total	**3,092**	3,160
Current portion	**22**	5
Non-current portion	**3,070**	3,155
Total	**3,092**	3,160

The investment contract liabilities are analyzed as follows:

(in RMB million)	2005	2004
		(Restated)
As at January 1	**3,160**	2,904
Premiums received	**291**	582
Interest credited to policyholders	**133**	28
Liabilities released for benefits paid	**(462)**	(285)
Policy administration fees and surrender charges deducted	**(54)**	(50)
Others	**24**	(19)
As at December 31	**3,092**	3,160

39. Insurance contract liabilities and reinsurance assets – assumptions and sensitivities

(1) Long term life insurance contracts and investment contracts with discretionary participation features

Assumptions

Material judgment is required in determining the liabilities and in the choice of assumptions relating to both long term life insurance contracts and investment contracts. Such assumptions are determined as appropriate and prudent estimates at the date of valuation.

The key assumptions to which the estimation of liabilities is particularly sensitive are as follows:

Mortality, morbidity and lapse rates

Mortality and morbidity rates, varying by age of the insured, and lapse rates, varying by contract type, are based upon expected experience at the date of contract issue plus, where applicable, a margin for adverse deviation. The mortality, morbidity and lapse assumptions are based on experience studies of the Group's actual experience.

For long term life insurance policies, increased mortality rates will lead to a larger number of claims and claims will occur sooner than anticipated, which will increase the expenditure and reduce profits for the shareholders.

For annuity contracts, a high mortality will decrease payments, thereby reducing expenditure and increase profits.

Impact of increase in lapse rates at early duration of the policy would tend to reduce profits for the shareholders but lapse rates at later policy durations is broadly neutral in effect.

Investment return

Future investment return has been assumed to be 4.2% in 2006 and to increase by 0.1% every year to 4.7% in 2011 and thereafter. These rates have been derived by consideration of the current market condition and the Group's current and expected future asset allocation. They are the best estimate rates used in gross premium reserve valuation and liability adequacy test on a portfolio basis.

An increase in investment return assumption would lead to a decrease in policyholders' liabilities.

39. Insurance contract liabilities and reinsurance assets – assumptions and sensitivities *(Continued)*

(1) Long term life insurance contracts and investment contracts with discretionary participation features (Continued)

Assumptions (Continued)

Expenses

Operating expenses assumptions reflect the projected costs of maintaining and servicing in force policies and associated overhead expenses. The assumption for policy administration expenses is determined based on expected unit costs. Unit costs have been based on an analysis of actual experience.

An increase in the level of expenses would result in an increase in expenditure thereby reducing profits for the shareholders.

Others

Other assumptions include taxation, future bonus rates, etc.

Change in assumptions

The assumptions used to estimate the liabilities of the Group's long term life insurance contracts and investment contracts with discretionary participation features require judgment and are subject to uncertainty. In 2005, the long term life insurance policyholders' reserves increased by RMB1,196 million due to the recognition of changes in investment return and lapse rate assumptions.

Sensitivities

The Group has investigated the impact on long term life insurance contract liabilities, of varying independently certain assumptions regarding future experience. For most insurance contracts, the assumptions are established at the inception of the policies and remain unchanged. The impact of assumption changes to liabilities would only realize if the liabilities fail the liability adequacy test. The following changes in assumptions have been considered:

- investment return assumption increased by 25 basis points every year;
- investment return assumption decreased by 25 basis points every year;
- a 10% increase in maintenance expense rates;
- a 10% decrease in mortality and morbidity rates; and
- a 10% decrease in policy lapse rates.

Assumptions (In RMB million)	**Impact on gross policyholders' reserves***	**Impact of assumption change as a percentage of gross policyholders' reserves**
Investment return increased by 25 basis points	(894)	(0.40%)
Investment return decreased by 25 basis points	952	0.43%
10% increase in maintenance expense rates	26	0.01%
10% decrease in morbidity/mortality rates	313	0.14%
10% decrease in policy lapse rates	361	0.16%

* Including investment contracts with discretionary participation features

39. Insurance contract liabilities and reinsurance assets – assumptions and sensitivities *(Continued)*

(1) Long term life insurance contracts and investment contracts with discretionary participation features *(Continued)*

Sensitivities (Continued)

The sensitivity analysis also does not take into account the fact that the assets and liabilities are actively managed and may vary at the time that any actual market movement occurs.

Other limitations in the above analysis include the use of hypothetical market movements to demonstrate potential risk and the assumption that interest rates move in identical fashion.

(2) Property and casualty and short term life insurance contracts

Assumptions

The principal assumption underlying the estimates is the Group's past claims development experience. This includes assumptions in respect of average claim costs, claims handling costs, claims inflation factors and claim numbers for each accident year. Judgment is used to assess the extent to which external factors such as judicial decisions and government legislation affect the estimates.

Other key assumptions include variation in interest, delays in settlement, etc.

Sensitivities

The property and casualty and short term life insurance claims reserves are sensitive to the above key assumptions. The sensitivity of certain variables like legislative change, uncertainty in the estimation process, etc, is not possible to quantify. Furthermore, because of delays that arise between occurrence of a claim and its subsequent notification and eventual settlement, the outstanding claim reserves are not known with certainty at the balance sheet date.

Reproduced below is an exhibit that shows the development of net claim reserves:

Property and casualty insurance

As at December 31, (in RMB million)	2003	2004	**2005**
Reserves for net losses and allocated loss adjustment expenses	1,824	2,652	**3,452**
Paid (cumulative) as of:			
One year later	1,035	1,336	–
Two years later	1,318	–	–
Net liability re-estimated as of:			
End of year	1,824	2,652	**3,452**
One year later	1,963	2,626	–
Two years later	1,892	–	–
Redundancy/(deficiency)	(68)	26	–
Reserves for loss and allocated loss adjustment expenses	1,824	2,652	**3,452**
Unallocated loss adjustment expenses	153	213	**151**
Total reserves included in the balance sheet	1,977	2,865	**3,603**

39. Insurance contract liabilities and reinsurance assets – assumptions and sensitivities *(Continued)*

(2) *Property and casualty and short term life insurance contracts* (Continued)

Sensitivities (Continued)

Short term life insurance

As at December 31, (in RMB million)	2003	2004	2005
Reserves for net losses and allocated loss adjustment expenses	305	351	**358**
Paid (cumulative) as of:			
One year later	258	338	–
Two years later	271	–	–
Net liability re-estimated as of:			
End of year	305	351	**358**
One year later	272	356	–
Two years later	271	–	–
Redundancy/(deficiency)	34	(5)	–

To illustrate the sensitivities of ultimate claims costs, for example, a respective percentage change in average claim costs or the number of claims alone result in a similar percentage change in claim reserves. On the other hand, while other assumptions remain unchanged, a 5% increase in average claim costs would increase net claim reserves for property and casualty insurance and short term life insurance as at December 31, 2005 by approximately RMB180 million and RMB18 million, respectively.

(3) *Reinsurance*

The Group limits its exposure to losses within insurance operations mainly through participation in reinsurance arrangements. The majority of the business ceded is placed on quota share basis with retention limits varying by product lines. Amounts recoverable from reinsurers are estimated in a manner consistent with the assumptions used for ascertaining the underlying policy benefits and are presented in the balance sheet as reinsurance assets.

Even though the Group may have reinsurance arrangements, it is not relieved of its direct obligations to its policyholders and thus a credit exposure exists with respect to reinsurance ceded, to the extent that any reinsurer is unable to meet its obligations assumed under such reinsurance agreements.

40. Assets managed under trust

Ping An Trust and Ping An Annuity collect and manage cash investments on behalf of external third parties. The total assets held in trust at the year end are as follows:

As at December 31, (in RMB million)	2005	2004
Ping An Trust	**3,330**	1,084
Ping An Annuity	**128**	–
	3,458	1,084

41. Risk management

Insurance risk

The risk under insurance contract is the possibility of occurrence of insured event and uncertainty of the amount and timing of the resulting claim. The principal risk the Group faces under such contracts is that the actual claims and benefit payments exceed the carrying amount of insurance liabilities. This could occur due to any of the following factors:

Occurrence risk – the possibility that the number of insured events will differ from those expected.

Severity risk – the possibility that the cost of the events will differ from those expected.

Development risk – the possibility that changes may occur in the amount of an insurer's obligation at the end of the contract period.

The variability of risks is improved by diversification of risk of loss to a large portfolio of insurance contracts as a more diversified portfolio is less likely to be affected across the board by change in any subset of the portfolio. The variability of risks is also improved by careful selection and implementation of underwriting strategy and guidelines.

The business of the Group comprises both long term life insurance contracts, property and casualty and short term life insurance contracts. For contracts where death is the insured risk, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in earlier or more claims than expected. For contracts where survival is the insured risk, the most significant factor is continued improvement in medical science and social conditions that would increase longevity. For property and casualty insurance contracts, claims are often affected by natural disasters, calamities, terrorist attacks etc.

These risks currently do not vary significantly in relation to the location of the risk insured by the Group whilst undue concentration by amounts could have an impact on the severity of benefit payments on a portfolio basis.

There would be no significant mitigating terms and conditions that reduce the insured risk accepted for contracts with fixed and guaranteed benefits and fixed future premiums. However, for contracts with discretionary participation features, the participating nature of these contracts results in a significant portion of the insurance risk being shared with the insured party.

41. Risk management *(Continued)*

Insurance risk *(Continued)*

Insurance risk is also affected by the policyholders' rights to terminate the contract, pay reduced premiums, refuse to pay premiums or to avail the guaranteed annuity option. Thus, the resultant insurance risk is subject to the policyholders' behaviour and decisions.

The Group's concentration of insurance risk is reflected by its major lines of business as analyzed by premium income in note 5.

Market risk

Market risk is the risk of change in fair value of financial instruments from fluctuation in foreign exchange rates (currency risk), market interest rates (interest rate risk) and market prices (price risk), whether such change in price is caused by factors specific to the individual instrument or its issuer or factors affecting all instruments traded in the market.

(a) *Foreign currency risk*

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the Renminbi and other currencies in which the Group conducts business may affect its financial condition and results of operations. The Group seeks to limit its exposure to foreign currency risk by minimizing its net foreign currency position.

As at December 31, 2005, the Group's monetary assets net of monetary liabilities dominated in foreign currencies amounted to approximately RMB15,709 million.

(b) *Price risk*

The Group's price risk exposure at year end relates to financial assets and liabilities whose values will fluctuate as a result of changes in market prices. They are principally available-for-sale investments and financial assets carried at fair value through profit or loss.

Such investments are subject to price risk due to changes in market values of instruments arising either from factors specific to individual instruments or their issuers or factors affecting all instruments traded in the market.

41. Risk management *(Continued)*

Market risk *(Continued)*

(c) *Interest rate risk*

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The following table sets out the Group's financial instruments exposed to interest rate risk by maturity and effective interest rate:

Bonds

	2005			
As at December 31, (in RMB million)	**Held-to-maturity**	**Available-for-sale**	**Carried at fair value though profit or loss**	**Total**
Within 1 year	**126**	**706**	**3,863**	**4,695**
1-2 years	**1,349**	**1,390**	**76**	**2,815**
2-3 years	**3,868**	**2,203**	**561**	**6,632**
3-4 years	**2,438**	**2,646**	**133**	**5,217**
4-5 years	**898**	**1,684**	**–**	**2,582**
More than 5 years	**106,495**	**23,703**	**381**	**130,579**
Floating rate	**2,750**	**3,706**	**773**	**7,229**
Total	**117,924**	**36,038**	**5,787**	**159,749**
Effective interest rate (% per annum)	**1.95-7.02**	**1.95-6.27**	**1.42-6.15**	**1.42-7.02**

	2004 (Restated)			
As at December 31, (in RMB million)	Held-to-maturity	Available-for-sale	Carried at fair value though profit or loss	Total
Within 1 year	76	1,622	984	2,682
1-2 years	132	315	120	567
2-3 years	1,388	1,180	43	2,611
3-4 years	3,823	1,645	576	6,044
4-5 years	2,367	5,331	201	7,899
More than 5 years	73,240	12,185	367	85,792
Floating rate	2,586	4,244	373	7,203
Total	83,612	26,522	2,664	112,798
Effective interest rate (% per annum)	1.95-7.02	1.90-6.27	2.53-6.15	1.90-7.02

Interest on bonds with floating rate is mainly repriced at intervals of no more than one year.

41. Risk management *(Continued)*

Market risk *(Continued)*

(c) Interest rate risk (Continued)

Other financial assets

As at December 31, (in RMB million)	Term deposits	Policy loans	Loans and advances to customers
	2005		
Within 1 year	**16,581**	**864**	**533**
1-2 years	**24,405**	**–**	**1**
2-3 years	**10,637**	**–**	**8**
3-4 years	**1,477**	**–**	**85**
4-5 years	**1,590**	**–**	**–**
More than 5 years	**14,269**	**–**	**35**
Total	**68,959**	**864**	**662**
Effective interest rate (% per annum)	**2.25-8.80**	**5.22-6.50**	**2.31-6.12**

As at December 31, (in RMB million)	Term deposits	Policy loans	Loans and advances to customers
	2004		
Within 1 year	8,549	545	63
1-2 years	16,079	–	–
2-3 years	26,962	–	39
3-4 years	10,550	–	–
4-5 years	857	–	–
More than 5 years	17,323	–	28
Total	80,320	545	130
Effective interest rate (% per annum)	1.45-8.80	5.50-7.50	2.77-5.85

41. Risk management *(Continued)*

Market risk *(Continued)*

(c) Interest rate risk (Continued)

Financial liabilities

As at December 31, (in RMB million)	**2005** Customers' deposits	**2005** Securities sold under agreements to repurchase	2004 Customers' deposits	2004 Securities sold under agreements to repurchase
Within 1 year	**1,862**	**7,095**	1,849	601
Effective interest rate (% per annum)	**0.00-1.62**	**1.52-1.78**	0.00-3.60	1.90-2.40

Financial risk

(a) Credit risk

Credit risk is the risk of economic loss resulting from the failure of one of the Group's obligors to make payment of any principal or interest when due in the case of fixed income investments or, in the case of an equity investment, the loss in value resulting from a corporate failure. The Group is exposed to credit risks primarily associated with its deposit arrangements with commercial banks, investments in bonds, equity investments, reinsurance arrangements with reinsurers, policy loans, etc. The Group mitigates credit risk by utilizing credit control policies, undertaking credit analysis on potential investments, and imposing aggregate counter party exposure limits, etc.

(b) Liquidity risk

Liquidity risk is the risk of not having access to sufficient funds to meet the Group's obligations as they become due. The Group is exposed to liquidity risk on insurance policies that permit surrender, withdrawal or other forms of early termination. The Group seeks to manage its liquidity risk by matching to the extent possible the duration of its investment assets with the duration of its insurance policies.

Mismatching risk of asset and liability

The objective of the Group's asset and liability management is to match assets with liabilities on the basis of both duration and interest rate. In the current regulatory and market environment, however, the Group is unable to invest in assets that have duration of sufficient length to match the duration of its insurance and investment contract liabilities. With the current regulatory and market environment permits, however, the Group is trying to lengthen the duration of its assets by matching the new liabilities of lower guarantee rates, while narrowing the gap of existing liabilities of higher guarantee rates.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failure of proper internal controls on business processes, people and systems or from uncontrollable external events. The Group is exposed to many types of operational risks in the conduct of its business from inadequate or failure to obtain proper authorizations, supporting documentations and ensuring operational and informational security procedures as well as from frauds or errors by employees. The Group attempts to manage operational risk by establishing clear policies and requiring well-documented business processes to ensure transactions are properly authorized, supported and recorded.

42. Fair value of financial instruments

Set out below is a comparison by category of carrying amounts and estimated fair values of the Group's major financial instruments.

As at December 31, (in RMB million)	**Carrying amounts**		**Estimated fair values**	
	2005	2004 (Restated)	**2005**	2004 (Restated)
Financial assets				
Fixed maturity investments				
Bonds	**159,749**	112,798	**166,564**	108,715
Term deposits	**68,959**	80,320	**68,959**	80,320
Policy loans	**864**	545	**864**	545
Loans and advances to customers	**662**	130	**662**	130
Equity investments				
Equity investment funds	**10,058**	5,497	**10,058**	5,497
Equity securities	**5,183**	266	**5,183**	266
Derivative financial assets	**27**	62	**27**	62
Cash and cash equivalents	**17,636**	15,945	**17,636**	15,945
Premium receivables	**749**	617	**749**	617
Interest receivables	**438**	382	**438**	382
Financial liabilities				
Customers' deposits	**1,862**	1,849	**1,862**	1,849
Securities sold under agreements to repurchase	**7,095**	601	**7,095**	601
Commission payable	**633**	556	**633**	556
Due to reinsurers	**533**	209	**533**	209
Dividends payable to shareholders	**76**	74	**76**	74
Derivative financial liabilities	**133**	127	**133**	127

The principal methods and assumptions used by the Group in estimating the fair values of the financial instruments are:

(1) Fixed maturity investments: fair values are generally based upon quoted market prices. Where quoted market prices are not readily available, fair values are estimated using either prices observed in recent transactions or values obtained from discounted cash flow models using current market yield rate of comparable investments.

(2) Equity investments: fair values are based on quoted market prices except for certain unlisted equity investments, which are carried at cost as a reasonable estimate of their fair value.

(3) Others: carrying amounts of these assets and liabilities would approximate their fair values.

NOTES TO FINANCIAL STATEMENTS

As at December 31, 2005

43. Notes to consolidated cash flow statement

Reconciliation from profit before tax to net cash from operating activities:

For the year ended December 31, (in RMB million)	Notes	2005	2004
			(Restated)
Profit before tax		**4,812**	3,747
Adjustments for:			
Impairment losses for investment properties, property, plant and equipment, construction-in-progress, and land use rights	*10 (1)*	**75**	73
Depreciation	*10 (1)*	**536**	526
Amortization of land use rights	*10 (1)*	**20**	19
Amortization of goodwill	*10 (1)*	**–**	24
Loss on disposal of property, plant and equipment and investment properties	*10 (1)*	**19**	10
Net investment income	*7 (1)*	**(9,338)**	(7,219)
Realized losses	*7 (2)*	**505**	56
Unrealized losses/(gains)	*7 (3)*	**(822)**	717
Foreign currency losses/(gains), net		**405**	(3)
Provision/(write-back) of provision for doubtful debts, net	*10 (1)*	**122**	(39)
Write-back of provision for loans and advances to customers	*10 (1)*	**(73)**	(12)
Operating loss before working capital changes		**(3,739)**	(2,101)
Changes in operational assets and liabilities:			
Increase in premium receivables		**(160)**	(152)
Increase in reinsurance assets		**(533)**	(453)
Increase in deferred policy acquisition costs		**(3,830)**	(2,261)
Increase in statutory deposits		**(40)**	–
Decrease/(increase) in other assets		**(122)**	341
Increase/(decrease) in customers' deposits		**13**	(457)
Increase/(decrease) in premiums received in advance		**253**	(502)
Increase in commission payable		**77**	59
Increase/(decrease) in due to reinsurers		**324**	(105)
Increase/(decrease) in insurance guarantee fund		**(767)**	117
Increase in policyholder dividend payable and provisions		**887**	788
Increase in policyholders' reserves		**29,557**	33,872
Increase in policyholder contract deposits		**8,384**	1,411
Increase in unearned premium reserves		**1,581**	1,170
Increase in claim reserves		**1,291**	1,825
Increase/(decrease)in investment contract reserves		**(1)**	80
Increase in derivative financial liabilities		**6**	15
Increase/(decrease) in other liabilities		**(934)**	1,108
Cash generated from operations		**32,247**	34,755
Income taxes paid		**(437)**	(408)
Net cash from operating activities		**31,810**	34,347

44. Directors' and supervisors' remuneration

For the year ended December 31, (in RMB thousand)	2005 Fees	Salaries, allowances and other benefits	Contributions to pension schemes	Total
Current directors				
MA Mingzhe	–	14,114	21	14,135
SUN Jianyi	–	2,036	20	2,056
FAN Gang	–	438	20	458
DOU Wenwei	–	234	20	254
BAO Youde	150	–	–	150
KWONG Che Keung Gordon	300	–	–	300
CHEUNG Wing Yui	300	–	–	300
CHOW Wing Kin Anthony	156	–	–	156
Henry CORNELL	–	–	–	–
HUANG Jianping	–	–	–	–
LIU Haifeng David	–	–	–	–
LIN Yu Fen	–	–	–	–
CHEUNG Lee Wah	–	–	–	–
Anthony Philip HOPE	–	–	–	–
LIN Lijun	–	–	–	–
SHI Yuxin	–	–	–	–
HU Aimin	–	–	–	–
CHEN Hongbo	–	–	–	–
Sub-total	906	16,822	81	17,809
Past directors				
PAN Guangqian	–	411	–	411
YIP Dicky Peter	–	–	–	–
Current supervisors				
XIAO Shaolian	250	–	–	250
SUN Fuxin	60	–	–	60
CHEN Shangwu	60	–	–	60
SONG Liankun	–	263	–	263
HE Peiquan	–	297	–	297
HE Shi	–	482	20	502
DUAN Weihong	–	–	–	–
ZHOU Fulin	–	–	–	–
CHEN Bohai	–	–	–	–
Sub-total	370	1,042	20	1,432

44. Directors' and supervisors' remuneration *(Continued)*

For the year ended December 31, (in RMB thousand)	2005 Fees	Salaries, allowances and other benefits	Contributions to pension schemes	Total
Past supervisors				
YANG Xiuli	–	**778**	**18**	**796**
CHEN Kexiang	–	**972**	**19**	**991**
XIAO Wei	–	**385**	**19**	**404**
LEI Hui	–	**474**	**20**	**494**
Sub-total	–	**2,609**	**76**	**2,685**
Total	**1,276**	**20,884**	**177**	**22,337**

For the year ended December 31, (in RMB thousand)	2004 Fees	Salaries, allowances and other benefits	Contributions to pension schemes	Total
Current directors				
MA Mingzhe	–	11,688	16	11,704
SUN Jianyi	–	1,714	19	1,733
LIN Lijun	–	348	19	367
FAN Gang	–	424	19	443
DOU Wenwei	–	218	18	236
BAO Youde	60	–	–	60
KWONG Che Keung Gordon	200	–	–	200
CHEUNG Wing Yui	200	–	–	200
LI Heihu	–	–	–	–
GAO Lei	–	–	–	–
HUANG Jianping	–	–	–	–
LIU Haifeng David	–	–	–	–
Henry CORNELL	–	–	–	–
LIN Yu Fen	–	–	–	–
CHEUNG Lee Wah	–	–	–	–
Anthony Philip HOPE	–	–	–	–
YIP Dicky Peter	–	–	–	–
SHI Yuxin	–	–	–	–
HU Aimin	–	–	–	–
Sub-total	460	14,392	91	14,943
Past director				
PAN Guangqian	–	399	1	400

44. Directors' and supervisors' remuneration *(Continued)*

For the year ended December 31, (in RMB thousand)	2004 Fees	Salaries, allowances and other benefits	Contributions to pension schemes	Total
Current supervisors				
XIAO Shaolian	200	–	–	200
SUN Fuxin	40	–	–	40
CHEN Shangwu	40	–	–	40
SONG Liankun	–	263	1	264
HE Peiquan	–	296	1	297
HE Shi	–	441	19	460
DUAN Weihong	–	–	–	–
ZHOU Fulin	–	–	–	–
CHEN Bohai	–	–	–	–
Sub-total	280	1,000	21	1,301
Past supervisors				
YANG Xiuli	–	736	18	754
CHEN Kexiang	–	734	19	753
LIU Yigong	–	638	18	656
XIAO Wei	–	374	19	393
LEI Hui	–	475	20	495
Sub-total	–	2,957	94	3,051
Total	740	18,748	207	19,695

The compensation expenses for share appreciation rights granted to the directors and supervisors are not included in the above analysis.

During the year, no emoluments were paid by the Group to the directors and the supervisors as an inducement to join the Group, or upon joining the Group, or as compensation for loss of office.

45. Five highest paid individuals

The five individuals whose emoluments were the highest in the Group include one (2004: one) director whose emolument is reflected in the analysis presented in note 44.

Details of emoluments of the remaining four (2004: four) highest paid individuals are as follows:

For the year ended December 31, (in RMB million)	2005	2004
Salaries, allowances and other benefits	**41**	37

The number of non-director, highest paid individuals whose emoluments fell within the following bands is as follows:

	2005	2004
RMB6,000,001 – RMB6,500,000	**1**	1
RMB7,000,001 – RMB7,500,000	**–**	1
RMB8,000,001 – RMB8,500,000	**1**	–
RMB8,500,001 – RMB9,000,000	**–**	1
RMB11,500,001 – RMB12,000,000	**1**	–
RMB13,500,001 – RMB14,000,000	**–**	1
RMB15,000,001 – RMB15,500,000	**1**	–

The Company has no contributions to pension schemes for the above highest paid non-director individuals.

Under the PRC tax regulations, individual income tax is calculated at progressive rates with a cap of 45%.

The effective income tax rate of the five highest paid individuals in the Group range from 35.7% to 43.5% (2004: 35.6% to 43.3%), and their average effective tax rate is 41.9% (2004: 41.4%).

The compensation expenses for share appreciation rights granted to the above highest paid individuals are not included in the above analysis.

During the year, no emoluments were paid by the Group to the above highest paid, non-director individuals as an inducement to join the Group, or upon joining the Group, or as compensation for loss of office.

46. Significant related party transactions

(1) The consolidated financial statements included the financial statements of Ping An Insurance (Group) Company of China, Ltd. and the subsidiaries listed in note 19.

(2) Compensation of key management personnel

The summary of compensation of our five (2004: four) key management personnel other than directors and supervisors for the year is as follows:

For the year ended December 31, (in RMB million)	2005	2004
Salaries and other short term employee benefits	**43**	35

The compensation expenses for share appreciation rights granted to key management personnel are not included in the above analysis.

Further details of directors' and supervisors' remuneration are included in note 44 to the financial statements.

The number of units in share appreciation rights granted to key management personnel including directors and supervisors during the year is 3.4 million (2004: 10.4 million). The related expense recognized in the income statement during the year is RMB15 million (2004: RMB7 million).

(3) In late August 2005, HSBC and its associates increased their equity interests in the Company to 19.9%. As at December 31, 2005, the Group's aggregate bank balances with HSBC were approximately RMB232 million. Interest income earned by the Group on such bank balances from September to December 2005 was approximately RMB3 million.

47. Commitments

(1) Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

As at December 31, (in RMB million)	2005	2004
Contracted, but not provided for	**472**	150
Authorized, but not contracted for	**3,030**	3,312

47. Commitments *(Continued)*

(2) *Operating lease commitments*

The Group leases office premises and staff quarters under various rental agreements. Future minimum lease payments under non-cancelable operating leases are as follows:

As at December 31, (in RMB million)	2005	2004
Within 1 year	**372**	344
1-5 years	**473**	434
More than 5 years	**5**	21
	850	799

(3) *Operating lease rental receivables*

The Group leases its investment properties under various rental agreements. Future minimum lease receivables under non-cancelable operating leases are as follows:

As at December 31, (in RMB million)	2005	2004
Within 1 year	**64**	68
1-5 years	**33**	41
	97	109

48. Employee benefits

(1) *Pension*

The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues on a monthly basis contributions to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. Under such plans, the Group has no other significant legal or constructive obligations for retirement benefits beyond the said contributions, which are expensed as incurred. Certain employees are also provided with group life insurance but the amounts involved are insignificant.

(2) *Housing benefits*

The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

(3) *Medical benefits*

The Group makes contributions for medical benefits to the local authorities in accordance with the relevant local regulations.

48. Employee benefits *(Continued)*

(4) Share appreciation rights scheme

On February 5, 2004, the Company's board of directors approved a scheme of share appreciation rights for the senior executives and certain key employees of the Group. No shares will be issued under this scheme. The rights are granted in units with each unit representing one H share of the Company. The rights to the units will be issued in the next five years. Upon exercise of the said rights, the participants will receive a cash payment, subject to the restrictions that the annual amount of aggregate benefit to all participants shall not exceed a percentage of the estimated net profits in the year in which the rights are exercised, which is equal to the product of the number of units exercised and the difference between the exercise price and market price of an H share at the time of exercise.

The expense recognized for employee services received during the year is RMB61 million (2004: RMB29 million).

The following table illustrates the number of units in share appreciation rights during the year.

(in million)	2005 Number of units	2004 Number of units
As at January 1	**42**	–
Granted during the year	**16**	42
As at December 31,	**58**	42

The weighted average remaining contractual life for the share appreciation rights outstanding as at December 31, 2005 is 2.5 years (2004: 3.5 years).

The fair value of share appreciation rights is measured at the grant date using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share appreciation rights were granted. The following table lists the inputs to the model used for the year.

	2005	2004
Risk-free interest rate (%)	**1.5%**	0.01%
Expected dividend yield (%)	**1%**	–
Expected volatility (%)	**29%**	38%
Expected life (in years)	**3-5**	3-5

The services received and a liability to pay for those services are recognized over the expected vesting period. Until the liability is settled, it is remeasured at each reporting date with changes in fair value recognized in the income statement. The carrying amount of the liability relating to the share appreciation rights as at December 31, 2005 is RMB90 million (2004: RMB29 million).

49. Contingent liabilities

Owing to the nature of insurance and financial service business, the Group is involved in estimates, contingencies and legal proceedings in the ordinary course of business, including being the plaintiff or the defendant in litigation and arbitration. Legal proceedings mostly involve claims on the Group's insurance policies. Provision has been made for the probable losses to the Group, including those claims when management can reasonably estimate the outcome of the lawsuits taking into account of any legal advice.

No provision has been made for pending lawsuits or possible violations of contracts when the outcome cannot be reasonably estimated or management believes the probability is low or remote. For pending lawsuits, management also believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group or any of its subsidiaries.

50. Post balance sheet events

Refer to note 12 and note 33 for the profit appropriations.

51. Comparative figures

As further explained in note 3(2) to the financial statements, due to the adoption of new or revised IFRSs during the current year, the accounting treatment and presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain prior year and opening balance adjustments have been made and certain comparative amounts have been reclassified and restated to conform with the current year's presentation and accounting treatment.

52. Approval of the financial statements

These financial statements have been approved and authorized for issue by the Company's directors on March 29, 2006.

NOTICE OF THE ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Ping An Insurance (Group) Company of China, Ltd. ("the Company") will be held at 10:00 a.m. on Thursday, May 25, 2006 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

As Ordinary Resolutions

1. To consider and approve the report of the board of directors of the Company (the "Board of Directors") for the year ended December 31, 2005.

2. To consider and approve the report of the Supervisory Committee of the Company for the year ended December 31, 2005.

3. To consider and approve the report of the auditors and audited financial statements of the Company for the year ended December 31, 2005.

4. To consider and approve the profit distribution plan for the year ended December 31, 2005 and the recommendation for 2006 special interim dividend.

5. To consider and approve the re-appointment of Ernst & Young Hua Ming as the PRC auditors and Ernst & Young as the international auditors of the Company to hold office until the conclusion of the next annual general meeting and to authorize the Board of Directors to fix their remuneration.

6. To consider and approve the re-appointment of Mr. Ma Mingzhe as an Executive Director of the Company to hold office for a term of three years with immediate effect.

7. To consider and approve the re-appointment of Mr. Sun Jianyi as an Executive Director of the Company to hold office for a term of three years with immediate effect.

8. To consider and approve the appointment of Mr. Cheung Chi Yan Louis as an Executive Director of the Company to hold office for a term of three years with immediate effect.

9. To consider and approve the re-appointment of Mr. Huang Jianping as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

10. To consider and approve the re-appointment of Mr. Lin Yu Fen as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

11. To consider and approve the re-appointment of Mr. Cheung Lee Wah as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

12. To consider and approve the re-appointment of Mr. Anthony Philip HOPE as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

13. To consider and approve the re-appointment of Mr. Dou Wenwei as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

NOTICE OF THE ANNUAL GENERAL MEETING

14. To consider and approve the re-appointment of Mr. Fan Gang as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

15. To consider and approve the re-appointment of Ms. Lin Lijun as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

16. To consider and approve the re-appointment of Mr. Shi Yuxin as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

17. To consider and approve the re-appointment of Mr. Hu Aimin as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

18. To consider and approve the re-appointment of Mr. Chen Hongbo as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

19. To consider and approve the appointment of Mr. Wong Tung Shun Peter as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

20. To consider and approve the appointment of Mr. Ng Sing Yip as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

21. To consider and approve the re-appointment of Mr. Bao Youde as an Independent Non-executive Director of the Company to hold office for a term of three years with immediate effect.

22. To consider and approve the re-appointment of Mr. Kwong Che Keung Gordon as an Independent Non-executive Director of the Company to hold office for a term of three years with immediate effect.

23. To consider and approve the re-appointment of Mr. Cheung Wing Yui as an Independent Non-executive Director of the Company to hold office for a term of three years with immediate effect.

24. To consider and approve the re-appointment of Mr. Chow Wing Kin Anthony as an Independent Non-executive Director of the Company to hold office for a term of three years with immediate effect.

25. To consider and approve the re-appointment of Mr. Xiao Shaolian as an independent supervisor of the Company to hold office for a term of three years with immediate effect.

26. To consider and approve the re-appointment of Mr. Sun Fuxin as an independent supervisor of the Company to hold office for a term of three years with immediate effect.

27. To consider and approve the appointment of Mr. Dong Likun as an independent supervisor of the Company to hold office for a term of three years with immediate effect.

28. To consider and approve the re-appointment of Ms. Duan Weihong as a supervisor of the Company representing the shareholders of the Company to hold office for a term of three years with immediate effect.

29. To consider and approve the appointment of Mr. Lin Li as a supervisor of the Company representing the shareholders of the Company to hold office for a term of three years with immediate effect.

30. To consider and approve the appointment of Mr. Che Feng as a supervisor of the Company representing the shareholders of the Company to hold office for a term of three years with immediate effect.

31. To consider and approve the emolument plan for the 7th Board of Directors of the Company.

32. To consider and approve the emolument plan for the 5th Supervisory Committee of the Company.

As Special Resolutions

33. To give a general mandate to the Board of Directors to issue, allot and deal with additional domestic shares not exceeding 20% of the domestic shares of the Company in issue and additional H shares not exceeding 20% of the H shares of the Company in issue and authorize the Board of Directors to make corresponding amendments to the Articles of Association as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares:

"**THAT**

(A) (a) subject to paragraph (c) and in accordance with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Articles of Association of the Company and the applicable laws and regulations of the People's Republic of China, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with, either separately or concurrently, additional domestic shares and H shares of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Board of Directors during the Relevant Period to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period;

(c) each of the aggregate nominal amounts of domestic shares and H shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval granted in paragraph (a) shall not exceed 20% of each of the aggregate nominal amounts of domestic shares and H shares of the Company in issue at the date of passing this resolution, otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of: (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or other applicable laws to be held; or (iii) the revocation or variation of the authority given under this resolution by a special resolution of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

(B) The Board of Directors be authorized to make corresponding amendments to the Articles of Association of the Company as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares as provided in sub-paragraph (a) of paragraph (A) of this resolution."

34. To consider and approve the amendments to the Articles of Association of the Company:

"That the existing Articles of Association of the Company be amended as follows:

(1) Article 7 be replaced by:

"7 The Company has independent legal person properties and enjoys legal person property rights. The Company shall be liable for its debts to the extent of all its assets. The shareholders shall be liable towards the Company to the extent of subscription of their respective shareholdings."

(2) Article 12 be replaced by:

"12 The Company can invest in other limited companies and companies limited by shares, and bear the responsibility within such investment volume."

(3) Article 19 be amended as follows with the proposed amendments underlined for reference:

"19 Following approval by the approving department authorized by the State Council, the total amount of issued ordinary shares of the Company is 6,195,053,334. The number of shares issued to the promoters at the time of reorganization of the Company into a joint-stock company on January 16, 1997 is 2,191,610,986, representing 35.38% of the total number of ordinary shares issued by the Company. On June 24, 2004 during the Company's first overseas offer of H shares and listing, as a result of the disposal of state owned shares, 72,955,249 shares of the promoters shares were converted to H Shares. Details of the Company's promoter shares are listed out in the appendix.

If as a result of any shareholder holding promoter shares transferring such shares in accordance with the Company Law and other relevant state laws and regulation and provisions under the Articles of Association, the Company needs to make corresponding changes to the record of shareholders stated in the appendix of the Articles of Association and the register of shareholders, the amendments to the appendix of the Articles of Association shall be approved by legal representative of the Company as authorized by the shareholders in the general meeting, without any voting therein."

(4) The second paragraph of Article 49 be amended as follows with the proposed amendments underlined for reference:

"Applications for the replacement of share certificates from holders of domestic shares who have lost their certificates shall be dealt with in accordance with Article 144 of the Company Law."

(5) Article 61 (3) and (13) be amended as follows with the proposed amendments underlined for reference:

"61 The general meeting shall exercise the following functions and powers:

(3) Elect and replace the supervisors other than those representing employees of the Company and decide on matters concerning the remuneration thereof;

(13) Consider proposals raised by shareholders representing 3 percent or more of the Company's voting shares;"

(6) Article 65 be amended as follows with the proposed amendments underlined for reference:

"65 When the Company is to hold a general meeting, shareholders holding 3 percent or more of the total number of the Company's voting shares shall be entitled to propose new proposals in writing to the Company. Proposal matters raised in the proposals which are within the scope of the duties of the general meeting shall be listed in the meeting agenda."

(7) Article 88 be amended as follows with the proposed amendments underlined for reference:

"88 The following matters shall be resolved by way of an ordinary resolution of the general meeting:

(1) Work reports of the board of directors and the supervisory committee;

(2) Plans for the distribution of profits and making up of losses drafted by the board of directors;

(3) Appointment and removal of members of the board of directors and the supervisory committee and their remuneration and mode of payment;

(4) The Company's annual budget, final accounts, annual reports, balance sheet, profit statement and other financial statements;

(5) Provision of guarantees to shareholders or effective controller of the Company;

(6) Matters other than those that law, administrative regulations or the Company's Articles of Association require to be passed by way of a special resolution."

(8) Article 91 be replaced by:

"91 In the event that the supervisory committee or shareholders request to convene an extraordinary shareholders' meeting or a class shareholders' meeting, the following procedures shall be followed:

(1) The supervisory committee or shareholder(s), alone or jointly, holding 10 percent or more of the shares carrying voting rights at the meeting to be convened may, by signing one or more counterpart written requisition(s) stating the object of the meeting, require the board of directors to convene an extraordinary general meeting or a class shareholders' meeting. The board of directors shall as soon as possible after receipt of such written requisition(s) proceed to so convene the extraordinary general meeting or class shareholders' meeting, as the case may be. The shareholdings referred to above shall be calculated as at the date of the delivery of the written requisition(s).

(2) Where the board of directors fails to issue convene notice of meeting within thirty (30) days upon receipt of the above written request, the supervisory committee shall convene and host the meeting. Where the supervisory committee fails to issue convene notice of meeting within thirty (30) days thereafter, shareholders individually or collectively holding ten percent or more shares carrying voting rights on such proposed meeting for over ninety (90) consecutive days may convene meeting on their own accord within four (4) months upon the board of directors having received such request. The convening procedures shall as much as possible be equivalent to which the board of directors convenes the general meeting.

All reasonable expenses incurred by the supervisory committee or the shareholder(s) who tendered the requisition in convening and holding the meeting as a result of the failure of the board of directors to duly convene the meeting shall be borne by the Company, and shall be set off against any sums owed to the directors and the supervisors in default by the Company."

(9) Article 95 be replaced by:

"95 The general meeting shall be convened by the board of directors, and presided over by the chairman of the board. Where the chairman fails to attend the meeting by any reasons, the meeting shall be presided over by the vice-chairman designated by the chairman. Where the vice-chairman fails to attend the meeting, the meeting shall be presided over by a director who jointly elected by over half of the number of the directors.

Where the board of directors is unable or fails to perform its duties of convening the general meeting, the meeting shall be convened by the supervisory committee, and presided over by the chairman of supervisory committee. Where the chairman of supervisory committee fails to attend the meeting, the meeting shall be presided over by a supervisor who jointly elected by over half of the number of the supervisors.

Where the supervisory committee fails to convene and preside over the general meeting, the meeting shall be convened by shareholders who individually or jointly representing ten (10) percent or more of the Company's voting rights for over ninety (90) days. The meeting shall be presided over by a person elected by shareholders presenting the meeting.

Where the chairman of the general meeting is unable to be elected through above means, the meeting shall be presided over by shareholder (including shareholder's proxy) who representing the largest majority of voting rights.

Extraordinary general meeting may be conducted by voting via communications."

(10) Article 111 be amended as follows with the proposed amendments underlined for reference:

"111 The Company shall establish a board of directors. The board of directors shall be composed of <u>19</u> directors, which shall have one chairman of the board and one or two vice-chairman of the board, not less than two executive directors and not less than three independent non-executive directors."

(11) The fifth paragraph of the Article 112 be deleted in its entirety.

(12) Article 119 be amended as follows with the proposed amendments underlined for reference:

"119 The board of directors shall convene regular board meeting at least four times each year. The meeting shall be convened by the chairman and all the directors <u>and supervisors</u> shall be notified in writing prior to fourteen (14) days of the meeting.

The chairman shall convene and host the extraordinary board meeting within ten (10) days upon having received any proposals under each of the following conditions:

(1) when it is considered by the chairman to be necessary;

(2) when it is jointly proposed by over one-third of directors;

(3) when it is proposed by the supervisory committee;

(4) when it is proposed by the chief-executive-officer;

(5) when it is proposed by shareholders representing ten percent or more (10%) of voting rights."

(13) Article 120 be replaced by:

"120 The board of directors may convene extraordinary board meeting by voting via communications. The fourteen (14) days prior notice requirement need not apply provided that notice of such meeting shall be delivered to the directors and supervisors in a timely and effectively manner.

Where the chairman is unable to perform his duties in those circumstances specified in paragraphs (2), (3), (4) and (5) under paragraph 2 of Article 119, he should designate a vice-chairman to convene the extraordinary board meeting on his behalf. Where the chairman fails to perform his duties for no reasons and fails to designate specific person to perform his duties on his behalf, the meeting shall be convened by the vice-chairman. Where the vice-chairman is unable or fails to perform his duties, a director being jointly elected by over half of the number of the directors shall convene the meeting."

(14) The second paragraph of Article 128 be amended as follows with the proposed amendments underlined for reference:

"Members of the audit committee shall be appointed by the board of directors from the directors of the Company, which composes of three to seven directors."

(15) The third paragraph of Article 133 be amended as follows with the proposed amendments underlined for reference:

"Where the chairman of the supervisory committee fails to perform his duties, a supervisor elected by over half of the number of the supervisors shall perform his duties on his behalf."

(16) Article 134 be amended as follows with the proposed amendments underlined for reference:

"134 The supervisory committee is made up of supervisors representing the shareholders, supervisors representing employees of the Company and independent supervisors. Supervisors representing the shareholders and independent supervisors shall be elected and replaced by shareholders in general meeting; supervisors representing employees of the Company shall be elected and replaced by employees of the Company in democratic ways. Supervisors representing employees of the Company shall not be less than one third of the total number of supervisors. Independent supervisors shall not exceed one third of the total number of supervisors."

(17) Article 136 be amended as follows with the proposed amendments underlined for reference:

"136 Where a supervisor fails to attend meetings of the supervisory committee personally or to entrust other supervisors to attend for two consecutive times, it shall be deemed a failure to perform his duties. The general meeting or the employees' representatives meeting shall replace such supervisors."

(18) Article 186 be replaced by:

"186 Profit after tax shall be distributed in the following sequence:

(1) cover losses in the previous year;

(2) allocate 10% to statutory revenue reserve;

(3) allocate to discretionary revenue reserve;

(4) pay dividends to shareholders.

When the accumulated statutory revenue reserve exceeds 50 percent of the registered capital of the Company, the Company may cease to make such allocation. After making allocation to the statutory revenue reserve, whether to allocate to the discretionary revenue reserve is subject to the resolution at general meetings. No distribution of profits to shareholders shall be made before the loss of the Company has been made up and allocation to the statutory revenue reserve."

(19) Article 187 be replaced by:

"187 The revenue reserve of the Company shall be used to cover the Company's losses, expand its production and operation, or be converted to increase the Company's capital. However, the capital revenue reserve shall not be used to cover losses of the Company."

NOTICE OF THE ANNUAL GENERAL MEETING

(20) Article 188 be replaced by:

"188 Where a resolution of the general meeting of the Company resolves to convert any revenue reserve into share capital, the Company shall issue new shares to the existing shareholders in proportion to their respective shareholdings. When capitalizing the statutory revenue reserve, the balance of such revenue reserve shall not be less than 25 percent of the registered capital before the conversion."

(21) As required by the Company Law and Regulations on the Administration of Company Registration, the Articles of Association has to state the shareholding status of shareholders holding promoters shares. As a result, an appendix shall be added to the Articles of Association which contains the shareholding status of shareholders holding the Company's promoter shares."

35. To consider and approve the authorization of the legal representative of the Company to amend the provisions relating to the promoter shares under the Appendix of the Articles of Association of the Company.

By order of the Board of Directors

Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
April 7, 2006

As at the date of this notice, the Executive Directors of the Company are Ma Mingzhe and Sun Jianyi, the Non-executive Directors of the Company are Henry CORNELL, Huang Jianping, Liu Haifeng David, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin and Chen Hongbo and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

Notes:

1. According to the Articles of Association of the Company, the resolutions will be determined on a show of hands unless a poll is demanded before or after any vote on a show of hands. A poll may be demanded by (i) the chairman of the meeting; or (ii) at least two shareholders entitled to vote, present in person or by proxy; or (iii) one or more shareholders present in person or by proxy representing more than 10% of all shares carrying the voting rights at the meeting.

2. In order to determine the list of shareholders who are entitled to attend the annual general meeting of the Company and to receive 2006 special interim dividend, the registers of members will be closed from Tuesday, April 25, 2006 to Thursday, May 25, 2006, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company's H shares and domestic shares whose names appear on the registers of members on Thursday, May 25, 2006 are entitled to attend the meeting. In order to qualify for 2006 special interim dividend and to attend and vote at the meeting, holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at or before 4:00 p.m. on Monday, April 24, 2006. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. 2006 special interim dividend is expected to be paid on or before June 2, 2006 to the shareholders whose names appear on the registers of members of the Company on Thursday, May 25, 2006.

3. A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

4. The instrument appointing a proxy must be in writing under the hand of a shareholder or his attorney duly authorized in writing. If the shareholder is a corporation, that instrument must be either under its common seal or under the hand of its director(s) or duly authorized attorney(s). If that instrument is signed by an attorney of the shareholder, the power of attorney authorizing that attorney to sign or other authorization document must be notarized.

5. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the Secretariat of the Board of Directors of the Company for holders of domestic shares and at the H share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

6. Shareholders who intend to attend the meeting in person or by proxy should return the reply slip to the Company's principal place of business in the PRC or Hong Kong on or before Friday, May 5, 2006 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The contact persons are LIU Cheng (劉程) (Tel: (86 755) 8226 2888 ext. 2101) and WANG Xiaoli (王小利) (Tel: (86 755) 8226 2888 ext. 2828). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

7. The meeting is expected to be concluded within half a day. Shareholders (in person or by proxy) attending the meeting are responsible for their own transportation and accommodation expenses. Shareholders or their proxies attending the meeting shall produce identity documents.

8. A circular containing, inter alia, details of the proposed amendments to the Articles of Association and notice of the annual general meeting will be dispatched to the shareholders on Friday, April 7, 2006. The information of each of Mr. Ma Mingzhe, Mr. Sun Jianyi, Mr. Cheung Chi Yan Louis, Mr. Huang Jianping, Mr. Lin Yu Fen, Mr. Cheung Lee Wah, Mr. Anthony Philip HOPE, Mr. Dou Wenwei, Mr. Fan Gang, Ms. Lin Lijun, Mr. Shi Yuxin, Mr. Hu Aimin, Mr. Chen Hongbo, Mr. Wong Tung Shun Peter, Mr. Ng Sing Yip, Mr. Bao Youde, Mr. Kwong Che Keung Gordon, Mr. Cheung Wing Yui, Mr. Chow Wing Kin Anthony, Mr. Xiao Shaolian, Mr. Sun Fuxin, Mr. Donglikun, Ms. Duan Weihong, Mr. Lin Li and Mr. Che Feng regarding proposed resolutions 6 to 30 is also included in the circular. Concerning the proposed resolution 33, the purpose of seeking approval of such mandate is to give directors flexibility and discretion to issue new shares in the event that it comes desirable for the Company and the directors have no present plan to issue new shares pursuant to such mandate.

CORPORATE INFORMATION

REGISTERED NAMES

Chinese name

中國平安保險(集團)股份有限公司

English name

Ping An Insurance (Group) Company of China, Ltd.

REGISTERED ADDRESS

Ping An Building,
Ba Gua No.3 Road,
Shenzhen, PRC

PLACE OF BUSINESS

Ping An Building,
Ba Gua No.3 Road,
Shenzhen, PRC

LEGAL REPRESENTATIVE

MA Mingzhe

AUTHORIZED REPRESENTATIVES

SUN Jianyi
YAO Jun

JOINT COMPANY SECRETARIES

SENG Sze Ka Mee Natalia
YAO Jun

AUDITORS

Ernst & Young

CONSULTING ACTUARIES

Watson Wyatt Insurance
Consulting Limited

LEGAL ADVISORS

Dibb Lupton Alsop

PLACE OF LISTING OF H SHARES

The Stock Exchange of Hong Kong Limited

TYPE OF STOCK

H share

STOCK CODE

2318

H SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY SHARES

The Bank of New York

COMPANY WEBSITE

www.pingan.com.cn

E-MAIL

IR@paic.com.cn
PR@paic.com.cn

TELEPHONE

+86-755-8226 2888

FAX

+86-755-8243 1029

中国平安
专业·价值 PING AN OF CHINA

2005 年报



中国平安保险(集团)股份有限公司

股份代號：2318


中国平安
PING AN OF CHINA

地址 ： 中國廣東深圳市八卦三路平安大廈
電話 ： +86-755-8226 2888
傳真 ： +86-755-8243 1029
網址 ： www.pingan.com.cn
電郵 ： IR@paic.com.cn; PR@paic.com.cn


平安

目錄

有關前瞻性陳述之提示聲明

除歷史事實陳述外，本報告中包括了某些「前瞻性陳述」。所有本公司預計或期待未來可能或即將發生的（包括但不限於）預測、目標、估計及經營計劃都屬於前瞻性陳述。前瞻性陳述涉及一些通常或特別的已知和未知的風險與不明朗因素。某些陳述，例如包含「潛在」、「估計」、「預期」、「預計」、「目的」、「有意」、「計劃」、「相信」、「將」、「可能」、「應該」等詞語或慣用詞的陳述，以及類似用語，均可視為前瞻性陳述。

讀者務請注意這些因素,其大部分不受本公司控制，影響著公司的表現、運作及實際業績。受上述因素的影響，本公司未來的實際結果可能會與這些前瞻性陳述出現重大差異。這些因素包括但不限於：匯率變動、市場份額、同業競爭、環境風險、法律、財政和監管變化、國際經濟和金融市場條件及其他非本公司可控制的風險和因素。任何人需審慎考慮上述及其他因素，並不可完全依賴本公司的「前瞻性陳述」。此外，本公司聲明，本公司沒有義務因新訊息、未來事件或其他原因而對本報告中的任何前瞻性陳述公開地進行更新或修改。本公司及其任何員工或聯繫人，並未就本公司的未來表現作出任何保証聲明，及不為任何該等聲明負上責任。



財務摘要

總收入	淨利潤	每股收益



70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
41,834
58,748
66,623
63,193
64,590
2001
2002
2003
2004
2005



4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,954
2,005
2,327
3,146
4,265
2001
2002
2003
2004
2005



0.70
0.60
0.50
0.40
0.30
0.20
0.10
0
0.66
0.45
0.47
0.56
0.68
2001
2002
2003
2004
2005

利潤表

截至12月31日止年度（人民幣百萬元）	2001年	2002年	2003年	2004年	**2005年**
總收入	41,834	58,748	66,623	63,193	**64,590**
淨利潤	2,954	2,005	2,327	3,146	**4,265**

每一普通股

截至12月31日止年度（人民幣元）	2001年	2002年	2003年	2004年	**2005年**
基本收益	0.66	0.45	0.47	0.56	**0.68**

總資產	總負債	權益總額



350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
108,714
162,596
206,044
264,439
319,706
2001
2002
2003
2004
2005



300,000
250,000
200,000
150,000
100,000
50,000
0
103,342
150,796
192,755
235,812
286,184
2001
2002
2003
2004
2005



40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
5,372
11,800
13,289
28,627
33,522
2001
2002
2003
2004
2005

資產負債表

於12月31日（人民幣百萬元）	2001年	2002年	2003年	2004年	**2005年**
總資產	108,714	162,596	206,044	264,439	**319,706**
總負債	103,342	150,796	192,755	235,812	**286,184**
權益總額	5,372	11,800	13,289	28,627	**33,522**

* 2001年度、2002年度及2003年度的比較數字未根據2005年度的會計政策變更進行追溯調整。



2005年，中國經濟保持了快速穩健的增長，金融業改革取得顯著成果，保險業呈現出健康協調的發展態勢，此間，本集團借助過去三年來先於行業主動轉型的優勢，持續達成戰略目標，取得了領先於市場的良好業績。2005年度，中國平安實現淨利潤人民幣42.65億元，較去年增長35.6%，總資產達到人民幣3,197.06億元，而權益總額增至人民幣335.22億元。集團充足的資本金和穩定的利潤增長為中國平安領先同業、率先加速發展提供了有利條件。此外，2005年《福布斯》全球2000家大公司排名中，本集團列中國上榜企業第十位。

基於本集團整體實力的穩步提升，以及市場對中國金融業前景的樂觀預測，本集團股價表現良好，至2006年1月9日收市，中國平安市值首次突破港元1,000億元，躋身香港聯交所上市公司市值前20名，創下歷史新高。

業務回顧

2005年度，本集團實現業務收入人民幣645.90億元，其中，毛承保保費及保單費收入為人民幣590.21億元，總投資收益為人民幣96.55億元。集團淨投資收益率和總投資收益率均較上年有所增長。集團整體內涵價值達到人民幣483.63億元。核心保險業務建立了鞏固的盈利基礎，轉型業務達到調整階段性目標，新業務完成架構搭建。

核心業務盈利基礎鞏固，規模恢復增長

2005年度，壽險業務實現毛承保保費、保單費收入及保費存款人民幣586.91億元，同比增長7.2%，佔中國壽險市場的16.1%；一年新業務價值為人民幣45.39億元，同比增長16.0%；全年實現淨利潤人民幣35.51億元，同比增長31.3%。個人壽險業務的保費收入達人民幣461.69億元，較去年增長15.0%。業務品質保持穩定，全年13個月及25個月保單繼續率分別為85.9%和81.9%；業務員隊伍人數保持穩定，產能得以提升。

產險業務繼續保持快速的增長步伐，盈利能力進一步增強，2005年度毛承保保費收入達人民幣120.76億元，淨利潤為人民幣4.22億元，分別較去年增長19.0%和94.5%，均高於市場平均增長水平。產險各險種、各渠道、各區域、各類客戶業務全面發展。產險毛承保保費收入佔中國產險市場的份額為9.9%，較去年提升0.4個百分點；綜合成本率降至95.3%。與此同時，產險交叉銷售業績保持了較快的增長速度，新渠道銷售（如電話直銷）發展態勢良好，成功建立了銷售及服務支持平台，可有力推動新渠道業務在下一階段的快速發展。




95511



核心業務的各項經營指標持續向好，儘管行業總體處於調整狀態，本集團產險、壽險業務淨利潤創出歷史新高，表明集團前一階段的主動轉型舉措卓有成效，為下一階段加快發展奠定了穩固基礎。

轉型業務蓄勢待發，新業務完善綜合架構

2005年，集團對團險、銀行保險、證券、信託等部分業務採取了主動轉型舉措，雖然業務規模略有收縮，但經營模式、業務結構得到持續優化，業務品質明顯提升。

團險業務經過一年的戰略轉型，已逐步向提供綜合金融服務的團體銷售隊伍發展，在產品結構、隊伍質量和後援管理方面取得了初步成果，業務員產能逐步提升，同時，未來的企業年金和福利保障市場的增長潛力，為本集團的團險業務帶來了新的發展機遇。

銀行保險業務在整個行業的調整進程中，有效維持了業務平台、隊伍規模和核心網點。此外，集團繼續開拓創新與其他銀行的合作模式。

2005年，證券業務在資本市場持續調整、股市低迷、全行業大幅虧損的嚴峻環境下，連續第三年取得盈利，經紀業務市場佔有率提升，投資銀行業務取得市場領先地位。

信託業務積極引進外部專才，組建了國際化的物業、基建管理團隊，截至2005年底其管理的信託資產總額已增至人民幣33.30億元。

在新業務方面，平安銀行自2005年中將總行遷至上海，業務佈局提速，各項基礎建設穩步開展。小額消費信貸業務啟動，集團開始介入嶄新市場。平安資產管理有限責任公司、平安健康保險股份有限公司相繼於2005年年中正式成立，之後，成立於2004年的平安養老保險股份有限公司順利獲批受託人和投資管理人兩項資格，集團專業化經營的綜合架構漸趨完善。

全國統一後台提升，有力支持業務發展

集團加快了全國後援集中步伐，深入推進綜合金融服務信息技術平台的建設。與此同時，集團啟動了「奧林匹克工程」，致力於充分利用強大的個人客戶和企業客戶兩大客戶群基礎，全面整合集團內部各項資源及渠道，最大化發揮集團協同效應，以提供高效、快捷、針對性強的綜合金融服務，提升集團經營水平。

管理平台持續完善，獲取國際殊榮

在集團經驗豐富的管理團隊的帶領下，中國平安公司治理結構、風險管控機制持續完善，內部合規管理日趨成熟優化。在高度統一的財務、風險及人力資源等管理制度支持下，中國平安保持了穩健的經營水平，力求以最佳的公司治理確保股東價值最大化。2005年，本集團先後榮膺《歐洲貨幣》雜誌評選的「2005全球新興市場保險行業最佳公司治理」第三名、「2005亞洲最佳管理公司」中國區第三名，兩項排名均列中國保險公司之首。

業務展望

2006年，中國國民經濟將保持良好快速的增長，隨著居民消費水平與生活質量的提升，金融消費需求進一步向綜合理財服務方向發展。根據我國加入WTO的協議規定，2006年底，中國金融業將全面開放，過渡期正式結束，屆時，將有更多外資金融機構進入中國市場，在市場主體增多的同時，國內各家金融機構將加快改革與戰略調整進程，融入國際金融服務市場競爭。













面對巨大的市場潛力，與日趨加劇的競爭，本集團將依託過去積累的堅固基礎，緊跟國家關於「鼓勵金融創新、推行綜合金融服務試點」的方向和政策，充分發揮業已清晰成熟的戰略優勢，加速發展綜合金融服務。

在業務發展方面，集團將加大力度提升核心業務的規模效益與盈利空間，加大轉型業務的利潤率和總體貢獻度，為集團新業務建立鞏固的平台及行業高標準。

在後台建設方面，集團各項業務之間將通過正式啟用的後援中心，以及強大的共享資源平台，彼此依託，共同發展，提供以客戶需求為中心的銷售支持。

在投資方面，集團將探索拓寬投資渠道，如基礎設施建設投資項目，以分散投資風險，提升投資回報水平及改善資產負債匹配管理，努力提高各項金融產品競爭力。

本人與全體同仁對本集團獲得未來的盈利增長充滿信心，中國平安必將堅持一貫的進取精神，不懈奮發，群策群力，迎接挑戰，把握機遇，回報所有股東的長期支持與寶貴信任。

馬明哲
董事長兼首席執行官

中國深圳
2006年3月29日

2005年12月31日


公司名稱
中國平安保險（集團）股份有限公司
持股比例
99%
99%
99.52%(1)
95%
95%
90%
100%
公司名稱
中國平安人壽保險股份有限公司（「平安壽險」）
中國平安財產保險股份有限公司（「平安產險」）
平安信託投資有限責任公司（「平安信託」）
平安養老保險股份有限公司（「平安養老險」）
平安健康保險股份有限公司（「平安健康險」）
平安資產管理有限責任公司（「平安資產管理」）
中國平安保險海外（控股）有限公司
少數股東權益
1%
1%
0.48%(1)
平安壽險3%，平安產險1%，平安信託0.5%，平安實業0.5%
平安壽險2%，平安產險2%，平安信託0.5%，平安實業0.5%
平安壽險5%，平安產險5%
持股比例
86.21%(1)
73%
75%
公司名稱
平安證券有限責任公司（「平安證券」）
平安銀行有限責任公司（「平安銀行」）
中國平安保險（香港）有限公司
少數股東權益
13.79%(1)
27%
25%
地區
中國國內
香港

(1) 此處比例四捨五入保留兩位小數。



左起：葉黎成先生、孫建一先生、張子欣先生、Richard JACKSON先生、馬明哲先生、顧敏慎先生、梁家駒先生

董事

執行董事

馬明哲：50歲，1994年4月和2001年4月分別出任本公司董事會董事長和本公司首席執行官至今。馬先生是中國人民政治協商會議全國委員會委員。自1988年3月平安保險公司成立以來，歷任本公司總裁、董事、董事長等不同職務。此前，馬先生為招商局蛇口工業區社會保險公司副經理。馬先生獲得中南財經政法大學(原中南財經大學)貨幣銀行學博士學位。

孫建一：53歲，1994年10月和2003年2月分別出任本公司常務副總經理和副首席執行官至今。1995年3月，孫先生被任命為公司董事。自1990年7月加入本公司後，先後任管理本部總經理、公司副總經理和常務副總經理等職務。在加入本公司之前，孫先生曾任中國人民銀行武漢分行辦事處主任、中國人民保險公司武漢分公司副總經理、武漢證券公司總經理。孫先生是中南財經政法大學金融學大學畢業。

非執行董事

Henry CORNELL：50歲，自1998年10月出任本公司非執行董事。CORNELL先生自1984年加入高盛以來，歷任不同職位，現任高盛公司董事總經理兼高盛美洲直接投資部主管及亞洲直接投資部聯席主管。CORNELL先生獲得Grinnell大學文學學士學位和紐約大學法學院法律博士學位。

黃建平：46歲，自2002年5月出任本公司非執行董事。黃先生亦擔任深圳市投資控股有限公司計劃財務部副部長。黃先生於深圳大學財政金融系大專畢業。

劉海峰：36歲，自2002年5月出任本公司非執行董事。劉先生現任Kohlberg Kravis Roberts & Co.(「KKR」)董事總經理兼其中國業務主管。在其於2006年加入KKR之前，劉先生曾任摩根士丹利亞洲直接投資部聯席主管兼摩根士丹利董事總經理。劉先生於1993年加入摩根士丹利紐約直接投資部，曾在摩根士丹利任職13年。劉先生曾任中國蒙牛乳業有限公司、中國永樂電器銷售有限公司、百麗國際控股有限公司、中國山水水泥集團有限公司、福建南平南孚電池有限公司、斯米克控股有限公司及上海斯米克建築陶瓷股份有限公司的非執行董事。劉先生亦曾是摩根士丹利投資恒安國際的負責人。劉先生畢業於哥倫比亞大學，獲電子工程最高榮譽理學學士學位。

林友鋒：35歲，自2002年10月出任本公司非執行董事。林先生為寶華集團有限公司執行董事。林先生獲得香港城市大學財務榮譽理學士，亦為特許公認會計師公會的資深會員。

張利華：59歲，自2002年10月出任本公司非執行董事。張先生自2001年以來任武漢華創企業管理諮詢有限公司總經理。此前，張先生曾任創百利有限公司經理。張先生獲得加拿大McMaster大學學士學位。

董事、監事及高級管理層

Anthony Philip HOPE：59歲，自2002年11月出任本公司非執行董事。HOPE先生亦於2005年8月25日出任董事會副董事長。自1987年，HOPE先生任滙豐保險控股有限公司董事長，並於1996年兼任滙豐控股有限公司集團保險總經理。

葉迪奇：59歲，（於2005年5月1日辭任）自2002年11月至2005年4月30日出任本公司非執行董事。葉先生由於工作變動原因於2005年5月1日辭任。葉先生1965年在香港加入滙豐銀行，先後在不同的部門工作。葉先生曾負責滙豐個人金融服務部門。自2003年1月以來，出任滙豐銀行中國業務總裁。葉先生獲得香港大學工商管理學碩士學位。

竇文偉：40歲，自2003年5月出任本公司非執行董事。竇先生還任深圳市江南實業發展有限公司董事，竇先生於2004年起擔任本公司法律合規部總經理助理。竇先生獲得吉林大學中國民法學碩士學位。

樊剛：51歲，自2003年5月出任本公司非執行董事。樊先生還任深圳市江南實業發展有限公司董事。樊先生自2002年以來擔任本公司董事長辦公室主任。樊先生於1988年加入本公司，在1998年到2000年期間任本公司深圳分公司（產險）總經理。此前，樊先生曾任本公司保險管理委員會副主任。樊先生是湖北大學歷史學專科畢業。

林麗君：43歲，自2003年5月出任本公司非執行董事。林女士自2000年以來出任新豪時投資發展有限公司董事長。林女士在1997年到2000年之間曾任本公司產險人力資源部副總經理。林女士獲得華南師範大學中文學士學位。

石聿新：51歲，自2003年10月出任本公司非執行董事。自1992年12月，石先生為武漢武新實業有限公司董事總經理。石先生亦為武漢大鵬實業有限公司董事。石先生獲得武漢大學法律碩士學位。

胡愛民：57歲，自2004年3月出任本公司非執行董事。胡先生自2003年4月及2003年6月起，分別出任香港深業（集團）有限公司及深圳控股有限公司董事長，並於2003年11月兼任深圳市深業投資開發有限公司董事長。在此之前，胡先生曾任深圳市人民政府秘書長兼辦公廳主任。胡先生獲得湖南大學管理學碩士學位。

陳洪博：54歲，自2005年6月23日出任本公司非執行董事。陳先生亦於2005年8月25日出任董事會副董事長。陳先生自2004年9月出任深圳市投資控股有限公司董事長兼黨委書記，並曾於2004年4月至2004年9月出任深圳市國有資產監督管理委員會副主任及於1992年12月至2004年4月出任深圳市經濟體制改革辦公室主任助理、副主任。陳先生畢業於中南財經政法大學，並取得經濟學碩士學位。

獨立非執行董事

鮑友德：74歲，自1995年9月出任本公司獨立非執行董事。1999年退休之前，鮑先生是上海國際信託投資公司副董事長兼總經理。1987年，鮑先生當選為中國共產黨第13次全國代表大會代表。在1988年和1993年，鮑先生曾兩次當選上海市人民代表大會代表。鮑先生早年畢業於上海財經大學會計專業。

鄺志強：56歲，自2003年5月出任本公司獨立非執行董事。鄺先生還兼任多家聯交所上市公司的獨立非執行董事，如中遠國際控股有限公司、天津發展控股有限公司、北京首都國際機場股份有限公司、星獅地產(中國)有限公司、新創建集團有限公司、中海油田服務股份有限公司、正奇投資有限公司、中國誠通發展集團有限公司、環球數碼創意控股有限公司、華富國際控股有限公司、Tom Online Inc.、中國電力國際發展有限公司、新世界移動控股有限公司、恒基兆業地產有限公司、恒基兆業發展有限公司及雅居樂地產控股有限公司。從1984至1998年，鄺先生為羅兵咸會計師事務所合夥人及從1992年至1997年曾擔任聯交所獨立理事。鄺先生獲得香港大學學士學位，並且為英國特許會計師公會資深會員。鄺先生曾擔任中遠太平洋有限公司非執行董事直至其於2006年1月退任，並曾任恒基中國集團有限公司(該公司於2005年7月被私有化)獨立非執行董事。

張永銳：56歲，自2003年5月出任本公司獨立非執行董事。張先生還兼任數家聯交所上市公司，即數碼通電訊集團有限公司、新意網集團有限公司、大福證券集團有限公司、天津發展控股有限公司、上海置業有限公司、大生地產發展有限公司、合興集團有限公司、正興(集團)有限公司及雅居樂地產控股有限公司的獨立董事或非執行董事。張先生亦為執業律師及胡關李羅律師事務所合夥人。此外，張先生還曾任香港律師公會大陸法律事務委員會副主席(任期至2005年12月31日)、香港公開大學校董(任期8年至2005年)及稅務上訴委員會委員。張先生獲得澳洲新南威爾士大學商科會計學學士學位，並為澳洲會計師公會會員。

周永健：55歲，自2005年6月23日起出任本公司獨立非執行董事。周先生過去26年來一直為香港執業律師，且為王澤長、周淑嫻、周永健律師行的合夥人。他亦為中國委託公證人。他自2004年6月出任福田實業(集團)有限公司獨立非執行董事及自1994年5月起出任信星鞋業集團有限公司非執行董事。周先生為地產代理監管局副主席，亦為香港法律改革委員會成員、香港房屋委員會委員及香港教育學院校董會成員。他亦為中國人民政治協商會議全國委員會委員及現任香港賽馬會董事會成員。

監事

肖少聯：72歲，自1994年8月和2003年5月分別出任本公司外部監事和本公司監事會主席至今。1994年之前，肖先生曾任中國人民銀行深圳分行副行長兼國家外匯管理局深圳分局副局長。

陳尚武：72歲，自1994年8月出任本公司外部監事。在1997年前，陳先生曾出任深圳招商石油化工有限公司總工程師。退休後，陳先生曾任深圳協通實業發展公司董事會辦公室主任。

孫福信：67歲，自2003年5月出任本公司外部監事。孫先生現任天一投資擔保公司董事長、大連信譽評級委員會副主任。在2003年4月退休前，孫先生歷任中國工商銀行大連分行副行長、大連市政府副秘書長(分管財政、金融、房地產、稅務)、交通銀行大連分行管委會主任、大連市證券管理辦公室主任、大連市金融管理辦公室主任、大連市房地產開發管理辦公室主任、大連市扶貧資金管理委員會主任、大連市商業銀行董事長。

段偉紅：37歲，自2003年5月出任本公司監事。段女士現任深圳登峰投資集團有限公司董事長。段女士獲得清華大學經濟管理學院EMBA學位。

周福林：44歲，自2003年5月出任本公司監事。周先生還兼任北京沃和賽騰網絡技術有限公司副總裁兼財務總監。在此之前，周先生是北京沃和科技開發有限公司總裁。

陳波海：29歲，自2003年5月出任本公司監事。陳先生現任深圳市德利星投資發展有限公司副總經理。陳先生曾就讀廣東外語外貿大學。

何沛泉：71歲，自1998年4月出任本公司監事。自1988年3月本公司成立到1998年5月，何先生出任本公司副總經理兼總稽核。從1984年到1992年，何先生還曾出任中國工商銀行深圳信託投資公司副總經理、總經理。

宋運坤：68歲，自2003年5月出任本公司監事。宋先生曾任本公司副總經理、黨委副書記兼工會主席。在此之前，宋先生曾任青島遠洋運輸公司副總經理。宋先生畢業於大連海事大學航海系本科。

何貴：41歲，自2003年5月出任本公司監事。何先生自2002年擔任本公司人力資源部總經理。此前曾任本公司海南分公司副總經理、產險人事行政部總經理。何先生於1991年9月加入本公司。何先生為中國社會科學院貨幣銀行學研究生畢業。

執行委員會常委

張子欣：42歲，自2003年10月和2003年2月起分別出任本公司總經理和首席財務執行官至今。自2000年2月加入本公司後，張先生歷任公司董事長高級顧問、首席信息執行官、副總經理和首席財務執行官。此前，張先生從1993年到2000年任麥肯錫公司管理顧問，後來成為其全球合夥人，主要為亞洲各國金融機構提供諮詢服務。張先生獲得英國劍橋大學資訊科技博士學位。

顧敏慎：49歲，自2003年2月起出任本公司副總經理兼首席人力資源執行官。顧先生於2001年5月加入本公司，從2001年6月到2003年2月，顧先生任本公司人力資源總監。從1995年到2001年，顧先生歷任聯合利華與上海市糖業煙酒（集團）有限公司合資的上海文德堡股份有限公司副董事長和總經理、聯合利華HPC中國區人力資源董事。顧先生獲得台灣輔仁大學教育心理學學士學位。

梁家駒：58歲，自2006年3月和2004年1月起分別出任本公司首席保險業務執行官和中國平安人壽保險股份有限公司董事長。自2004年1月至2006年1月擔任中國平安人壽保險股份有限公司首席執行官。梁先生於2004年1月加入公司。1996年到2003年在英國保誠集團工作，為該公司大中華區執行總裁。從1989年到1996年，梁先生在台灣南山人壽工作，最終職位是該公司總經理。1975年到1989年，在美國友邦保險公司工作，最終職位是該公司的副總經理。梁先生獲得香港中文大學理學學士學位。

Richard JACKSON：50歲，自2005年11月起出任本公司首席金融業務執行官。從1985年到2005年，JACKSON先生就職於花旗銀行，歷任花旗集團國際保險部門國際業務主管、亞太區金融機構業務主管、花旗銀行匈牙利分行主席兼首席執行官、波蘭商業銀行董事，花旗銀行零售部韓國總經理，花旗韓國聯合銀行行長等職。從1974年到1985年，JACKSON先生在英國商聯保險公司工作，歷任香港地區副經理和亞洲地區營銷經理等職。JACKSON先生是英國特許註冊保險師協會會員。

葉黎成：61歲，自2005年7月起出任本公司投資管理委員會主任。自2005年10月和2002年9月分別出任平安證券有限責任公司董事長和首席執行官。2002年9月到2005年10月，擔任該公司總經理。1996年到2002年，葉先生在DBS唯高達香港有限公司擔任首席執行官。葉先生在1971年到1996年之間擔任新鴻基公司的執行董事。葉先生於2002年9月加入本公司。

其他主要管理人員

曹實凡：50歲，自2004年3月和2002年12月起分別出任中國平安財產保險股份有限公司董事長和首席執行官。

王利平：49歲，自2004年1月起出任本公司副總經理，自2005年8月起出任平安養老保險股份有限公司董事長兼總經理。

楊文斌：49歲，自2003年8月起出任本公司副總經理兼首席投資執行官，自2005年7月起出任平安資產管理有限責任公司董事長。

Stephen Thomas MELDRUM：63歲，自2003年2月起出任本公司副總經理兼首席精算執行官。

徐光中：59歲，自2003年2月和2003年6月起分別出任本公司副總經理和首席監察執行官，自2004年3月起出任平安銀行有限責任公司董事長。

楊秀麗：50歲，自2005年10月起出任本公司副總經理。

陳克祥：48歲，自2003年2月起出任本公司總經理助理，自2002年6月起出任本公司辦公室主任和董事會秘書長。

任滙川：36歲，自2004年2月和2003年2月分別出任本公司總經理助理和財務總監。

姚　軍：40歲，自2003年9月和2004年6月起分別出任本公司首席律師及本公司聯席秘書。

吳岳翰：36歲，自2005年8月起出任本公司首席市場執行官，自2004年12月起出任本公司總經理助理和戰略發展總監。

童　愷：35歲，自2004年9月起出任平安信托投資有限責任公司董事長兼首席執行官。

李源祥：40歲，自2006年1月和2005年1月起分別出任中國平安人壽保險股份有限公司首席執行官和總經理。

陳　強：56歲，自2005年5月起出任中國平安財產保險股份有限公司總經理。

陳昆德：50歲，自2005年6月起出任平安銀行有限責任公司行長。

羅世禮：43歲，自2006年2月起出任本公司總經理助理兼首席信息執行官。

吳冠新：41歲，自2003年8月出任本公司副總經理兼首席稽核執行官，並於2006年3月由於個人原因辭任。

葉素蘭：49歲，自2006年3月起出任本公司總經理助理兼首席稽核執行官。

張振堂：44歲，自2006年3月起出任平安健康保險股份有限公司董事長，自2003年4月起出任平安人壽保險股份有限公司副總經理。

吳　平：49歲，自2005年7月起出任平安資產管理有限責任公司總經理。

宋成立：45歲，自2003年7月起出任平安信託投資有限責任公司總經理。

陳卓然：45歲，自2006年1月起出任平安證券有限責任公司總經理。

公司聯席秘書

姚　軍：40歲，自2003年9月和2004年6月起分別出任本公司首席律師及本公司聯席秘書。姚先生曾任通商律師事務所合伙人。姚先生獲得北京大學法學碩士學位。

沈施加美：49歲，自2004年6月起出任本公司聯席秘書。沈女士曾在一家國際會計師事務所的公司秘書部任職20多年，至今為許多上市公司客戶提供專業服務。沈女士是香港公司秘書公會、香港特許秘書及行政人員公會及香港董事學會資深會員。除在平安任職外，沈女士還出任另外兩家上市公司的公司秘書及一家於香港聯交所主板上市的房地產投資信托基金的管理人之公司秘書。

合資格會計師

吳達川：33歲，自2005年4月和2005年10月起分別出任本公司合資格會計師和財務部副總經理。吳先生持有新加坡南洋理工大學的會計學學士學位及為香港會計師公會、新加坡會計師協會、澳大利亞註冊會計師協會、註冊金融分析師協會會員及國際風險專家協會資深會員。2003年12月加入本公司前，吳先生於安永會計師事務所環球金融服務部擔任審計經理。











業務回顧



2005年，本公司繼續致力於通過公司的多渠道分銷網絡，向客戶提供多種金融產品和服務。借助旗下主要子公司，即平安壽險、平安產險、平安信託、平安證券、平安銀行、平安養老險、平安健康險及平安資產管理，本公司以統一的品牌向客戶提供多種金融產品和服務。本公司業務獲得全面盈利增長，尤其是核心壽險和產險業務淨利潤創出歷史新高。本公司壽險和產險業務，分別約佔本公司2005年總收入的84.5%及13.9%。

從毛承保保費及保單費收入來衡量，本公司是中國最大保險公司之一。在2005年，本公司的毛承保保費及保單費收入為人民幣590.21億元，其中壽險業務為人民幣469.45億元，約佔79.5%，產險業務為人民幣120.76億元，約佔20.5%。

人壽保險

下表載列本公司壽險業務的某些財務和經營數據：

截至12月31日止年度 **(人民幣百萬元，比例除外)**	**2005年**	2004年
毛承保保費及保單費收入	**46,945**	49,883
個人壽險	**38,758**	35,949
銀行保險	**1,133**	5,836
團體保險	**7,054**	8,098
保費存款	**11,746**	4,846
個人壽險	**7,411**	4,215
銀行保險	**4,091**	81
團體保險	**244**	550
毛承保保費、保單費收入及保費存款	**58,691**	54,729
毛承保保費、保單費收入及保費存款的市場佔有率[1]	**16.1%**	17.2%

(1) 依據本公司按照中國公認會計準則編製的財務數據和中國國家統計局頒佈的按照中國公認會計準則計算的中國保險行業數據。

於12月31日或截至12月31日止年度	**2005年**	2004年
客戶數量：		
個人(千)	**30,312**	28,362
公司(千)	**267**	177
合計(千)	**30,579**	28,539
保單繼續率：		
13個月	**85.9%**	87.5%
25個月	**81.9%**	80.3%
代理人產能：		
代理人首年保費、保單費收入及保費存款(人均每月)	**4,446**	3,245
代理人壽險新保單件數(人均每月)	**2.3**	2.3

從毛承保保費、保單費收入及保費存款來衡量，平安壽險是中國第二大壽險公司。依據本公司按照中國公認會計準則編製的財務數據和中國國家統計局頒佈的按照中國公認會計準則計算的中國保險行業數據，2005年，平安壽險的毛承保保費、保單費收入及保費存款約佔中國壽險公司毛承保保費、保單費收入及保費存款總額的16.1%。透過廣泛分銷網絡，本公司銷售各類型風險及儲蓄產品，以針對客戶在不同階段的需要。

平安壽險是中國盈利能力最強的壽險公司之一。2005年，本公司繼續採取專注於財務實力、代理業務發展、產品創新及服務提升的核心策略。因此，2005年來自個人壽險業務的毛承保保費、保單費收入及保費存款佔壽險業務毛承保保費、保單費收入及保費存款總額約78.7%，而2004年同期則約為73.4%。特別是，2005年，大部分個人壽險首年保費均來自期繳保費產品。本公司專注於期繳保費個人壽險產品以提供穩定收入，以確保獲得長期穩定的盈利。此外，本年度的新業務價值為人民幣45.39億元，較去年增長16.0%。

2005年，平安壽險的團體保險業務專注於發展員工福利保障計劃。本公司繼續調整團體保險業務模式，使其更加合理，並從業務轉型中取得滿意成果。本公司將利用新機會向本集團的公司客戶銷售養老保險產品，該等產品將由本公司新成立的子公司平安養老險推出。

銀行保險業務方面，本公司仍繼續控制其銀行保險產品的銷售以保持利潤率。此外，本公司亦開拓與其他銀行進行創新的合作模式，以向客戶銷售更為成熟的保險產品。

品質改進

本公司通過持續優化銷售代理人培訓機制，提升了銷售代理人的產能和專業化水平。本公司亦繼續致力提升客戶服務。因此，於2005年12月31日，個人壽險客戶13個月及25個月保單繼續率分別保持在85%及80%以上，令人滿意。

歷史遺留高保證收益率產品

與中國其他各大壽險公司一樣，由於當時的市場利率較高，本公司在1995年到1999年期間對本公司的壽險產品提供了等於或超過5%的較高的保證收益率。1999年6月，中國保險監督管理委員會(「中國保監會」)規定壽險公司可以在其產品上提供的保證收益率最多為2.5%。因此，本公司自1999年6月起提供的保證收益產品的保證收益率不超過2.5%。於2005年12月31日，按中國公認會計準則計算的高保證收益率壽險保單的壽險責任準備金，佔本公司壽險責任準備金總額的40.0%，而於2004年12月31日則佔42.0%。2005年本公司所有保證收益率壽險產品的平均定價收益率約為4.7%，而2004年則為4.8%。隨着提供較低保證收益率或不提供保證收益率之新保單持續增長，預期這些高保證收益率保單在本公司總有效壽險保單中的比例將不斷下降。

分銷網絡

平安壽險的人壽保險產品主要通過分銷網絡進行分銷，這個網絡由約20萬名個人壽險銷售代理人、約1,600名團體保險銷售代表以及約27,200個與平安壽險訂立銀行保險協議的中國郵政和商業銀行網點的銷售隊伍組成。

下表載列於所示日期，有關平安壽險分銷渠道的若干資料：

於12月31日	2005年	2004年
個人壽險銷售代理人數量	**200,193**	199,997
團體保險銷售代表數量	**1,644**	1,605
銀行保險銷售網點	**27,222**	20,023

客戶

截至2005年12月31日，本公司壽險業務毛承保保費、保單費收入及保費存款中有約47.9%來自位於上海、廣東、北京、江蘇和山東或鄰近區域等中國經濟較發達地區的客戶。本公司相信，這些地區和其他經濟較發達地區將繼續為進一步的盈利性增長提供更大的潛力。於2005年12月31日，平安壽險約有3,000萬名個人客戶和26.7萬名公司客戶。

財產保險

下表載列本公司產險業務的某些財務和經營數據：

截至12月31日止年度 (人民幣百萬元，比例除外)	2005年	2004年
毛承保保費收入	**12,076**	10,150
機動車輛	**7,497**	6,232
非機動車輛	**4,044**	3,545
意外與健康	**535**	373
毛承保保費收入的市場佔有率[(1)]	**9.9%**	9.5%

(1) 依據本公司按照中國公認會計準則編製的財務數據和中國國家統計局頒佈的按照中國公認會計準則計算的中國保險行業數據。

於12月31日或截至12月31日止年度	**2005年**	2004年
綜合成本率：		
費用率	**23.3%**	20.2%
賠付率	**72.0%**	77.0%
綜合成本率	**95.3%**	97.2%
客戶數量：		
個人（千）	**6,006**	5,519
公司（千）	**1,680**	613
合計（千）	**7,686**	6,132

從毛承保保費收入來衡量，平安產險是中國第三大財產保險公司。依據本公司按照中國公認會計準則編製的財務數據和中國國家統計局頒佈的按照中國公認會計準則計算的中國保險行業數據，2005年，平安產險的毛承保保費收入約佔中國產險公司毛承保保費收入總額的9.9%。

2005年，因有更多新公司成立開業令產險行業競爭愈趨激烈。在新公司以激進策略取得重大市場佔有率的同時，本公司主要競爭對手則因戰略調整而失去市場佔有率。因承保能力的提高，平安產險的保費收入取得強勁增長，這主要取決於本公司的財務實力、承保技術、卓越服務及營運效率，以上優勢將推動本公司的未來增長和成就。

2005年，本公司產險業務的毛承保保費收入及淨利潤分別達人民幣120.76億元及人民幣4.22億元，同比增長分別為19.0%及94.5%，均高於市場平均增長水平。產險在各險種、各渠道、各區域、各客戶類型上均取得全面增長，市場佔有率從2004年的9.5%攀升至2005年的9.9%。

品質改進

本公司繼續專注於控制承保風險及提升服務水平。該策略使本公司賠付率顯著降低，因此，本公司的綜合成本率由2004年的97.2%降低至2005年的95.3%。

分銷網絡

平安產險的財產保險產品分銷網絡包括遍佈中國各省、自治區和直轄市的39家分公司及遍佈中國各地的1,000多個分支機構。平安產險分銷其財產保險產品的途徑主要是平安產險的內部銷售代表和銀行、汽車經銷商等各種保險代理人和保險經紀。

下表載列於所示日期，有關平安產險分銷渠道的若干資料：

於12月31日	2005年	2004年
直銷銷售代表數量	7,708	6,975
保險代理人數量	6,176	6,168

客戶

截至2005年12月31日，本公司產險業務的毛承保保費收入中有約49.4%來自位於廣東、上海、北京、浙江和江蘇或鄰近區域等中國經濟較發達地區的客戶。本公司相信，這些地區及其他經濟較發達地區將繼續為進一步的盈利性增長提供更大的潛力。於2005年12月31日，平安產險約有600萬名個人客戶和168萬名公司客戶。

平安信託

本公司通過平安信託向客戶提供資產管理服務。此外，平安信託亦作為本公司若干長期權益投資之投資控股公司，以及向本公司其他子公司提供房地產開發、管理及租賃服務。平安信托管理的信託資產由2004年12月31日的人民幣10.84億元增至2005年12月31日的人民幣33.30億元。2005年，本公司信託業務開發了多項新產品，如物業投資信託基金及小額消費信貸。該等新產品為本公司信託業務提供收入增長的新機會。

平安證券

本公司通過平安證券經營證券業務，平安證券通過其遍佈中國的22家分公司和本公司PA18金融門戶網站向客戶提供證券服務。本公司通過平安證券向客戶提供的主要服務包括經紀服務、投資銀行服務、資產管理服務及顧問服務。經紀服務包括為客戶在上交所及深交所進行股票及債券買賣、代客戶持有實物證券及代向客戶派發股息及支付未償還本金利息。投資銀行服務包括證券包銷、提供併購及重組之財務咨詢、證券業務培訓及提供市場及交易資料。資產管理服務包括管理客戶的證券組合及提供資產管理意見。儘管市場環境惡劣，2005年平安證券仍實現淨利潤人民幣6百萬元。

平安銀行

2005年2月，平安銀行獲中國銀行業監督管理委員會(「中國銀監會」)批准將總行由福建遷往上海。平安銀行現正申請人民幣業務經營資格，預期可於短期內獲得。2005年平安銀行的業務顯著增長，平安銀行的貸款餘額由2004年12月31日的人民幣0.71億元增至2005年12月31日的人民幣2.52億元。2005年平安銀行的淨利潤增至人民幣7百萬元。

平安養老險

平安養老險成立於2004年12月13日。隨着中國退休金管理制度的改革，養老保險業務的市場潛力十分巨大，並極具吸引力。平安養老險已取得受托人及投資管理人資格經營年金業務。平安養老險擬利用本集團保險業務龐大的企業客戶基礎以取得未來發展。

平安健康險

平安健康險成立於2005年6月13日，目前正建立健康險業務模式。本公司認為此項業務有巨大潛力，並已成立一支具國際專業知識的團隊，設計創新產品及服務，把握市場增長機遇。

平安資產管理

平安資產管理成立於2005年5月27日。成立資產管理子公司後，本公司便可成立一支由投資專家組成的專職團隊以負責發掘新投資機會。本公司專注的一項新的重要投資渠道是基建投資，此種投資形式可使本公司在一段較長期間內取得穩定的較高投資回報。這可提高本公司資產負債管理的能力。

整合後援中心

上海張江後援中心建設項目已取得可喜的進展，全國後援管理中心(IOC)的大部分工程已完成。IOC由一個文檔作業部、一個會計作業部、一個客戶服務中心和以不同業務系列為基礎的業務處理中心組成。IOC旨在集中處理所有後援業務運作及推動客戶服務水平。

截至本報告刊發時，本公司已達至以下具體進展：

- 近70%個人壽險業務及銀行保險業務的核保及文檔作業已集中；
- 近70%壽險業務及近20%產險業務的理賠作業已集中；
- 近50%的營業費用會計核算作業已集中；
- 建立了全國電話中心，為所有壽險客戶及近40%的產險客戶提供服務。

建成之後，全國後援管理中心將是亞洲最大的金融後援中心之一，並將有助於提升本集團的業務品質與服務效率，以達到國際標準。尤其是，本公司相信新的IOC中心可提高本公司的市場營銷能力，改善及集中本公司在壽險及產險核保及理賠方面的管理工作，加強本公司的內部控制及風險管理系統，通過對不同管理層級的權責作恰當劃分以提高管理效率，以及降低營運成本和提升整體盈利能力。

監管最新發展

於2005年，全國人大常委會、中國保監會及其他有關中國監管機構頒佈包括公司法(2005年修訂)及證券法(2005年修訂)等一系列新法律法規。

《中華人民共和國公司法》(2005年修訂)

於2005年10月27日，第十屆全國人大常委會第十八次會議通過了修訂後的《中華人民共和國公司法》(「《公司法》」)。新《公司法》大幅度地降低了公司設立的最低註冊資本要求，放寬了股東出資方式的限制，允許出資的分期繳納，取消了公司轉投資數額的限制，擴大了公司回購股份的情形；並賦予少數股東股東大會的請求權、召集權和主持權，允許公司實行累積投票制，限制關聯股東及董事的表決權，規定對股東大會的某些決議持有異議的股東享有要求公司收購其股份的請求權，董事、監事不履行職責時股東代表公司提起訴訟的權利等。新《公司法》於2006年1月1日起實施。

《中華人民共和國證券法》(2005年修訂)

於2005年10月27日，修訂後的《中華人民共和國證券法》(「《證券法》」)經第十屆全國人大常委會第十八次會議審議通過。新《證券法》對資本市場一些基本制度作了較大的調整和補充，拓寬了調整範圍，將證券衍生品種的發行、交易納入《證券法》的適用範圍；在堅持分業管理的前提下，為證券業和銀行業、信託業、保險業的混業經營預留了空間；強調了對投資者合法權益的保護；完善上市公司治理和監管，促進證券公司的規範和發展；完善證券發行、上市制度。此外，新《證券法》調整了證券登記結算制度，充實了證券監督管理機構的執法權限和手段，細化了對證券違法行為的處罰等。新《證券法》於2006年1月1日起實施。

《信託投資公司信息披露管理暫行辦法》

於2005年1月18日，中國銀監會頒布了《信託投資公司信息披露暫行辦法》(「《暫行辦法》」)。《暫行辦法》規定了信息披露的主要原則和內容，並列明披露的主要方式包括年度報告和臨時報告。根據《暫行辦法》，信託公司的信息披露工作將從2005年1月1日至2008年1月1日3年內分階段進行。

《外資銀行法人機構公司治理指引》

於2005年4月20日，中國銀監會頒發了《外資銀行法人機構公司治理指引》，從股東結構，董事會組成，高級管理層選任，監督內審，關聯交易以及激勵機制和信息披露等7個方面對外資銀行的法人治理結構進行了詳細規定。

《關於保險資金股票投資有關問題的通知》

於2005年2月17日，中國保監會頒布了《關於保險資金股票投資有關問題的通知》，對保險機構投資者股票投資的總比例和單項比例作了明確規定，並要求保險機構投資者建立切實可行的風險控制制度。

《保險機構投資者債券投資管理暫行辦法》

於2005年8月17日，中國保監會頒布了《保險機構投資者債券投資管理暫行辦法》，重新劃分了債券類別，增加了新的投資品種，如：商業銀行金融債券、國際開發機構人民幣債券、短期融資券，並針對信用等級不同的投資品種規定不同的投資比例。

《保險外匯資金境外運用管理暫行辦法實施細則》

於2005年9月1日，中國保監會頒布了《保險外匯資金境外運用管理暫行辦法實施細則》，進一步放開了保險外匯資金境外的運用渠道，訂明有關投資品種、投資比例、幣種配置及投資管理的規定。根據其明確規定，保險外匯資金可以投資於結構性存款、住房抵押貸款證券(MBS)、貨幣市場基金及中國企業在境外發行的股票等投資品種。

《再保險業務管理規定》

於2005年10月14日，中國保監會頒布了《再保險業務管理規定》，一方面，要求財產再保險應當優先向中國境內至少兩家專業再保險公司發出要約，並且要約分出的份額之和不得低於分出業務的50%。另一方面，對風險集中的程度規定了限制性比例，即每一危險單位分給同一家再保險分入公司的業務量不得超過直接保險業務的80%。《再保險業務管理規定》自2005年12月1日起開始實施。

董事會同仁謹此提呈本公司及其子公司(「本集團」)截至2005年12月31日止年度的年報及經審核合併財務報表。

1. 主要業務

本集團的主要業務包括提供多元化的金融產品及服務，主要著力於提供人身保險產品及財產保險產品。年內，本集團的主要業務性質並無重大變動。

2. 業績及股息

本集團於2005年的淨利潤及本公司及本集團於該日的財務狀況載於財務報表第79頁至第158頁。

於2006年3月29日，董事建議派發2006年度特別中期股息每股人民幣0.20元，共計人民幣12.39億元，將於本公司於2006年5月初收取一家子公司的股息人民幣43.64億元後支付。建議須待股東於2006年5月25日的批准。

3. 本公司首次公開發售所得款項之用途

本公司於2004年6月在香港聯合交易所有限公司(「聯交所」)上市發行新股經扣除有關發行開支之所得款項淨額約為人民幣132.79億元。於2005年12月31日，所得款項淨額已如本公司招股章程所述用作一般企業用途及改善業務運營。所得款項構成本集團流動資金一部份，並按照中國相關法規進行投資。

4. 財務信息摘要

本集團過去五個財政年度已公佈業績及資產與負債之摘要列報如下：

利潤表

截至12月31日止年度(人民幣百萬元)	2001年	2002年	2003年	2004年	**2005年**
總收入	41,834	58,748	66,623	63,193	**64,590**
淨利潤	2,954	2,005	2,327	3,146	**4,265**

資產負債表

於12月31日(人民幣百萬元)	2001年	2002年	2003年	2004年	**2005年**
總資產	108,714	162,596	206,044	264,439	**319,706**
總負債	103,342	150,796	192,755	235,812	**286,184**
權益總額	5,372	11,800	13,289	28,627	**33,522**

* 2001年度、2002年度及2003年度的比較數字未根據2005年度的會計政策變更進行追溯調整。

5. 儲備

年內本公司及本集團儲備變動詳情分別載於合併財務報表附註33及合併權益變動表。

6. 慈善及其他捐款

本公司於2005年的慈善捐款為人民幣3百萬元。

7. 物業、機器及設備和投資物業

本集團於年內之物業、機器及設備和投資物業變動詳情分別載於合併財務報表附註26及20。

8. 股本

年內，本公司之法定或已發行股本並無任何變動。

9. 優先認股權

中國公司法或公司章程並無有關優先認股權之規定，以迫使本公司按現時股權之比例向其現有股東發行新股份。

10. 購買、贖回或出售本公司上市證券

年內，本公司或其任何子公司概無購買、贖回或出售本公司任何上市證券。

11. 累計虧損及可供分派儲備

於2005年12月31日，按照有關法規計算，本公司的可供分配儲備為累計虧損共計人民幣16.52億元。於同日，本集團的合併未分配利潤為人民幣53.08億元。於2006年3月23日，本公司的一家子公司建議分派股息，據此，本公司將於2006年5月初收取人民幣43.64億元。本公司收取該筆股息後將使本公司儲備中的未分配利潤可供分配。

12. 主要客戶

於回顧年內，本集團五大客戶的毛承保保費、保單費收入及保費存款佔年內毛承保保費、保單費收入及保費存款少於30%。

概無本公司董事或彼等任何聯繫人士或任何股東(就董事所知，其擁有本公司已發行股本超過5%)於本集團五大客戶中擁有任何實益權益。

13. 董事及監事

本公司於年內之董事如下：

姓名	委任為董事日期
執行董事：	
馬明哲	1988年3月21日
孫建一	1995年3月29日
非執行董事	
Henry CORNELL	1998年10月26日
黃建平	2002年5月30日
劉海峰	2002年5月30日
林友鋒	2002年10月8日
張利華	2002年10月8日
Anthony Philip HOPE	2002年11月25日
葉迪奇（於2005年5月1日辭任）	2002年11月25日
竇文偉	2003年5月16日
樊剛	2003年5月16日
林麗君	2003年5月16日
石聿新	2003年10月10日
胡愛民	2004年3月9日
陳洪博	2005年6月23日
獨立非執行董事	
鮑友德	1995年9月27日
鄺志強	2003年5月16日
張永鋭	2003年5月16日
周永健	2005年6月23日

本公司於年內之監事如下：

姓名	職位	委任為監事日期
肖少聯	外部監事	1994年8月3日
陳尚武	外部監事	1994年8月3日
孫福信	外部監事	2003年5月16日
段偉紅	監事	2003年5月16日
周福林	監事	2003年5月16日
陳波海	監事	2003年5月16日
何沛泉	監事	1998年4月30日
宋連坤	監事	2003年5月16日
何實	監事	2003年5月16日

自2006年1月1日起至本年報刊發日期，董事及監事概無任何變動。

本公司已接獲鮑友德先生、鄺志強先生、張永鋭先生及周永健先生之年度獨立性確認書，於本年報刊發日期，彼等仍被視為獨立非執行董事(定義見聯交所證券上市規則(「上市規則」))。

14. 董事、監事及高級管理層簡歷

於本年報日期，董事、監事及高級管理層簡歷載於本年報第11頁至第17頁。

15. 董事及監事之服務合約及薪酬

於2004年5月10日，本公司與每位執行董事訂立為期三年的服務合約。執行董事的服務合約可由任何一方向另一方發出不少於六個月書面通知後終止。根據公司章程，董事及監事的酬金將由本公司股東於股東大會上釐定。

除上述者外，概無擬於即將舉行的股東週年大會上膺選連任的董事或監事與本公司訂立屬本公司於一年內不可在不予賠償(法定賠償除外)的情況下終止之服務合約。

董事及監事截至2005年12月31日止年度之薪酬詳情載於合併財務報表附註44。

16. 董事及監事於重要合約之權益

董事或監事於2005年內概無於任何對本集團之業務為重要的合約(本公司或其任何子公司為其訂約方)中直接或間接擁有重大利益。

17. 董事及監事於股份之權益及淡倉

於2005年12月31日，概無董事或監事登記本公司或其任何相聯法團之股份或相關股份中的權益或淡倉，而該權益或淡倉是根據香港證券及期貨條例(「證券及期貨條例」)第352條須予備存之登記冊所記錄者，或根據上市規則附錄10所載「上市發行人董事進行證券交易之標準守則」(「標準守則」)須通知本公司及香港聯交所者。

18. 董事及監事收購股份之權利

本公司董事、監事或彼等各自之配偶或未成年子女於本年度內任何時間概無獲授權通過收購本公司股份或債券而獲取利益或行使該等權利，而本公司或其任何子公司於本年度內並無參與任何安排，致使本公司各董事或監事於其他法人團體取得該等權利。

19. 董事及監事於競爭業務之權益

於2005年及截至本年報刊發日期，下列董事被視為於與本集團之業務直接或間接構成競爭或可能構成競爭之業務(定義見上市規則)中擁有權益：

本公司非執行董事Anthony Philip HOPE先生分別為滙豐人壽保險(國際)有限公司及滙豐保險(亞洲)有限責任公司之董事，此等公司獲香港保險管理局授權於香港從事長期保險業務、財產保險及綜合保險業務。

由於本公司之子公司中國平安保險(香港)有限公司獲香港保險管理局授權從事財產保險業務，與滙豐人壽保險(國際)有限公司及滙豐保險(亞洲)有限責任公司獲授權之保險業務在一定程度上出現重疊，因而可能與中國平安保險(香港)有限公司之業務構成競爭。

除已披露者外，本公司董事概不存在任何業務競爭利益，不可能與本集團的業務構成直接或間接競爭。

20. 權益披露

主要股東及其他人士於股份及相關股份擁有之權益及淡倉

於2005年12月31日，下列人士(本公司之董事及監事除外)於本公司股份中擁有登記於本公司根據證券及期貨條例第336條存置之登記冊之權益：

1. 有權在本公司任何股東大會行使或控制10%或以上投票權之主要股東之權益及淡倉

主要股東名稱	H/內資(「D」)股	身份	附註	H/D股數目	權益性質	佔全部已發行H/D股百分比(%)	佔全部已發行股份百分比(%)
滙豐控股有限公司	H	受控制企業權益	1, 2, 3	1,233,870,388	好倉	48.22	19.92

2. 其他主要股東之權益及淡倉

主要股東名稱	H/內資(「D」)股	身份	附註	H/D股數目	權益性質	佔全部已發行H/D股百分比(%)	佔全部已發行股份百分比(%)
滙豐保險控股有限公司	H	實益擁有人	1	618,886,334	好倉	24.19	9.99
香港上海滙豐銀行有限公司	H	實益擁有人	3	614,099,279	好倉	24.00	9.91
深圳市景傲實業發展有限公司	D	受控制企業權益	4	148,000,000	好倉	4.07	2.39
		實益擁有人		331,117,788	好倉	9.11	5.34
				479,117,788		13.18	7.73
平安證券有限責任公司工會委員會	D	受控制企業權益	4	479,117,788	好倉	13.18	7.73
平安信託投資有限責任公司工會委員會	D	受控制企業權益	4	479,117,788	好倉	13.18	7.73
深圳市新豪時投資發展有限公司	D	實益擁有人	5	389,592,366	好倉	10.71	6.29
中國平安保險(集團)股份有限公司工會工作委員會	D	受控制企業權益	5	389,592,366	好倉	10.71	6.29
廣州市恒德貿易發展有限公司	D	實益擁有人	6	200,000,000	好倉	5.50	3.23
李兆楠	D	受控制企業權益	6	200,000,000	好倉	5.50	3.23
深圳市投資控股有限公司	D	實益擁有人		543,181,445	好倉	14.94	8.77
深圳市深業投資開發有限公司	D	實益擁有人		301,585,684	好倉	8.29	4.87
源信行投資有限公司	D	實益擁有人		380,000,000	好倉	10.45	6.13
寶華集團有限公司	D	實益擁有人		332,526,844	好倉	9.14	5.37
武漢武新實業有限公司*	D	實益擁有人		195,455,920	好倉	5.37	3.16

* *於2005年6月10日改名為深圳市武新裕福實業有限公司。*

附註：

(1) 滙豐保險控股有限公司為滙豐控股有限公司的全資子公司，故其持有的本公司618,886,334股已作為滙豐控股有限公司持有的權益計入。

(2) 除以上(1)外，滙豐控股有限公司亦因擁有直接持有本公司884,775股權益的HSBC CCF Financial Products (France) SNC（「CCF SNC」）的控制權而持有本公司的權益。

CCF SNC由CCF S.A.擁有全部權益，而CCF S.A.則由HSBC Bank plc擁有99.99%權益。滙豐控股有限公司則擁有HSBC Bank plc全部權益。

(3) 香港上海滙豐銀行有限公司由HSBC Asia Holdings BV持有84.19%權益，而HSBC Asia Holdings BV乃HSBC Asia Holdings (UK)的全資子公司，HSBC Asia Holdings (UK)則為HSBC Holdings BV的全資子公司。香港上海滙豐銀行有限公司其餘15.81%權益則由滙豐控股有限公司的全資子公司HSBC Finance (Netherlands)擁有。HSBC Finance (Netherlands)則擁有HSBC Holdings BV全部權益。

(4) 深圳市江南實業發展有限公司(持有148,000,000股)由深圳市景傲實業發展有限公司擁有69.11%權益，而後者則分別由平安證券有限責任公司工會委員會及平安信託投資有限責任公司工會委員會擁有80%及20%權益。479,117,788股的權益乃關於本公司同一組股份。

(5) 深圳市新豪時投資發展有限公司乃由中國平安保險(集團)股份有限公司工會工作委員會擁有95%權益。389,592,366股的權益乃關於本公司同一組股份。

(6) 廣州市恒德貿易發展有限公司由李兆楠擁有90%權益。200,000,000股的權益乃關於本公司同一組股份。

除上文所披露者外，本公司並不知悉任何其他人士(本公司董事及監事除外)於2005年12月31日在本公司股份及相關股份中擁有須登記於公司根據證券及期貨條例第336條存置之登記冊之任何權益或淡倉。

董事及監事之權益及淡倉

於2005年12月31日，本公司董事或監事概無於本公司或其任何相聯法團(定義見證券及期貨條例)之股份、相關股份或債權證中持有或被視為持有根據證券及期貨條例第352條須予備存之登記冊所記錄之權益或淡倉，或根據聯交所上市規則所載標準守則董事或監事須通知本公司及聯交所之權益或淡倉；彼等亦無獲授予權利以收購本公司或其任何相關法團之任何股份或債權證權益。

21. 持續關連交易

於2005年，本公司及本集團有下列持續關連交易：

1. 與滙豐銀行訂立之銀行存款安排

本集團在日常業務過程中按照一般商業條款在香港上海滙豐銀行有限公司(「滙豐銀行」)存有銀行存款餘額。有關存款按照一般商業利率計算利息。滙豐銀行因身為平安銀行(本公司擁有72.65%權益之子公司)主要股東而成為本公司之關連人士。

於2005年12月31日，本集團存於滙豐銀行的銀行存款餘額合計大約為美元0.29億元。

2. 與工商銀行訂立之銀行保險業務安排

2001年8月6日，本公司在日常業務過程中按照一般的商業條款與中國工商銀行股份有限公司(「工商銀行」)就保險代理服務簽訂了合作協議(「銀行保險協議」)。根據銀行保險協議，(i)工商銀行同意通過其分行及其他渠道向本集團提供有關本集團保險產品的保險代理服務，包括銷售保險產品及收取承保保費，及(ii)本公司各分公司與工商銀行各分行就銀行保險產品的條款、有關服務的實施及代理費的釐定和支付已經達成並將繼續達成各種具體協議。本公司成立時，工商銀行乃本公司之發起人。

於2005年，本集團根據本集團各分公司與工商銀行各分行所訂立特別協議就銀行保險服務支付予工商銀行的代理費(按淨保費的固定百分比計算)合計大約為人民幣0.53億元。

3. 與工商銀行訂立之銀行存款安排

本集團在日常業務過程中按照一般商業條款，在工商銀行或其子公司工商銀行(亞洲)有限公司(「工銀亞洲」)存有人民幣、港元及美元存款餘額，以取得利息回報。

於2005年12月31日，本集團存於工商銀行及工銀亞洲的各類貨幣銀行存款餘額合計大約為人民幣101.41億元。

本公司已就本集團上述持續關連交易提出申請，而聯交所已批准本公司豁免嚴格遵守上市規則須就持續關連交易刊發公佈及取得獨立股東批准之規定。

經審閱上述持續關連交易後，獨立非執行董事認為，上述由本集團訂立之持續關連交易：

1. 該等交易於本公司日常業務過程中訂立；

2. 乃按一般商業條款或不遜於獨立第三方所獲或給予(如適用)本集團之條款訂立；及

3. 乃根據監管該等交易之協議條款訂立，且對本公司股東而言該交易條款公平合理，並符合本公司股東之整體利益。

本公司接獲核數師之函件，指出上述交易：

1. 已取得本公司董事會(「董事會」)批准；

2. 乃根據規管有關交易之相關協議而訂立；及

3. 於2005年並無超過下述之上限：

   i. 與滙豐銀行訂立之銀行存款安排：於任何日期為美元23.36億元；

   ii. 與中國工商銀行訂立之銀行保險業務安排：人民幣1.50億元；及

   iii. 於中國工商銀行及其聯繫人之銀行存款： 於任何日期為人民幣249.00億元。

22. 關連交易

於2005年，本公司及本集團有下列關連交易：

1. 第一增資協議

於2005年4月4日，本公司宣佈，當時本公司持有約99.26%權益的於中國註冊成立的子公司平安信託投資有限責任公司(「平安信託」)，與當時本公司持有約74.44%權益的於中國註冊成立的子公司平安證券有限責任公司(「平安證券」)於同日訂立一項增資協議(「第一增資協議」)，據此，經有關中國政府機構批准平安信託悉數注資人民幣3億元後，平安證券的註冊資本將由人民幣10億元增加至人民幣13億元。

第一增資協議於2005年5月8日獲得中國證券監督管理委員會(「中國證監會」)的批准，並於2005年7月22日完成。平安證券的額外注資人民幣3億元已於第一增資協議完成時以現金交付。平安證券增加的資本為平安證券提供額外營運資金及加強其運作。

於訂立第一增資協議時，深圳市新豪時投資發展有限公司（「新豪時發展」）為本公司發起人之一，持有本公司已發行股本約6.29%的權益，根據上市規則第14A.11(3)條，新豪時發展為本公司的關連人士。

此外，平安信託及平安證券分別為當時本公司擁有約99.26%及74.44%權益的子公司。由於新豪時發展當時持有平安證券約18%的股權，故其亦為平安證券的主要股東。因而根據上市規則第14A.11(5)條，平安證券為本公司的關連人士。

因此，第一增資協議構成本公司的一項關連交易。

在第一增資協議完成後，平安信託於平安證券的股權由約75%增加至約80.77%，而平安證券成為本公司擁有約80.38%權益的子公司。新豪時發展於平安證券的權益由約18%減少至約13.85%。

2. ***第二增資協議***

於2005年11月4日，本公司宣佈，平安信託與平安證券於同日訂立第二項增資協議（「第二增資協議」），據此，經有關中國政府機構批准平安信託悉數注資人民幣5億元後，平安證券的註冊資本將由人民幣13億元進一步增加至人民幣18億元。平安證券再次增加的資本為平安證券提供額外營運資金及加強其運作。

中國證監會的批准已於2005年12月14日獲得，相關的工商變更登記手續正在辦理中。平安證券的額外注資人民幣5億元已以現金支付。

3. ***股權轉讓協議***

於2005年11月4日，本公司亦宣佈，平安信託與新豪時發展於同日訂立一項股權轉讓協議（「股權轉讓協議」），據此，新豪時發展同意經有關中國政府機構批准後，以代價人民幣1,800,000元向平安信託轉讓其持有的平安證券股權，佔根據第二增資協議增資後經擴大的平安證券股權總額的0.1%。該代價由訂約各方根據第二增資協議增資後經擴大的平安證券註冊資本比例經公平協商釐定。

中國證監會的批准已於2005年12月14日獲得，相關的工商變更登記手續正在辦理中。股權轉讓代價已以現金支付。

平安信託及平安證券分別為當時本公司擁有約99.52%及80.38 %權益的子公司。由於新豪時發展持有平安證券約13.85%的股權，故其亦為平安證券的主要股東。因而根據上市規則第14A.11(5)條，平安證券為本公司的關連人士。

因此，第二增資協議及股權轉讓協議均構成本公司的一項關連交易。

在第二次增資及股權轉讓完成後，平安信託於平安證券的股權由約80.77%增加至約86.21%，而平安證券成為本公司擁有約85.80%權益的子公司。新豪時發展於平安證券的權益由約13.85%減少至約9.90%。

23. 董事會專門委員會

本公司已成立審核委員會、薪酬委員會及提名委員會。有關此等董事會專門委員會之詳情，請參閱本年報第46頁至第49頁企業管治報告內之相關部份。

24. 資產負債表日後事項

本集團之資產負債表日後事項之詳情載於合併財務報表附註50。

25. 遵守上市規則附錄14所載企業管治常規守則

除由馬明哲先生同時兼任本公司董事會董事長及首席執行官外，本公司董事概不知悉任何可合理地顯示本公司於2005年1月1日至2005年12月31日止期間任何時間未遵守上市規則附錄14所載的企業管治常規守則（「企業管治常規守則」）所列的適用守則條文的資料。有關本公司無意將本公司董事長及首席執行官的角色區分的安排及所考慮理由的詳情，載於本年報第42頁至第43頁企業管治報告「上市規則附錄14所載企業管治常規守則」一段。

26. 核數師

安永會計師事務所及安永華明會計師事務所分別為本公司截至2005年12月31日止年度之國際及中國核數師。繼續聘用安永會計師事務所為國際核數師及安永華明會計師事務所為中國核數師的議案將提呈予2006年5月25日舉行的股東週年大會審議。

27. 足夠公眾持股量

據本公司從公開途徑所得資料及據董事於本年報刊發前的最後實際可行日期(即2006年3月22日)所知，本公司不少於20%的已發行股本(即本公司股份適用之最低公眾持股量)一直由公眾持有。

28. 於聯交所網站披露資料

上市規則附錄16第46(1)至46(6)段所規定的全部資料，將於適當時候在聯交所網站(http://www.hkex.com.hk)上刊登。

承董事會命

馬明哲
董事長兼首席執行官

中國深圳
2006年3月29日

監事會報告

各位股東：

本報告期內，監事會全體成員按照《公司法》和本公司章程的有關規定，遵守誠信原則，認真履行監督職責，有效維護了股東、公司、員工的權益和利益。

監事會現有成員九人。本報告期內，監事會召開了一次財務檢查會議和兩次監事會會議，監事會各位成員出席監事會的情況具體如下：

監事類別	姓名	出席監事會次數／舉辦次數	出席率
外部監事	肖少聯(主席)	2/2	100%
	孫福信	2/2	100%
	陳尚武	2/2	100%
股東代表監事	段偉紅	2/2	100%
	周福林	2/2	100%
	陳波海	2/2	100%
職工代表監事	何沛泉	2/2	100%
	宋連坤	2/2	100%
	何實	2/2	100%

2005年9月，監事會部分成員和獨立非執行董事代表一起，分別對下屬中國平安財產保險股份有限公司和中國平安人壽保險股份有限公司的河南省、山西省分支機構展開了調研考察，並提出了專門的考察報告和改進建議。本報告期內，監事會成員列席了公司2005年股東週年大會、2005年第一次臨時股東大會和董事會的四次會議。通過以上工作，監事會對公司董事以及高級管理人員履行職責情況進行了檢查監督，保障了集團持續、穩定、健康的發展。

2006年3月28日召開的監事會2005年度財務檢查會議，審議討論了集團《2005年度財務檢查報告》和《監事會考察報告中的問題和建議的反饋》，分別審議通過了(i)按照中國會計準則編制的2005年度財務報告及核數師報告初稿和(ii)按照國際財務報告準則編制的2005年度財務報告及核數師報告初稿等資料。本監事會認為該財務報告已按有關的會計準則編制，會計處理方法遵循了一貫性原則，該財務報告真實、公允地反映了集團的財務狀況和經營業績。2006年3月29日召開的第四屆監事會第七次會議，審議通過了《監事會報告》、《關於第五屆監事會非職工代表監事候選人及其酬金的議案》、《監事會工作細則》、《監事行為規範》、《2005年度內部控制評估報告》及《2005年度廉政建設報告》。

監事會認為，本報告期內，董事會全體成員、首席執行官和其他高級管理人員遵守勤勉、誠信原則，忠實履行公司章程規定的職責，認真貫徹股東大會和董事會的各項決議，真誠地以公司價值最大化和股東權益最大化為出發點行事，為本公司的發展作出了不懈努力，未發現有違反法律、法規、公司章程的行為。

在新的一年中，公司監事會仍將一如既往地依據《公司法》、公司章程及香港上市規則的有關規定履行職責，謹遵誠信原則，加強監督力度，以維護和保障本公司及股東利益不受侵害為己任，忠實、勤勉地履行監督職責，努力做好各項工作。

承監事會命

肖少聯
監事會主席

中國深圳
2006年3月29日

董事會謹此就本公司截至2005年12月31日止年度的企業管治承諾及表現向股東匯報。本報告載有本公司遵守企業管治常規守則以及本公司董事及監事進行證券交易的操行守則(分別載於上市規則附錄14及附錄10)、本公司特定承諾及企業管治架構的資料,本報告末段還載有本公司應用企業管治常規守則原則的概要,以供股東評估該等原則的應用情況。

本公司致力不斷建立高水準的企業管治,並相信健全的企業管治可進一步提升本公司管理的高效及可靠性,並對本公司實現股東價值的最大化至關重要。

為了堅持高水準的企業管治,本公司繼續設立盡責、專業及具問責性的董事會及國際認可的高級管理層。有關彼等背景及經驗的資料載於本年報第11頁至17頁。

本公司的企業管治是通過架構層級,其中包括董事會、監事會及在董事會轄下設三個專門委員會(審核委員會、薪酬委員會及提名委員會)予以實施的。此外,本公司亦已在執行委員會(該委員會隸屬於董事會)之下設立了多個管理委員會,包括但不限於投資管理委員會、預算管理委員會和風險管理委員會。

董事會須共同負責編製本集團的合併財務報告,該報告是按持續經營基準編製,載於本年報第79至158頁。

上市規則附錄14所載企業管治常規守則

概述

回顧整個期間,除由馬明哲先生同時兼任本公司董事長與首席執行官外,本公司董事概不知悉任何可合理地顯示本公司未遵守企業管治常規守則所載適用守則條文的資料。有關馬先生的角色及由彼一人同時兼任此兩個職位的理由的詳情載於下文。

本公司董事長與首席執行官

企業管治常規守則的守則條文第A.2.1條規定,董事長與首席執行官須區分且不得由一人同時兼任。但如上文所述,馬明哲先生自本公司H股股份於2004年6月24日在聯交所首次上市以來,一直出任本公司董事長兼首席執行官。

然而，經考慮企業管治常規守則第A.2.1條的相關原則及審閱本公司管理架構後，董事會認為，董事長雖在票數相同時有決定投票權，但董事會的決定是由全體董事通過投票共同作出，而非由董事長單獨作出。董事會由18位董事組成。回顧整個期間，每次董事會會議均由不少於三分之二的董事出席。此外，誠如下文「董事會」一段中「董事會及年內舉行的董事會會議」之分段所述，董事會（其通過過半數投票達致共同決定）與負責本公司業務（其依賴本公司高級管理層的支持）的日常管理層有明確的分工。因此，本公司的管理權並非集中於任何一位個別人士。有關保留予董事會的職權及授予管理層的職權的詳細資料載於下文「董事會」一段「董事會及年內所舉行的董事會會議」分段。

此外，由於董事會有16位成員是非執行董事，董事長（亦是本公司首席執行官）的角色極其重要，因彼可：

1. 擔當董事會與日常管理層的密切溝通管道；

2. 確保董事會的指示及意見獲日常管理層全面及準確地執行；及

3. 維持董事會與日常管理層之間的權力平衡。

從本公司的管理歷史可以得知， 此套管理架構已證明既能向本公司提供有效管理，又可在最大程度上保障全體股東的權益。因此，本公司目前無意將董事長與首席執行官的角色分開。

本公司董事及監事進行證券交易的行為守則

於2004年5月28日，本公司已就本公司董事及監事進行證券交易採納一套行為守則，其條款的嚴謹程度不遜於上市規則所載的標準守則所規定的標準。經向所有本公司董事及監事作出特定查詢後，彼等確認，彼等於2005年1月1日至2005年12月31日期間已遵守標準守則及行為守則所規定的標準。

董事會

董事會及年內舉行的董事會會議

董事會負責本公司的管理，並就股東所委託的資產及資源向股東負責。董事會代表及有責任為股東的整體利益行事。董事會的主要職責及董事會可採取的決策類型中包括下列各項：

- 制訂本公司的整體方向、目標及策略、業務計劃及投資方案，同時監督及監察管理層的表現；
- 制訂本公司的年度預算、財務報表及監察本公司的業績表現；
- 制訂本公司的利潤分配及彌補虧損方案；
- 制訂合併或出售計劃及在股東大會授權範圍內，決定主要投資、資產抵押及其他形式的擔保事項；
- 制訂增加或減少本公司註冊資本及發行債券的方案；
- 聘任或者解聘公司首席執行官，根據首席執行官的提名，聘任或者解聘公司董事會秘書、首席營運官、首席財務官及常務執行委員等高級管理人員，決定其報酬事項；及
- 監督、評估及確保本公司內部控制系統的效能及對有關法律法規的遵守情況。

另一方面，授予管理層的職責、職能以及決策類型中包括下列各項：

- 實施董事會不時釐訂的本公司的整體方向、目標及策略、業務計劃及投資方案；及
- 對本公司業務進行日常管理。

目前有兩位執行董事及十六位非執行董事，其中四位為獨立非執行董事。每位董事的任期至本公司2006年股東週年大會結束時止。每位董事的簡歷均載於本年報第11頁至13頁。

於2005年，董事會共舉行5次董事會全體會議。所有該等會議均根據公司章程的規定召開，並由全體有權參與的董事出席，董事親身或透過電子通訊方式積極參與會議。

董事

	出席會議次數／舉行董事會會議次數	出席率
執行董事		
馬明哲(董事長)	5/5	100%
孫建一	5/5	100%
非執行董事		
Henry CORNELL	5/5	100%
黃建平	5/5	100%
劉海峰	5/5	100%
林友鋒	5/5	100%
張利華	5/5	100%
Anthony Philip HOPE	5/5	100%
葉迪奇(已辭任，自2005年5月1日起生效)	2/2	100%
竇文偉	5/5	100%
樊剛	5/5	100%
林麗君	5/5	100%
石聿新	5/5	100%
胡愛民	5/5	100%
陳洪博(於2005年6月23日獲委任)	3/3	100%
獨立非執行董事		
鮑友德	5/5	100%
鄺志強	5/5	100%
張永鋭	5/5	100%
周永健(於2005年6月23日獲委任)	3/3	100%

獨立非執行董事

各獨立非執行董事均符合上市規則第3.13條所載獨立性指引的規定，並已向本公司提交有關其獨立性的年度確認書。本公司獨立非執行董事概無擁有本公司或其子公司任何業務或財務權益，本公司繼續認為彼等具有獨立性。而且，該等人士禁止於本公司擔任行政職務。獨立非執行董事對本公司及其股東負有誠信義務，尤其受託負責保障少數股東的權益。他們在董事會決策過程中起著重要的制衡作用，且為企業管治的關鍵環節。此外，他們豐富的業務及財務經驗對本公司順利發展甚為重要。於2005年，獨立非執行董事在董事會上就股東及本公司整體而言有關的多項事宜發表了他們的見解及意見。

此外，為進一步加強董事會的獨立性，本公司於2005年增加委任一位獨立非執行董事，將獨立非執行董事的人數從三人增加到四人，超過上市規則規定的獨立非執行董事的最少人數。

董事會專門委員會

本公司已成立審核委員會、薪酬委員會及提名委員會。有關該等委員會各自角色、職能及組成的詳情載於下文。

審核委員會

審核委員會的主要職責是審閱及監督本公司的財務報告程序、內部審核及控制程序。審核委員會亦負責檢討外聘核數師的委任、外聘核數師酬金及有關外聘核數師任免的任何事宜。此外，審核委員會亦審查本公司內部控制的有效性，其中涉及定期審查公司不同管治結構及業務流程下的內部控制，並考慮各自的潛在風險及迫切程度，以確保本公司業務運作的效率及實現本公司目標及策略。有關審閱及審查的範圍包括財務、經營、合規情況及風險管理。審核委員會亦審閱本公司的內部審計方案，並定期向董事會呈交相關報告及推薦意見。

審核委員會由四位獨立非執行董事及一位非執行董事組成，所有該等董事均不參與本公司的日常管理。審核委員會由一位具備適當專業資格或會計或相關財務管理專門知識的獨立非執行董事出任主席。

於2005年，審核委員會共舉行四次會議。所有該等會議均根據公司章程的規定召開。尤其是，審核委員會已審閱截至2004年12月31日止年度財務報告及截至2005年6月30日止六個月的半年度財務報告，並對財務報告的編製基準（包括所採納的假定及會計政策及標準的適當性）滿意，且已提出推薦建議供董事會考慮。

此外，為使委員會成員可更好地評估本公司的財務申報制度及內部控制程序，所有該等董事亦於年內與本公司合資格會計師及外聘核數師舉行會議。

審核委員會亦已審核本公司核數師的表現、獨立性及客觀性，對結果滿意，並且於本公司2005年股東週年大會上建議繼續聘用該核數師。

回顧年內，本公司已付核數師安永會計師事務所的酬金如下：

提供的服務	已付／應付費用 人民幣千元
核數服務	10,402
非核數服務－財務盡職調查	11,002
非核數服務－翻譯及申報服務	731
非核數服務－稅務諮詢顧問服務	100
	22,235

薪酬委員會

薪酬委員會的主要職責是釐定本公司董事及高級管理層的特定薪酬待遇，包括非金錢利益、退休金權利及賠償金額，並就建立一套正式及具透明度的程序為該等人士制訂薪酬政策向董事會提出意見，參考董事會制定的企業目的及目標，審閱及批准以績效為基礎的薪酬。薪酬委員會尤其獲授特定職責，須確保並無董事或其任何聯繫人士參與釐定其自身的薪酬。倘薪酬委員會某一成員的薪酬需予釐定，則該成員的薪酬須由委員會其他成員進行釐定。薪酬委員會每年至少舉行兩次會議。

薪酬委員會由三位獨立非執行董事及兩位非執行董事組成，該等董事均不參與本公司的日常管理。薪酬委員會由一位獨立非執行董事出任主席。

於2005年，薪酬委員會共舉行三次會議。作為一般事宜，全體董事及高級管理層的表現及薪酬待遇已予審閱，以績效為基礎的薪酬亦經參照董事會釐定的企業目的及目標而加以考慮。此外，關於2004年度長期獎勵計劃的執行情況已向薪酬委員會彙報。作為特定事項，新聘董事的薪酬待遇已經審核並向董事會提出推薦建議。薪酬委員會的工作細則修訂案已在2005年的薪酬委員會會議上獲批准。

提名委員會

提名委員會的主要職責是就填補本公司董事會及高級行政人員(副總經理或以上)空缺的人選進行評審、向董事會提供意見及提出推薦建議。提名委員會每年至少須舉行一次會議，但如有必要， 可舉行多次會議。

董事的提名是根據本公司業務活動、資產及管理組合，參照並對(其中包括)個人的業務洞察力及責任心、學術及專業成就及資格、經驗、獨立性(如適用)及其兼職情況加以考慮。提名委員會獲授予職責，須積極考慮本公司董事及高級行政人員(副總經理或以上)級別的需要，研究甄選董事及高級行政人員的標準及程序，在考慮及物色適當人選後，向董事會提出推薦建議，並落實董事會就委任所作出的任何決定及推薦建議。提名委員會的目的及主要目標是使董事會保持盡責、專業及具問責性，以便為本公司及其股東服務。

提名委員會由三位獨立非執行董事(彼等均不參與本公司的日常管理)及兩位執行董事組成。提名委員會由一位獨立非執行董事出任主席。

於2005年，提名委員會共舉行三次會議。年內董事會有所變動，葉迪奇先生辭任非執行董事，陳洪博先生獲委任為非執行董事，而周永健先生則獲委任為獨立非執行董事。同時，陳洪博先生和Anthony Philip HOPE先生被提名為副董事長。並且，提名委員會還提名楊秀麗女士出任公司副總經理。提名委員會除對新聘董事作出提名外，還根據本公司業務活動、資產及管理組合，審閱董事會的架構、規模及組成情況。

本公司審核委員會、薪酬委員會及提名委員會各自的書面職權範圍可供索閱，亦可在本公司網站http://www.pingan.com.cn瀏覽。

董事會專門委員會的組成及會議的出席情況

審核委員會

成員	出席／舉行會議次數	出席率
非執行董事		
Anthony Philip HOPE	4/4	100%
獨立非執行董事		
鮑友德	4/4	100%
鄺志強（主席）	4/4	100%
張永鋭（於2005年11月4日獲委任為委員會委員）	0/0	
周永健（於2005年11月4日獲委任為委員會委員）	0/0	

薪酬委員會

成員	出席／舉行會議次數	出席率
非執行董事		
Henry CORNELL（已辭任委員會委員，於2005年11月4日生效）	3/3	100%
劉海峰（已辭任委員會委員，於2005年11月4日生效）	3/3	100%
張利華	3/3	100%
Anthony Philip HOPE（於2005年11月4日獲委任為委員會委員）	0/0	
獨立非執行董事		
鮑友德	3/3	100%
鄺志強	3/3	100%
張永鋭（主席）	3/3	100%

提名委員會

成員	出席／舉行會議次數	出席率
執行董事		
馬明哲	3/3	100%
孫建一	3/3	100%
獨立非執行董事		
鮑友德(主席)	3/3	100%
鄺志強(已辭任委員會委員，於2005年8月20日生效)	2/2	100%
張永銳	3/3	100%
周永健(於2005年8月20日獲委任為委員會委員)	1/1	100%

管理委員會

執行委員會

除三個董事會專門委員會外，本公司亦已設立了一個執行委員會，乃董事會下的最高執行機構。執行委員會的主要職責是審閱本公司的內部業務報告、有關本公司的投資及利潤分配政策及本公司的管理政策、發展計劃及資源配置計劃。執行委員會亦負責就重大發展策略、業務計劃、財務系統及重大人事升遷等事項作出管理決定。此外，執行委員會亦負責審閱本公司子公司的業務計劃，以及評估子公司的財務表現。本公司亦已在執行委員會之下設立了三個管理委員會，即投資管理委員會、預算管理委員會和風險管理委員會。

投資管理委員會

投資管理委員會負責監督本公司投資業務，監管投資風險及編製內部政策。投資管理委員會亦負責編製集團投資管理政策及投資策略。投資管理委員會還制訂集團投資風險管理政策及審閱新產品的訂價政策。投資管理委員會現由13名成員組成，主席由本公司執行委員會常委出任。

預算管理委員會

預算管理委員會負責審閱集團策略規劃及集團各業務系列編製的經營預算，制訂本公司及各業務系列的發展策略、年度經營預算及業務計劃。此外，預算委員會亦監察集團發展策略、年度預算及業務計劃的執行。預算管理委員會現由12名成員組成，主席由本公司首席財務執行官出任。

風險管理委員會

風險管理委員會負責識別及審閱集團整體及全部營運資金的主要風險所在，以及批核及確保主要財務、保險、投資及經營風險管理政策獲得遵行。風險管理委員會現由7名成員組成，主席由本公司總經理出任。

監事會

監事會的主要職能及職權其中包括下列各項：

- 核實董事會所編製及擬提呈股東大會呈覽的財務報告及其他財務資料；
- 審查本公司的財務狀況；及
- 監督董事、首席執行官及本公司高級管理層其他成員遵守適用法律、行政法規及公司章程的情況。

監事會目前有九位成員，其中三位為外部監事。

本公司的薪酬政策

本公司薪酬政策的目的是吸引、保留和激勵人材，支持公司運營目標的實現。薪酬政策的原則是導向清晰，體現差異，激勵績效，反映市場，成本優化。本公司員工的薪酬組合，以崗位價值定薪，接軌市場，以績效定獎金，突出貢獻。除薪酬和獎金外，員工亦享有若干福利待遇。然而，基於各子公司或各業務單元的運營特點、發展階段和市場薪酬水平的不同，因此薪酬組合結構也可能不盡相同。

此外，本公司也設有長期激勵計劃，向合資格者授出虛擬期權。

本公司的薪酬目的和原則是相對長期的，穩定的，而薪酬具體策略和薪酬結構，會根據市場的變化和公司業務發展階段的不同等原因進行調整和優化，從而支持公司達成運營目標。

至於董事方面，執行董事因擔任公司的職務，根據公司的薪酬政策確定其薪酬；獨立非執行董事根據國內和香港的市場水平不同，分別支付董事袍金；股東提名的非執行董事，不享有董事袍金。全體董事的薪酬待遇由董事會薪酬委員會考慮及建議，並由股東大會審議及批准。有關董事酬金的詳情載於合併財務報表附註44。

《企業管治常規守則》原則之本公司應用概要

關於本公司截至2005年12月31日止年度的具體承諾、企業管治架構及所做努力已載於上文，但為使股東能更好地評估本公司應用《企業管治常規守則》原則的狀況，下表載列守則原則及守則原則在本公司應用的情況逐條比較的概要。

守則原則	守則原則在本公司應用的情況
A.1 董事會	
發行人應以一個行之有效的董事會為首；董事會應負有領導及監控發行人的責任，並應集體負責統管並監督發行人事務以促使發行人成功。董事應該客觀行事，所作決策須符合發行人利益。	本公司由一個有18位傑出人士組成的盡責、專業及問責性的董事會領導。其背景及經驗的資料已載於本年報第11頁至13頁。董事會負責本公司的全面管理，董事須為本公司及股東利益履行職責。董事會主要責任的詳情已載於本年報第44頁。
A.2 主席及行政總裁	
每家發行人在經營管理上皆有兩大方面 - 董事會的經營管理和發行人業務的日常管理。在董事會層面，這兩者之間必須清楚區分，以確保權力和授權分布均衡，不致權力僅集中於一位人士。	馬明哲先生於截至2005年12月31日止整個年度兼任本公司董事長及首席執行官職務。馬先生的職務詳情及職務未能分開的原因已載於本年報第42頁至43頁。

守則原則	守則原則在本公司應用的情況
A.3 董事會組成	
董事會應根據發行人業務而具備適當所需技巧和經驗。董事會應確保其組成人員的變動不會帶來不適當的干擾。董事會中執行董事與非執行董事(包括獨立非執行董事)的組合應該保持均衡，以使董事會上有強大的獨立元素，能夠有效地作出獨立判斷。非執行董事應有足夠才幹和人數，以使其意見具有影響力。 根據《上市規則》第3.10條，每家上市發行人的董事會必須至少有三名獨立非執行董事。 有關獨立非執行董事獨立性的指引，載於《上市規則》第3.13條。	除身為在各自領域具備豐富經驗的傑出人士外，每位董事均符合中國保險監督管理委員會(負責中國保險行業監督與管理的監管機構)規定的高級管理人員任職資格的要求。 於年內，董事會曾有一位董事辭任及有兩位董事新獲委任，有關過渡已平穩進行。 於截至2005年12月31日止整個年度，董事會在委任至少三位獨立非執行董事方面符合上市規則的要求，及已遵守其中至少一位董事須具備適當專業資格，或會計或相關財務管理專長的規定。本公司每位獨立非執行董事均符合上市規則第3.13條所載的獨立性指引。
A.4 委任、重選和罷免	
董事會應制定正式、經審慎考慮並具透明度的新董事委任程序，並應設定有秩序的董事接任計劃。所有董事均應每隔若干時距即重新選舉。發行人必須就任何董事辭任或遭罷免解釋原因。	本公司已成立提名委員會及薪酬委員會並書面訂明職權範圍。新董事的委任方法及程序的詳細資料已載於本年報第47頁至48頁。 根據本公司章程第112條，每位董事任期3年，且須到期退任及重選。 於年內，董事會有一位董事辭任，已根據上市規則要求予以公佈，包括列明辭任原因。

守則原則	守則原則在本公司應用的情況
A.5 董事責任	
每名董事須不時瞭解其作為發行人董事的職責，以及發行人的經營方式、業務活動及發展。由於董事會本質上是個一體組織，非執行董事應有與執行董事相同的受信責任以及以應有謹慎態度和技能行事的責任。	董事會定期召集會議，每位董事均可以得到公司秘書的協助。 全體董事(無論執行或非執行)均被要求及期望有同等標準的謹慎態度、技能及受信責任。董事職責載於本公司章程，執行董事與非執行董事職責相同。每位董事均完全理解並重視其職責。
A.6 資料提供及使用	
董事應獲提供適當的適時資料，其形式及素質須使董事能夠在掌握有關資料的情況下作出決定，並能履行其作為發行人董事的職責及責任。	本公司章程規定，召集董事會時，須向全體董事提前至少14日發出通知，通知須載有(其中包括)事由及議題。 此外，於董事會會議上，議程中每一事項均在由密切監督或處理該事項的人士就相關事項做出情況簡介後進行討論及考慮。每次董事會的完整會議記錄均以適當方式保存。
B.1 薪酬及披露的水平及組成	
發行人應披露其董事酬金政策及其他薪酬相關事宜的資料；應設有正規而具透明度的程序，以制訂有關執行董事酬金的政策及釐訂各董事的薪酬待遇。所定薪酬的水平應足以吸引及挽留公司成功營運所需的一眾董事，但公司應避免為此支付過多的酬金。任何董事不得參與訂定本身的酬金。	本公司已成立薪酬委員會，並書面訂明職權範圍。有關薪酬委員會的其他資料載於本年報第47頁。尤其是，薪酬委員會獲委以明確責任，須確保每位董事不能由其本身或由其任何聯繫人士釐定其薪酬。職權範圍亦明確規定，當考慮一位薪酬委員會成員的薪酬時，該成員的薪酬須由委員會其他成員釐定。 根據上市規則附錄16第24 B段的規定，本公司薪酬政策及長期激勵計劃的説明以及支付董事酬金的釐定基準已載於本年報第50及153頁。此外，根據上市規則附錄16第24段的規定，支付各董事的年度袍金及任何其他補償或酬金已於本年報第151頁至153頁全面具名逐一披露。全體董事的薪酬待遇由薪酬委員會考慮及建議，並由股東大會審議及批准。

守則原則	守則原則在本公司應用的情況
C.1 財務匯報	
董事會應平衡、清晰及全面地評核公司的表現、情況及前景。	本公司年度及中期業績及其他財務資料均根據上市規則的規定及其他適用法規及行業最佳準則予以發佈。編製本公司財務報告時，董事會視本公司股東為接收人及最終使用者，並盡力以通俗、實用及易懂的方式提呈該等資料。
C.2 內部監控	
董事會應確保發行人的內部監控系統穩健妥善而且有效，以保障股東的投資及發行人的資產。	於整份企業管治報告中，董事會努力列出本公司的企業管治架構及政策，告知股東本公司的企業管治承諾及內部控制措施，以及向股東展示該等準則的效果及價值。
C.3 審核委員會	
董事會應就如何應用財務匯報及內部監控原則及如何維持與公司核數師適當的關係作出正規及具透明度的安排。發行人根據《上市規則》成立的審核委員會須具有清晰的職權範圍。	本公司已成立審核委員會，並書面訂明職權範圍。有關審核委員會的其他資料載於本年報第46頁。
D.1 管理功能	
發行人應有一個正式的預定計劃表，列載特別要董事會作決定的事項。董事會在代表發行人作出決定前，亦應明確指示管理層哪些事項須由董事會批准。	董事會保留的若干職能及決策方式載於本公司章程。該等事項的概要載於本年報第44頁。本公司管理層對權力分離有深刻認識及受過良好訓練，並能積極執行及維護此企業管治架構。尤其是，本公司董事長兼首席執行官馬明哲先生處於保持董事會與管理層緊密溝通渠道及確保權力分離得以維持的位置。

守則原則	守則原則在本公司應用的情況

D.2 董事會專門委員會

董事會專門委員會的成立應訂有書面的特定職權範圍，清楚列載委員會權力及職責。

本公司已成立審核委員會、提名委員會及薪酬委員會，並書面訂明職權範圍。有關該等委員會的職責、功能及組成的詳情已載於本年報第46頁至49頁。

E.1 有效溝通

董事會應盡力與股東持續保持對話，尤其是藉股東週年大會或其他全體會議與股東溝通及鼓勵他們的參與。

除發佈資料及刊發公佈及通函外，本公司亦在其網址www.pingan.com.cn設有「投資者關係」欄，股東可在此查閱有關本公司企業管治架構、本公司公佈、有關股份表現的資料及其他財務資料。本公司設有投資者關係小組，最終向董事會報告。董事會歡迎並重視股東的意見。

董事出席了本公司於截至2005年12月31日止年度召開的兩次股東大會，會上股東獲邀請並被鼓勵與董事一起討論。

E.2 以投票方式表決

發行人應定期通知股東以投票方式表決的程序，並確保符合《上市規則》有關以投票方式表決的規定及發行人本身的組織章程文件。

於股東大會上要求以投票方式表決的程序載於本公司於截至2005年12月31止年度刊發的有關召開股東大會的兩份通函內。

儘管上市規則及本公司章程並未規定以投票方式表決，兩次股東大會的主席仍於會上要求以此種公正方式表決，投票結果已根據上市規則予以公佈。

承董事會命

馬明哲
董事長兼首席執行官

中國深圳
2006年3月29日





管理層討論及分析


感恩十载 祝福平


平安人寿





本集團合併業績

以下為本集團合併經營業績概要：

截至12月31日止年度(人民幣百萬元)	2005年	2004年
收入合計	**64,590**	63,193
賠款、保戶利益及費用合計	**(59,778)**	(59,446)
營業利潤	**4,812**	3,747
淨利潤	**4,265**	3,146

下表載列本公司按業務分部細分的淨利潤：

截至12月31日止年度(人民幣百萬元)	2005年	2004年
人壽保險	**3,551**	2,704
財產保險	**422**	217
其他業務	**292**	225
淨利潤	**4,265**	3,146

合併淨利潤由2004年的人民幣31.46億元增加35.6%至2005年的人民幣42.65億元。增加的主要原因是本公司核心業務人壽保險和財產保險業務均取得較好業績，分別佔本公司淨利潤約83.3%及9.9%。

促進業績提高的因素包括人壽保險業務的產品組合獲得改善、財產保險業務的業績提高、及取得較佳的總投資收益。

合併投資收益

截至12月31日止年度(人民幣百萬元，比例除外)	2005年	2004年
淨投資收益	**9,338**	7,219
淨已實現及未實現的收益／(損失)	**317**	(773)
總投資收益	**9,655**	6,446
淨投資收益率[(1)]	**4.2%**	4.1%
總投資收益率[(1)]	**4.3%**	3.6%

(1) 淨投資收益率及總投資收益率的計算未考慮以外幣計值的投資資產有關的匯兑收益／(損失)。

本公司淨投資收益由2004年的人民幣72.19億元增加29.4%至2005年的人民幣93.38億元。增加的主要原因是本公司投資資產由2004年12月31日的人民幣2,011.25億元增加至2005年12月31日的人民幣2,467.48億元。淨投資收益率由2004年的4.1%增加至2005年的4.2%。

本公司總投資收益由2004年的人民幣64.46億元增加49.8%至2005年的人民幣96.55億元。總投資收益率由2004年的3.6%增至2005年的4.3%。增加的主要原因是受惠於中國股市的理想表現，本公司於2005年取得投資收益，而2004年為投資損失。此外，債券收益率下跌，導致本公司以公允價值計量且其變動計入損益的債券投資估值增加。因此，2005年的淨已實現及未實現收益為人民幣3.17億元，而2004年則為淨已實現及未實現損失人民幣7.73億元。

應資本市場變化，本公司繼續改善投資組合的資產分配。因此，債券投資佔本公司總投資資產的比例由2004年12月31日的56.1%增加至2005年12月31日的64.8%；權益投資由2004年12月31日的2.9%增加至2005年12月31日的6.2%。此外，本公司2005年新增債券投資的平均收益率為4.2%。

下表載列本公司於各主要投資類別的投資組合分配情況：

	2005年		2004年	
於12月31日(人民幣百萬元，比例除外)	賬面值	佔總額比例	賬面值	佔總額比例
固定到期日投資				
定期存款	**68,959**	**27.9%**	80,320	39.9%
債券投資[(1)]	**159,776**	**64.8%**	112,860	56.1%
其他固定到期日投資	**1,526**	**0.6%**	675	0.3%
權益投資[(2)]	**15,244**	**6.2%**	5,766	2.9%
投資物業	**1,243**	**0.5%**	1,504	0.8%
投資資產合計	**246,748**	**100.0%**	201,125	100.0%

(1) 債券投資包括主債券內含衍生產品的賬面值。

(2) 權益投資包括證券投資基金、權益證券及於聯營公司的投資。

滙兑收益／（損失）

於2005年，中國的貨幣人民幣對其他主要貨幣升值，導致本公司以外幣計值的資產產生的滙兑損失達人民幣4.05億元。

壽險業務

經營業績

以下為壽險業務的經營業績概要：

截至12月31日止年度（人民幣百萬元）	2005年	2004年
毛承保保費、保單費收入及保費存款	**58,691**	54,729
減：保費存款	**(11,746)**	(4,846)
毛承保保費及保單費收入	**46,945**	49,883
淨已賺保費	**45,804**	48,956
投資收益	**8,536**	5,746
其他收入	**258**	510
收入合計	**54,598**	55,212
遞延保單獲得成本變動額	**3,645**	2,071
壽險責任準備金增加額	**(29,557)**	(33,872)
賠款及保戶利益	**(15,559)**	(12,032)
佣金支出	**(5,168)**	(4,577)
衍生金融負債公允價值變動額	**(6)**	(80)
營業、管理及其他費用	**(4,278)**	(3,685)
費用合計	**(50,923)**	(52,175)
所得税	**(124)**	(333)
淨利潤	**3,551**	2,704

毛承保保費、保單費收入及保費存款

截至12月31日止年度(人民幣百萬元)	2005年	2004年
個人壽險		
首年保費及保單費收入	**8,125**	7,628
首年保費存款	**3,447**	1,333
首年保費、保單費收入及保費存款合計	**11,572**	8,961
續期保費及保單費收入	**30,633**	28,321
續期保費存款	**3,964**	2,882
續期保費、保單費收入及保費存款合計	**34,597**	31,203
個人壽險合計	**46,169**	40,164
銀行保險		
毛承保保費及保單費收入	**1,133**	5,836
保費存款	**4,091**	81
銀行保險合計	**5,224**	5,917
團體保險		
長期壽險毛承保保費及保單費收入	**5,064**	6,648
短期壽險毛承保保費收入	**1,990**	1,450
保費存款	**244**	550
團體保險合計	**7,298**	8,648
人壽保險合計		
毛承保保費及保單費收入	**46,945**	49,883
保費存款	**11,746**	4,846
毛承保保費、保單費收入及保費存款合計	**58,691**	54,729

個人壽險業務。個人壽險業務毛承保保費、保單費收入及保費存款由2004年的人民幣401.64億元增加15.0%至2005年的人民幣461.69億元。增加的主要原因是續期保費、保單費收入及保費存款由2004年的人民幣312.03億元增加10.9%至2005年的人民幣345.97億元。此外，個人壽險業務首年保費、保單費收入及保費存款，亦由2004年的人民幣89.61億元增加29.1%至2005年的人民幣115.72億元。增加的主要原因是本公司代理人持續提升素質和產能，而且，本公司的萬能壽險產品亦推動2005年的業務增長。

銀行保險業務。銀行保險業務毛承保保費、保單費收入及保費存款由2004年的人民幣59.17億元減少11.7%至2005年的人民幣52.24億元。減少的主要原因是本公司繼續致力於控制本項業務的發展以保持利潤率。

團體保險業務。團體保險業務毛承保保費、保單費收入及保費存款由2004年的人民幣86.48億元減少15.6%至2005年的人民幣72.98億元。減少的主要原因是本公司繼續致力於控制本項業務的發展以提高利潤率。由於本公司繼續重點銷售員工福利保障計劃，本公司短期意外及健康保險業務的毛承保保費及保單費收入由2004年的人民幣14.50億元增加37.2%至2005年的人民幣19.90億元。

投資收益

壽險業務淨投資收益由2004年的人民幣65.01億元增加27.6%至2005年的人民幣82.93億元。增加的主要原因是投資資產由2004年12月31日的人民幣1,809.28億元增加至2005年12月31日的人民幣2,220.73億元。壽險業務淨投資收益率由2004年的4.1%增加至2005年的4.2%。

壽險業務總投資收益由2004年的人民幣57.46億元增加48.6%至2005年的人民幣85.36億元。壽險業務總投資收益率由2004年的3.7%增加至2005年的4.3%。

截至12月31日止年度(人民幣百萬元，比例除外)	**2005年**	2004年
淨投資收益	**8,293**	6,501
淨投資收益率(1)	**4.2%**	4.1%
總投資收益	**8,536**	5,746
總投資收益率(1)	**4.3%**	3.7%

(1) 淨投資收益率及總投資收益率的計算未考慮以外幣計值的投資資產有關的匯兑收益／(損失)。

遞延保單獲得成本變動額

遞延保單獲得成本變動額於2005年為人民幣36.45億元，而於2004年則為人民幣20.71億元。遞延保單獲得成本變動較大，主要原因是個人壽險業務首年保費、保單費收入及保費存款大幅增長。

壽險責任準備金增加額

壽險責任準備金增加額於2005年為人民幣295.57億元，而於2004年則為人民幣338.72億元。壽險責任準備金增幅較小，主要原因是賠款及保戶利益支出增加，以及萬能壽險產品銷售增加。萬能壽險產品的保戶責任一部份以投資型保單賬戶餘額而非以壽險責任準備金入賬。

賠款及保戶利益

賠款及保戶利益由2004年的人民幣120.32億元增加29.3%至2005年的人民幣155.59億元。賠款及保戶利益佔毛承保保費、保單費收入及保費存款的比例由2004年的22.0%增加至2005年的26.5%。增加的主要原因是滿期及生存給付及退保支出的增加。滿期及生存給付由2004年的人民幣25.06億元增加52.6%至2005年的人民幣38.24億元。退保支出由2004年的人民幣38.66億元增加45.3%至2005年的人民幣56.18億元。

下表概述包括賠款、退保、年金、滿期及生存給付、保戶紅利支出及準備金和投資型保單賬戶利息的總支出。

截至12月31日止年度(人民幣百萬元)	2005年	2004年
賠款	**3,066**	2,545
退保	**5,618**	3,866
年金	**1,815**	2,286
滿期及生存給付	**3,824**	2,506
保戶紅利支出及準備金	**1,064**	822
投資型保單賬戶利息	**172**	7
賠款及保戶利益合計	**15,559**	12,032

佣金支出

截至12月31日止年度	2005年	2004年
佣金支出佔毛承保保費、保單費收入及保費存款的比例	**8.8%**	8.4%

佣金支出(主要是支付給本公司的銷售代理人)由2004年的人民幣45.77億元增加12.9%至2005年的人民幣51.68億元。佣金支出佔毛承保保費、保單費收入及保費存款的比例由2004年的8.4%增加至2005年的8.8%。增加的主要原因是個人壽險產品首年保費、保單費收入及保費存款增加。

營業、管理及其他費用

截至12月31日止年度	2005年	2004年
營業、管理及其他費用佔毛承保保費、保單費收入及保費存款的比例	**7.3%**	6.7%

營業、管理及其他費用由2004年的人民幣36.85億元增加16.1%至2005年的人民幣42.78億元。營業、管理及其他費用佔毛承保保費、保單費收入及保費存款的比例由2004年的6.7%增加至2005年的7.3%。增加的主要原因是首年保費、保單費收入及保費存款銷售收入的增加。

所得税

截至12月31日止年度	2005年	2004年
有效税率	**3.4%**	11.0%

所得税由2004年的人民幣3.33億元減少62.8%至2005年的人民幣1.24億元。有效税率由2004年的11.0%降低至2005年的3.4%。減少的主要原因是享有若干税項豁免的政府債券的利息收入增加。

淨利潤

由於前述原因，本公司壽險業務淨利潤由2004年的人民幣27.04億元增加31.3%至2005年的人民幣35.51億元。

產險業務

經營業績

以下為產險業務的經營業績概要：

截至12月31日止年度（人民幣百萬元）	2005年	2004年
毛承保保費收入	**12,076**	10,150
淨已賺保費	**7,395**	5,764
投資收益	**398**	240
其他收入	**1,188**	1,172
收入合計	**8,981**	7,176
遞延保單獲得成本變動額	**185**	190
賠款支出	**(5,259)**	(4,440)
佣金支出	**(820)**	(678)
營業、管理及其他費用	**(2,294)**	(1,816)
費用合計	**(8,188)**	(6,744)
所得稅	**(371)**	(215)
淨利潤	**422**	217

綜合成本率

截至12月31日止年度	2005年	2004年
費用率	**23.3%**	20.2%
賠付率	**72.0%**	77.0%
綜合成本率	**95.3%**	97.2%

毛承保保費收入

截至12月31日止年度（人民幣百萬元）	2005年	2004年
機動車輛保險	**7,497**	6,232
非機動車輛保險	**4,044**	3,545
意外與健康保險	**535**	373
毛承保保費收入合計	**12,076**	10,150

毛承保保費收入從2004年的人民幣101.50億元增加19.0%至2005年的人民幣120.76億元。毛承保保費收入增加的主要原因在於產險三個業務系列銷售均大幅增加。

機動車輛保險業務。機動車輛保險業務毛承保保費收入由2004年的人民幣62.32億元增加20.3%至2005年的人民幣74.97億元。增加的主要原因是中國居民對機動車的需求持續增加及本公司銷售這類產品的能力繼續提升。

非機動車輛保險業務。非機動車輛保險業務毛承保保費收入由2004年的人民幣35.45億元增加14.1%至2005年的人民幣40.44億元。增加的主要原因是企業財產保險及貨物運輸保險銷售收入增加。企業財產保險毛承保保費收入由2004年的人民幣14.61億元增加15.1%至2005年的人民幣16.82億元。貨物運輸保險毛承保保費收入由2004年的人民幣4.30億元增加19.5%至2005年的人民幣5.14億元。

意外與健康保險業務。意外與健康保險業務毛承保保費收入由2004年的人民幣3.73億元增加43.4%至2005年的人民幣5.35億元。增加的主要原因是本公司在2005年繼續重點推廣本項業務。

投資收益

本公司產險業務淨投資收益由2004年的人民幣2.91億元增加34.0%至2005年的人民幣3.90億元。增加的主要原因是投資資產由2004年12月31日的人民幣75.77億元增加至2005年12月31日的人民幣100.03億元。2005年產險業務淨投資收益率維持在4.3%。

本公司產險業務總投資收益由2004年的人民幣2.40億元增加65.8%至2005年的人民幣3.98億元。產險業務總投資收益率由2004年的3.6%增加至2005年的4.3%。

截至12月31日止年度(人民幣百萬元，比例除外)	**2005年**	2004年
淨投資收益	**390**	291
淨投資收益率[1]	**4.3%**	4.3%
總投資收益	**398**	240
總投資收益率[1]	**4.3%**	3.6%

(1) 淨投資收益率及總投資收益率的計算未考慮以外幣計值的投資資產有關的匯兌收益／(損失)。

遞延保單獲得成本變動額

遞延保單獲得成本變動額於2005年為人民幣1.85億元，而於2004年則為人民幣1.90億元。遞延保單獲得成本變動較小，主要原因是2005年可遞延部分的保單獲得成本比例較2004年有所下降。

賠款支出

截至12月31日止年度（人民幣百萬元）	2005年	2004年
機動車輛保險	**3,972**	3,199
非機動車輛保險	**1,057**	1,095
意外與健康保險	**230**	146
賠款支出合計	**5,259**	4,440

賠款支出合計由2004年的人民幣44.40億元增加18.4%至2005年的人民幣52.59億元。

本公司機動車輛保險業務賠款支出由2004年的人民幣31.99億元增加24.2%至2005年的人民幣39.72億元。增加的主要原因是銷售增長以及就機動車第三者強制保險提取額外賠款準備金。

本公司非機動車輛保險業務賠款支出由2004年的人民幣10.95億元減少3.5%至2005年的人民幣10.57億元。減少的主要原因是本公司貨物運輸及車輛貸款保證保險業務的賠款支出有所減少。

本公司意外與健康保險業務賠款支出由2004年的人民幣1.46億元增加57.5%至2005年的人民幣2.30億元。增加的主要原因是保費收入增加。

佣金支出

截至12月31日止年度	2005年	2004年
佣金支出佔毛承保保費收入的比例	**6.8%**	6.7%

佣金支出由2004年的人民幣6.78億元增加20.9%至2005年的人民幣8.20億元。佣金支出佔毛承保保費收入的比例由2004年的6.7%增加至2005年的6.8%。增加的主要原因是產險行業競爭加劇而導致市場佣金率升高。

營業、管理及其他費用

營業、管理及其他費用由2004年的人民幣18.16億元增加26.3%至2005年的人民幣22.94億元。增加的主要原因是對若干較長期限的可攤回分保賬款增提壞賬準備所致。

所得稅

截至12月31日止年度	2005年	2004年
有效稅率	**46.8%**	49.8%

所得稅由2004年的人民幣2.15億元增加72.6%至2005年的人民幣3.71億元。有效稅率由2004年的49.8%減少至2005年的46.8%。減少的主要原因是享有若干稅項豁免的政府債券的利息收入增加。

淨利潤

由於前述原因，本公司產險業務淨利潤由2004年的人民幣2.17億元大幅增加至2005年的人民幣4.22億元。

信託業務

截至12月31日止年度（人民幣百萬元）	2005年	2004年
收入合計	**198**	102
淨利潤	**71**	3

本公司信託業務總收入由2004年的人民幣1.02億元增加94.1%至2005年的人民幣1.98億元。本公司信託業務淨利潤由2004年的人民幣3百萬元增加至2005年的人民幣0.71億元。增加的主要原因是本公司管理的信托資產取得良性增長。

證券業務

截至12月31日止年度（人民幣百萬元）	2005年	2004年
收入合計	**235**	288
淨利潤	**6**	6

本公司證券業務總收入由2004年的人民幣2.88億元減少18.4%至2005年的人民幣2.35億元。減少的主要原因是2005年並無新增首次公開發售，使本公司投資銀行業務的收入有所減少。2005年本公司證券業務淨利潤為人民幣6百萬元，與2004年相同。

銀行業務

截至12月31日止年度(人民幣百萬元)	2005年	2004年
收入合計	**25**	10
淨利潤	**7**	3

本公司銀行業務總收入由2004年的人民幣0.10億元增加至2005年的人民幣0.25億元。本公司銀行業務淨利潤由2004年的人民幣3百萬元增加至2005年的人民幣7百萬元。

其他業務

本公司已於2005年推出養老保險業務、健康保險業務及資產管理業務，但其營運規模相對較小，相較整個集團而言，該等公司的總收入及淨利潤並不重大。

流動性及財務資源

本公司在整個集團合併報表的基礎上，對本公司的流動性與財務資源進行管理。本公司為一間控股公司，除投資管理活動外，本身並不從事任何實質上的業務經營。所以，本公司的現金流基本上全部依靠本公司經營子公司的股息和分配。

除本集團所持現金及現金等價物外，另有其他兩種流動性來源，即因交易而持有的流動性投資及短期借款。

因交易而持有的流動性投資是上市的或者是在活躍市場上交易的，容易轉為現金而不會產生重大費用。

下表概述本集團所持流動資產的賬面金額：

於12月31日(人民幣百萬元)	2005年	2004年
現金及現金等價物	**17,636**	15,945
因交易而持有的投資	**9,410**	4,478
流動資產合計	**27,046**	20,423

短期借款(即賣出回購證券款)從2004年的人民幣6.01億元增加至2005年的人民幣70.95億元。短期借款用於本公司日常經營中部分流動性管理。除短期借款外，本集團概無其他重大貸款安排。

於12月31日(人民幣百萬元)	2005年	2004年
短期借款	**7,095**	601

管理層相信，目前所持流動資產及未來經營所產生的現金淨值，以及可獲取的短期借款將能滿足本集團可預見的現金需求。

資本結構

權益總額由2004年12月31日的人民幣286.27億元增加至2005年12月31日的人民幣335.22億元。增加的主要原因是本公司於2005年的經營利潤所致。

本集團未動用任何形式的債務安排為資本結構提供資金。

本集團概無將集團資產作重大抵押。

資產負債比率

於12月31日	2005年	2004年
資產負債比率	**89.7%**	89.3%

資產負債比率乃按總負債加少數股東權益的總額除以總資產計算。

償付能力額度

償付能力充足率是保險公司資本充足率的量度標準，計算方法是用實際償付能力額度除以法定最低償付能力額度要求。根據中國保監會有關法規，中國保險公司的償付能力充足率須達到規定的水平。一般情況下，中國保監會認為若保險公司達到不低於100%的償付能力充足率，則其在財務上是健全的。

下表載列平安壽險及平安產險的償付能力充足率：

於12月31日 (人民幣百萬元，比例除外)	平安壽險 2005年	 2004年	平安產險 2005年	 2004年
實際償付能力額度	**15,177**	11,335	**2,113**	1,754
最低償付能力額度	**10,787**	9,206	**1,377**	1,105
償付能力充足率	**140.7%**	123.1%	**153.4%**	158.7%

契約責任及其他商業承諾款項

下表載列指定期內本公司契約責任及其他商業承諾款項總額：

於12月31日(人民幣百萬元)	2005年	2004年
契約責任	**472**	150
經營性租賃承諾	**850**	799

風險管理

風險管理方式

平安將風險管理視為業務活動的核心內容，致力於建立及維護一個規範本集團整體運作架構的風險管理架構。

風險管理委員會成員包括總經理、首席精算執行官、首席投資執行官、首席稽核執行官、財務總監、首席律師及首席信息執行官。

委員會每季召開會議來檢討風險管理進度。會議從宏觀角度討論風險管理結構及主要風險管理事宜。此外，也評估潛在的新企業戰略目標的風險情況，評估上季度主要風險事件，提出開發新風險衡量技術及風險控制措施並通過實施。此外，也對本公司內部審核中及法規變化與會計準則變化等外部因素中發現的主要經營風險薄弱環節進行檢討，同時制訂適當的應對方法。最後，委員會將就之前會議上提出的應對風險方案的適當性進行檢討。

保險產品風險

保險產品風險是指由於受投資收益率、費用、稅項、死亡與疾病賠付及保戶行為的影響，而使保險產品的實際賠款與產品設計定價時預計賠款產生差異所導致的風險。

本集團的目標是控制保險風險並將其降至最低，從而減少營業利潤的波動性。本集團通過下列機制來管理保險風險：

- 使用和維護信息管理系統，隨時提供最新、準確和可靠的風險資料。

- 基於以往經驗和統計技術的精算模式，有助於定價決策和監控賠付方式。

- 發出有關訂立保險合同和承擔保險風險指引。

- 遵循主動的理賠處理程序來進行調查和理賠，從而杜絕可疑和欺騙性賠付。

- 利用再保險，將風險轉移給提供高度安全性的再保險公司，以減低本集團的大額賠付和巨災賠付風險。

- 通過取得相當龐大數目的風險投保來分散風險，以減低預期結果的可變性。分散策略旨在確保承保風險已按風險類別和金額、行業和地區恰當地分散。

- 保險資產組合由保險負債的性質和期限決定。資產和負債的管理受嚴密監控，務求將資產到期日與預期賠付方式相匹配。

資產與負債的失衡風險

資產負債失衡風險指因本集團未能按期限及投資回報將資產與負債匹配而產生損失的風險。

本集團的資產負債管理包括根據不同確定利率情形來衡量淨收入及股東權益的敏感性的程序及模式，所採用的情形和假設將定期檢討及更新，並以通過分析獲得的見解來衡量本集團的風險情況及資本狀況。

在現行的法規與市場環境下，本集團沒有期限足夠長的資產可供投資，以與壽險責任的期限相匹配。當法規與市場環境允許時，本集團有意逐步拉長資產期限。

市場風險

市場風險是指因利率、市場價格、外匯匯率及其他市場價格相關因素的變動引起金融工具的價值變化，從而導致潛在損失的風險。在現行的中國法規與市場環境下，本集團並無可有效地規避其市場風險的金融工具。本集團為每類資產設定風險最高限額，以控制市場風險。設定這些限額時，本集團充分考慮其風險策略及對其財務狀況的影響。限額的設定亦取決於資產負債管理策略。

本集團運用各類方法量化市場風險，包括敏感性分析及計算風險價值。風險價值是一種運用歷史市場價格的簡明扼要的統計計量工具，其估計相對於目標範圍的最大損失額，以致產生較高實際損失的預設可能性甚低。然而，由於缺乏可靠的歷史財務資料，在中國現時市場及監管環境下運用風險價值方法具有局限性。

市場風險－利率風險

本集團持有的固定到期日投資面臨利率風險。這些投資主要指資產負債表內以公允價值入賬的債券投資。

本集團採用敏感性分析來估計風險。估計利率敏感性時，是假設債券收益率曲線以50個基點為單位平行變動。

於2005年12月31日（人民幣百萬元）	利率風險
因交易而持有的債券投資及可供出售的債券投資	1,266

市場風險－市場價格風險

本集團持有的上市權益投資面臨市場價格風險，這些投資主要為證券投資基金。

本集團採用10日市場價格風險價值方法估計風險。市場價格風險價值的計算方法是：證券投資基金市場價格 × 10日市場波動的最大幅度(99%)。

於2005年12月31日(人民幣百萬元)	市場價格風險
因交易而持有及可供出售的權益證券及證券投資基金	956

市場風險－外匯風險

本集團持有的以外幣計價的投資及現金資產面對外匯風險。這些投資包括作為貨幣性資產的外幣定期存款、現金及現金等價物。除了以外幣計價的貨幣性資產，本集團以外幣計價的貨幣性負債亦面對匯率波動風險，這些負債包括以外幣計價的未決賠款準備金及應付分保賬款。貨幣性資產和貨幣性負債的匯率波動風險會相互抵消。

本集團採用敏感性分析來估計風險。估計外匯風險敏感性時，乃假設所有以外幣計價的貨幣性資產和貨幣性負債的價值兑換人民幣時同時一致貶值5%。

於2005年12月31日(人民幣百萬元)	外匯風險
假設所有以外幣計價的貨幣性資產和貨幣性負債的價值兑換人民幣時同時一致貶值5%估計的匯率波動風險淨額	771

信用風險

信用風險是指本集團的債務人到期未能支付本金或利息而引起經濟損失的風險。

本集團主要會遭受的信用風險與其存放在商業銀行的定期存款及從其銀行業務發放第三方的貸款有關。

本集團已設立內部信用評級系統，以評估信用風險資產。本集團通過該系統每年至少一次或於發生信用事件時審核對方的評級。

本集團通過為商業銀行及債券發行公司設定相關信用等級的預期拖欠率及預期貸款回收率，來量化信用風險。信用風險的計算方法為：(本金額+未支付利息)×拖欠率×(1－貸款回收率)

於2005年12月31日(人民幣百萬元)	信用風險
存放在商業銀行的定期存款及發放外部第三方的貸款	48

經營風險

經營風險是由於內部運作失誤或不可控制的外部事件而引起損失的風險。內部運作失誤乃由於內部流程不當或失效(流程風險)、系統失效(系統風險)及人員表現失誤(人員風險)所致。引致經營風險的不可控制外部事件，主要由於法律事件或法律規定、會計準則及税法發生變更所致。

內部經營風險方面，本集團已採取積極措施，實施適當及充分的預防控制、識別控制及損失限制控制。這些控制納入業務流程、系統運作及人員表現中。本集團的內部及外部審核部門嚴格核查控制的可靠性。本集團的風險管理委員會及審核委員會審閱內部及外部核數師的報告，以確保採取適當措施處理發現的控制缺陷。不可控制的外部事件方面，本集團的法律部、財務部與企劃精算部緊密監控法律規定、會計準則及税法的變化。

內涵價值

緒言

為提供投資者額外之工具了解本公司的經濟價值及業務成果，本集團已在本節披露有關內涵價值之資料。內涵價值指調整後股東資產淨值，加上本集團有效人壽保險業務之價值(經就維持此業務運作所要求持有的法定最低償付能力額度的成本作出調整)。內涵價值不包括日後新業務之銷售價值。

就挑選有效壽險業務價值及一年新業務價值的基準和計算方法，本集團曾與華信惠悅保險精算顧問有限公司磋商及獲取意見。本集團願對內涵價值(包括經調整資產淨值及有效壽險業務價值)結果及呈列方式負全責。

內涵價值的計算必然需要涉及大量未來經驗的假設。因此，未來經驗可能與計算中所假設者不同，有關差異可能甚大。本集團的市值是以本集團股份在某一日期的價值計量。評估本集團股份價值時，投資者會考慮所獲得的各種信息及自身的投資準則，因此，所算出的價值不應視作實際市值的直接反映。

經濟價值之成份

於12月31日(人民幣百萬元)	2005年	2004年
調整後資產淨值	**33,072**	25,161
1999年6月前承保的有效業務價值	**(18,089)**	(16,743)
1999年6月後承保的有效業務價值	**38,537**	33,127
持有償付能力額度之成本	**(5,157)**	(4,297)
內涵價值	**48,363**	37,248
一年新業務價值	**5,148**	4,331
持有償付能力額度之成本	**(609)**	(418)
扣除持有償付能力額度之成本後的一年新業務價值	**4,539**	3,913

經調整資產淨值乃根據本集團按中國法定基準計量的經審核股東淨資產值計算。若干資產的價值已調整至市場價值。應注意經調整資產淨值適用於整個集團(包括平安壽險及其他業務單位)，而所列示的有效業務價值及一年新業務價值僅適用於平安壽險，不包括其他業務單位。

主要假設

2005年內涵價值已假設按「持續經營」基準計算，並假設中國現行的經濟及法制環境將一直持續。計算是依據法定儲備基準及償付能力額度要求。若干業務假設的制定是根據本集團本身近期的經驗，並考慮更普遍的中國市場狀況及其他人壽保險市場的經驗。計算時所採用主要基準及假設陳述如下：

風險貼現率

未來每個年度有效壽險業務的貼現率乃假定為非投資連結型資金的收益率(經稅項調整後的投資回報)或12%。就有效業務訂出這樣特定貼現率方式是避免低估1999年6月前銷售的高利率保證產品所帶來的損失影響。一年新業務價值採用12%計算。

基準風險貼現率由2004年估值的12.5%下調至本年度的12%，調整原因是過去12個月中國政府債券的收益率持續下調，而超出無風險回報部份的風險溢價仍需維持適當水平。

投資回報

非投資連結型壽險資金的未來投資回報，假設於2006年為4.20%，隨後每年增加0.1%，直至2011年及以後年度為4.70%。投資連結型資金的未來投資回報，假設於2006年為4.70%，隨後每年增加0.1%，直至2011年及以後年度為5.20%。這些收益是基於目前資本市場狀況、本集團當前和預期的資產分配及主要資產類型的投資回報而釐訂。

稅項

假設平均所得稅率為18.5%。此外，短期意外險業務的營業稅率為毛承保保費收入的5.5%。

死亡率

死亡率分別按《中國人壽保險經驗生命表(1990-1993)》非年金表(加五年選擇期)的男性及女性的比率75%及70%為基準計算。就年金產品而言，以《中國人壽保險經驗生命表(1990-1993)》年金表的75%為基準計算。已使用新公佈的《中國人壽保險經驗生命表(2000-2003)》計算法定準備金。

發病率

發病率根據本集團本身的定價表假設計算。短期意外及健康險業務的賠付率假設在15%到75%之間。

保單失效率

保單失效率根據本集團最近的經驗研究計算。保單失效率視乎定價水平及產品類別而定。

費用

費用假設根據本集團最近期的費用分析而定。就2005年，假設的費用及佣金約等於產品定價時所採用的費用假設的70%。單位維持費用假設每年增加2%。

保戶紅利

保戶紅利根據個人壽險及銀行保險分紅業務的利息及死亡盈餘的80%計算。就團體壽險分紅業務而言，紅利只根據利息盈餘的80%計算。

新業務量與業務組合

用來計算2005年一年新業務價值的首年保費為人民幣213.60億元。新業務的首年保費結構如下：

	比例
個人壽險	**44.4%**
長期業務	42.2%
短期業務	2.2%
團體壽險	**32.0%**
長期業務	22.8%
短期業務	9.2%
銀行保險	**23.6%**
長期業務	23.6%
合計	**100.0%**

內涵價值變動

下表顯示本公司內涵價值如何增至2005年12月31日之人民幣483.63億元。

(人民幣百萬元)	2005年	
2004年12月31日的內涵價值	**37,248**	
年初內涵價值的預計回報	**2,403**	2005年出現的內涵價值預期增長。
一年新業務價值	**5,984**	2005年出售的新業務按收益率或12%貼現率計算的貢獻。
風險貼現率變動	**306**	由於風險貼現率變動的影響。
假設及模型變動	**(1,824)**	投資回報及其他業務假設變動減少內涵價值。
市場價值調整影響	**5,424**	若干資產按市值計算。債券的市場價值由於債券收益率下降而增加。
投資回報差異	**(632)**	2005年實際投資回報較假設回報低。
其他經驗差異	**321**	其他實際經驗與假設的差異。
資本變動前內涵價值	**49,230**	資本變動前的內涵價值增加32.2%。
股東股息	**(867)**	以末期股息方式支付予股東的金額。
2005年12月31日的內涵價值	**48,363**	

	人民幣
於2005年12月31日每股內涵價值	**7.81**

敏感性分析

本集團已測算若干未來經驗假設的獨立變動對有效業務價值及一年新業務價值的影響。特別是已考慮下列假設的變動：

- 風險貼現率
- 2004年評估所用投資回報假設
- 每年投資回報增加25個基點
- 每年投資回報減少25個基點
- 已承保人壽保險之死亡率及發病率以及短期業務賠付率下降10%
- 保單失效率下降10%
- 維持費用下降10%

(人民幣百萬元)	風險貼現率			
	收益率／11.5%	收益率／12.0%	收益率／12.5%	12.0%
有效業務價值	15,891	15,291	14,714	16,560
	11.5%	12.0%	12.5%	收益率／12.0%
一年新業務價值	4,769	4,539	4,326	5,984

假設 (人民幣百萬元)	有效業務價值	一年新業務價值
基準假設	15,291	4,539
2004年評估所用假設投資回報	16,897	4,584
每年投資回報增加25個基點	18,966	4,644
每年投資回報減少25個基點	11,244	4,436
死亡率及發病率下降10%	15,481	4,624
保單失效率下降10%	15,502	4,756
維持費用下降10%	15,951	4,642

有效業務及新業務之貼現率分別為收益率／12.0%及12.0%。

致中國平安保險(集團)股份有限公司
全體股東

我們已審核載於第79頁至第158頁的財務報告，該等財務報告乃按照國際財務報告準則編製。

董事及核數師各自的責任

貴公司董事對所編製的財務報告的真實性及公允性負責。編製真實且公允的財務報告時，應選擇適當的會計政策並一貫地使用。我們的責任是依據我們審核工作的結果對財務報告形成獨立的審核意見，並僅向全體股東報告我們的意見，並無其他目的。我們概不就本報告的內容對其他任何人士承擔或負上任何責任。

意見的基礎

我們按照香港會計師公會頒佈的核數準則實施審核工作。審核工作包括在抽查的基礎上檢查支持財務報告所載金額及披露的證據，評價董事於編製財務報告時所作出的重大估計和判斷，採用的會計政策是否適合　貴公司及　貴集團的具體情況，及是否貫徹應用並充分披露該等會計政策。

我們計劃和實施審核工作，以獲取所有我們認為必要的資料和解釋，為合理確信財務報告是否不存在重大錯報提供充分足夠的證據。在作出意見時，我們亦已評價該等財務報告所載資料的整體反映是否足夠。我們相信，我們的審核工作已為下列意見提供合理的基礎。

意見

我們認為，上述財務報告符合國際財務報告準則及「香港公司條例」的披露規定，真實且公允地反映了　貴公司及　貴集團於2005年12月31日的財務狀況，及　貴集團截至該日止年度的利潤及現金流量。

安永會計師事務所
執業會計師

香港
2006年3月29日

合併利潤表

截至2005年12月31日止年度

截至12月31日止年度(人民幣百萬元)	*附註*	**2005年**	2004年 (重新列賬)
毛承保保費及保單費收入	*6*	**59,021**	60,033
減:分出保費		**(4,241)**	(4,122)
淨承保保費及保單費收入		**54,780**	55,911
未到期責任準備金增加淨額	*37*	**(1,581)**	(1,191)
淨已賺保費		**53,199**	54,720
分保佣金收入		**1,371**	1,376
淨投資收益	*7 (1)*	**9,338**	7,219
已實現的收益/(損失)	*7 (2)*	**(505)**	(56)
未實現的收益/(損失)	*7 (3)*	**822**	(717)
滙兑收益/(損失)		**(405)**	3
其他收入	*8*	**770**	648
收入合計		**64,590**	63,193
遞延保單獲得成本變動額	*25*	**3,830**	2,261
賠款及保戶利益	*9*	**(20,818)**	(16,472)
壽險責任準備金增加額	*37*	**(29,557)**	(33,872)
衍生金融負債公允價值變動額		**(6)**	(80)
佣金支出		**(5,928)**	(5,255)
營業及管理費用		**(7,090)**	(5,922)
計提保險保障基金		**(209)**	(106)
費用合計		**(59,778)**	(59,446)
營業利潤	*10*	**4,812**	3,747
所得税	*11*	**(547)**	(601)
淨利潤		**4,265**	3,146
下列應佔:			
一母公司權益持有人		**4,226**	3,116
一少數股東權益		**39**	30
		4,265	3,146
		人民幣	*人民幣*
母公司權益持有人應佔 淨利潤的每股收益一基本	*13*	**0.68**	0.56

所附附註為本財務報表的組成部份。

合併資產負債表

於2005年12月31日

於12月31日(人民幣百萬元)	附註	2005年	2004年 (重新列賬)
資產			
投資			
固定到期日投資			
債券	*14, 42*	**159,749**	112,798
定期存款	*15, 42*	**68,959**	80,320
保單質押貸款	*42*	**864**	545
客戶貸款	*42*	**662**	130
權益投資			
證券投資基金	*16, 42*	**10,058**	5,497
權益證券	*17, 42*	**5,183**	266
衍生金融資產	*18, 42*	**27**	62
於聯營公司的投資		**3**	3
投資物業	*20*	**1,243**	1,504
投資資產合計		**246,748**	201,125
現金及現金等價物	*15, 21, 42*	**17,636**	15,945
應收保費	*22, 42*	**749**	617
應收利息	*23, 42*	**438**	382
保險合同保戶賬戶資產		**12,820**	9,758
投資合同保戶賬戶資產		**3,078**	3,145
再保險資產	*24*	**4,889**	4,356
遞延保單獲得成本	*25*	**26,428**	22,622
物業、機器及設備	*26*	**2,918**	2,735
在建工程	*27*	**620**	204
土地使用權	*28*	**955**	928
商譽	*29*	**327**	322
遞延税項資產	*30*	**–**	362
法定保證金	*31*	**1,240**	1,200
其他資產		**860**	738
資產合計		**319,706**	264,439

所附附註為本財務報表的組成部份。

於12月31日（人民幣百萬元）	*附註*	**2005年**	2004年 （重新列賬）
權益及負債			
母公司權益持有人應佔權益			
股本	*32*	**6,195**	6,195
儲備	*33*	**21,493**	19,517
未分配利潤	*33*	**5,308**	2,485
		32,996	28,197
少數股東權益		**526**	430
權益合計		**33,522**	28,627
負債			
客戶保證金	*34, 42*	**1,862**	1,849
賣出回購證券	*35, 42*	**7,095**	601
預收保費		**1,880**	1,627
應付佣金	*42*	**633**	556
應付分保賬款	*42*	**533**	209
應付股息	*42*	**76**	74
應付所得税		**445**	490
保險保障基金	*36*	**60**	827
應付保戶紅利及準備金		**2,864**	1,977
保險合同負債			
壽險責任準備金	*37*	**223,538**	193,770
投資型保單賬戶餘額	*37*	**9,795**	1,411
保險合同保戶賬戶負債	*37*	**12,820**	9,758
未到期責任準備金	*37*	**11,048**	9,472
未決賠款準備金	*37*	**7,933**	6,642
投資合同負債			
投資合同保戶賬戶負債	*38*	**3,078**	3,145
投資合同準備金	*38*	**14**	15
衍生金融負債	*18, 42*	**133**	127
遞延税項負債	*30*	**49**	—
其他負債		**2,328**	3,262
負債合計		**286,184**	235,812
權益及負債合計		**319,706**	264,439

所附附註為本財務報表的組成部份。

馬明哲 *董事*	**張子欣** *首席財務執行官*	**孫建一** *董事*

合併權益變動表

截至2005年12月31日止年度

(重新列賬) (人民幣百萬元)	附註	股本	資本公積	盈餘公積	公益金	總準備金	淨未實現收益／(損失)	未分配利潤	少數股東權益	合計
		母公司權益持有人應佔權益								
			儲備							
2004年1月1日餘額										
上年列賬		4,933	2,818	4,148	486	395	(180)	352	337	13,289
採用新頒佈／修訂會計準則的影響	*3*	–	–	–	–	–	(61)	–	(1)	(62)
重新列賬		4,933	2,818	4,148	486	395	(241)	352	336	13,227
2004年的淨利潤		–	–	–	–	–	–	3,116	30	3,146
可供出售的投資的淨損失		–	–	–	–	–	(653)	–	(6)	(659)
由權益轉入利潤表的可供出售的投資的淨損失		–	–	–	–	–	69	–	1	70
已確認的遞延税項淨額	*11*	–	–	–	–	–	87	–	1	88
透過首次公開發售發行股份		1,262	12,564	–	–	–	–	–	–	13,826
股份發行費用		–	(547)	–	–	–	–	–	–	(547)
對子公司的投資變化		–	–	–	–	–	–	–	(68)	(68)
收購子公司		–	–	–	–	–	–	–	136	136
宣派2003年度股息	*12*	–	–	–	–	–	–	(592)	–	(592)
分配法定盈餘公積	*33*	–	–	261	130	–	–	(391)	–	–
2004年12月31日餘額		6,195	14,835	4,409	616	395	(738)	2,485	430	28,627

所附附註為本財務報表的組成部分。

		母公司權益持有人應佔權益									
			儲備								
							淨未實現	外幣		少數	
			資本	盈餘		總準	收益／	折算	未分配	股東	
（人民幣百萬元）	*附註*	股本	公積	公積	公益金	備金	（損失）	差額	利潤	權益	合計
2005年1月1日餘額		**6,195**	**14,835**	**4,409**	**616**	**395**	**(682)**	–	**2,485**	**431**	**28,684**
上年列賬											
採用新頒佈／修訂											
會計準則的影響	*3*	–	–	–	–	–	**(56)**	–	–	**(1)**	**(57)**
重新列賬		**6,195**	**14,835**	**4,409**	**616**	**395**	**(738)**	–	**2,485**	**430**	**28,627**
2005年的淨利潤		–	–	–	–	–	–	–	**4,226**	**39**	**4,265**
可供出售的投資的淨收益		–	–	–	–	–	**1,718**	–	–	**18**	**1,736**
由權益轉入利潤表的											
可供出售的投資的淨收益		–	–	–	–	–	**(9)**	–	–	–	**(9)**
已確認的遞延稅項淨額	*11*	–	–	–	–	–	**(256)**	–	–	**(3)**	**(259)**
增加對子公司的投資		–	–	–	–	–	–	–	–	**46**	**46**
增加一般準備		–	–	–	–	**35**	–	–	**(35)**	–	–
宣派2004年度股息	*12*	–	–	–	–	–	–	–	**(867)**	–	**(867)**
匯兌差額		–	–	–	–	–	–	**(13)**	–	**(4)**	**(17)**
分配法定盈餘公積	*33*	–	–	**334**	**167**	–	–	–	**(501)**	–	–
2005年12月31日餘額		**6,195**	**14,835**	**4,743**	**783**	**430**	**715**	**(13)**	**5,308**	**526**	**33,522**

所附附註為本財務報表的組成部分。

合併現金流量表

截至2005年12月31日止年度

截至12月31日止年度(人民幣百萬元)	*附註*	**2005年**	2004年
經營活動產生的現金流入淨額	*43*	**31,810**	34,347
投資活動產生的現金流量			
購買投資物業、物業、機器及設備、在建工程及土地使用權		**(1,079)**	(470)
處置物業、機器及設備的現金流入		**111**	22
賣出回購證券的現金流入		**6,494**	401
投資淨增加額		**(54,152)**	(43,882)
定期存款淨增加額		**11,361**	(2,087)
收購子公司產生的淨現金流入		**–**	295
新增購買子公司權益		**–**	(158)
賣出回購證券利息費用		**(81)**	(42)
收到利息		**8,123**	6,215
收到股息		**267**	393
收到租金		**107**	130
投資活動產生的現金流出淨額		**(28,849)**	(39,183)
籌資活動產生的現金流量			
發行股份所得款項		**–**	13,279
支付股息	*12*	**(865)**	(518)
籌資活動產生的現金流入／(流出)淨額		**(865)**	12,761
現金及現金等價物的淨增加額		**2,096**	7,925
淨匯兑差額		**(405)**	3
現金及現金等價物的年初餘額		**15,945**	8,017
現金及現金等價物的年末餘額	*21*	**17,636**	15,945

所附附註為本財務報表的組成部分。

資產負債表

於2005年12月31日

於12月31日(人民幣百萬元)	附註	2005年	2004年 (重新列賬)
資產			
投資			
固定到期日投資			
債券		**1,935**	49
定期存款		**11,051**	10,626
權益投資			
權益證券		**120**	–
於子公司的投資	*19*	**10,524**	8,844
投資資產合計		**23,630**	19,519
現金及現金等價物	*21*	**2,669**	7,680
應收利息		**22**	126
物業、機器及設備		**37**	9
其他資產		**47**	81
資產合計		**26,405**	27,415
權益及負債			
本公司權益持有人應佔權益			
股本	*32*	**6,195**	6,195
儲備	*33*	**20,780**	20,255
累計虧損	*33*	**(1,652)**	(512)
權益合計		**25,323**	25,938
負債			
賣出回購證券		**645**	–
應付股息		**76**	74
從子公司借款		**274**	–
應付所得税		**–**	23
其他負債		**87**	1,380
負債合計		**1,082**	1,477
權益及負債合計		**26,405**	27,415

所附附註為本財務報表的組成部分。

1. 公司資料

中國平安保險(集團)股份有限公司(以下簡稱「本公司」)於1988年3月21日在中華人民共和國(以下簡稱「中國」)深圳成立。其營業範圍包括投資保險企業、監督及管理子公司的國內、海外業務及開展保險資金運用業務等。本公司及其主要子公司(以下簡稱「本集團」)主要從事承保人壽保險、財產保險及提供其他金融服務。

本公司的註冊地址為中國深圳市八卦三路平安大廈。

於2005年內,本集團主要架構發生以下變動:

(1) 於2005年3月8日,平安信託投資有限責任公司(「平安信託」)與深圳市平安實業投資有限公司(「平安實業」)於深圳成立深圳市平安置業投資有限公司(「平安置業」)。平安置業的實收資本為人民幣3億元,本集團所佔權益為99.52%。

(2) 於2005年5月27日,本公司與中國平安人壽保險股份有限公司(「平安壽險」)及中國平安財產保險股份有限公司(「平安產險」)於上海成立平安資產管理有限責任公司(「平安資產管理」)。平安資產管理的實收資本為人民幣2億元,本集團所佔權益為99.90%。

(3) 於2005年6月13日,本公司與平安壽險、平安產險、平安信託及平安實業於上海成立平安健康保險股份有限公司(「平安健康險」)。平安健康險的實收股本為人民幣5億元,本集團所佔權益為99.96%。

(4) 經中國證券監督管理委員會(「中國證監會」)於2005年5月8日及2005年12月14日批准,平安信託向平安證券有限責任公司(「平安證券」)分別增加注資人民幣3億元及人民幣5億元。注資後,平安信託佔平安證券的權益由75.00% 增至86.21%。

(5) 經中國銀行業監督管理委員會深圳監管局於2005年9月2日批准,本公司向平安信託注資人民幣15億元。注資後,本公司佔平安信託的權益由99.26%增至99.52%。

(6) 經中國證監會於2005年12月7日批准,平安證券向深圳市平安期貨經紀有限公司(「平安期貨」)注資人民幣2,000萬元。注資後,本集團佔平安期貨的權益變更至92.80%。

2. 近期頒佈或修訂的國際財務報告準則的影響

國際會計準則理事會已頒布及修訂若干國際財務報告準則(以下統稱為「新國際財務報告準則」)，該等新國際財務報告準則僅於2006年1月1日或之後開始的年度期間生效。本集團並無於截至2005年12月31日止年度的財務報表內提前應用該等新國際財務報告準則，而計劃於該等準則生效時方予應用。本集團評估新國際財務報告準則的影響如下：

- ***國際會計準則第39號「金融工具：確認及計量」***

  公允價值計量選擇權

  如果某項金融資產或金融負債符合以下任一條件，該項準則允許公司有權選擇將其指定為以公允價值計量且其變動計入損益的金融資產或金融負債。

  – 可消除或大幅減少如按其他基準計量資產、負債或確認損益可能會造成的計量或確認方法的不一致；或

  – 可根據書面的風險管理政策或投資策略管理一組金融資產、金融負債或兩者，同時按公允價值評估其業績，並按該基準向公司內部主要管理人員提供相關資料。

  該項修訂自2006年1月1日或之後開始的年度期間生效。

- ***國際會計準則第39號「金融工具：確認及計量」***

  國際財務報告準則第4號「保險合同」

  財務擔保合同

  國際財務報告準則第4號不適用於財務擔保合同，除非發行人先前已明文確定將其視為保險合同並已採用適用於保險合同的會計方法。在該情形下發行人可選擇採用國際會計準則第39號及第32號或國際財務報告準則第4號核算該等財務擔保合同。

  該項修訂自2006年1月1日或之後開始的年度期間生效。

- ***國際財務報告準則第7號「金融工具：披露」***

  該準則將取代國際會計準則第30號「銀行及金融機構財務報表披露」及國際會計準則第32號的披露規定。該準則規定公司在其財務報表中進行相關披露，以讓使用者能夠評估金融工具對公司財務狀況及業績的重要性，公司於報告期內及報告日所承受的因金融工具而產生的風險的性質及程度，以及公司如何管理該等風險。

  該準則自2007年1月1日或之後開始的年度期間生效。

3. 主要會計政策概要

(1) 編製基準

本合併財務報表乃根據國際財務報告準則編製。該準則包括國際會計準則理事會頒佈的準則和解釋以及國際會計準則委員會批准的目前依然生效的國際會計準則和常設解釋委員會解釋公告。除了可供出售的投資、以公允價值計量且其變動計入損益的金融資產、衍生金融資產及負債以公允價值列示外，本財務報表乃以歷史成本法為基礎編製。上述財務報表編製基準與本集團及本公司法定賬目所採用之編制基準不同，後者乃按照中國公認會計準則編製。主要作出的準則差異調整包括按估計公允價值計量若干金融資產、重列保險合同負債及遞延保單獲得成本、重列相關遞延税項等。

如以前年度，對於國際財務報告準則並無具體涉及的特定問題，國際財務報告準則框架允許參考其他會計準則體系，因此：

- 本集團選擇使用目前保險公司根據香港公司條例和保險公司條例呈報其報表時所普遍採用的收入會計核算方法；及

- 本集團參照了有關美國公認會計準則，以計量本集團的保險負債和有關的遞延保單獲得成本，尤其是《財務會計準則》第60號和第97號中的計量指南規定。

3. 主要會計政策概要*(續)*

(2) 會計政策變動

於本年度，本集團已應用國際會計準則理事會新頒佈或經修訂的準則，該等準則適用於其業務並於2005年1月1日起之會計期間生效。應用該等新頒布或經修訂的準則使本集團的會計政策發生了下列變動，並對本年度及過往年度呈報的金額產生了影響：

- *國際財務報告準則第4號「保險合同」*

  本集團自2005年1月1日起採用國際財務報告準則第4號。該準則乃首條針對保險合同的國際財務報告準則的第一階段成果。國際財務報告準則第4號的主要特點包括但不限於界定保險合同的定義、要求進行負債充足性測試、要求進行再保險資產的減值測試、不計提巨災和平衡準備金。根據該準則，本集團繼續將包含任意分紅性質的投資合同允許當作保險合同進行核算。另外，某些合同項下的保費因該合同根據國際財務報告準則第4號被視為投資合同而直接作為一項金融負債，同時應由該合同承擔的保戶利益則直接計入該金融負債的借方。再者，由於某些投資連結合同符合國際財務報告準則第4號關於保險合同的定義，本集團將與該等投資連結合同相關的原計入投資連結保險投資賬戶資產與負債的資產負債單獨列示。其他投資連結合同屬於投資合同，與其相關的資產與負債作為投資合同保戶賬戶資產和負債列示。

  由於採用國際財務報告準則第4號，部分合同被重新分類為投資合同。

  由於合同重新分類而對本集團合併利潤表產生的影響如下：

截至12月31日止年度(人民幣百萬元)	**2005年**	2004年
(借方)／貸方		
毛承保保費及保單費收入	**–**	(16)
賠款及保戶利益	**1**	1
壽險責任準備金增加額	**(1)**	15
對淨利潤的影響淨額	**–**	–

3. 主要會計政策概要（續）

(2) *會計政策變動（續）*

• *國際財務報告準則第4號「保險合同」（續）*

上述變動對本集團合併資產負債表的影響如下：

於12月31日（人民幣百萬元）	**2005年**	2004年
借方／（貸方）		
壽險責任準備金	**14**	15
投資合同準備金	**(14)**	(15)
保險合同保戶賬戶資產	**12,820**	9,758
投資合同保戶賬戶資產	**3,078**	3,145
投資連結保險投資賬戶資產	**(15,898)**	(12,903)
保險合同保戶賬戶負債	**(12,820)**	(9,758)
投資合同保戶賬戶負債	**(3,078)**	(3,145)
投資連結保險投資賬戶負債	**15,898**	12,903

• *國際會計準則第39號（2004年修訂本）「金融工具：確認與計量」*

本集團自2005年1月1日起採用國際會計準則第39號（2004年修訂本）。該準則取消了「源生貸款及應收款項」的定義，並定義了「貸款及應收款項」。根據該定義，在活躍市場有報價的投資不屬貸款及應收款項。因此，本集團按有關要求及投資策略，將有報價的債券重新分類為持有至到期或可供出售的投資。上述變動對本集團合併資產負債表的影響如下：

於12月31日（人民幣百萬元）	**2005年**	2004年
借方／（貸方）		
固定到期日投資－債券	**233**	(67)
遞延稅項資產	**(35)**	10
儲備－淨未實現損失	**(196)**	56
少數股東權益	**(2)**	1

3. 主要會計政策概要*(續)*

(2) 會計政策變動(續)

- *國際財務報告準則第2號「基於股權的付款」*

自2005年1月1日起，本集團採用國際財務報告準則第2號。根據該準則，本集團須於財務報表確認基於股權的付款交易，其中包括與僱員或其他人士進行的並將以本公司的現金、其他資產或權益工具結算的交易。該準則對本集團虛擬期權計劃的確認、計量及披露提供了更多的指引。採用國際財務報告準則第2號對本集團的財務報表並未產生重大影響。計入利潤表的費用如下：

截至12月31日止年度(人民幣百萬元)	**2005年**	2004年
計入本年度費用	**61**	29

- *國際財務報告準則第3號「企業合併」*

國際財務報告準則第3號「企業合併」已於2004年3月31日開始生效。根據該準則，本集團已於2005年起停止商譽攤銷。

- *國際會計準則第27號(2004年修訂本)「合併財務報表及單獨財務報表」*

國際會計準則第27號(2004年修訂本)規定，對子公司的投資將按成本值入賬或根據國際會計準則第39號記入母公司的單獨財務報表。以前年度本公司對子公司的投資均採用權益法核算。根據該準則，本公司對子公司的投資按成本列示於未經合併的單獨財務報表中。該準則對本公司於2005年12月31日及2004年12月31日之單獨資產負債表影響如下：

於12月31日(人民幣百萬元)	**2005年**	2004年
借方／(貸方)		
於子公司的投資	**(7,673)**	(2,315)
儲備	**713**	(1,064)
未分配利潤	**6,960**	3,379

3. 主要會計政策概要*(續)*

(2) 會計政策變動(續)

除上述準則外，本集團亦於年內採用了其他經修訂的準則，其對會計報表呈列和披露的主要影響如下：

- *國際會計準則第1號(2004年修訂本)「財務報表的列報」*

  國際會計準則第1號(2004年修訂本)影響少數股東權益在利潤表(於利潤表底部單列)及在權益變動表(有關少數股東權益的獨立一欄)中的呈列及其他披露。

- *國際會計準則第8號(2004年修訂本)「會計政策、會計估計變更及差錯」*

  國際會計準則第8號(2004年修訂本)規定，在本集團執行已頒佈但尚未生效的新訂國際財務報告準則或解釋時，應披露會計政策即將出現的變更。此外，國際會計準則第8號(2004年修訂本)規定在初次採用新準則的期間須披露已知或可合理估計的資料，以評估採用新頒佈國際財務報告準則或解釋可能對本集團財務報表產生的影響。

- *國際會計準則第32號(2004年修訂本)「金融工具：披露及呈列」*

  國際會計準則第32號(2004年修訂本)規定增加金融資產及金融負債的有關披露，包括估值技術的使用及被分類為因交易而持有的金融資產及金融負債以及於初始確認時由公司指定為以公允價值計量且其變動計入損益的金融資產及金融負債的賬面金額。

(3) 外幣換算

本公司及其國內子公司的主要功能及列報貨幣是人民幣。

外幣交易最初按交易日功能貨幣的匯率入賬。以外幣計價的貨幣性資產及負債採用結算日功能貨幣的匯率進行換算。所有匯兑差異在合併利潤表中反映。按歷史成本以外幣計價的非貨幣性項目按初始交易日的匯率換算。

海外子公司的功能貨幣是港幣。於報告日，海外子公司的資產及負債均按結算日的適用匯率換算為本公司的列報貨幣，其利潤表按年內加權平均匯率換算。如果再次換算產生重大的匯兑差異，則直接記入權益的單獨項目。

3. 主要會計政策概要(續)

(4) 合併原則

本集團將本公司及所有子公司的財務報表合併且抵銷所有內部交易後編製合併財務報表，包括集團內部交易產生的所有未實現利潤。

本集團從獲得對子公司控制權時起將該子公司納入合併範圍，直至本集團終止對其的控制。控制通常指本集團直接或間接地擁有其半數以上有表決權的股份且能通過影響該公司財務及經營決策而從中獲益。

子公司財務報表的報告年度與母公司一致，按統一會計政策編製，並根據可能存在的不同重大會計政策予以調整。

屬於少數股東的權益和淨利潤在合併資產負債表及合併利潤表上均單獨列示。

(5) 子公司

子公司是指本公司直接或間接控制其財務和經營決策，以從其經營中獲益的公司。

本公司於子公司的投資按成本在本公司的單獨財務報表中列示。

(6) 聯營公司

對於本集團能對其實施重大影響的聯營公司的投資(一般佔其權益的20%至50%)，本集團採用權益法核算。當有跡象表明本集團於聯營公司的投資已經減值或往年已確認的減值不復存在時，本集團對該項資產的賬面值作出重新評估。

對來自與聯營公司交易的未實現收益，按本集團在該聯營公司享有的權益比例部份抵銷。未實現的損失也採用類似的方法予以抵銷，但僅限於沒有證據表明該被轉移的資產已發生減值。

本公司於聯營公司的投資(如有)按成本記入本公司單獨財務報表內。

3. 主要會計政策概要（續）

(7) 投資

分類

本集團將其投資分為以下類別：以公允價值計量且其變動計入損益的金融資產、貸款及應收款項、持有至到期的金融資產及可供出售的金融資產。分類主要視乎購入投資的目的而定。管理層在初始確認時確定投資的類別並在每個報告日對其進行重估。

(a) 以公允價值計量且其變動計入損益的金融資產

本類資產分為兩個子類：因交易而持有的金融資產及初始指定以公允價值計量且其變動計入損益的金融資產。如果某項資產其購入目的主要是在短期內出售，或構成有明顯短期盈利行為的金融資產組合的一部份，或被管理層指定作此分類，則該金融資產初始作此歸類。未指定作套期工具的衍生工具也歸作因交易而持有的金融資產。

(b) 貸款及應收款項

貸款及應收賬款是指付款金額固定或可確定但沒有活躍市場報價的非衍生金融資產，不包括本集團擬於短期內出售的金融資產或指定為以公允價值計量且其變動計入損益的金融資產及可供出售的金融資產。

(c) 持有至到期的金融資產

持有至到期的金融資產是指付款金額固定或可確定、有固定到期日且本集團管理層有明確意向及能力持有至到期日的非衍生金融資產，不包括貸款及應收款項。

(d) 可供出售的金融資產

可供出售的金融資產是被指定為本類或沒有歸作任何其他類別的非衍生金融資產。

上市投資乃於證券交易所報價及交易的投資。非上市投資乃於銀行間或其他市場（不包括證券交易所）交易的投資。

初始計量

常規方式購買或出售投資在本集團承諾購入或出售資產的交易日確認。投資按公允價值進行初始計量，如果該項投資不是以公允價值計量且其變動計入損益的金融資產，則還應加上可直接歸屬於該金融資產的獲得交易費用。當獲取某項金融資產所產生的現金流量的合同權利已到期，或者金融資產已被轉讓且本集團已轉讓該金融資產所有權上幾乎所有的風險和報酬時，應終止確認該項投資。

3. 主要會計政策概要*(續)*

(7) *投資(續)*

後續計量

可供出售的金融資產和以公允價值計量且其變動計入損益的金融資產按公允價值進行後續計量。貸款及應收款項以及持有至到期的金融資產按攤餘成本採用實際利率法計量。

以公允價值計量且其變動計入損益的金融資產因公允價值變動而產生的已實現或未實現損益計入產生當期的利潤表。

可供出售的金融資產因公允價值變動而產生的未實現損益確認為權益。在可供出售的金融資產已售出或減值時，其累計公允價值調整作為已實現損益計入利潤表。

存在活躍市場報價的投資的公允價值以其現行買入價為準。如某項金融資產不存在活躍市場，本集團將採用估值方法確定其公允價值，包括採用近期的公平交易價、參考其他類似金融工具、現金流折現分析及其他市場參與者常用的估值技術。對於沒有活躍市場報價的可供出售的權益投資，倘未有可靠的估值技術，其公允價值按成本扣除減值準備估算。

(8) *衍生金融工具*

衍生金融工具主要指本集團購入的可轉換債券內含的期權及若干保險合同內含的衍生工具。

倘可轉換債券分類為可供出售的投資，其內含期權應分離出來列作以公允價值計量且其變動計入損益的投資。倘可轉換債券分類為以公允價值計量且其變動計入損益的投資，則無需將其內含衍生工具從主債券中分離出來。

衍生金融工具於相關合同訂立之日按公允價值進行初始確認，其後按公允價值重估進行後續計量。公允價值為正數的衍生工具列作資產，公允價值為負數的列作負債。

(9) *買入返售證券*

本集團簽訂了買入返售證券之協議。該等證券歸類為貸款及應收款項。買入返售證券以貸款金額的成本入賬。該等協議項下的貸款金額在資產負債表中列為一項資產。本集團並不親自保管該等協議項下的證券。於貸款未清償之前，相關的上市證券交易所不允許出售或轉讓該等證券。當對方違約不償還該貸款時，本集團擁有在證券交易所託管相關證券的權利。

3. 主要會計政策概要*(續)*

(10) 投資物業

投資物業是指以獲得租賃收入為目的，而非以提供服務或管理為目的而持有的物業投資。

投資物業按成本進行初始計量，即按獲取該等投資所支付對價(包括交易成本在內)的公允價值計量。其後，投資物業均以成本扣除累計折舊及減值準備後的淨額列示。

投資物業的折舊乃於扣除資產預計淨殘值(原始成本的5%)後，在其預計可使用年限內以直線法計提。投資物業的預計可使用年限為30至35年。

本集團定期檢查投資物業的可使用年限及折舊計提方法，以確保投資物業的折舊方法和折舊年限與該投資物業預期可以帶來的經濟利益相一致。

本集團對已提足折舊但仍繼續使用的資產不再計提折舊，該等資產將繼續列示於財務報表中直至其終止使用。

當且僅當有證據表明投資物業之用途已改變時確認投資物業的轉入和轉出。

(11) 現金及現金等價物

現金包括庫存現金及存放於銀行的現金。現金等價物指持有期限短、流動性強、易於轉換為已知金額現金、自購買日起三個月內到期且價值變動風險很小的存款或投資。

(12) 賣出回購證券

賣出回購證券分類為短期借款，通常自交易日起183天內到期。本集團可能被要求以標的證券的公允價值為基礎提供額外的抵押。賣出回購證券以借款的成本入賬。由於根據本集團的政策，本集團對賣出回購證券協議項下的證券仍保持有效的控制，用於抵押的證券將繼續在資產負債表上列示。

3. 主要會計政策概要(續)

(13) 遞延保單獲得成本

(a) 長期傳統保險業務、投資連結及萬能人壽保險合同的遞延保單獲得成本

新業務的獲得成本予以遞延,主要包括與新業務的承接直接相關的佣金、承保費用、銷售費用及保單出單費用,並因新業務的不同而有所差異。保單簽發日及每個會計期末均需對遞延保單獲得成本進行可收回性測試。

傳統人身保險業務及年金保險業務的遞延保單獲得成本在預計保單年限內以預期保費收入的固定比例攤銷。預期保費收入在保單簽發時估計,除非出現保費不足的情況,其適用於整個保單期間。

長期投資連結及萬能人壽保險合同的遞延保單獲得成本,在預計合同年限內以該合同在合同年限內預計實現的毛利潤現值的固定比例攤銷。預計毛利潤為考慮下列因素後的估計數:死亡率、管理費用、投資收入以及退保費用,減超出投資型保單賬戶餘額的賠付、行政管理費用及應付利息。預計毛利潤需定期進行調整,並以最近調整後的適用於剩餘合同期限的利率計算調整後毛利潤的現值。實際結果與估計的差額在合併利潤表中反映。

假設投資產生的未實現收益已實現,其對遞延保單獲得成本攤銷的影響應作為未實現收益的減項在權益中確認。

(b) 財產保險及短期人壽保險業務的遞延保單獲得成本

保單獲得成本主要為與業務的承接直接相關的佣金和與保費收入有關的稅金等。保單獲得成本因承接的業務不同而有所差異,本集團對其予以遞延並在保單年限內攤銷。在考慮未來投資收入後,遞延保單獲得成本需定期檢查,以確保遞延保單獲得成本不超過其可收回金額。就保單獲得成本而向再保險公司收取的款項以相同的方式予以遞延。

3. 主要會計政策概要 *(續)*

(14) 物業、機器及設備

物業、機器及設備以實際成本扣除累計折舊和減值準備後的餘額列示。當該等資產出售或報廢時，將其成本和累計折舊從報表上剔除，相關處置產生的收益或虧損在利潤表中反映。

物業、機器及設備的初始成本包括其購買價格(含進口關稅和不可返還的購買稅)以及其他任何使該資產達到其可使用狀態和使用地點的可直接歸屬的成本。物業、機器及設備投入使用後所發生的維修保養等支出，一般於其發生當期計入利潤表中。在明確顯示有關支出可能導致物業、機器及設備的未來經濟效益增加超過其初始估計水平的情況下，該支出作為物業、機器及設備的額外成本予以資本化。

物業、機器及設備的折舊乃於考慮每項資產的預計淨殘值後在其預計可使用年限內以直線法計提。物業、機器及設備的預計淨殘值率和預計可使用年限按類別列示如下：

	預計 淨殘值率	預計 可使用年限
租賃固定資產改良	–	剩餘租賃期與租賃資產尚可使用經濟年限孰短
建築物	5%	30-35 年
辦公設備、傢俱及裝修	5%	5 年
運輸設備	5%	5-8 年

物業、機器及設備的可用年限及折舊計提方法經定期檢查，以確保該資產的折舊方法和折舊年限與該資產預期可以帶來的經濟利益相一致。

對已提足折舊仍繼續使用的資產不再計提折舊，這些資產將繼續在財務報表中列示直至其停止使用。

(15) 在建工程

在建工程是指興建中的建築物及待安裝設備之成本。

在建工程在完工及投入使用前不計提折舊。

3. 主要會計政策概要 *(續)*

(16) 土地使用權

土地使用權以成本扣除累計攤銷和減值準備後的餘額列示。土地使用權在剩餘權利年限內按照直線法進行攤銷。

(17) 商譽

收購產生的商譽最初按成本計算，即業務合併成本超出收購人於可辨別資產、負債及或有負債的淨公允價值中所擁有權益的部份。於首次確認後，商譽按成本減去任何累計減值虧損計算。截至收購日期，任何收購所產生商譽會分配至預期將受益於合併協同效益的各個現金產生單位。

(18) 產品分類

(a) 保險合同

保險合同指合同成立時已包含重大保險風險或在合同成立時存在某種具商業實質的可能情況，其未來保險風險為重大的合同。本集團釐定的保險風險的大小取決於保險事項發生的概率及其潛在影響的大小。

一旦被列為保險合同，在其餘下的年限內即使保險風險大幅降低，該合同仍然作為保險合同。

(b) 投資合同

根據國際財務報告準則未列為保險合同的保單均列為投資合同。投資合同分為含任意分紅特徵及不含任意分紅特徵兩類。根據不含任意分紅特徵的投資合同收取的儲金不計入利潤表中，而作為投資合同準備金的調整直接計入資產負債表中。含任意分紅特徵的投資合同視同保險合同，在其項下收取的儲金則計入利潤表中。

(19) 保險合同負債

(a) 長期人壽保險責任準備金

長期人壽保險保單不受保單條款單方面變化的影響，其期限預計超過12個月，要求在較長期限內提供各種功能和服務(包括但不限於保險保障)。

壽險責任準備金指預期為除投資連結保險及萬能壽險以外的長期人壽保險保單持有人承擔未來保險責任而提取的準備金。

3. **主要會計政策概要** *(續)*

(19) 保險合同負債(續)

(a) 長期人壽保險責任準備金(續)

因未來合同利益而產生的合同責任須於有關保費確認時予以記錄。為人壽保險業務而承擔的該等責任採用建立在包括死亡率、繼續率、費用率、保戶紅利、投資回報(含對可能發生的重大不利偏差而做出的準備)等各因素的精算假設基礎上的均衡淨保費法計算。該等精算假設於保單出具時制定，除非出現保費不足的情況保持不變。根據現行的中國保險法規，對於分紅保險保單，至少應將可分配盈餘(按保單條款、現行法規及本集團的分紅政策計算)的70%分配給保單持有人，並於總負債內計提為一項負債。

對於保費付款期短於保險保障期的保單，額外提取遞延利潤準備金作為壽險責任準備金的一部份。遞延利潤準備金將確保利潤與有效保單金額之間的固定關係。

保單持有人應佔的未實現收益(日後可能支付予分紅保單持有人)計入該等合同的壽險責任準備金內。

(b) 未決賠款準備金

未決賠款準備金為對財產保險及短期人壽保險業務於結算日發生但未結清的所有未決賠款的最終損失作出最有可能估計後提取的準備金。該最有可能估計(不論是否已呈報)乃經計入有關未決賠款的處理成本及扣除預計追償收入及其他回收款。未決賠款於通告及結算過程中可能遭受重大延誤，因此最終成本於結算日無法確切得知。本集團對估計的確定方法及準備金的提取方法不斷進行複查和修訂，並將由此產生的調整反映在當期的利潤表內。本集團不以貼現的方法計算未決賠款準備金。

(c) 未到期責任準備金

財產保險和短期人壽保險於保單成立時確認承保保費收入，並在相應保險期限內按時間比例確認已賺保費收入。未到期責任準備金是對應保險期內尚未到期部份的已承保保費收入。

3. 主要會計政策概要(續)

(19) 保險合同負債(續)

(d) 負債充足性測試

於各結算日進行負債充足性測試是為保證扣除相關遞延保單獲得成本後的合同負債的充足性。進行該等測試時，按未來合同現金流量的現時最佳估計、賠付、保單管理費用及支持該等責任的資產所產生的投資收入予以評估。任何不足額隨即於利潤表內扣除，而扣除方式為先冲銷遞延獲得成本，再為負債充足性測試產生的損失設立準備金。如上所述，具固定年期的長期人壽保險按出具保單時載列的假設計量其負債。當負債充足性測試要求採用新的最佳估計假設時，該等假設則用於該等負債的後續計量。短期人壽保險及財產保險保單的準備金根據未來賠款、成本、已賺保費等項目估計得出。

(20) 投資合同責任準備金

不符合保險合同定義的保單乃投資合同，按攤餘成本或按估計公允價值重新列賬。

(21) 投資連結保險業務

視為保險合同的與投資連結保險合同相關的資產及負債, 作為保險合同的保戶賬戶資產及負債呈列。視為投資合同的與投資連結保險合同相關的資產及負債，作為投資合同的保戶賬戶資產及負債呈列。

投資連結保險業務的收入包括用於彌補保險風險的保單費及相關成本。保單費包括用於彌補保險成本的費用、管理費及退保收益。收取的除保單費和管理費外的資金在保戶賬戶責任準備金中反映。當期發生的超出上述保戶賬責任準備金的給付和賠款計入合併利潤表的賠款支出中。

保戶賬戶資產和負債是為達到保戶專門的投資目標而持有的資金，保戶承擔相應的投資風險。保戶賬戶的淨投資收益直接由保戶享有或承擔。每個獨立賬戶的資產與負債均以估計市值計價，並與其他獨立賬戶的資產和負債或本集團自身的投資分開核算。

3. 主要會計政策概要*(續)*

(22) 萬能壽險業務

該等保險的收入包括用於彌補保險風險的保單費及相關成本。保單費包括用於彌補保險成本的費用、管理費及退保收益。就未來服務收取的保單費與有關的遞延保單獲得成本以類似的方式予以遞延及確認。費用包括計入投資型保單賬戶的利息及超出投資型保單賬戶餘額的給付。

(23) 股息分配

股息分配方案由董事會提出，經股東大會批准後確認為負債。

(24) 收入確認

收入於與經濟交易相關的經濟利益能夠流入本集團，且其金額能夠可靠地計量時予以確認。收入的確認依據如下：

(a) 保費收入

長期傳統及分紅人壽保險的保費於保單列示的保費被視為可從保戶收取時確認為收入。長期財產保險的保費於應向保戶收取時確認為收入。短期財產保險及短期人壽保險的保費在扣除退費後，於承擔風險時確認為收入。

(b) 投資連結保險業務

來自投資連結保險業務的保單費收入，是投資連結保險所收取的保費與分配至保戶賬戶負債的保費存款的差額。

管理費於每月月底根據約定合同費率計提。

(c) 萬能壽險業務

用於彌補保險風險及有關成本的保費視為保費收入，包括與保險成本相關的保單費、管理費及退保費用等。

3. 主要會計政策概要（續）

(24) 收入確認（續）

(d) 淨投資收益

淨投資收益包括定期存款、固定到期日證券、買入返售證券、保戶質押貸款和其他貸款的利息、證券投資基金及權益證券的股息、投資物業經營性租賃收入等。股息於收取派付權利被確定時予以確認。投資物業經營性租賃收入（扣除給予租戶的各種優惠之後）在租賃期內按直線法確認為收入。其他淨投資收益主要根據本金、適用利率按時間比例計提。

(25) 再保險業務

在再保險合同下，本集團進行評估和審核，以保證承保風險和時間性風險已由分出公司轉讓給再保險人。承保風險指發生重大損失的合理可能性，時間性風險指現金流的產生時間發生重大變化的合理可能性。

再保險資產包括根據再保險合同，向分入保險公司和再保險公司應收的已付和未付的賠款和理賠費用、分出的未到期責任準備金、按照合同分保持有的分出的壽險責任準備金等。可向再保險公司攤回的賠款金額，按與估算再保險合同負債一致的方式進行估計。

再保險業務的資產及負債在資產負債表中分別列示，除非有權利將其抵銷。本集團對潛在再保險人的財務實力進行評估，並繼續對再保險人的財務狀況進行監督。

根據中國保險法規規定，於2005年，本集團需將財產保險和短期人壽保險毛保費收入的5%分出給國有再保險公司。

(26) 經營性租賃

經營性租賃指由出租人承擔與資產所有權相關的絕大部份風險及收益的租賃。

本集團作為出租人時，通過經營性租賃租出的資產列為投資物業，因經營性租賃產生的應收租金，在租賃年限內按照直線法計入合併利潤表中。

本集團作為承租人時，因經營性租賃產生的應付租金，在租賃年限內按照直線法計入合併利潤表。出租人提供各項優惠按出租年限以直線法遞減經營性租賃支出。

3. 主要會計政策概要*(續)*

(27) 員工福利

(a) 養老金義務

本集團的員工主要參與各種供款養老金計劃。該等養老金計劃主要由有關政府機構資助；本集團每月為該等養老金計劃支付相應的款項，再由有關機構負責向已退休員工支付養老金。上述支付款項於發生時計為費用。根據該等計劃，本集團就退休福利沒有任何其它重大法定或承諾義務。若干僱員亦獲提供團體壽險，惟涉及金額屬不重大。

(b) 住房福利

本集團的員工享有政府資助的各種住房公積金計劃。本集團根據員工工資的一定比例每月繳納公積金。本集團對該基金的義務僅限於須於每期間繳納款項。

(c) 醫療福利

本集團根據相關地方法規向當地機構繳納醫療福利基金。

(28) 基於股權付款的交易

本集團僱員以股份付款交易方式收取酬金，在該方式下，僱員通過提供服務來換取按現金結算的虛擬期權。

虛擬期權的成本乃透過使用柏力克一舒爾斯公式，並計及授出有關工具的年期及條件，於授出日期初步按公允價值計量。該公允價值會在有關期間支銷，直至被賦予權利確認為相應的負債為止。而該負債會於各結算日至結付日期(包括該日)進行重新計量，其公允價值的變動則於利潤表內確認。

(29) 稅項

所得稅費用(及應繳營業稅)按現行稅務法規、慣例和解釋計算。所得稅以當年的預計應納稅所得為依據計提並考慮遞延稅項。遞延稅項以資產負債表負債法計算。

遞延稅項反映了各項資產和負債的應稅金額與其在財務報表中的賬面餘額的暫時性差異所導致的淨稅務影響。遞延稅項資產和負債的賬面餘額是在資產負債表日實行或實質上實行的稅率的依據上估計暫時性差異的轉回或結算時所適用的所得稅稅率而計算確認的。

3. 主要會計政策概要(*續*)

(29) 稅項(續)

遞延稅項資產在將來有足夠的應納稅所得額可供抵扣的情況下予以確認。於每一資產負債表日，本集團重新評估未確認的遞延稅項資產及遞延稅項資產的賬面值，並在未來可實現的應納稅所得額範圍內確認以前年度未確認的遞延稅項資產。當可能不再有足夠的應納稅所得額來抵扣遞延稅項資產的部份及全部利益時，本集團轉銷有關遞延稅項資產的賬面金額。所有的應稅暫時性差異均確認為遞延稅項負債。

遞延稅項資產和負債均不折現，作為非流動性資產(負債)列示於資產負債表。

與直接計入權益的項目相關的當期稅項及遞延稅項直接計入權益。

所得稅返還於實際收到時入賬。

(30) 資產減值

(a) 投資資產

於每一資產負債表日檢查投資的減值情況。

對於以歷史成本或攤餘成本計價的投資，一旦預計可能無法根據合同條款全額收回貸款、應收款或押金，則計提資產減值準備，並計入合併利潤表。

投資的賬面值與其預期可收回金額之間的差額作為損失進行確認。對以前年度提取的減值準備，若有事實能客觀地說明應減少已提取的減值準備金額，則轉回已提取的減值準備並反映在合併利潤表中。恢復投資資產的賬面值不應超過提取減值準備前的歷史成本或攤餘成本。

(b) 商譽

商譽每年進行減值測試，倘事件或情況變化表明其賬面價值可能發生減值時，則更為頻密的進行減值測試。

3. **主要會計政策概要**（*續*）

(30) ***資產減值***（*續*）

(b) *商譽*（*續*）

就減值測試而言，從企業合併購得的商譽乃自收購日期起分配至本集團的現金產生單位或現金產生單位組，該等單位預期將受惠於合併的協同效應，而不論本集團其他資產或負債是否分配至該等單位或單位組。商譽分配至如下每個單位或單位組：

(i) 商譽因內部管理目的而受監控的本集團內部最低層級；及

(ii) 不得大於本集團根據國際會計準則第14號「分部報告」所釐定主要或次要報告形式劃分的分部。

減值乃透過評估與商譽有關的現金產生單位的可收回金額確定。倘現金產生單位的可收回金額少於其賬面值，則應確認減值虧損。

(c) *其他資產*

當有跡象表明其他資產的賬面值可能無法完全收回時，本集團將檢查其減值情況。只要資產的賬面值超過其可收回金額，則應在合併利潤表中確認減值損失。可收回金額為資產的淨售價和使用價值孰高者。淨售價是指預計近期出售可得扣除處置成本後的金額，而使用價值則是指通過使用該資產能夠產生的未來現金流及使用後處置該資產能產生的現金流之和的現值。如果可行，可收回金額按個別資產進行估計，否則將該資產計入其所屬的現金流產出單位予以估計。

自最近一次確認減值準備後，當且僅當用於釐定資產的可收回金額的會計估計發生變化時，轉回以前年度就該項資產已確認的減值準備，並反映在合併利潤表中。恢復資產的賬目價值不應超過以前年度確認減值準備前的賬面值（已扣除攤銷或折舊）。

(31) ***關聯方***

如果一方有能力直接或間接控制另一方，或者在進行財務決策和經營決策時對另一方具有重大影響，則雙方被視為關聯方。受到共同控制和共同重大影響的雙方也視為關聯方。關聯方可以是個人或企業實體。

4. 應用會計政策的重要會計估計及判斷

本集團會作出影響資產及負債的呈報金額的估計及判斷。估計及判斷不斷予以評估，並基於過往經驗及其他因素，包括對在有關情況下視為合理的未來事件的預期。

(1) 對保險合同及含有任意分紅特徵的投資合同產生的未來保戶利益賠付的估計

對人壽保險合同最終賠付責任的估計是本集團最重要的會計估計。在估計本集團最終賠付責任時，須考慮若干不確定因素。在承擔風險的每年，本集團會對預期死亡人數作出估計。本集團的估計是根據可反映以往死亡率情況的行業和全國人口死亡率表(經作出適當調整以反映本集團的特有風險)作出的。估計死亡人數決定了未來將支付的可能給付價值，而此亦計算在內以確保責任準備金有足夠保障範圍，從而監控當前與未來保費。就人壽保險合同而言，本集團會就預期未來死亡率改善作出審慎撥備，但是傳染病及生活方式的巨大改變均可能導致預期未來死亡風險出現重大變動。這些因素給估計最終責任帶來了更多不確定性。

本集團也對以資產支持的人壽保險合同所產生的未來投資收入進行估計。估計依據當前市場回報和預期未來經濟及金融發展狀況而作出。

訂立合同時將估計未來死亡人數、自願退保、投資收益率及管理費用，並用作計算合同期內應承擔的責任。於各報告日重估該等估計的充足性並將有關變動作為對負債的調整(如必要)。

估計及管理層判斷對確定產險合同責任亦十分重要，但其重要程度不及確定壽險責任。主要由於有關責任屬短期性及對特定事件或交易的保障條款及條件已在保險合同中直接規定。過往經驗及趨勢是釐定責任的依據。

(2) 以公允價值計量且其變動計入損益的金融資產及可供出售金融資產的公允價值

存在活躍市場報價的投資的公允值以其現行賣入價為準。如某項金融資產不存在活躍市場，本集團將採用估值方法確定其公允價值，包括採用近期的公平交易價、參考其他類似金融工具、現金流折現分析及其他市場參與者常用的估值技術。對於沒有活躍市場報價的可供出售的權益投資，倘未有可靠的估值技術，其公允價值按成本扣除減值準備估算。

4. **應用會計政策的重要會計估計及判斷**(續)

(3) 投資合同公允價值

本集團出售投資合同，與該類合同有關的金融負債為指定以公允價值計量且其變動計入損益的金融負債。該類金融工具不存在活躍市場報價，其公允價值參照合同條款、任何支持該等合同的資產的估計公允價值及內部產生的估值技術等釐定。

5. **分部報告**

本集團的業務分部信息現分為四類：人壽保險業務、財產保險業務、總部及其他業務。分部淨利潤包括直接歸屬分部的收入減費用以及按合理比例分配至分部的收入減費用(包括外部交易及與集團內其他分部之間的交易)。

分部資產與負債主要包括直接歸屬分部的經營性資產及負債及按合理比例分配至分部的資產及負債。分部資產在扣除相關準備之後予以確定，在本集團合併資產負債表中將上述扣除計作直接沖銷。本集團於年內的收入及淨利潤主要來自中國境內的上述業務，因此，未提供按地域所作的分部分析。

5. 分部報告（續）

截至2005年12月31日止年度的分部分析如下：

（人民幣百萬元）	人壽保險	財產保險	總部	其他	抵銷	合計
利潤表						
毛承保保費及保單費收入	46,945	12,076	–	–	–	59,021
減：分出保費	(810)	(3,431)	–	–	–	(4,241)
未到期責任準備金增加淨額	(331)	(1,250)	–	–	–	(1,581)
淨已賺保費	45,804	7,395	–	–	–	53,199
分保佣金收入	227	1,144	–	–	–	1,371
淨投資收益	8,293	390	590	82	(17)	9,338
已實現的收益／（損失）	(577)	(5)	34	43	–	(505)
未實現的收益／（損失）	820	13	–	(11)	–	822
滙兑淨損失	(379)	(8)	(3)	(15)	–	(405)
其他收入	410	52	74	402	(168)	770
收入合計	54,598	8,981	695	501	(185)	64,590
遞延保單獲得成本變動額	3,645	185	–	–	–	3,830
賠款及保戶利益	(15,559)	(5,259)	–	–	–	(20,818)
壽險責任準備金增加額	(29,557)	–	–	–	–	(29,557)
衍生金融負債的公允價值變動額	(6)	–	–	–	–	(6)
佣金支出	(5,168)	(820)	–	–	60	(5,928)
營業及管理費用	(4,162)	(2,201)	(416)	(419)	108	(7,090)
計提保險保障基金	(116)	(93)	–	–	–	(209)
費用合計	(50,923)	(8,188)	(416)	(419)	168	(59,778)
營業利潤	3,675	793	279	82	(17)	4,812
所得税	(124)	(371)	(40)	(12)	–	(547)
淨利潤	3,551	422	239	70	(17)	4,265

5. 分部報告*(續)*

(人民幣百萬元)	人壽保險	財產保險	總部	其他	抵銷	合計
資產負債表						
投資資產	222,073	10,003	23,647	2,150	(11,125)	246,748
其他資產	56,159	8,788	2,758	6,042	(789)	72,958
總資產	278,232	18,791	26,405	8,192	(11,914)	319,706
保險及投資合同負債	254,312	13,914	–	–	–	268,226
其他負債	12,645	2,514	1,096	2,932	(1,229)	17,958
總負債	266,957	16,428	1,096	2,932	(1,229)	286,184
其他分部資料						
資本性支出	872	149	31	27	–	1,079
折舊	389	107	3	37	–	536
土地使用權攤銷	20	–	–	–	–	20
確認的減值準備	52	–	–	23	–	75
計入合併業績的其他非現金費用性支出	(60)	110	–	(1)	–	49

5. 分部報告 *(續)*

截至2004年12月31日止年度的分部分析如下：

(重新列賬) (人民幣百萬元)	人壽 保險	財產 保險	總部	其他	抵銷	合計
利潤表						
毛承保保費及保單費收入	49,883	10,150	–	–	–	60,033
減：分出保費	(813)	(3,309)	–	–	–	(4,122)
未到期責任準備金增加淨額	(114)	(1,077)	–	–	–	(1,191)
淨已賺保費	48,956	5,764	–	–	–	54,720
分保佣金收入	234	1,142	–	–	–	1,376
淨投資收益	6,501	291	439	57	(69)	7,219
已實現的收益／(損失)	(127)	(3)	1	73	–	(56)
未實現的收益／(損失)	(628)	(48)	1	(42)	–	(717)
滙兑淨收益	–	–	3	–	–	3
其他收入	276	30	45	328	(31)	648
收入合計	55,212	7,176	489	416	(100)	63,193
遞延保單獲得成本變動額	2,071	190	–	–	–	2,261
賠款及保戶利益	(12,032)	(4,440)	–	–	–	(16,472)
壽險責任準備金增加額	(33,872)	–	–	–	–	(33,872)
衍生金融負債的公允價值變動額	(80)	–	–	–	–	(80)
佣金支出	(4,577)	(678)	–	–	–	(5,255)
營業及管理費用	(3,653)	(1,742)	(171)	(387)	31	(5,922)
計提保險保障基金	(32)	(74)	–	–	–	(106)
費用合計	(52,175)	(6,744)	(171)	(387)	31	(59,446)
營業利潤	3,037	432	318	29	(69)	3,747
所得税	(333)	(215)	(46)	(7)	–	(601)
淨利潤	2,704	217	272	22	(69)	3,146

5. 分部報告(續)

(重新列賬) (人民幣百萬元)	人壽 保險	財產 保險	總部	其他	抵銷	合計
資產負債表						
投資資產	180,928	7,577	19,519	2,065	(8,964)	201,125
其他資產	42,849	8,066	7,870	4,883	(354)	63,314
總資產	223,777	15,643	27,389	6,948	(9,318)	264,439
保險及投資合同負債	212,218	11,995	–	–	–	224,213
其他負債	5,491	1,989	1,477	2,992	(350)	11,599
總負債	217,709	13,984	1,477	2,992	(350)	235,812
其他分部資料						
資本性支出	361	87	8	14	–	470
折舊	331	117	1	77	–	526
土地使用權攤銷	19	–	–	–	–	19
確認的減值準備	35	15	–	23	–	73
計入合併業績的其他 非現金費用性支出	(26)	(26)	–	1	–	(51)

5. 分部報告（續）

承保保費及保單費收入的分析如下：

截至12月31日止年度（人民幣百萬元）	2005年	2004年 （重新列賬）
毛額		
人壽保險		
個人壽險		
躉繳保費及保單費收入	**2,628**	2,565
首年保費及保單費收入	**5,497**	5,063
續期保費及保單費收入	**30,633**	28,321
	38,758	35,949
銀行保險		
躉繳保費及保單費收入	**872**	5,541
首年保費及保單費收入	**35**	98
續期保費及保單費收入	**226**	197
	1,133	5,836
團體保險	**7,054**	8,098
人壽保險業務毛承保保費及保單費收入	**46,945**	49,883
財產保險		
機動車輛保險	**7,497**	6,232
非機動車輛保險	**4,044**	3,545
意外與健康保險	**535**	373
財產保險業務毛承保保費收入	**12,076**	10,150
毛承保保費及保單費收入	**59,021**	60,033
扣除分出保費		
人壽保險		
個人壽險	**38,600**	35,668
銀行保險	**1,133**	5,836
團體保險	**6,402**	7,566
	46,135	49,070
財產保險		
機動車輛保險	**6,304**	4,902
非機動車輛保險	**1,851**	1,654
意外與健康保險	**490**	285
	8,645	6,841
淨承保保費及保單費收入	**54,780**	55,911

6. 毛承保保費及保單費收入

截至12月31日止年度(人民幣百萬元)	2005年	2004年
		(重新列賬)
毛承保保費、保單費收入及保費存款		
(根據中國公認會計準則呈報)	**71,624**	65,618
減:營業稅金及附加	**(857)**	(739)
毛承保保費、保單費收入及保費存款		
(扣除營業稅金及附加)	**70,767**	64,879
減:分配至保戶賬戶的保費存款	**(3,214)**	(3,416)
分配至投資合同的保費存款	**–**	(16)
分配至投資型保單賬戶的保費存款	**(8,532)**	(1,414)
毛承保保費及保單費收入	**59,021**	60,033

截至12月31日止年度(人民幣百萬元)	2005年	2004年
		(重新列賬)
長期壽險業務毛承保保費及保單費收入	**42,420**	46,018
短期壽險業務毛承保保費收入	**4,525**	3,865
財產保險業務毛承保保費收入	**12,076**	10,150
毛承保保費及保單費收入	**59,021**	60,033

7. 投資收益

(1) 淨投資收益

截至12月31日止年度（人民幣百萬元）	2005年	2004年 （重新列賬）
固定到期日投資的利息收入		
債券		
－持有至到期的投資	**4,568**	2,393
－可供出售的投資	**901**	614
－以公允價值計量且其變動計入損益的投資	**50**	67
定期存款		
－貸款及應收款項	**3,463**	3,592
其他		
－貸款及應收款項	**63**	72
權益投資的股息收入		
證券投資基金		
－可供出售的投資	**82**	88
－以公允價值計量且其變動計入損益的投資	**90**	294
權益證券		
－可供出售的投資	**84**	9
－以公允價值計量且其變動計入損益的投資	**11**	2
投資物業經營性租賃收入	**107**	130
賣出回購證券利息支出	**(81)**	(42)
合計	**9,338**	7,219
淨投資收益率（年率）	**4.2**	4.1

上述投資收益率未考慮投資物業租賃收入及以外幣計價的投資資產產生的匯兑損益。

(2) 已實現的收益／（損失）

截至12月31日止年度（人民幣百萬元）	2005年	2004年 （重新列賬）
固定到期日投資		
－可供出售的投資	**253**	15
－以公允價值計量且其變動計入損益的投資	**43**	42
權益投資		
－可供出售的投資	**(258)**	(84)
－以公允價值計量且其變動計入損益的投資	**(543)**	(29)
合計	**(505)**	(56)

7. 投資收益*(續)*

(3) 未實現的收益/(損失)

截至12月31日止年度(人民幣百萬元)	**2005年**	2004年 (重新列賬)
固定到期日投資		
一以公允價值計量且其變動計入損益的投資	**10**	(35)
權益投資		
一以公允價值計量且其變動計入損益的投資	**808**	(676)
衍生金融資產		
一以公允價值計量且其變動計入損益的投資	**4**	(6)
合計	**822**	(717)

(4) 總投資收益

截至12月31日止年度(人民幣百萬元)	**2005年**	2004年 (重新列賬)
淨投資收益	**9,338**	7,219
已實現的收益/(損失)	**(505)**	(56)
未實現的收益/(損失)	**822**	(717)
合計	**9,655**	6,446
總投資收益率(年率)	**4.3**	3.6

上述投資收益率未考慮投資物業租賃收入及以外幣計價的投資資產產生的匯兑損益。

8. 其他收入

截至12月31日止年度(人民幣百萬元)	**2005年**	2004年 (重新列賬)
證券經紀佣金收入	**117**	145
投資連結保險管理費	**177**	146
證券承銷收入	**79**	102
存放銀行同業款項的利息收入	**8**	9
現金等價物的利息收入	**205**	105
其他	**184**	141
合計	**770**	648

9. 賠款及保戶利益

(1)

截至12月31日止年度 (人民幣百萬元)	2005年 毛額	自再 保險公司 收回款額	淨值
賠款及理賠費用	**10,799**	**(2,474)**	**8,325**
退保	**5,618**	**–**	**5,618**
年金	**1,815**	**–**	**1,815**
滿期及生存給付	**3,824**	**–**	**3,824**
保戶紅利支出及準備金	**1,064**	**–**	**1,064**
投資型保單賬戶利息	**172**	**–**	**172**
合計	**23,292**	**(2,474)**	**20,818**

(重新列賬) 截至12月31日止年度 (人民幣百萬元)	2004年 毛額	自再 保險公司 收回款額	淨值
賠款及理賠費用	9,292	(2,307)	6,985
退保	3,866	–	3,866
年金	2,286	–	2,286
滿期及生存給付	2,506	–	2,506
保戶紅利支出及準備金	822	–	822
投資型保單賬戶利息	7	–	7
合計	18,779	(2,307)	16,472

9. 賠款及保戶利益（續）

(2)

截至12月31日止年度（人民幣百萬元）	2005年 毛額	2005年 自再保險公司收回款額	2005年 淨值
長期人壽保險合同利益	**14,058**	**(5)**	**14,053**
短期人壽保險賠款及利益	**2,082**	**(576)**	**1,506**
財產保險賠款及利益	**7,152**	**(1,893)**	**5,259**
合計	**23,292**	**(2,474)**	**20,818**

（重新列賬）截至12月31日止年度（人民幣百萬元）	2004年 毛額	2004年 自再保險公司收回款額	2004年 淨值
長期人壽保險合同利益	10,779	(46)	10,733
短期人壽保險賠款及利益	1,795	(496)	1,299
財產保險賠款及利益	6,205	(1,765)	4,440
合計	18,779	(2,307)	16,472

10. 營業利潤

(1) 營業利潤已扣除／（計入）下列費用：

截至12月31日止年度（人民幣百萬元）	2005年	2004年（重新列賬）
工資及福利，不包括董事酬金（*附註10(2)*）	**3,095**	2,720
投資物業折舊	**50**	66
物業、機器及設備的折舊	**486**	460
土地使用權攤銷	**20**	19
處置物業、機器及設備以及投資物業的損失	**19**	10
投資物業、物業、機器及設備、在建工程和土地使用權減值準備	**75**	73
商譽攤銷	**–**	24
提取／（轉回）的壞賬準備淨額	**122**	(39)
轉回的貸款損失準備	**(73)**	(12)
核數師酬金	**10**	10
土地及房屋的經營性租賃支出	**506**	521

10. 營業利潤(續)

(2) 工資及福利(不包括董事酬金)

截至12月31日止年度(人民幣百萬元)	2005年	2004年
工資、薪金及獎金	**2,626**	2,225
養老金、社會保險及其他福利	**469**	495
合計	**3,095**	2,720

11. 所得稅

根據《中華人民共和國企業所得稅暫行條例》,本集團的應納稅所得額是財務報告淨利潤減去可抵扣項目後的所得額。本集團、子公司及其分支機構於相關期間內適用的企業所得稅率如下:

稅種	子公司及其分支機構	稅率
中華人民共和國企業所得稅	一位於經濟特區	15%
	一位於經濟特區以外	33%
香港利得稅	一位於香港特別行政區的子公司	17.5%

截至12月31日止年度(人民幣百萬元)	2005年	2004年 (重新列賬)
合併利潤表		
當期所得稅	**392**	572
因暫時性差異產生及轉回的遞延稅項:		
壽險責任準備金	**(450)**	(246)
未決賠款準備金	**(64)**	(81)
未到期責任準備金	**46**	41
遞延保單獲得成本	**575**	339
以公允價值計量且其變動計入損益的金融資產和負債的公允價值調整	**46**	7
其他	**2**	(31)
遞延稅項合計	**155**	29
在合併利潤表內呈報的所得稅	**547**	601
合併權益變動表		
直接計入/(扣自)權益項目產生的遞延稅項		
未實現的收益/(損失)	**(256)**	87

11. 所得稅(續)

按會計利潤及15%的主要適用稅率計算的所得稅調節至所得稅支出的過程如下:

截至12月31日止年度(人民幣百萬元)	2005年	2004年 (重新列賬)
稅前會計利潤	**4,812**	3,747
以主要適用稅率15%計算的所得稅(2004年:15%)	**722**	562
免稅收入對確定應稅收入的稅務影響	**(580)**	(423)
不得抵扣的費用對確定應稅收入的稅務影響	**228**	393
中國經濟特區以外的機構及法人適用較高稅率的稅務影響	**177**	69
於合併利潤表內呈報的所得稅	**547**	601

12. 股息

年內,本公司就之前建議派發股息人民幣8.67億元或每股人民幣0.14元(2004年:人民幣5.92億元或每股人民幣0.12元),向股東派發股息人民幣8.65億元(2004年:人民幣5.18億元)。

於2006年3月29日,董事建議派發2006年度特別中期股息每股人民幣0.20元,合共人民幣12.39億元,將自本公司將於2006年5月初自一家子公司收取的股息人民幣43.64億元中撥付。此項建議須於2006年5月25日經本公司股東批准。

13. 每股收益

本年度每股基本收益為本年淨利潤除以2005年已發行股數的加權平均數6,195,053,334股計算得出(2004年:已發行股數的加權平均數5,588,324,591股)。

本公司沒有任何攤薄的潛在股份,因此攤薄後的每股收益不作列報。

14. 債券

於12月31日（人民幣百萬元）	**2005年**	2004年 （重新列賬）
持有至到期的投資，攤餘成本	**117,924**	83,612
可供出售的投資，公允價值	**36,038**	26,522
以公允價值計量且其變動計入損益的投資		
因交易而持有的投資	**5,787**	2,664
合計	**159,749**	112,798
政府債券	**93,033**	70,419
金融債券	**42,495**	27,332
企業債券	**24,221**	15,047
合計	**159,749**	112,798
上市	**49,053**	40,479
非上市	**110,696**	72,319
合計	**159,749**	112,798

15. 定期存款和現金及現金等價物

下表載述本集團合共持有中國主要商業銀行的定期存款和現金及現金等價物。

	2005年		
於12月31日(人民幣百萬元)	定期存款	現金及現金等價物	合計
五大銀行			
中國銀行股份有限公司	**9,055**	**2,925**	**11,980**
中國建設銀行股份有限公司	**8,000**	**2,390**	**10,390**
中國工商銀行股份有限公司	**8,366**	**1,775**	**10,141**
中國民生銀行股份有限公司	**8,760**	**301**	**9,061**
興業銀行股份有限公司	**4,705**	**733**	**5,438**
其他銀行			
中國農業銀行	**2,093**	**968**	**3,061**
香港上海滙豐銀行有限公司(「滙豐銀行」)	**153**	**79**	**232**
其他	**27,827**	**8,465**	**36,292**
合計	**68,959**	**17,636**	**86,595**

	2004年		
於12月31日(人民幣百萬元)	定期存款	現金及現金等價物	合計
五大銀行			
中國銀行股份有限公司	9,463	5,092	14,555
中國工商銀行股份有限公司	8,518	1,539	10,057
中國建設銀行股份有限公司	8,000	1,149	9,149
中國民生銀行股份有限公司	8,790	99	8,889
廣東發展銀行	8,237	412	8,649
其他銀行			
中國農業銀行	2,405	1,407	3,812
滙豐銀行	157	2,830	2,987
其他	34,750	3,417	38,167
合計	80,320	15,945	96,265

16. 證券投資基金

於12月31日(人民幣百萬元)	2005年	2004年 (重新列賬)
可供出售的投資，公允價值	**6,852**	2,336
以公允價值計量且其變動計入損益的投資		
因交易而持有的投資	**2,947**	1,759
指定以公允價值計量的投資	**259**	1,402
合計	**10,058**	5,497
上市	**1,851**	1,402
非上市	**8,207**	4,095
合計	**10,058**	5,497

17. 權益證券

於12月31日(人民幣百萬元)	2005年	2004年 (重新列賬)
可供出售的投資，公允價值	**4,507**	211
以公允價值計量且其變動計入損益的投資		
因交易而持有的投資	**676**	55
合計	**5,183**	266
上市	**4,973**	—
非上市	**210**	266
合計	**5,183**	266

18. 衍生金融工具

	2005年		2004年(重新列賬)	
於12月31日(人民幣百萬元)	公允價值 資產	公允價值 負債	公允價值 資產	公允價值 負債
可轉換債券的內含期權	**27**	**–**	62	—
保險合同的嵌入衍生工具	**–**	**133**	—	127
合計	**27**	**133**	62	127

19. 於子公司的投資

截至2005年12月31日，本公司主要子公司的詳細情況如下所示：

名稱	成立日期／地址	所佔權益份額 直接	所佔權益份額 間接	註冊及實收資本（除特別説明外，均以人民幣表示）	主營業務
中國平安人壽保險股份有限公司	2002年12月17日 中國	99.00%	–	3,800,000,000	人身保險業務
中國平安財產保險股份有限公司	2002年12月24日 中國	99.00%	–	1,600,000,000	財產保險業務
平安信託投資有限責任公司	1984年11月19日 中國	99.52%	–	4,200,000,000	投資及融資業務
平安證券有限責任公司	1996年7月18日 中國	–	85.80%	1,800,000,000	證券投資與經紀業務
平安銀行有限責任公司	1993年1月8日 中國	–	72.65%	50,000,000美元	銀行業務
平安養老保險股份有限公司（「平安養老險」）	2004年12月13日 中國	95.00%	4.96%	300,000,000	養老保險業務
平安資產管理有限責任公司	2005年5月27日 中國	90.00%	9.90%	200,000,000	資產管理業務
平安健康保險股份有限公司	2005年6月13日 中國	95.00%	4.96%	500,000,000	健康保險業務
中國平安保險海外（控股）有限公司	1996年10月24日 香港	100.00%	–	55,000,000港元	投資控股
中國平安保險（香港）有限公司	1976年8月17日 香港	–	75.00%	80,000,000港元	財產保險業務
深圳市平安期貨經紀有限公司	1996年4月10日 中國	–	92.80%	50,000,000	期貨經紀業務
深圳市平安實業投資有限公司	1992年11月24日 中國	–	99.52%	20,000,000	投資業務

19. 於子公司的投資（續）

名稱	成立日期／地址	所佔權益份額 直接	所佔權益份額 間接	註冊及實收資本（除特別説明外，均以人民幣表示）	主營業務
深圳市平安物業投資管理有限公司	1995年1月6日 中國	–	99.52%	20,000,000	物業管理
北京平安房地產開發有限公司	1994年1月18日 中國	–	99.00%	12,000,000美元	興建於北京的樓宇（已竣工）
福州平安房地產有限公司	1994年3月28日 中國	–	74.25%	5,000,000美元	興建於福州的樓宇（已竣工）
深圳市平安置業投資有限公司	2005年3月8日 中國	–	99.52%	300,000,000	房地產投資

20. 投資物業

(人民幣百萬元)	2005年	2004年
成本		
年初餘額	**1,969**	1,670
增加	**1**	–
轉自/(至)物業、機器及設備，淨額	**(131)**	299
減少	**(77)**	–
年末餘額	**1,762**	1,969
累計折舊及減值準備		
年初餘額	**465**	337
本年計提	**50**	66
轉出至物業、機器及設備，淨額	**(22)**	(13)
減少	**(56)**	–
減值準備	**82**	75
年末餘額	**519**	465
賬面淨值		
年末餘額	**1,243**	1,504
年初餘額	**1,504**	1,333
公允價值	**1,666**	1,891

投資物業於2005年12月31日的公允價值，乃由本公司董事參考獨立評估師行於2004年3月31日所作估值結果後評估得出。

年內投資物業的租金收入為人民幣1.07億元(2004年：人民幣1.30億元)，列入淨投資收益。

於2005年12月31日，本集團賬面淨值為人民幣2.25億元(2004年：人民幣3.84億元)的投資物業產權證明正在申辦中。

會計估計變更

於以前年度，管理層估計物業、產房及設備以及投資物業的預計淨殘值為0-4%。於本年度，淨殘值被重新估計為5%。

	變動前	變動後
淨殘值比率	0-4%	5%
年內折舊費用	人民幣5.62億元	人民幣5.36億元

上述會計估計變更使本年度稅前利潤增加人民幣0.26億元。

21. 現金及現金等價物

本集團

於12月31日(人民幣百萬元)	2005年	2004年
現金及銀行存款	**11,146**	11,991
存放銀行同業款項	**426**	439
存放貨幣市場款項	**5,624**	252
短期銀行存款	**440**	3,263
合計	**17,636**	15,945

以上存放貨幣市場款項無需計息。短期存款以0.72%至4.34%(2004年：0.03%至2.56%)的息率計息，存期為7至90天(2004年：14至90天)。

年末上文所披露的賬面金額接近公允價值。

本公司

於12月31日(人民幣百萬元)	2005年	2004年
現金及銀行存款	**644**	4,317
存放貨幣市場款項	**1,967**	100
短期銀行存款	**58**	3,263
合計	**2,669**	7,680

以上存放貨幣市場款項無需計息。短期存款以4.34%(2004年：0.03%至2.56%)的息率計息，存期為90天(2004年：14至90天)。

年末上文所披露的賬面金額接近公允價值。

22. 應收保費

於12月31日(人民幣百萬元)	2005年	2004年
應收保費	**841**	681
減：壞賬準備	**(92)**	(64)
應收保費淨值	**749**	617

所有應收保費均為流動資產並預期可在一年內收回。本集團對預計不能收回的應收保費定期計提壞賬準備。財產保險客戶可獲得的信用期限一般為一個月，大客戶可延長至五個月。高級管理層定期審查逾期餘額。

22. 應收保費（續）

應收保費的賬齡分析如下：

於12月31日（人民幣百萬元）	2005年	2004年
3個月以內	**676**	543
3至6個月	**58**	62
6至12個月	**15**	12
合計	**749**	617

就超過保戶信用期限的應收保費，本集團制定了相關的信用控制程序。

23. 應收利息

所有應收利息均為流動資產並預期可在一年內收回。分析該應收款項的可收回性後，無需對其計提壞賬準備。

24. 再保險資產

於12月31日（人民幣百萬元）	2005年	2004年
分出未到期責任準備金	**2,495**	2,500
預期可從再保險公司攤回的未決賠款	**1,690**	1,742
壽險責任準備金	**–**	–
可從再保險公司攤回的已付賠款及其他結餘	**704**	114
合計	**4,889**	4,356

25. 遞延保單獲得成本

	2005年			2004年		
（人民幣百萬元）	人壽保險	財產保險	合計	人壽保險	財產保險	合計
1月1日餘額	**21,674**	**948**	**22,622**	19,603	758	20,361
遞延	**6,443**	**1,646**	**8,089**	5,578	1,296	6,874
攤銷	**(2,798)**	**(1,461)**	**(4,259)**	(3,507)	(1,106)	(4,613)
未實現的投資收益淨額的影響	**(24)**	**–**	**(24)**	–	–	–
12月31日餘額	**25,295**	**1,133**	**26,428**	21,674	948	22,622

26. 物業、機器及設備

(人民幣百萬元)	租賃固定資產改良	建築物	辦公設備、傢俱及裝修	運輸設備	合計
成本					
2004年1月1日餘額	667	2,530	1,339	433	4,969
增加	25	119	161	69	374
平安銀行轉入	–	–	2	1	3
轉出至投資物業，淨額	–	(299)	–	–	(299)
減少	–	(14)	(76)	(55)	(145)
2004年12月31日餘額	692	2,336	1,426	448	4,902
增加	163	126	297	76	662
投資物業轉入，淨額	–	131	–	–	131
減少	(383)	(82)	(144)	(124)	(733)
2005年12月31日餘額	472	2,511	1,579	400	4,962
累計折舊及減值準備					
2004年1月1日餘額	399	326	767	330	1,822
折舊費用	124	100	201	35	460
投資物業轉入，淨額	–	13	–	–	13
平安銀行轉入	–	–	1	1	2
減少	–	(3)	(60)	(50)	(113)
減值準備	–	22	(39)	–	(17)
2004年12月31日餘額	523	458	870	316	2,167
折舊費用	136	132	185	33	486
投資物業轉入，淨額	–	22	–	–	22
減少	(374)	(28)	(123)	(99)	(624)
減值準備	–	(7)	–	–	(7)
2005年12月31日餘額	285	577	932	250	2,044
賬面淨值					
2005年12月31日餘額	187	1,934	647	150	2,918
2004年12月31日餘額	169	1,878	556	132	2,735

於2005年12月31日，本集團賬面淨值為人民幣1.40億元(2004年：人民幣2.82億元)的房屋及建築物的產權證明正在申辦中。

27. 在建工程

(人民幣百萬元)	2005年	2004年
成本		
年初餘額	**230**	157
增加	**464**	122
轉出至物業、機器及設備	**(48)**	(49)
年末餘額	**646**	230
累計減值準備		
年初餘額	**26**	11
增加	**–**	15
年末餘額	**26**	26
賬面淨值		
年末餘額	**620**	204
年初餘額	**204**	146

在建工程主要為物業的建造成本。

28. 土地使用權

土地使用權均為依照中國法律取得，具有一定期限，其相關成本按直線法攤銷。與本集團土地使用權相關的所有土地均位於中國境內。土地使用權於2005年12月31日的賬面淨值預期將在50至70年(2004年：50至70年)的使用期限內攤銷。

截至2005年12月31日，本集團賬面淨值為人民幣5.06億元(2004年：人民幣6.44億元)的土地使用權的產權證明正在申辦中。該筆款項為截至2005年12月31日止為建造上海新增物業發生的土地獲得成本。本公司管理層認為，於2005年12月31日，已對沒有產權證明的土地使用權提取了充足的減值準備。

29. 商譽

商譽的可收回金額根據使用價值釐定，該使用價值乃按經管理層批准的財務計劃、現金流量預測及5.58%至5.85%的税前公司特定風險調整折現率計算確定。五年以外的預測現金流量乃按固定增長率推算。預測現金流量乃按管理層對市場發展的預期而估計的未來利潤擬定。

30. 遞延稅項資產／負債

於12月31日（人民幣百萬元）	2005年	2004年 （重新列賬）
遞延稅項資產淨值，年初餘額	**362**	304
確認為收入或支出	**(155)**	(29)
於權益中確認	**(256)**	87
遞延稅項資產／（負債）淨值，年末餘額	**(49)**	362

遞延稅項資產／（負債）淨值

壽險責任準備金	**3,872**	3,390
遞延保單獲得成本	**(3,965)**	(3,393)
未決賠款準備金	**231**	167
未到期責任準備金	**(15)**	31
可供出售的投資 及以公允價值計量且其變動計入損益的 金融資產及負債的公允價值調整	**(240)**	132
其他未實現收益	**35**	–
其他	**33**	35
合計	**(49)**	362

31. 法定保證金

於12月31日（人民幣百萬元）	2005年	2004年
平安壽險	**760**	760
平安產險	**320**	440
平安健康險	**100**	–
平安養老險	**60**	–
合計	**1,240**	1,200

本公司之上述子公司依據中國保險法將不少於其註冊資本總額的20%之上述保證金分別存入中國境內銀行。

於12月31日（人民幣百萬元）	2005年	2004年
到期時間：		
1年以內	**340**	300
1年至5年	**900**	900
合計	**1,240**	1,200

32. 股本

於12月31日(百萬)	2005年	2004年
註冊、已發行及實繳股份數量(每股面值人民幣1元)	**6,195**	6,195

33. 儲備

本集團

本集團儲備於本年度及上年度的金額及其變動情況載於財務報表的合併權益變動表內。

本公司

(重新列賬) (人民幣百萬元)	附註	儲備 資本公積	儲備 盈餘公積	儲備 公益金	儲備 總準備金	儲備 淨未實現收益/(損失)*	未分配利潤/(未彌補虧損)*	合計
2004年1月1日餘額 上年列賬		2,818	4,148	486	395	(562)	734	8,019
採用新頒佈/修訂會計準則的影響	3	–	–	–	–	562	(535)	27
重新列賬		2,818	4,148	486	395	–	199	8,046
2004年淨利潤		–	–	–	–	–	272	272
透過首次公開發售發行股份		12,564	–	–	–	–	–	12,564
股份發行費用		(547)	–	–	–	–	–	(547)
宣派2003年度股息		–	–	–	–	–	(592)	(592)
分配法定盈餘公積		–	261	130	–	–	(391)	–
2004年12月31日餘額		14,835	4,409	616	395	–	(512)	19,743

33. 儲備（續）

本公司（續）

（人民幣百萬元）	附註	儲備 資本公積	儲備 盈餘公積	儲備 公益金	儲備 總準備金	儲備 淨未實現收益／（損失）*	未分配利潤／（未彌補虧損）*	合計
2005年1月1日餘額 上年列賬		14,835	4,409	616	395	(1,064)	2,867	22,058
採用新頒佈／修訂會計準則的影響	3	–	–	–	–	1,064	(3,379)	(2,315)
重新列賬		14,835	4,409	616	395	–	(512)	19,743
2005年淨利潤							228	228
可供出售的投資的淨收益		–	–	–	–	28	–	28
已確認的遞延稅項淨額						(4)	–	(4)
宣派2004年度股息	12	–	–	–	–	–	(867)	(867)
分配法定盈餘公積		–	334	167	–	–	(501)	–
2005年12月31日餘額		14,835	4,743	783	395	24	(1,652)	19,128

於資產負債表日後，本公司其中一間子公司將於2006年3月23日宣派股息，並將於2006年5月初向本公司派發人民幣43.64億元。

* *如財務報表附註3(2)所述，因本公司採用國際會計準則第27號（2004年修訂本），未實現淨收益／（損失）儲備及未分配利潤／（未彌補虧損）已重新列賬。*

根據本公司章程，本公司須按照其法定財務報表內所確定淨利潤（按中國公認會計準則編製）的10%提取法定盈餘公積，直至其累計餘額達到本公司註冊資本的50%。並須以類似方式按照上述淨利潤中至少5%的比例提取法定公益金。本公司亦可自其淨利潤中提取任意盈餘公積和總準備金，惟該等提取須由股東以決議案方式批准。該等儲備不得用作設立目標以外的其他用途。

本年利潤先用於彌補以前年度的虧損，再提取法定盈餘公積及法定公益金。法定公益金用於本集團員工的集體福利。

33. 儲備（續）

總準備金可用作彌補因從事保險、信託、證券投資、經紀業務及銀行業務子公司而產生的非預期重大損失。

資本公積主要指發行股份所產生的股本溢價。

根據股東大會上通過的決議案，法定盈餘公積、任意盈餘公積和資本公積可轉增資本。轉增資本後的法定盈餘公積餘額不得少於註冊資本的25%。

根據相關規定，可用於利潤分配之稅後淨利潤，應為如下兩者中金額較小者：(i)根據中國公認會計準則確定的未分配利潤及(ii)根據國際財務報告準則確定的未分配利潤。

截至2004年12月31日止年度的利潤分配亦於2005年獲股東大會批准。

根據本公司章程，本公司須於各財政年度末提取法定盈餘公積和法定公益金。因此，法定盈餘公積和法定公益金的提取已分別併入截至2004年及2005年12月31日止年度的合併財務報表。

34. 客戶保證金

於2005年12月31日的客戶保證金主要指客戶存放於平安證券及平安銀行的資金。

35. 賣出回購證券

用作本集團抵押借貸抵押物的固定到期日證券的賬面值超過借貸額約10%。在未出現違約的情況下，該等證券不得出售或再抵押。

36. 保險保障基金

根據有關法規，本集團須按有保證利率的長期人壽保險業務及長期健康保險業務的淨保費收入的0.15%，按其他長期人壽保險業務的淨保費收入的0.05%以及按財產保險、意外傷害保險、短期健康保險等業務的淨保費收入的1%提取保險保障基金。當累計提取的保險保障基金的餘額達到按中國公認會計準則計算的各自總資產的1%時，平安壽險、平安健康險及平安養老險無需繼續提取該項基金。此外，當累計提取的保險保障基金餘額達到按中國公認會計準則計算的總資產的6%時，平安產險無需繼續提取該項基金。

於2005年12月31日尚未支付的保險保障基金餘額，須於2006年支付予中國保險監督管理委員會。

37. 保險合同負債

於12月31日(人民幣百萬元)	**2005年**	2004年 (重新列賬)
壽險責任準備金	**223,538**	193,770
投資型保單賬戶餘額	**9,795**	1,411
保險合同保戶賬戶負債	**12,820**	9,758
未到期責任準備金	**11,048**	9,472
未決賠款準備金	**7,933**	6,642
合計	**265,134**	221,053

於12月31日(人民幣百萬元)	**2005年** **保險合同負債**	**分出予再保險公司**	**淨額**	2004年(重新列賬) 保險合同負債	分出予再保險公司	淨額
長期人壽保險合同及含有任意分紅特徵的投資合同	**248,435**	**–**	**248,435**	206,623	–	206,623
短期人壽保險合同	**2,785**	**(549)**	**2,236**	2,435	(537)	1,898
財產保險合同	**13,914**	**(3,636)**	**10,278**	11,995	(3,705)	8,290
合計	**265,134**	**(4,185)**	**260,949**	221,053	(4,242)	216,811

於12月31日(人民幣百萬元)	**2005年**	2004年 (重新列賬)
保險合同流動負債總額		
長期人壽保險	**7,118**	6,652
短期人壽保險	**2,757**	2,399
財產保險	**9,264**	7,817
保險合同非流動負債總額		
長期人壽保險	**241,317**	199,971
短期人壽保險	**28**	36
財產保險	**4,650**	4,178
合計	**265,134**	221,053

37. 保險合同負債*(續)*

(1) 長期人壽保險合同及含有任意分紅特徵的投資合同

於12月31日(人民幣百萬元)	2005年	2004年 (重新列賬)
壽險責任準備金	**223,538**	193,770
投資型保單賬戶餘額	**9,795**	1,411
保險合同保戶賬戶負債	**12,820**	9,758
未決賠款準備金	**2,282**	1,684
合計	**248,435**	206,623

壽險責任準備金分析如下：

(人民幣百萬元)	2005年	2004年 (重新列賬)
1月1日餘額	**193,770**	159,898
新業務增加	**8,280**	11,151
有效業務變動	**21,277**	22,721
未實現收益的影響	**211**	–
12月31日餘額	**223,538**	193,770

本集團不存在重大的與長期人壽保險合同及含有任意分紅特徵的投資合同的責任準備金對應的再保險資產。

(2) 短期人壽保險合同

於12月31日(人民幣百萬元)	2005年	2004年
未到期責任準備金	**2,227**	1,901
未決賠款準備金	**558**	534
合計	**2,785**	2,435

37. 保險合同負債*(續)*

(2) *短期人壽保險合同(續)*

短期人壽保險的未到期責任準備金分析如下：

	2005年			2004年		
(人民幣百萬元)	總額	分出予再保險公司	淨額	總額	分出予再保險公司	淨額
1月1日餘額	**1,901**	**(354)**	**1,547**	1,949	(516)	1,433
本年承保保費收入	**4,683**	**(793)**	**3,890**	4,013	(793)	3,220
本年已賺保費收入	**(4,357)**	**798**	**(3,559)**	(4,061)	955	(3,106)
12月31日餘額	**2,227**	**(349)**	**1,878**	1,901	(354)	1,547

短期人壽保險的未決賠款準備金分析如下：

	2005年			2004年		
(人民幣百萬元)	總額	分出予再保險公司	淨額	總額	分出予再保險公司	淨額
1月1日餘額	**534**	**(183)**	**351**	465	(160)	305
本年應計賠款	**2,082**	**(576)**	**1,506**	1,795	(496)	1,299
本年已支付賠款	**(2,058)**	**559**	**(1,499)**	(1,726)	473	(1,253)
12月31日餘額	**558**	**(200)**	**358**	534	(183)	351

(3) *財產保險合同*

於**12月31日**(人民幣百萬元)	**2005年**	2004年
未到期責任準備金	**8,821**	7,571
未決賠款準備金	**5,093**	4,424
合計	**13,914**	11,995

37. 保險合同負債(續)

(3) *財產保險合同(續)*

財產保險的未到期責任準備金分析如下：

(人民幣百萬元)	2005年 總額	2005年 分出予再保險公司	2005年 淨額	2004年 總額	2004年 分出予再保險公司	2004年 淨額
1月1日餘額	**7,571**	**(2,146)**	**5,425**	6,353	(2,005)	4,348
本年承保保費收入	**12,076**	**(3,431)**	**8,645**	10,150	(3,309)	6,841
本年已賺保費收入	**(10,826)**	**3,431**	**(7,395)**	(8,932)	3,168	(5,764)
12月31日餘額	**8,821**	**(2,146)**	**6,675**	7,571	(2,146)	5,425

財產保險的未決賠款準備金分析如下：

(人民幣百萬元)	2005年 總額	2005年 分出予再保險公司	2005年 淨額	2004年 總額	2004年 分出予再保險公司	2004年 淨額
1月1日餘額	**4,424**	**(1,559)**	**2,865**	3,155	(1,178)	1,977
本年度應計賠款	**7,152**	**(1,893)**	**5,259**	6,205	(1,765)	4,440
本年度已支付賠款	**(6,483)**	**1,962**	**(4,521)**	(4,936)	1,384	(3,552)
12月31日餘額	**5,093**	**(1,490)**	**3,603**	4,424	(1,559)	2,865

38. 投資合同負債

於12月31日(人民幣百萬元)	2005年	2004年 (重新列賬)
投資合同保戶賬戶負債	**3,078**	3,145
投資合同準備金	**14**	15
合計	**3,092**	3,160
流動部分	**22**	5
非流動部分	**3,070**	3,155
合計	**3,092**	3,160

投資合同負債分析如下：

(人民幣百萬元)	2005年	2004年 (重新列賬)
1月1日餘額	**3,160**	2,904
已收保費	**291**	582
支付的投資型保單賬戶利息	**133**	28
因已支付保戶利益而釋放的負債	**(462)**	(285)
保單管理費及退保費的扣除	**(54)**	(50)
其他	**24**	(19)
12月31日餘額	**3,092**	3,160

39. 保險合同負債及再保險資產－假設及敏感性測試

(1) 長期人壽保險合同及含有任意分紅特徵的投資合同

假設

確定負債及選擇有關長期人壽保險合同與投資合同的假設時須作出重大判斷。該等假設乃於估值日經適當及謹慎估計確定。

對於估計負債特別敏感的主要假設如下：

死亡率、發病率和保單退保率

因被保險人年齡不同而有異的死亡率和發病率以及因保單類別不同而有異的保單退保率，乃基於保單簽發當日的預計經驗並考慮不利偏差(如適用)的影響。死亡率、發病率和保單退保率假設，乃以本集團實際發生的死亡率、發病率和保單退保率經驗分析結果為根據。

對長期人壽保險保單而言，死亡率上升將導致賠付數量增加及賠付發生早於預期，因而增加支出及減少股東的利潤。

對年金合同而言，死亡率高表示付款減少，因而減少支出及增加利潤。

在保單初期退保率上升會減少股東利潤，但在保單後期則大致中性。

投資收益率

假設2006年的未來投資收益率為4.2%，以後每年增加0.1%，至2011年達到4.7%。該比率經考慮現時資本市場情況、本集團目前及預期的資產分配等因素得出。該比率亦為用於估計保險準備金總額和基於組合的負債充足率測試的最佳估計比率。

投資收益率假設的上升將導致估計的壽險負債下降。

39. 保險合同負債及再保險資產－假設及敏感性測試*(續)*

(1) 長期人壽保險合同及含有任意分紅特徵的投資合同(續)

假設*(續)*

費用

營業費用假設反映維持及處理有效保單的預計費用及相關間接費用。保單管理費用的假設是根據預期單位成本而釐定。單位成本根據對實際經驗的分析結果而定。

費用水平上升將導致支出增加，股東利潤減少。

其他

其他假設包括稅項、未來獎金率等。

假設變動

用於估計本集團長期人壽保險合同及含有任意分紅特徵的投資合同負債的假設須經人工判斷，且該假設具有不穩定性。在2005年由於投資收益率及保單退保率假設的變動，長期人壽保險責任準備金增加了人民幣11.96億元。

敏感性測試

本集團已調查基於未來經驗的各種假設變動分別對長期壽險合同負債產生的影響。對大多數保險合同而言，假設於保單生效時設定並維持不變。假設的變動對負債的影響僅於負債充足率測試不合格時出現。本集團已考慮下列假設的變動：

- 投資收益率假設每年增加25個基點；
- 投資收益率假設每年減少25個基點；
- 保單維護費用率增加10%；
- 發病率／死亡率減少10%；及
- 保單退保率減少10%。

假設 (人民幣百萬元)	壽險責任 準備金總額 的影響*	假設變動影響 壽險責任準備 金總額佔比 (百分比)
投資收益率假設增加25個基點	(894)	(0.40%)
投資收益率假設減少25個基點	952	0.43%
保單維護費用率假設增加10%	26	0.01%
發病率／死亡率假設減少10%	313	0.14%
保單退保率假設減少10%	361	0.16%

* 包括含有任意分紅特徵的投資合同

39. 保險合同負債及再保險資產－假設及敏感性測試（續）

(1) *長期人壽保險合同及含有任意分紅特徵的投資合同（續）*

敏感性測試（續）

敏感性分析未考慮資產及負債受到積極管理，該分析將因市場發生的任何變動而有所不同。

上述分析的其他局限包括使用假定市場變動反映潛在風險，以及假設利率將以單一方式變動。

(2) *財產及短期人壽保險合同*

假設

估計採用的主要假設為本集團的過往賠付經驗，包括各事故年度的平均賠付成本、賠付手續費、賠付通脹因素及賠付數目的假設。須運用判斷來評估外部因素（如司法裁決及政府立法）對估計的影響。

其他主要假設包括利息變動、結付延遲等。

敏感性測試

上述主要假設將影響財產及短期人壽保險的未決賠款準備金。若干變數的敏感度無法量化，如法律變更、估計程序的不確定性等。此外，由於發生索賠與其後通知和最終結算之間的時間差異，於結算日尚無法確定未決賠款準備金數額。

以下報表列示淨未決賠款準備金淨額發展狀況：

財產保險

於12月31日（人民幣百萬元）	2003年	2004年	**2005年**
淨損失準備金及已分配損失理算費用	1,824	2,652	**3,452**
以下期間累計已付：			
1年後	1,035	1,336	–
2年後	1,318	–	–
以下期間重估的淨負債			
年終	1,824	2,652	**3,452**
1年後	1,963	2,626	–
2年後	1,892	–	–
盈餘／（不足額）	(68)	26	–
損失準備金及已分配損失理算費用	1,824	2,652	**3,452**
未分配損失理算費用	153	213	**151**
列入資產負債表內的準備金總額	1,977	2,865	**3,603**

39. 保險合同負債及再保險資產－假設及敏感性測試(續)

(2) 財產及短期人壽保險合同(續)

敏感性測試(續)

短期人壽保險

於12月31日(人民幣百萬元)	2003年	2004年	**2005年**
淨損失準備金及已分配損失理算費用	305	351	**358**
以下期間累計已付：			
1年後	258	338	**–**
2年後	271	–	**–**
以下期間重估的淨負債			
年終	305	351	**358**
1年後	272	356	**–**
2年後	271	–	**–**
盈餘／(不足額)	34	(5)	**–**

最終賠款成本的敏感度，例如，平均賠款成本或賠案數目的單項變動，均會導致未決賠款準備金的同比例變動。另一方面，當其他假設維持不變時，平均賠款成本增加5%將會導致2005年12月31日財產保險及短期人壽保險的淨未決賠款準備金分別增加約人民幣1.8億元及人民幣0.18億元。

(3) 再保險

本集團主要通過訂立再保險合同控制保險業務的損失風險。大部份分保業務為成數分保，並按產品類別設立不同自留額。可向再保險公司攤回的賠款金額，按與確定有關保單給付所用假設一致的方式估計，並在資產負債表內列示為再保險資產。

儘管本集團可能已訂立再保險合同，但這並不會解除本集團對保戶承擔的直接責任。因此再保險存在因再保險公司未能履行此類再保險合同應承擔的責任而產生的信用風險。

40. 信託管理之資產

平安信託和平安養老險為獨立第三方歸集和管理現金投資。信託管理之資產如下：

於**12月31日**（人民幣百萬元）	**2005年**	2004年
平安信託	**3,330**	1,084
平安養老險	**128**	—
	3,458	1,084

41. 風險管理

保險風險

保險合同風險是指發生保險事故的可能性以及由此產生的賠款金額和時間的不確定。在這類保險合同下，本集團面臨的主要風險是實際賠款及保戶利益給付超過已計提保險責任的賬面額。這種風險在下列情況下均可能出現：

發生性風險—保險事故發生的數量與預期不同的可能性。

嚴重性風險—保險事故產生的成本與預期不同的可能性。

發展性風險—投保人的責任金額在合同期結束時出現變動的可能性。

風險的可變性可通過把損失風險分散至大批保險合同組合而得以改善，因為較分散的合同組合很少因組合中某部份的變動而使整體受到影響。慎重選擇和實施承保策略和方針也可改善風險的可變性。

本集團業務包括長期人壽保險合同、財產保險和短期人壽保險合同。就意外險合同而言，傳染病、生活方式的巨大改變和自然災害均為可能增加整體索賠率的重要因素，而導致比預期更早或更多的索賠。就壽險合同而言，不斷改善的醫學水平和社會條件有助延長壽命，是最重要的影響因素。就財產保險合同而言，索賠經常受到自然災害、巨災、恐怖襲擊等因素影響。

目前，這類風險在本集團所承保風險的各地區沒有重大分別，但不合理的金額集中可能對基於組合進行賠付的嚴重程度產生影響。

含固定和擔保賠付以及固定未來保費的合同，並無可減少保險風險的重大緩和條款和情況。但是，對於含有任意分紅特徵的合同而言，其分紅特徵使大部份保險風險被投保方所分擔。

41. 風險管理*(續)*

保險風險(續)

保險風險也會受保戶終止合同、減少支付保費、拒絕支付保費或行使擔保年金期權的權利影響。因此，保險風險受保單持有人的行為和決定影響。

本集團保險風險的集中度於附註5按主要業務類別的保費收入分析中反映。

市場風險

市場風險是指因匯率(外匯風險)、市場利率(利率風險)和市場價格(價格風險)波動而引起的金融工具公允價值變動的風險，不論該價格變動是因個別工具或其發行人特有因素所致或因影響在市場上交易的所有工具的因素造成。

(a) *外匯風險*

外匯風險是指因匯率變動產生損失的風險。人民幣與本集團從事業務地區的其他貨幣之間的匯率波動會影響本集團的財務狀況和經營業績。本集團務求通過減少外匯淨餘額的方法來降低外匯風險。

於2005年12月31日，本集團以外幣計價的貨幣性資產減貨幣性負債之淨值約為人民幣157.09億元。

(b) *價格風險*

本集團於年末面臨的價格風險與價值隨市價變動而波動的金融資產和負債有關，主要是可供出售的投資及以公允價值計量且其變動計入損益的金融資產。

上述投資因投資工具的市值變動而面臨價格風險，該變動可因只影響個別金融工具或其發行人的因素所致，亦可因影響市場上交易的所有金融工具的因素所致。

41. 風險管理（續）

市場風險（續）

(c) *利率風險*

利率風險是指金融工具的價值／未來現金流量會因市場利率變動而出現波動的風險。

本集團按到期日和實際利率劃分的面臨利率風險的金融工具列示如下：

債券

	2005年			
於12月31日（人民幣百萬元）	持有至到期	可供出售	以公允價值計量且其變動計入損益	合計
1年以內	126	706	3,863	4,695
1至2年	1,349	1,390	76	2,815
2至3年	3,868	2,203	561	6,632
3至4年	2,438	2,646	133	5,217
4至5年	898	1,684	–	2,582
5年以上	106,495	23,703	381	130,579
浮動利率	2,750	3,706	773	7,229
合計	117,924	36,038	5,787	159,749
實際利率（%年率）	1.95-7.02	1.95-6.27	1.42-6.15	1.42-7.02

	2004年（重新列賬）			
於12月31日（人民幣百萬元）	持有至到期	可供出售	以公允價值計量且其變動計入損益	合計
1年以內	76	1,622	984	2,682
1至2年	132	315	120	567
2至3年	1,388	1,180	43	2,611
3至4年	3,823	1,645	576	6,044
4至5年	2,367	5,331	201	7,899
5年以上	73,240	12,185	367	85,792
浮動利率	2,586	4,244	373	7,203
合計	83,612	26,522	2,664	112,798
實際利率（%年率）	1.95-7.02	1.90-6.27	2.53-6.15	1.90-7.02

浮動利率債券的利息基本於相隔不多於一年的期間重新確定。

41. **風險管理**(續)

市場風險(續)

(c) *利率風險(續)*

其他金融資產

於12月31日(人民幣百萬元)	2005年 定期存款	2005年 保單質押貸款	2005年 客戶貸款
1年以內	**16,581**	**864**	**533**
1至2年	**24,405**	**–**	**1**
2至3年	**10,637**	**–**	**8**
3至4年	**1,477**	**–**	**85**
4至5年	**1,590**	**–**	**–**
5年以上	**14,269**	**–**	**35**
合計	**68,959**	**864**	**662**
實際利率(%年率)	**2.25-8.80**	**5.22-6.50**	**2.31-6.12**

於12月31日(人民幣百萬元)	2004年 定期存款	2004年 保單質押貸款	2004年 客戶貸款
1年以內	8,549	545	63
1至2年	16,079	–	–
2至3年	26,962	–	39
3至4年	10,550	–	–
4至5年	857	–	–
5年以上	17,323	–	28
合計	80,320	545	130
實際利率(%年率)	1.45-8.80	5.50-7.50	2.77-5.85

41. 風險管理（續）

市場風險（續）

(c) *利率風險（續）*

金融負債

於12月31日（人民幣百萬元）	2005年 客戶保證金	2005年 賣出回購證券	2004年 客戶保證金	2004年 賣出回購證券
1年以內	**1,862**	**7,095**	1,849	601
實際利率（%年率）	**0.00-1.62**	**1.52-1.78**	0.00-3.60	1.90-2.40

金融風險

(a) *信用風險*

固定收益投資的信用風險是指本集團的債務人未能支付到期本金或利息而引起經濟損失的風險；權益投資的信用風險是指因被投資公司經營失敗而引起損失的風險。本集團主要面臨的信用風險與存放在商業銀行的定期存款、債券投資、權益投資、與再保險公司的再保險安排及保單質押貸款等有關。本集團通過運用信用控制政策，對潛在投資進行信用分析及對債務人設定整體額度來控制信用風險。

(b) *流動性風險*

流動性風險是指本集團無法籌集足夠資金以償還到期債務的風險。本集團部份保單允許退保、減保或以其他方式提前終止保單，使本集團面臨潛在的流動性風險。本集團通過匹配投資資產的期限與對應保險責任的期限來控制流動性風險。

資產與負債的失衡風險

本集團資產與負債管理的目標是配比資產與負債的期限與利率。然而，在現行的法規與市場環境下，本集團沒有期限足夠長的資產可供投資，以與保險及投資合同責任的期限配比。然而，在目前法規及市場環境允許的情況下，本集團正努力通過延長資產期限，以配比新產生的保證收益率較低的負債，減小與現有的保證收益率較高的負債的差異。

經營風險

經營風險是指由於缺乏足夠的針對業務流程、人員和系統的內部控制，或內部控制失效、或由於不可控制的外部事件而引起損失的風險。本集團在管理其業務時會面臨多種由於缺乏或忽略適當的授權、書面支持和確保操作與信息安全的程序，或由於員工的錯誤與舞弊而產生的風險。本集團努力嘗試通過制訂清晰的政策並要求記錄完整的業務程序來確保交易經過適當授權、書面支持與記錄來管理其經營風險。

42. 金融工具的公允價值

下表為本集團主要金融工具的賬面值及估計公允價值的分類比較：

於12月31日(人民幣百萬元)	賬面值		估計公允價值	
	2005年	2004年 (重新列賬)	**2005年**	2004年 (重新列賬)
金融資產				
固定到期日投資				
債券	**159,749**	112,798	**166,564**	108,715
定期存款	**68,959**	80,320	**68,959**	80,320
保單質押貸款	**864**	545	**864**	545
客戶貸款	**662**	130	**662**	130
權益投資				
證券投資基金	**10,058**	5,497	**10,058**	5,497
權益證券	**5,183**	266	**5,183**	266
衍生金融資產	**27**	62	**27**	62
現金及現金等價物	**17,636**	15,945	**17,636**	15,945
應收保費	**749**	617	**749**	617
應收利息	**438**	382	**438**	382
金融負債				
客戶保證金	**1,862**	1,849	**1,862**	1,849
賣出回購證券	**7,095**	601	**7,095**	601
應付佣金	**633**	556	**633**	556
應付分保賬款	**533**	209	**533**	209
應付股息	**76**	74	**76**	74
衍生金融負債	**133**	127	**133**	127

本集團估計金融工具的公允價值時採用的主要方法及假設為：

(1) 固定到期日投資：公允價值一般根據市場報價確定。如果沒有合適的市場報價，公允價值可根據近期的交易價格或者相似投資的目前市場收益率並用現金流量折現模型估計。

(2) 權益投資：除了特定非上市權益投資的公允價值根據成本合理估計確定外，其餘權益證券的公允價值根據市場報價確定。

(3) 其他：該等資產及負債的賬面值與其公允價值相近。

43. 合併現金流量表附註

稅前利潤與經營活動淨現金流量調節表：

截至12月31日止年度(人民幣百萬元)	附註	2005年	2004年 (重新列賬)
稅前利潤		**4,812**	3,747
調整如下：			
投資物業、物業、機器及設備、在建工程及土地使用權減值準備	*10 (1)*	**75**	73
折舊	*10 (1)*	**536**	526
土地使用權攤銷	*10 (1)*	**20**	19
商譽攤銷	*10 (1)*	**–**	24
處置物業、機器及設備及投資物業的損失	*10 (1)*	**19**	10
淨投資收益	*7 (1)*	**(9,338)**	(7,219)
已實現損失	*7 (2)*	**505**	56
未實現損失／(收益)	*7 (3)*	**(822)**	717
匯兑損失／(收益)		**405**	(3)
計提／(轉回)壞賬準備，淨額	*10 (1)*	**122**	(39)
轉回貸款損失準備	*10 (1)*	**(73)**	(12)
營運資金變動前的經營虧損		**(3,739)**	(2,101)
經營性資產和負債的變動：			
應收保費的增加		**(160)**	(152)
再保險資產的增加		**(533)**	(453)
遞延保單獲得成本的增加		**(3,830)**	(2,261)
法定保證金的增加		**(40)**	–
其他資產的減少／(增加)		**(122)**	341
客戶保證金的增加／(減少)		**13**	(457)
預收保費的增加／(減少)		**253**	(502)
應付佣金的增加		**77**	59
應付分保賬款的增加／(減少)		**324**	(105)
保險保障基金的增加／(減少)		**(767)**	117
應付保戶紅利及準備金的增加		**887**	788
壽險責任準備金的增加		**29,557**	33,872
投資型保單賬戶餘額的增加		**8,384**	1,411
未到期責任準備金的增加		**1,581**	1,170
未決賠款準備金的增加		**1,291**	1,825
投資合同準備金的增加／(減少)		**(1)**	80
衍生金融負債的增加		**6**	15
其他負債的增加／(減少)		**(934)**	1,108
經營活動產生的現金		**32,247**	34,755
支付的所得稅		**(437)**	(408)
經營活動產生的淨現金流入		**31,810**	34,347

44. 董事及監事酬金

截至12月31日止年度(人民幣千元)	2005年 袍金	工資、 津貼和 其他福利	養老金 供款	合計
現任董事				
馬明哲	–	14,114	21	14,135
孫建一	–	2,036	20	2,056
樊剛	–	438	20	458
竇文偉	–	234	20	254
鮑友德	150	–	–	150
鄺志強	300	–	–	300
張永鋭	300	–	–	300
周永健	156	–	–	156
Henry CORNELL	–	–	–	–
黃建平	–	–	–	–
劉海峰	–	–	–	–
林友鋒	–	–	–	–
張利華	–	–	–	–
Anthony Philip HOPE	–	–	–	–
林麗君	–	–	–	–
石聿新	–	–	–	–
胡愛民	–	–	–	–
陳洪博	–	–	–	–
小計	906	16,822	81	17,809
離任董事				
潘廣謙	–	411	–	411
葉迪奇	–	–	–	–
現任監事				
肖少聯	250	–	–	250
孫福信	60	–	–	60
陳尚武	60	–	–	60
宋連坤	–	263	–	263
何沛泉	–	297	–	297
何實	–	482	20	502
段偉紅	–	–	–	–
周福林	–	–	–	–
陳波海	–	–	–	–
小計	370	1,042	20	1,432

44. 董事及監事酬金(續)

截至12月31日止年度(人民幣千元)	2005年 袍金	工資、津貼和其他福利	養老金供款	合計
離任監事				
楊秀麗	**–**	**778**	**18**	**796**
陳克祥	**–**	**972**	**19**	**991**
肖偉	**–**	**385**	**19**	**404**
雷暉	**–**	**474**	**20**	**494**
小計	**–**	**2,609**	**76**	**2,685**
合計	**1,276**	**20,884**	**177**	**22,337**

截至12月31日止年度(人民幣千元)	2004年 袍金	工資、津貼和其他福利	養老金供款	合計
現任董事				
馬明哲	–	11,688	16	11,704
孫建一	–	1,714	19	1,733
林麗君	–	348	19	367
樊剛	–	424	19	443
竇文偉	–	218	18	236
鮑友德	60	–	–	60
鄺志強	200	–	–	200
張永鋭	200	–	–	200
李黑虎	–	–	–	–
高雷	–	–	–	–
黃建平	–	–	–	–
劉海峰	–	–	–	–
Henry CORNELL	–	–	–	–
林友鋒	–	–	–	–
張利華	–	–	–	–
Anthony Philip HOPE	–	–	–	–
葉迪奇	–	–	–	–
石聿新	–	–	–	–
胡愛民	–	–	–	–
小計	460	14,392	91	14,943
離任董事				
潘廣謙	–	399	1	400

44. 董事及監事酬金(續)

截至12月31日止年度(人民幣千元)	2004年 袍金	工資、津貼和其他福利	養老金供款	合計
現任監事				
肖少聯	200	–	–	200
孫福信	40	–	–	40
陳尚武	40	–	–	40
宋連坤	–	263	1	264
何沛泉	–	296	1	297
何實	–	441	19	460
段偉紅	–	–	–	–
周福林	–	–	–	–
陳波海	–	–	–	–
小計	280	1,000	21	1,301
離任監事				
楊秀麗	–	736	18	754
陳克祥	–	734	19	753
劉亦工	–	638	18	656
肖偉	–	374	19	393
雷暉	–	475	20	495
小計	–	2,957	94	3,051
合計	740	18,748	207	19,695

授予董事及監事的虛擬期權的補償費用並無計入上述分析中。

於本年度內，本集團沒有向任何董事及監事支付薪金，作為其加盟本集團或於加盟本集團時的獎勵或離職賠償。

45. 五名最高酬金之個別人士

本集團五名最高酬金之個別人士包括一名董事(2004年：一名)，其酬金已載於附註44中分析。

其餘四名(2004年：四名)最高薪人士之酬金詳情如下：

截至12月31日止年度(人民幣百萬元)	2005年	2004年
工資、津貼和其他福利	**41**	37

最高薪非董事員工之酬金屬下列組別之人數如下：

	2005年	2004年
人民幣6,000,001元 — 人民幣6,500,000元	**1**	1
人民幣7,000,001元 — 人民幣7,500,000元	**–**	1
人民幣8,000,001元 — 人民幣8,500,000元	**1**	–
人民幣8,500,001元 — 人民幣9,000,000元	**–**	1
人民幣11,500,001元 — 人民幣12,000,000元	**1**	–
人民幣13,500,001元 — 人民幣14,000,000元	**–**	1
人民幣15,000,001元 — 人民幣15,500,000元	**1**	–

本公司沒有為上述最高薪非董事員工提供養老金計劃供款。

根據中國稅法規定，個人所得稅按照超額累進稅率計算，最高稅率為45%。

本集團五名最高酬金之個別人士的個人所得稅實際稅率為35.7%至43.5%(2004年：35.6%至43.3%)，其平均實際稅率為41.9%(2004年：41.4%)

授予以上最高酬金之個別人士的虛擬期權的補償費用並無計入上述分析中。

於本年度內，本集團沒有向以上最高薪非董事員工支付薪金，作為其加盟本集團或於加盟本集團時的獎勵或離職賠償。

46. 重大關聯方交易

(1) 合併財務報表包括中國平安保險(集團)股份有限公司及附註19所列子公司的財務報表。

(2) 關鍵管理人員的報酬

年內五名(2004年：四名)關鍵管理人員(不包括董事及監事)的報酬概述如下：

截至12月31日止年度(人民幣百萬元)	2005年	2004年
工資及其他短期僱員福利	**43**	35

授予關鍵管理人員虛擬期權的補償費用並無計入上述分析中。

有關董事及監事的酬金明細請參閱附註44。

本年度授予關鍵管理人員(包括董事和監事)的虛擬期權為340萬份單位(2004：1,040萬份單位)。計入本年度利潤表的相關費用為人民幣1,500萬元(2004：人民幣700萬元)。

(3) 於2005年8月下旬，滙豐銀行及其聯營公司於本公司的股權增加至19.9%。於2005年12月31日，本集團存放於滙豐銀行的銀行存款餘額約為人民幣2.32億元。本集團自2005年9月至12月止期間從該銀行存款餘額賺取的利息收入約為人民幣300萬元。

47. 承諾

(1) 資本承諾

本集團有關物業開發及投資的資本承諾如下：

於12月31日(人民幣百萬元)	2005年	2004年
已簽約未撥備	**472**	150
已授權未簽約	**3,030**	3,312

47. 承諾（續）

(2) 經營性租賃承諾

本集團簽訂了多項辦公室及職工宿舍等的租賃合同。根據不可撤銷之租賃合同，未來經營性租賃最低付款額如下：

於12月31日（人民幣百萬元）	2005年	2004年
1年以內	**372**	344
1年至5年	**473**	434
5年以上	**5**	21
	850	799

(3) 經營性租賃應收租金

本集團簽訂了多項租賃合同租出其物業。根據不可撤銷之租賃合同，未來經營性租賃應收租金最低金額如下：

於12月31日（人民幣百萬元）	2005年	2004年
1年以內	**64**	68
1年至5年	**33**	41
	97	109

48. 員工福利

(1) 養老金

本集團的員工主要參與各種供款養老金計劃。該等養老金計劃主要由有關政府機構資助；本集團每月為該等養老金計劃支付相應的款項，再由有關機構負責向已退休員工支付養老金。上述支付款項於發生時計為費用。除此之外，根據該等計劃，本集團就退休福利沒有任何其它重大法定或承諾義務。若干員工亦獲本集團提供團體壽險，惟所涉及款項不重大。

(2) 住房福利

本集團的員工享有政府資助的各種住房公積金計劃。本集團根據員工工資的一定比例每月繳納公積金。本集團對該基金的義務僅限於須於每期間繳納款項。

(3) 醫療福利

本集團根據相關地方法規向當地機構繳納醫療福利基金。

48. 員工福利（*續*）

(4) 虛擬期權計劃

於2004年2月5日，本公司董事會批准本集團的高級行政人員及若干主要僱員參與虛擬期權計劃。本公司將不會根據此計劃發行任何股份。該等權利以單位方式授出，每個單位代表1股本公司H股。該等虛擬期權將於未來五年發行。參與者將於行使上述權利時收到現金付款，惟支付予所有參與者的福利總額不得超過行權年度的估計純利的特定百分比。現金付款金額等於已行使權利單位數量乘以行使價與行權時H股市場價之間的差額。

年內確認的上述僱員服務支出金額為人民幣6,100萬元（2004年：人民幣2,900萬元）。

本年內虛擬期權的單位數量列示如下：

（百萬）	**2005年 單位數量**	2004年 單位數量
1月1日餘額	**42**	—
年內已授出	**16**	42
12月31日餘額	**58**	42

於2005年12月31日未行使虛擬期權的加權平均剩餘合同期限為2.5年（2004年：3.5年）。

虛擬期權的公允價值於授出當日使用柏力克－舒爾斯期權定價模式進行估算（同時亦考慮授出虛擬期權的條款及條件）。下表所列為本年度所採用的該模式輸入數據。

	2005年	2004年
無風險利率(%)	**1.5%**	0.01%
預期股息率(%)	**1%**	—
預期波幅(%)	**29%**	38%
預期有效年期（年）	**3-5**	3-5

已接受的服務及其形成的負債於預期歸屬期間內確認。本公司於每一報告日均會對其進行估算，並於利潤表內確認其公允價值的變動，直至該負債結清為止。於2005年12月31日與虛擬期權有關的負債賬面值為人民幣9,000萬元（2004年：人民幣2,900萬元）。

49. 或有負債

鑒於保險及金融服務的業務性質，本集團在開展正常業務時，會涉及各種估計、或有事項及法律訴訟，包括在訴訟中作為原告與被告及在仲裁中作為申請人與被申請人。上述糾紛所產生的不利影響主要包括保單的索賠。本集團已對可能發生的損失計提準備，包括當管理層參考律師意見並能對上述訴訟結果做出合理估計後，對保單索賠計提的準備。

對於無法合理預計結果及管理層認為敗訴可能性極小的未決訴訟或可能的違約，不計提相關準備。對於上述未決訴訟，管理層認為任何最終裁定結果產生的義務將不會對本集團或其附屬公司的財務狀況和經營成果造成重大負面影響。

50. 資產負債表日後事項

有關利潤分配的資料請參閱附註12及附註33。

51. 比較數字

如財務報表附註3(2)所述，由於本年度採用新頒布的或重新修訂的國際財務報告準則，財務報表中某些項目和餘額的會計處理和披露已作修改以與新要求相吻合。相應地，某些以前年度或期初項目也作了調整，比較數字已進行了重分類或重新列賬以與本年度的會計處理和披露相一致。

52. 批准財務報表

本公司董事會已於2006年3月29日批准及授權刊發本財務報表。

股東週年大會通告

茲通告中國平安保險(集團)股份有限公司(「本公司」)謹訂於2006年5月25日(星期四)上午十時正假座中國深圳市八卦三路平安大廈六樓舉行股東週年大會,藉以審議及酌情通過下列決議案:

作為普通決議案

1. 審議及批准截至2005年12月31日止年度之本公司董事會(「董事會」)報告。

2. 審議及批准截至2005年12月31日止年度之本公司監事會報告。

3. 審議及批准截至2005年12月31日止年度之核數師報告及本公司經審核財務報告。

4. 審議及批准截至2005年12月31日止年度之利潤分配方案及宣派2006年度特別中期股息。

5. 審議及批准續聘安永華明會計師事務所為本公司中國核數師及安永會計師事務所為本公司國際核數師,任期直至下屆股東週年大會結束時止,及授權董事會釐定其酬金。

6. 審議及批准重新委任馬明哲先生為本公司執行董事,即時生效,任期三年。

7. 審議及批准重新委任孫建一先生為本公司執行董事,即時生效,任期三年。

8. 審議及批准委任張子欣先生為本公司執行董事,即時生效,任期三年。

9. 審議及批准重新委任黃建平先生為本公司非執行董事,即時生效,任期三年。

10. 審議及批准重新委任林友鋒先生為本公司非執行董事,即時生效,任期三年。

11. 審議及批准重新委任張利華先生為本公司非執行董事,即時生效,任期三年。

12. 審議及批准重新委任Anthony Philip HOPE先生為本公司非執行董事,即時生效,任期三年。

13. 審議及批准重新委任竇文偉先生為本公司非執行董事,即時生效,任期三年。

14. 審議及批准重新委任樊剛先生為本公司非執行董事，即時生效，任期三年。

15. 審議及批准重新委任林麗君女士為本公司非執行董事，即時生效，任期三年。

16. 審議及批准重新委任石聿新先生為本公司非執行董事，即時生效，任期三年。

17. 審議及批准重新委任胡愛民先生為本公司非執行董事，即時生效，任期三年。

18. 審議及批准重新委任陳洪博先生為本公司非執行董事，即時生效，任期三年。

19. 審議及批准委任王冬勝先生為本公司非執行董事，即時生效，任期三年。

20. 審議及批准委任伍成業先生為本公司非執行董事，即時生效，任期三年。

21. 審議及批准重新委任鮑友德先生為本公司獨立非執行董事，即時生效，任期三年。

22. 審議及批准重新委任鄺志強先生為本公司獨立非執行董事，即時生效，任期三年。

23. 審議及批准重新委任張永鋭先生為本公司獨立非執行董事，即時生效，任期三年。

24. 審議及批准重新委任周永健先生為本公司獨立非執行董事，即時生效，任期三年。

25. 審議及批准重新委任肖少聯先生為本公司外部監事，即時生效，任期三年。

26. 審議及批准重新委任孫福信先生為本公司外部監事，即時生效，任期三年。

27. 審議及批准委任董立坤先生為本公司外部監事，即時生效，任期三年。

28. 審議及批准重新委任段偉紅女士為本公司股東代表監事，即時生效，任期三年。

29. 審議及批准委任林立先生為本公司股東代表監事，即時生效，任期三年。

30. 審議及批准委任車峰先生為本公司股東代表監事，即時生效，任期三年。

31. 審議及批准本公司第七屆董事會酬金方案。

32. 審議及批准本公司第五屆監事會酬金方案。

作為特別決議案

33. 授予董事會一般授權，以發行、配發及處理不超過本公司已發行內資股20%及已發行H股20%之新增內資股及新增H股，並授權董事會對公司章程作出其認為適當之相應修訂，以反映配發或發行股份後之新股本架構：

「動議

(A) (a) 在第(c)段以及根據香港聯合交易所有限公司證券上市規則有關規定、本公司公司章程及中華人民共和國適用法律和法規的規限下，謹此一般及無條件批准董事會於有關期間內行使本公司一切權力以單獨或同時配發、發行及處理本公司新增內資股及H股，並作出或授予可能須行使該等權力之售股建議、協議、購股權及交換或轉換股份的權利；

(b) 第(a)段的批准應授權董事會於有關期間作出或授出可能於有關期間屆滿後，行使該等權力之售股建議、協議、購股權及交換或轉換股份之權利；

(c) 董事會按照第(a)段授予的批准以予配發、發行及處理或同意有條件地或無條件地予以配發、發行及處理（不論是否按照購股權或因其他原因進行者）的內資股及H股的總面值各自不應超過本決議案通過日期本公司已發行內資股及H股的總面值各自的20%，惟按照(i)供股或(ii)根據公司章程任何代替本公司全部或部份股息的以股代息或類似的配發股份的安排則作別論；及

(d) 就本決議案而言：

「有關期間」指由通過本決議案起至下列最早時限止期間：(i)本公司下屆股東週年大會結束；(ii)按本公司公司章程或其他適用法例規定本公司須召開下屆股東週年大會之期限屆滿；或(iii)本公司股東大會通過特別決議案撤銷或更改根據本決議案給予的授權。

「供股」指於董事所釐定的一段期間向於指定記錄日期名列股東名冊的股份持有人，按彼等當時持有該等股份之比例公開提呈股份發售之建議(惟就零碎股權或者香港以外地區之任何法律限制或責任，或任何認可監管機構或證券交易所之規定，董事可於必要或權宜時取消若干股份持有人在此方面之權利或作出其他安排)，而以供股形式進行之售股建議、配發或發行股份應據此予以詮釋。

(B) 授權董事會對本公司公司章程作出其認為合適的相應修訂，以反映本決議案第(A)段第(a)分段規定配發或發行股份後的新股本結構。」

34. 審議及批准對本公司章程作出修訂：

「動議修訂現有本公司章程如下：

(1) 第七條由下文取代：

「第七條　公司有獨立的法人財產，享有法人財產權。公司以其全部財產對公司的債務承擔責任。股東以其認購的股份為限對公司承擔責任。」

(2) 第十二條由下文取代：

「第十二條　公司可以向其他有限責任公司、股份有限公司投資，並以該出資額為限對所投資公司承擔責任。」

(3) 第十九條予以修訂如下，加有底線的擬議修訂本供作參考：

「第十九條　經國務院授權的公司審批部門批准，公司已發行的普通股總數為6,195,053,334股。公司1997年1月16日進行股份制規範重新登記時向發起人發行2,191,610,986股，佔公司已發行普通股總數的35.38%。公司2004年6月24日首次境外發行H股並上市時，因國有股減持，發起人股中72,955,249股轉換成為H股<u>，持有公司發起人股股東的持股情況見附件</u>。

持有發起人股的股東依照《公司法》及其他法律法規及本章程的規定，轉讓其所持有的股份後，公司需要相應修改本章程附件和股東名冊中有關股東的記載，對本章程附件的該項修改不需再由股東大會表決，由股東大會授權公司法定代表人進行修改。」

(4) 第四十九條第二款予以修訂如下，加有底線的擬議修訂本供作參考：

「內資股股東遺失股票，申請補發的，依照《公司法》第一百四十四條的規定處理。」

(5) 第六十一條(三)、(十三)予以修訂如下，加有底線的擬議修訂本供作參考：

「第六十一條　股東大會行使下列職權：

(三)　選舉和更換非由職工代表出任的監事，決定有關監事的報酬事項；

(十三)　審議持有公司有表決權的股份總數百分之三以上(含百分之三)的股東的提案；」

(6) 第六十五條予以修訂如下，加有底線的擬議修訂本供作參考：

「第六十五條　公司召開股東大會會議，持有或者合併持有公司有表決權的股份總數百分之三以上(含百分之三)的股東，有權以書面形式向公司提出新的提案，公司應當將提案中屬於股東大會職責範圍內的事項，列入該次會議的議程。」

(7) 第八十八條予以修訂如下，加有底線的擬議修訂本供作參考：

「第八十八條　下列事項由股東大會的普通決議通過：

(一) 董事會和監事會的工作報告；

(二) 董事會擬訂的利潤分配方案和虧損彌補方案；

（三） 董事會和監事會成員的任免及其報酬和支付方法；

（四） 公司年度預、決算報告，年度報告，資產負債表、利潤表及其他財務報表；

（五） 公司為公司股東或者實際控制人提供擔保；

（六） 除法律、行政法規規定或者公司章程規定應當以特別決議通過以外的其他事項。」

(8) 第九十一條由下文取代：

「第九十一條　監事會或者股東要求召集臨時股東大會或者類別股東會議，應當按照下列程序辦理：

（一） 監事會，單獨或者合計持有在該擬舉行的會議上有表決權的股份總數百分之十以上（含百分之十）的股東，可以簽署一份或者數份同樣格式內容的書面要求，提請董事會召集臨時股東大會或者類別股東會議，並闡明會議的議題。董事會在收到前述書面要求後應當盡快召集臨時股東大會或者類別股東會議。前述持股數按股東提出書面要求日計算。

（二） 如果董事會在收到前述書面要求後三十日內沒有發出召集會議的通告，監事會應當召集和主持會議；監事會在隨後的三十日內沒有發出召集會議的通告，連續九十日以上單獨或者合計持有在該擬舉行的會議上有表決權的股份總數百分之十以上（含百分之十）的股東，可以在董事會收到該要求後四個月內自行召集會議，召集的程序應當盡可能與董事會召集股東會議的程序相同。

監事會或者股東因董事會未應前述要求舉行會議而自行召集並舉行會議的，由公司給予必要協助，其所發生的合理費用，應當由公司承擔，並從公司欠付失職董事和監事的款項中扣除。」

(9) 第九十五條由下文取代：

「第九十五條　股東大會由董事會召集的，董事長擔任會議主席；董事長因故不能出席會議的，應當由董事長指定的副董事長擔任會議主席；副董事長無法出席會議的，由二分之一以上的董事共同推舉一名董事擔任會議主席。

董事會不能履行或者不履行召集股東大會會議職責的，監事會應當及時召集和主持，並由監事會主席擔任會議主席；監事會主席無法出席會議的，由二分之一以上的監事共同推舉一名監事擔任會議主席。

監事會不召集和主持股東大會的，連續九十日以上單獨或者合計持有公司股份總數百分之十以上(含百分之十)的股東可以自行召集股東大會，出席會議的股東可以推舉一人擔任會議主席。

通過以上途徑無法推舉出會議主席的，應當由出席會議的持有最多表決權股份的股東(包括股東代理人)擔任會議主席。

臨時股東大會可以以通訊表決的方式進行。」

(10) 第一百一十一條予以修訂如下，加有底線的擬議修訂本供作參考：

「第一百一十一條　公司設董事會，董事會由十九名董事組成，其中設董事長一人，副董事長一至二人，執行董事不少於二人，獨立董事不少於三人。」

(11) 刪除公司章程現有第一百一十二條第五款。

(12) 第一百一十九條予以修訂如下，加有底線的擬議修訂本供作參考：

「第一百一十九條　董事會每年至少召開四次定期會議，由董事長召集，於會議召開十四日以前書面通知全體董事和監事。

有下列情形之一的，董事長應當自接到提議後十日內，召集和主持臨時董事會會議：

（一） 董事長認為必要時；

（二） 三分之一以上董事聯名提議時；

（三） 監事會提議時；

（四） 首席執行官提議時；

（五） 持有公司有表決權的股份總數百分之十以上（含百分之十）的股東提議時。」

(13) 第一百二十條由下文取代：

「第一百二十條　董事會召開臨時董事會會議可以以通訊表決方式進行，通知時限可以不受提前十四天的限制，但必須保證通知及時有效地送達董事和監事。

如有本章程第一百一十九條第二款第（二）、（三）、（四）、（五）項規定的情形，董事長不能履行職責時，應當指定一名副董事長代其召集臨時董事會會議；董事長無故不履行職責，亦未指定具體人員代其行使職責的，可由副董事長負責召集會議；副董事長不能或者不履行職責的，二分之一以上的董事共同推舉一名董事負責召集會議。」

(14) 第一百二十八條第二款予以修訂如下，加有底線的擬議修訂本供作參考：

「審計委員會成員應由董事會從公司的董事中任命，由三至七名董事組成。」

(15) 第一百三十三條第三款予以修訂如下，加有底線的擬議修訂本供作參考：

「監事會主席不能履行職責時，由二分之一以上的監事共同推舉一名監事代行其職權。」

(16) 第一百三十四條予以修訂如下，加有底線的擬議修訂本供作參考：

「第一百三十四條　監事會成員由股東代表監事、公司職工代表監事和外部監事組成。股東代表出任的監事和外部監事由股東大會選舉和罷免，職工代表出任的監事由公司職工民主選舉和罷免。公司職工代表出任的監事不得少於監事人數的三分之一。外部人士出任的監事不得超過監事會成員的三分之一。」

(17) 第一百三十六條予以修訂如下，加有底線的擬議修訂本供作參考：

「第一百三十六條　監事連續二次未能親自出席，也不委託其他監事出席監事會會議的，視為不能履行職責，股東大會或職工代表大會應當予以撤換。」

(18) 第一百八十六條由下文取代：

「第一百八十六條　公司稅後利潤按以下順序使用：

（一） 彌補上一年度的虧損；

（二） 提取法定公積金百分之十；

（三） 提取任意公積金；

（四） 支付股東股利。

公司法定公積金累計額為公司註冊資本的百分之五十以上的，可以不再提取。提取法定公積金後，是否提取任意公積金由股東大會決定。公司不得在彌補公司虧損和提取法定公積金之前向股東分配利潤。」

(19) 第一百八十七條由下文取代：

「第一百八十七條　公司的公積金用於彌補公司的虧損、擴大公司生產經營或者轉為增加公司資本。但是，資本公積金不得用於彌補公司的虧損。」

(20) 第一百八十八條由下文取代：

「第一百八十八條　股東大會決議將公積金轉為股本時，按股東原有股份比例派送新股。法定公積金轉為股本時，所留存的該項公積金不得少於轉增前公司註冊資本的百分之二十五。」

(21) 根據《公司法》及《公司登記管理條例》的要求，必須在公司章程中載明持有公司發起人股的股東持股情況，因此公司章程需要增加持有公司發起人股股東持股情況的附件。」

35. 審議及批准授權本公司法定代表人修訂本公司章程附件之發起人股條款。

承董事會命

馬明哲
董事長兼首席執行官

中國深圳
2006年4月7日

於本通告日期，本公司的執行董事為馬明哲及孫建一，本公司的非執行董事為Henry CORNELL、黃建平、劉海峰、林友鋒、張利華、Anthony Philip HOPE、竇文偉、樊剛、林麗君、石聿新、胡愛民及陳洪博，獨立非執行董事為鮑友德、鄺志強、張永鋭及周永健。

附註：

1. 根據本公司之公司章程，除非在舉手表決之前或之後，要求按股數投票方式表決，否則決議案將以舉手方式表決。(i)大會主席；或(ii)至少兩名有表決權之出席股東或其代理人；或(iii)持有在該會議上有表決權之股份10%以上之一名或多名出席股東或其代理人，均可要求按股數投票方式表決。

2. 為釐定有權出席本公司股東週年大會並獲派2006年度特別中期股息之股東名單，本公司將於2006年4月25日（星期二）至2006年5月25日（星期四）（包括首尾兩天）暫停辦理股份過戶登記手續。凡於2006年5月25日（星期四）名列本公司股東名冊之H股及內資股股東均有權出席是次股東大會。本公司H股股東如欲獲得分派2006年度特別中期股息資格及出席是次股東大會並於會上投票而尚未登記過戶文件，須於2006年4月24日（星期一）下午四時正或之前將過戶文件連同有關股票交回本公司H股過戶登記處香港中央證券登記有限公司。股份過戶登記處香港中央證券登記有限公司地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。2006年度特別中期股息將於2006年6月2日當日或之前派發給於2006年5月25日（星期四）名列本公司股東名冊之股東。

3. 有權出席是次股東大會及於會上投票之股東，均可委任一位或多位人士代表其出席及投票。受委任代理人毋需為本公司股東。

4. 股東須以書面形式委任代理人，委任文件須由股東簽署或由其以書面形式授權之代理人簽署。倘股東為法人，委任文件須加蓋法人公章或由其董事或正式授權之代理人簽署。倘代理人委任表格由股東之代理人簽署，則授權該代理人簽署代理人委任表格之授權書或其他授權文件必須經過公證。

5. 內資股持有人最遲須於是次股東大會或其任何續會(視乎情況而定)指定舉行時間24小時前將代理人委任表格連同授權書或其他授權文件(如有)送達本公司董事會秘書處，方為有效。H股持有人必須將上述文件於同一期限內送達本公司之H股股份過戶登記處，方為有效。填妥及交回代理人委任表格後，股東屆時仍可親身出席是次股東大會，並於會上投票。本公司之H股股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓。

6. 擬親身或委任代理人出席是次股東大會之股東應於2006年5月5日(星期五)或該日之前，將回條以專人送遞、郵寄或傳真方式遞交予本公司於中國或香港之主要營業地點。本公司在中國之主要營業地點位於中國深圳市八卦三路平安大廈(電話：(86 755) 8226 2888，傳真：(86 755) 8243 1029)。聯繫人為劉程(電話：(86 755) 8226 2888內線2101)及王小利(電話：(86 755) 8226 2888內線2828)。本公司在香港之主要營業地點位於香港灣仔告士打道108號大新金融中心11樓(電話：(852) 2827 1883，傳真：(852) 2802 0018)。

7. 是次股東大會預計需時半日。股東(親身或其委任代理人)出席是次股東大會之交通和食宿費用自理。股東或其代理人出席是次股東大會時須出示身份證明文件。

8. 一份載有(其中包括)建議修訂公司章程詳情及股東週年大會通告之通函將於2006年4月7日(星期五)寄發予各股東。第6至第30項建議決議案關於馬明哲先生、孫建一先生、張子欣先生、黃建平先生、林友鋒先生、張利華先生、Anthony Philip HOPE先生、竇文偉先生、樊剛先生、林麗君女士、石聿新先生、胡愛民先生、陳洪博先生、王冬勝先生、伍成業先生、鮑友德先生、鄺志強先生、張永鋭先生、周永健先生、肖少聯先生、孫福信先生、董立坤先生、段偉紅女士、林立先生及車峰先生之資料也載於通函內。關於第33項之建議決議案，向股東尋求批准該授權旨在確保本公司在有需要時，董事得以靈活地酌情發行新股份；惟董事現時並無計劃根據該項授權發行任何新股份。

註冊名稱

中文名稱

中國平安保險(集團)股份有限公司

英文名稱

Ping An Insurance (Group) Company of China, Ltd.

註冊地址

中國深圳市
八卦三路
平安大廈

營業地址

中國深圳市
八卦三路
平安大廈

法定代表人

馬明哲

授權代表

孫建一
姚　軍

聯席公司秘書

沈施加美
姚　軍

核數師

安永會計師事務所

顧問精算師

華信惠悦保險精算顧問有限公司

法律顧問

歐華律師行

H股上市地點

香港聯合交易所有限公司

股份類別

H股

股份代號

2318

H股過戶登記處

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心17樓1712-1716室

美國證券託存股份存管處

The Bank of New York

公司網址

www.pingan.com.cn

電郵

IR@paic.com.cn
PR@paic.com.cn

電話

+86-755-8226 2888

傳真

+86-755-8243 1029

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Ping An Insurance (Group) Company of China, Ltd., you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

This circular, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

GENERAL MANDATE TO ISSUE SHARES, APPOINTMENT AND RE-APPOINTMENT OF DIRECTORS AND SUPERVISORS, EMOLUMENTS TO DIRECTORS AND SUPERVISORS, AMENDMENTS TO THE ARTICLES OF ASSOCIATION, AUTHORIZING THE LEGAL REPRESENTATIVE TO AMEND PROMOTER SHARES PROVISIONS IN THE APPENDIX TO THE COMPANY'S ARTICLES OF ASSOCIATION AND NOTICE OF THE ANNUAL GENERAL MEETING

A notice convening the 2006 Annual General Meeting to be held at 10:00 a.m. on Thursday, May 25, 2006 at 6th Floor, Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC is set out on pages 29 to 40 of this circular.

A form of proxy for use at the 2006 Annual General Meeting is enclosed and is also published on the website of the Stock Exchange (www.hkex.com.hk). Whether or not you intend to attend the 2006 Annual General Meeting, you are requested to complete and return (i) the enclosed reply slip in accordance with the instructions printed thereon not later than Friday, May 5, 2006 and (ii) the enclosed form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the 2006 Annual General Meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending the 2006 Annual General Meeting and voting in person if you so wish.

April 7, 2006

CONTENTS

Page

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"2006 Annual General Meeting"	the 2006 annual general meeting of the Company to be held at 10:00 a.m. on Thursday, May 25, 2006 at 6th Floor, Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC
"Articles of Association"	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time
"Board"	the Board of Directors of the Company
"Company"	Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company duly incorporated in the PRC with limited liability and the H Shares of which are listed on the Stock Exchange
"Company Law"	the Company Law of the PRC
"Directors"	the members of the Board of the Company
"Domestic Shares"	Shares which are subscribed for and or credited as paid up in RMB by PRC nationals and/or PRC corporate entities
"General Mandate"	the proposed general mandate to issue Domestic Shares and H Shares representing up to the limit of 20% of each of the aggregate nominal values of the Domestic Shares and H Shares respectively in issue on the date of passing the related resolution
"Group"	the Company and the Subsidiaries
"H Shares"	overseas listed foreign Shares which are listed on the Stock Exchange, and subscribed for and traded in Hong Kong dollars
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	March 29, 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular

"Legal Representative"	the legal representative of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China, but for the purposes of this circular only, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"Promoter Shares"	those 2,191,610,986 Shares issued to the promoters of the Company at the time of reorganization of the Company into a joint-stock company on January 16, 1997
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary shares(s) of RMB1.00 each in the share capital of the Company
"Shareholders"	holders of Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subsidiary"	a subsidiary within the meaning of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) for the time being of the Company whether incorporated in Hong Kong or elsewhere
"Supervisors"	the members of the Supervisory Committee of the Company
"Supervisory Committee"	the supervisory committee of the Company established pursuant to the Company Law

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

Executive Directors:
Ma Mingzhe
Sun Jianyi

Non-executive Directors:
Henry CORNELL
Huang Jianping
Liu Haifeng David
Lin Yu Fen
Cheung Lee Wah
Anthony Philip HOPE
Dou Wenwei
Fan Gang
Lin Lijun
Shi Yuxin
Hu Aimin
Chen Hongbo

Independent non-executive Directors:
Bao Youde
Kwong Che Keung Gordon
Cheung Wing Yui
Chow Wing Kin Anthony

Registered office:
Ping An Building
Ba Gua No. 3 Road
Shenzhen
PRC

Principal place of business in Hong Kong:
11th Floor
Dah Sing Financial Center
108 Gloucester Road
Wan Chai
Hong Kong

April 7, 2006

To the Shareholders

Dear Sir or Madam,

**GENERAL MANDATE TO ISSUE SHARES,
APPOINTMENT AND RE-APPOINTMENT OF
DIRECTORS AND SUPERVISORS,
EMOLUMENTS TO DIRECTORS AND SUPERVISORS,
AMENDMENTS TO THE ARTICLES OF ASSOCIATION,
AUTHORIZING THE LEGAL REPRESENTATIVE TO AMEND
PROMOTER SHARES PROVISIONS IN THE APPENDIX
TO THE COMPANY'S ARTICLES OF ASSOCIATION
AND
NOTICE OF THE ANNUAL GENERAL MEETING**

INTRODUCTION

At the 2006 Annual General Meeting, among other things, ordinary resolutions will be proposed to (i) appoint and re-appoint Directors; (ii) appoint and re-appoint Supervisors (other than Supervisors representing the employees of the Company); (iii) approve the emolument plan for the 7th Board of Directors of the Company; (iv) approve the emolument plan for the 5th Supervisory Committee of the Company; and special resolutions will be proposed to (v) approve the grant of the General Mandate to the Board to enable them to allot, issue and otherwise deal with additional Domestic Shares and H Shares of the Company up to the limit of 20% of each of the aggregate nominal values of the Domestic Shares and H Shares of the Company respectively in issue on the date of passing such resolution; (vi) approve certain amendments to the Articles of Association; and (vii) authorize the Legal Representative to amend the provisions as regards holdings of Promoter Shares in the appendix to the Company's Articles of Association.

The purpose of this circular is to give you notice of the 2006 Annual General Meeting and to provide you with all the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the above proposed resolutions at the 2006 Annual General Meeting.

GENERAL MANDATE TO ISSUE SHARES

To increase the flexibility and efficiency in operation, the Company proposes to grant the General Mandate to the Board to allot, issue and otherwise deal with additional Domestic Shares and H Shares up to the limit of 20% of each of the aggregate nominal values of the Domestic Shares and H Shares respectively in issue on the date of passing such resolution. Any exercise of the power by the Directors under the General Mandate shall comply with the relevant requirements of the Listing Rules, the Articles of Association and the applicable laws and regulations of PRC. The Board has no present plan to issue new Shares pursuant to the General Mandate. The General Mandate shall be effective until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or other applicable laws to be held; or

(iii) the revocation or variation of the authority given under this resolution by a special resolution of the Company in general meeting.

As at the Latest Practicable Date, the Company had in issue 6,195,053,334 Shares, comprising of 3,636,409,636 Domestic Shares and 2,558,643,698 H Shares. Subject to the passing of the proposed resolution for the approval of the General Mandate and in accordance with the terms therein, the Company will be allowed to allot and issue up to a maximum of 1,239,010,666 Shares, comprising of 727,281,927 Domestic Shares and 511,728,739 H Shares, representing 20% of each of the aggregate nominal amounts of Domestic Shares and H Shares in issue at the date of passing the proposed resolution, on the basis that no further Shares will be issued by the Company prior to the 2006 Annual General Meeting.

APPOINTMENT AND RE-APPOINTMENT OF DIRECTORS

According to Article 112 of the Articles of Association and the respective Shareholders' resolutions approving their appointments, each Director's appointment shall expire at the 2006 Annual General Meeting. Therefore, the appointment of each of Mr. Ma Mingzhe, Mr. Sun Jianyi, Mr. Henry CORNELL, Mr. Huang Jianping, Mr. Liu Haifeng David, Mr. Lin Yu Fen, Mr. Cheung Lee Wah, Mr. Anthony Philip HOPE, Mr. Dou Wenwei, Mr. Fan Gang, Ms. Lin Lijun, Mr. Shi Yuxin, Mr. Hu Aimin, Mr. Chen Hongbo, Mr. Bao Youde, Mr. Kwong Che Keung Gordon, Mr. Cheung Wing Yui and Mr. Chow Wing Kin Anthony shall expire at the 2006 Annual General Meeting, but being eligible, each of them (other than Mr. Henry CORNELL and Mr. Liu Haifeng David, who for personal reasons will not be offering themselves for re-appointment) will offer themselves for re-appointment. Ordinary resolutions will be proposed at the 2006 Annual General Meeting to re-appoint each of Mr. Ma Mingzhe and Mr. Sun Jianyi and to appoint Mr. Cheung Chi Yan Louis as executive Director, to re-appoint each of Mr. Huang Jianping, Mr. Lin Yu Fen, Mr. Cheung Lee Wah, Mr. Anthony Philip HOPE, Mr. Dou Wenwei, Mr. Fan Gang, Ms. Lin Lijun, Mr. Shi Yuxin, Mr. Hu Aimin and Mr. Chen Hongbo and to appoint each of Mr. Wong Tung Shun Peter and Mr. Ng Sing Yip as non-executive Director and to re-appoint each of Mr. Bao Youde, Mr. Kwong Che Keung Gordon, Mr. Cheung Wing Yui and Mr. Chow Wing Kin Anthony as independent non-executive Director respectively. Details of each of the proposed Directors are set out below in the Appendix to this circular.

APPOINTMENT AND RE-APPOINTMENT OF SUPERVISORS (OTHER THAN SUPERVISORS REPRESENTING EMPLOYEES OF THE COMPANY)

According to Article 133 of the Articles of Association, each Supervisor is appointed for a term of three years. The current three-year term of the Supervisory Committee shall expire at the 2006 Annual General Meeting. Therefore, in accordance with Article 133, the appointment of each of Mr. Xiao Shaolian, Mr. Sun Fuxin, Mr. Chen Shangwu, Ms. Duan Weihong, Mr. Zhou Fulin, and Mr. Chen Bohai shall expire at the 2006 Annual General Meeting, but being eligible, each of them (other than Mr. Cheng Shangwu, Mr. Zhou Fulin and Mr. Chen Bohai, who for personal reasons will not be offering themselves for re-appointment) will offer themselves for re-appointment. Ordinary resolutions will be proposed at the 2006 Annual General Meeting to re-appoint each of Mr. Xiao Shaolian and Mr. Sun Fuxin and to appoint Mr. Dong Likun as independent Supervisor and to re-appoint Ms. Duan Weihong and to appoint Mr. Lin Li and Mr. Che Feng as Supervisor representing the Shareholders respectively. Details of each of the proposed Supervisors are set out below in the Appendix to this circular. Supervisors representing employees of the Company are elected by the employees of the Company by way of voting pursuant to Article 134 of the Articles of Association.

EMOLUMENT PLAN FOR THE 7TH BOARD OF DIRECTORS

The current and proposed annual fee is RMB300,000 for each foreign independent non-executive Director and RMB150,000 for each domestic independent non-executive Director of the Company. Non-executive directors do not receive any directors' fees.

The current and proposed annual remuneration for Mr. Ma Mingzhe, an executive Director, as Chairman of the Board of Directors shall continue to comprise of three elements, namely an annual fee, an annual award and a long term incentive plan. The proposed annual fee shall continue to be an amount not exceeding 5 times the average salary of the top 10 department managers as previously approved by Shareholders in general meeting; the annual award shall be the lower of (0.48% X (the Company's profits after tax – Shareholders' interests X 5.25%)) or (0.30% X the Company's profits after tax); and the long term incentive plan element shall be determined according to the Resolution as Regarding Long Term Incentive Plan for the Company's Senior Management as approved by Shareholders at the Company's 2004 extraordinary general meeting. It is also proposed that following approval by Shareholders at the 2006 Annual General Meeting of the above proposed remuneration package, the remuneration committee shall be authorized to confirm the exact annual remuneration receivable by the Chairman of the Board. The proposed remuneration package shall be effective January 1, 2006 until the end of the term of the 7th Board of Directors, and is recommended to be adopted thereafter.

Mr. Sun Jianyi as executive Director will not receive any director fee but will receive salary as Executive Vice President and Vice Chief Executive Officer of the Company which exact amount is determined by the remuneration committee as recommended by the Chairman and Chief Executive Officer of the Company, with reference to market conditions, his position and duties, scale of remuneration and performance in his discharging of duties.

Mr. Cheung Chi Yan Louis as executive Director will not receive any director fee but will receive salary as Chief Operating Officer and Chief Financial Officer of the Company which exact amount is determined by the remuneration committee as recommended by the Chairman and Chief Executive Officer of the Company, with reference to market conditions, his position and duties, scale of remuneration and performance in his discharging of duties.

As provided in the Company's Articles of Association, all the above remuneration packages are those before tax. The Company will deduct and pay all taxes due on the Directors' behalf in accordance with the relevant tax laws.

EMOLUMENT PLAN FOR THE 5TH SUPERVISORY COMMITTEE

With reference to the prevailing market rates and the Company's position, the proposed annual supervisor's fee for the 5th Supervisory Committee is RMB60,000 for each independent Supervisor and RMB250,000 for the Supervisor who also holds the office of the Chairman of the Supervisory Committee, which is the same as the current annual supervisor's fee for the respective positions.

Supervisors representing shareholders of the Company do not receive any supervisors' fees. Supervisors representing employees of the Company do not receive any supervisors' fees but only receive remuneration for their respective positions held in the Group which amounts are determined by the management of the Company.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Amendments to the Company Law came into effect on January 1, 2006 and have necessitated certain amendments to the Company's Articles of Association. A special resolution will be proposed at the 2006 Annual General Meeting to approve the amendments to the Articles of Association. Details of the amendments to the Articles of Association are as follows:

- To comply with the amendments to the Company Law and the Regulation on the Administration of Companies Registration, each of following Articles be amended or replaced (as is the case) as follows:

(1) Article 7 be replaced by:

"7 The Company has independent legal person properties and enjoys legal person property rights. The Company shall be liable for its debts to the extent of all its assets. The shareholders shall be liable towards the Company to the extent of subscription of their respective shareholdings."

(2) Article 12 be replaced by:

"12 The Company can invest in other limited companies and companies limited by shares, and bear the responsibility within such investment volume."

(3) Article 19 be amended as follows with the proposed amendments underlined for reference:

"19 Following approval by the approving department authorized by the State Council, the total amount of issued ordinary shares of the Company is 6,195,053,334. The number of shares issued to the promoters at the time of reorganization of the Company into a joint-stock company on January 16, 1997 is 2,191,610,986, representing 35.38% of the total number of ordinary shares issued by the Company. On June 24, 2004 during the Company's first overseas offer of H shares and listing, as a result of the disposal of state owned shares, 72,955,249 shares of the promoter shares were converted to H Shares. Details of the Company's promoter shares are listed out in the appendix.

If as a result of any shareholder holding promoter shares transferring such shares in accordance with the Company Law and other relevant state laws and regulation and provisions under the Articles of Association, the Company needs to make corresponding changes to the record of shareholders stated in the appendix of the Articles of Association and the register of shareholders, the amendments to the appendix of the Articles of Association shall be approved by legal representative of the Company as authorized by the shareholders in the general meeting, without any voting therein."

(4) The second paragraph of Article 49 be amended as follows with the proposed amendments underlined for reference:

"Applications for the replacement of share certificates from holders of domestic shares who have lost their certificates shall be dealt with in accordance with Article 144 of the Company Law."

(5) Article 61 (3) and (13) be amended as follows with the proposed amendments underlined for reference:

"61 The general meeting shall exercise the following functions and powers:

(3) Elect and replace the supervisors other than those representing employees of the Company and decide on matters concerning the remuneration thereof;

(13) Consider proposals raised by shareholders holding 3 percent or more of the Company's voting shares;"

(6) Article 65 be amended as follows with the proposed amendments underlined for reference:

"65 When the Company is to hold a general meeting, shareholders holding 3 percent or more of the total number of the Company's voting shares shall be entitled to propose new proposals in writing to the Company. Proposal matters raised in the proposals which are within the scope of the duties of the general meeting shall be listed in the meeting agenda."

(7) Article 88 be amended as follows with the proposed amendments underlined for reference:

"88 The following matters shall be resolved by way of an ordinary resolution of the general meeting:

(1) Work reports of the board of directors and the supervisory committee;

(2) Plans for the distribution of profits and making up of losses drafted by the board of directors;

(3) Appointment and removal of members of the board of directors and the supervisory committee and their remuneration and mode of payment;

(4) The Company's annual budget, final accounts, annual reports, balance sheet, profit statement and other financial statements;

(5) Provision of guarantees to shareholders or effective controller of the Company;

(6) Matters other than those that law, administrative regulations or the Company's Articles of Association require to be passed by way of a special resolution."

(8) Article 91 be replaced by:

"91 In the event that the supervisory committee or shareholders request to convene an extraordinary shareholders' meeting or a class shareholders' meeting, the following procedures shall be followed:

(1) The supervisory committee or shareholder(s), alone or jointly, holding 10 percent or more of the shares carrying voting rights at the meeting to be convened may, by signing one or more counterpart written requisition(s) stating the object of the meeting, require the board of directors to convene an extraordinary general meeting or a class shareholders' meeting. The board of directors shall as soon as possible after receipt of such written requisition(s) proceed to so convene the extraordinary general meeting or class shareholders' meeting, as the case may be. The shareholdings referred to above shall be calculated as at the date of the delivery of the written requisition(s).

(2) Where the board of directors fails to issue convene notice of meeting within thirty (30) days upon receipt of the above written request, the supervisory committee shall convene and host the meeting. Where the supervisory committee fails to issue convene notice of meeting within thirty (30) days thereafter, shareholders individually or collectively holding ten percent or more shares carrying voting rights on such proposed meeting for over ninety (90) consecutive days may convene meeting on their own accord within four (4) months upon the board of directors having received such request. The convening procedures shall as much as possible be equivalent to which the board of directors convenes the general meeting.

All reasonable expenses incurred by the supervisory committee or the shareholder(s) who tendered the requisition in convening and holding the meeting as a result of the failure of the board of directors to duly convene the meeting shall be borne by the Company, and shall be set off against any sums owed to the directors and the supervisors in default by the Company."

(9) Article 95 be replaced by:

"95 The general meeting shall be convened by the board of directors, and presided over by the chairman of the board. Where the chairman fails to attend the meeting by any reasons, the meeting shall be presided over by the vice-chairman designated by the chairman. Where the vice-chairman fails to attend the meeting, the meeting shall be presided over by a director who jointly elected by over half of the number of the directors.

Where the board of directors is unable or fails to perform its duties of convening the general meeting, the meeting shall be convened by the supervisory committee, and presided over by the chairman of supervisory committee. Where the chairman of supervisory committee fails to attend the meeting, the meeting shall be presided over by a supervisor who jointly elected by over half of the number of the supervisors.

Where the supervisory committee fails to convene and preside over the general meeting, the meeting shall be convened by shareholders who individually or jointly representing ten (10) percent or more of the Company's voting rights for over ninety (90) days. The meeting shall be presided over by a person elected by shareholders presenting the meeting.

Where the chairman of the general meeting is unable to be elected through above means, the meeting shall be presided over by shareholder (including shareholder's proxy) who representing the largest majority of voting rights.

Extraordinary general meeting may be conducted by voting via communications."

(10) Article 111 be amended as follows with the proposed amendments underlined for reference:

"111 The Company shall establish a board of directors. The board of directors shall be composed of <u>19</u> directors, which shall have one chairman of the board and one or two vice-chairmen of the board, not less than two executive directors and not less than three independent non-executive directors."

(11) The fifth paragraph of the Article 112 be deleted in its entirety.

(12) Article 119 be amended as follows with the proposed amendments underlined for reference:

"119 The board of directors shall convene regular board meeting at least four times each year. The meeting shall be convened by the chairman and all the directors and supervisors shall be notified in writing prior to fourteen (14) days of the meeting.

The chairman shall convene and host the extraordinary board meeting within ten (10) days upon having received any proposals under each of the following conditions:

(1) when it is considered by the chairman to be necessary;

(2) when it is jointly proposed by over one-third of directors;

(3) when it is proposed by the supervisory committee;

(4) when it is proposed by the chief-executive-officer;

(5) when it is proposed by shareholders holding ten percent or more (10%) of voting rights."

(13) Article 120 be replaced by:

"120 The board of directors may convene extraordinary board meeting by voting via communications. The fourteen (14) days prior notice requirement need not apply provided that notice of such meeting shall be delivered to the directors and supervisors in a timely and effectively manner.

Where the chairman is unable to perform his duties in those circumstances specified in paragraphs (2), (3), (4) and (5) under paragraph 2 of Article 119, he should designate a vice-chairman to convene the extraordinary board meeting on his behalf. Where the chairman fails to perform his duties for no reasons and fails to designate specific person to perform his duties on his behalf, the meeting shall be convened by the vice-chairman. Where the vice-chairman is unable or fails to perform his duties, a director being jointly elected by over half of the number of the directors shall convene the meeting."

– To improve the operational flexibility, the following Article be amended as follows:

(14) The second paragraph of Article 128 be amended as follows with the proposed amendments underlined for reference:

"Members of the audit committee shall be appointed by the board of directors from the directors of the Company, which composes of three to seven directors."

– To comply with the amendments to the Company Law and the Regulation on the Administration of Companies Registration, each of the following Articles be amended or replaced (as is the case) as follows:

(15) The third paragraph of Article 133 be amended as follows with the proposed amendments underlined for reference:

"Where the chairman of the supervisory committee fails to perform his duties, a supervisor elected by over half of the number of the supervisors shall perform his duties on his behalf."

(16) Article 134 be amended as follows with the proposed amendments underlined for reference:

"134 The supervisory committee is made up of supervisors representing the shareholders, supervisors representing employees of the Company and independent supervisors. Supervisors representing the shareholders and independent supervisors shall be elected and replaced by shareholders in general meeting; supervisors representing employees of the Company shall be elected and replaced by employees of the Company in democratic ways. Supervisors representing employees of the Company shall not be less than one third of the total number of supervisors. Independent supervisors shall not exceed one third of the total number of supervisors."

(17) Article 136 be amended as follows with the proposed amendments underlined for reference:

"136 Where a supervisor fails to attend meetings of the supervisory committee personally or to entrust other supervisors to attend for two consecutive times, it shall be deemed a failure to perform his duties. The general meeting or the employees' representatives meeting shall replace such supervisors."

(18) Article 186 be replaced by:

"186 Profit after tax shall be distributed in the following sequence:

(1) cover losses in the previous year;

(2) allocate 10% to statutory revenue reserve;

(3) allocate to discretionary revenue reserve;

(4) pay dividends to shareholders.

When the accumulated statutory revenue reserve exceeds 50 percent of the registered capital of the Company, the Company may cease to make such allocation. After making allocation to the statutory revenue reserve, whether to allocate to the discretionary revenue reserve is subject to the resolution at general meetings. No distribution of profits to shareholders shall be made before the loss of the Company has been made up and allocation to the statutory revenue reserve."

(19) Article 187 be replaced by:

"187 The revenue reserve of the Company shall be used to cover the Company's losses, expand its production and operation, or be converted to increase the Company's capital. However, the capital revenue reserve shall not be used to cover losses of the Company."

(20) Article 188 be replaced by:

"188 Where a resolution of the general meeting of the Company resolves to convert any revenue reserve into share capital, the Company shall issue new shares to the existing shareholders in proportion to their respective shareholdings. When capitalizing the statutory revenue reserve, the balance of such revenue reserve shall not be less than 25 percent of the registered capital before the conversion."

(21) As required by the Company Law and Regulations on the Administration of Company Registration, the Articles of Association has to state the shareholding status of shareholders holding promoter shares. As a result, an appendix shall be added to the Articles of Association which contains the shareholding status of shareholders holding the Company's promoter shares.

Ping An Insurance (Group) Company of China, Ltd.
Shareholdings of shareholders holding promoter shares

No.	Name of Shareholder	Number of shares held	Number of promoter shares included
1	Shenzhen Investment Holdings Co., Ltd.	543,181,445	543,181,445
2	Shenzhen New Horse Investment Development Co., Ltd.	389,592,366	276,495,472
3	Yuan Trust Investment Company Ltd.	380,000,000	269,690,812
4	Capital China Group Company Limited	332,526,844	200,907,380
5	Shenzhen Shum Yip Investment Development Company Ltd.	301,585,684	242,784,220
6	Guangzhou Hengde Trade Development Co., Ltd.	200,000,000	141,922,896
7	Shenzhen Liye Group Co., Ltd.	176,000,000	176,000,000
8	Guangdong Xince Technology Development Co., Ltd.	132,916,884	94,338,002
9	Shanghai Huihua Industrial Co., Ltd.	113,800,000	63,020,350
10	Shenzhen Dengfeng Investment Group Company, Limited	81,880,000	70,355,160
11	Tianjin Century Peace Real Estate Co., Ltd.	39,960,000	39,960,000
12	Overseas listed H shares changed from promoter shares	–	72,955,249
	Total	2,691,443,223	2,191,610,986

AUTHORIZING THE LEGAL REPRESENTATIVE TO AMEND THE PROVISIONS AS REGARDS HOLDINGS OF PROMOTER SHARES IN THE APPENDIX TO THE ARTICLES OF ASSOCIATION

According to the latest amendments to the Company Law and the Regulation on the Administration of Companies Registration, a company's articles of association must specify the holdings of its promoter shares. Since the holdings of our Promoter Shares changes from time to time whereas Shareholders' general meetings and Board meetings require certain number of days' notice to be given and are held only at such intervals, the holdings of the Promoter Shares as set out in the appendix to the Articles of Association cannot be promptly amended to reflect such changes.

A special resolution will be proposed at the 2006 Annual General Meeting that the Legal Representative shall be authorized to amend the appendix to the Articles of Association from time to time so as to enable the Company to promptly undertake the necessary changes in business registration particulars procedures.

2006 ANNUAL GENERAL MEETING

A notice convening the 2006 Annual General Meeting to be held at 10:00 a.m. on Thursday, May 25, 2006 at 6th Floor, Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC, is set out on pages 29 to 40 of this circular.

In order to determine the list of Shareholders who are entitled to attend the 2006 Annual General Meeting and to receive the 2006 special interim dividend, the Company's registers of members will be closed from Tuesday, April 25, 2006 to Thursday, May 25, 2006, both days inclusive, during which period no transfer of Shares will be effected. Holders of H Shares and Domestic Shares whose names appear on the Company's registers of members on Thursday, May 25, 2006 are entitled to attend the meeting. In order to qualify for the 2006 special interim dividend and to attend and vote at the 2006 Annual General Meeting, holders of H Shares whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, at or before 4:00 p.m. on Monday, April 24, 2006. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The 2006 special interim dividend is expected to be paid on or before June 2, 2006 to the Shareholders whose names appear on the registers of members of the Company on Thursday, May 25, 2006.

A form of proxy for use at the 2006 Annual General Meeting is enclosed and is also published on the website of the Stock Exchange (www.hkex.com.hk). Whether or not you intend to attend the 2006 Annual General Meeting, you are requested to complete and return (i) the enclosed reply slip in accordance with the instructions printed thereon not later than Friday, May 5, 2006 and (ii) the enclosed form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the 2006 Annual General Meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending the 2006 Annual General Meeting and voting in person if you so wish.

PROCEDURE FOR DEMANDING A POLL AT THE 2006 ANNUAL GENERAL MEETING

According to the Articles of Association, a resolution will be determined on a show of hands unless before or after any vote on a show of hands, a poll is demanded. A poll may be demanded by (i) the chairman of the meeting; or (ii) at least two Shareholders entitled to vote, present in person or by proxy; or (iii) by one or more Shareholders present in person or by proxy representing more than 10% of all Shares carrying the voting rights at the meeting.

RECOMMENDATION

The Directors believe that ordinary resolutions to (i) appoint and re-appoint Directors; (ii) appoint and re-appoint Supervisors (other than Supervisors representing the employees of the Company); (iii) approve the emolument plan for the 7th Board of Directors; (iv) approve the emolument plan for the 5th Supervisory Committee; and special resolutions to (v) approve the grant of the General Mandate to the Board to enable them to allot, issue and otherwise deal with additional Domestic Shares and H Shares of the Company up to the limit of 20% of each of the aggregate nominal values of the Domestic Shares and H Shares of the Company respectively in issue on the date of passing such resolution; (vi) approve certain amendments to the Articles of Association; and (vii) authorize the Legal Representative to amend the appendix to the Articles of Association as regards holdings of Promoter Shares are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all the Shareholders should vote in favour of the relevant resolutions to be proposed at the 2006 Annual General Meeting as set out in the notice of the Annual General Meeting.

Yours faithfully,
For and on behalf of the Board of Directors
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
Ma Mingzhe
Chairman and Chief Executive Officer

The following are the particulars of the Directors and Supervisors proposed to be appointed and re-appointed at the 2006 Annual General Meeting:

EXECUTIVE DIRECTORS

MA Mingzhe, 50, has been the Chairman of the Board of Directors and Chief Executive Officer of our Company since April 1994 and April 2001, respectively. Mr. Ma has also been serving as a member of the nomination committee of the Board since February 5, 2004. He is a member of the National Committee of the Chinese People's Political Consultative Conference. Since the establishment of Ping An Insurance Company in March 1988, he has held various positions, including President, Director and Chairman of the Board. Prior to that, Mr. Ma was the Deputy Manager of China Merchants Shekou Industrial Zone Social Insurance Company. Mr. Ma has a Doctorate degree in Money and Banking from Zhongnan University of Economics and Law.

The Company proposes to re-appoint Mr. Ma as an executive Director to hold office for a term of three years. It is proposed that Mr. Ma shall be entitled to a Director's remuneration comprising three elements, namely an annual fee, an annual award and a long term incentive plan. The proposed annual fee shall continue to be an amount not exceeding 5 times the average salary of the top 10 department managers as previously approved by Shareholders in general meeting; the annual award shall be the lower of (0.48% X (the Company's profits after tax – Shareholders' interests X 5.25%)) or (0.30% X the Company's profits after tax); and the long term incentive plan element shall be determined according to the Resolution as regarding Long Term Incentive Plan for the Company's Senior Management as approved by Shareholders at the Company's 2004 extraordinary general meeting. It is also proposed that following approval by Shareholders at the 2006 Annual General Meeting of the above proposed remuneration package, the remuneration committee shall be authorized to confirm the exact annual remuneration receivable by Mr. Ma. The proposed remuneration package shall be effective January 1, 2006 until the end of the term of the 7th Board of Directors, and is recommended to be adopted thereafter. Mr. Ma does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Ma involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

SUN Jianyi, 53, has been the Executive Vice President and Vice Chief Executive Officer of our Company since October 1994 and February 2003, respectively. Mr. Sun has also been serving as a member of the nomination committee of the Board since February 5, 2004. Mr. Sun was appointed as a Director in March 1995. Since joining our Company in July 1990, he has been the General Manager of the Management Department, Vice-president and Executive Vice-president. Prior to joining our Company, Mr. Sun was the Head of the Wuhan Branch of the People's Bank of China and the Deputy General Manager of the Wuhan Branch Office of the People's Insurance Company of China and the General Manager of Wuhan Securities Company. He has a Diploma in Finance from Zhongnan University of Economics and Law.

The Company proposes to re-appoint Mr. Sun as an executive Director to hold office for a term of three years. Mr. Sun will not receive a Director's fee but will receive salary as Executive Vice President and Vice Chief Executive Officer of the Company which exact amount is determined by the remuneration committee as recommended by the Chairman and Chief Executive Officer of the Company, with reference to market conditions, his position and duties, scale of remuneration and performance in his discharging of duties. Mr. Sun does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Sun involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

CHEUNG Chi Yan Louis, 42, Chief Operating Officer and Chief Financial Officer of our Company since October 2003 and February 2003, respectively. Since joining our Company in February 2000, Mr. Cheung has been Senior Advisor to the Chairman, Chief Information Officer, Vice-President and Chief Financial Officer. From 1993 to 2000, Mr. Cheung was a management consultant and later became a global partner of McKinsey & Company, advising mainly financial services clients throughout Asia. Mr. Cheung has a Ph.D. degree in Business Information Systems from the University of Cambridge.

The Company proposes to appoint Mr. Cheung as an executive Director to hold office for a term of three years. Mr. Cheung will not receive a Director's fee but will receive salary as Chief Operating Officer and Chief Financial Officer of the Company which exact amount is determined by the remuneration committee as recommended by the Chairman and Chief Executive Officer of the Company, with reference to market conditions, his position and duties, scale of remuneration and performance in his discharging of duties. Mr. Cheung does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, save for his interests in 248,000 H Shares of the Company, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Cheung involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

NON-EXECUTIVE DIRECTORS

HUANG Jianping, 46, has been a Non-executive Director of the Company since May 2002. He is also Deputy Director of the planning and finance department of Shenzhen Investment Holdings Company Limited. Mr. Huang has a Diploma in Finance from Shenzhen University.

The Company proposes to re-appoint Mr. Huang as a non-executive Director to hold office for a term of three years. Mr. Huang will not receive a Director's fee. Mr. Huang does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Huang involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to brought to the attention of the Shareholders of the Company.

LIN Yu Fen, 35, has been a Non-executive Director of the Company since October 2002. He is also an executive director of Capital China Group Company Limited. He graduated from City University of Hong Kong with an Honor degree in Finance. Mr. Lin is also a fellow member of the Association of Chartered Certified Accountants.

The Company proposes to re-appoint Mr. Lin as a non-executive Director to hold office for a term of three years. Mr. Lin will not receive a Director's fee. Mr. Lin does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Lin involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to brought to the attention of the Shareholders of the Company.

CHEUNG Lee Wah, 59, has been a Non-executive Director of the Company since October 2002. Mr. Cheung has also been serving as a member of the remuneration committee of the Board since September 2, 2003. He has served as the General Manager of Wuhan Huachuang Enterprise Management Consulting Company Limited since 2001. Mr. Cheung was previously a Manager of Hilichamp Company Limited. He has a Bachelor's degree from McMaster University in Canada.

The Company proposes to re-appoint Mr. Cheung as a non-executive Director to hold office for a term of three years. Mr. Cheung will not receive a Director's fee. Mr. Cheung does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Cheung involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Anthony Philip HOPE, 59, has been a Non-executive Director of the Company since November 2002. Mr. HOPE has also been serving as a member of the audit committee of the Board and Vice-Chairman of the Board since November 4, 2005 and August 25, 2005 respectively. Mr. HOPE was appointed Chairman of HSBC Insurance Holdings Limited in 1987 and Group General Manager of Insurance of HSBC Holdings plc in 1996.

The Company proposes to re-appoint Mr. HOPE as a non-executive Director to hold office for a term of three years. Mr. HOPE will not receive a Director's fee. Save as above, Mr. HOPE does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. HOPE involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

DOU Wenwei, 40, has been a Non-Executive Director of the Company since May 2003. Mr. Dou is also a director of Shenzhen Jiangnan Industrial Development Co., Ltd. Mr. Dou has been the assistant general manager of the legal and compliance department of our Company since 2004. He has a Master's degree in PRC Civil Law from Jilin University.

The Company proposes to re-appoint Mr. Dou as a non-executive Director to hold office for a term of three years. Mr. Dou will not receive a Director's fee. Mr. Dou does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Dou involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

FAN Gang, 51, has been a Non-Executive Director of the Company since May 2003. Mr. Fan is also a director of Shenzhen Jiangnan Industrial Development Co., Ltd. Mr. Fan has been the General Manager of the Chairman's Office of our Company since 2002. Mr. Fan joined our Company in 1988 and served as the General Manager of the Shenzhen Branch (Property & Casualty) of our Company from 1998 to 2000. Mr. Fan was previously the Deputy Director of the Insurance Management Committee of our Company. Mr. Fan has a Diploma in History from Hubei University.

The Company proposes to re-appoint Mr. Fan as a non-executive Director to hold office for a term of three years. Mr. Fan will not receive a Director's fee. Mr. Fan does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Fan involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

LIN Lijun, 43, has been a Non-executive Director of the Company since May 2003. Ms. Lin has served as the Chairman of the board of directors of Shenzhen New Horse Investment Development Co., Ltd. since 2000. Ms. Lin previously served as the Deputy General Manager of the Human Resources Department at the property & casualty insurance business of our Company from 1997 to 2000. She has a Bachelor's degree in Chinese Language and Literature from South China Normal University.

The Company proposes to re-appoint Ms. Lin as a non-executive Director to hold office for a term of three years. Ms. Lin will not receive a Director's fee. Ms. Lin does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, she does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Ms. Lin involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

SHI Yuxin, 51, has been a Non-executive Director of the Company since October 2003. Mr. Shi has served as the Managing Director of Wuhan Wuxin Industrial Company Limited since December 1992. Mr. Shi is also the director of the board of directors of Wuhan Dapeng Industrial Company Limited. Mr. Shi has a LLM degree from Wuhan University.

The Company proposes to re-appoint Mr. Shi as a non-executive Director to hold office for a term of three years. Mr. Shi will not receive a Director's fee. Mr. Shi does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Shi involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

HU Aimin, 57, has been a Non-Executive Director of the Company since March 2004. Mr. Hu has served as the Chairman of the board of directors of Shum Yip Holdings Company Limited and Shenzhen Investment Limited since April 2003 and June 2003, respectively. Mr. Hu has also served as the Chairman of the board of directors of Shenzhen Shum Yip Investment Development Company Limited since November 2003. Mr. Hu previously served as the Secretariat to the People's Government of Shenzhen and the director of the general office of the People's Government of Shenzhen concurrently. Mr. Hu has a Master's degree in Management from Hunan University.

The Company proposes to re-appoint Mr. Hu as a non-executive Director to hold office for a term of three years. Mr. Hu will not receive a Director's fee. Mr. Hu does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Hu involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

CHEN Hongbo, 54, has been a Non-executive Director of the Company since June 23, 2005. Mr. Chen has also been serving as Vice-Chairman of the Board since August 25, 2005. Mr. Chen has been the Chairman and the Secretary of the Party Committee of Shenzhen Investment Holdings Company, Ltd. since September 2004 and was the Deputy Director of State-owned Assets Supervision and Administration Commission of Shenzhen Municipality from April 2004 to September 2004 and the Assistant Director and the Deputy General Director of Economic Restructuring Office of Shenzhen Municipality from December 1992 to April 2004. Mr. Chen graduated from Zhongnan University of Economics and Law with a Master degree in economics.

The Company proposes to re-appoint Mr. Chen as a non-executive Director to hold office for a term of three years. Mr. Chen will not receive a Director's fee. Mr. Chen does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Chen involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

WONG Tung Shun Peter, 55, joined HSBC in April 2005, is currently the Group General Manager and an executive director of The Hongkong and Shanghai Banking Corporation Limited, being responsible for Hong Kong and Mainland China business. Mr. Wong is currently a director of Hang Seng Bank Limited, Chairman of HSBC Insurance (Asia-Pacific) Holdings Limited and a director of Bank of Communications Limited, Ping An Bank Limited and Hong Kong Interbank Clearing Limited. Mr. Wong's banking career started in 1980 when he joined Citibank as Assistant Financial Controller, and was later made director of Business Development, deputy managing director and director of Banking before becoming director of Sales, Services and Distribution Channels for Citibank's North Asian operations in 1996. He was appointed Head of Consumer Banking in Standard Chartered Bank in 1997 for its Hong Kong and China operations and later became Chief Executive Officer for its Hong Kong operations in 2000 and director for Greater China operations in 2002. Mr. Wong was educated at Indiana University in the USA and holds a Bachelor's degree in computer science, a MBA in marketing and finance and a MSc in computer science.

The Company proposes to appoint Mr. Wong as a non-executive Director to hold office for a term of three years. Mr. Wong will not receive a Director's fee. Save as above, Mr. Wong does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Wong involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to brought to the attention of the Shareholders of the Company.

NG Sing Yip, 55, has been the Head of Legal and Compliance of The Hongkong and Shanghai Banking Corporation Limited since January 1998. Mr. Ng has a Bachelor's and Master's Degree in Law from the University London and is admitted to the Supreme Courts of England, Hong Kong and Victoria, Australia. He previously worked as a Crown Counsel in the Attorney General's Chambers before going into private practice. He joined The Hongkong and Shanghai Banking Corporation Limited in June 1987 as Assistant Group Legal Adviser and was later appointed Deputy Head of Legal and Compliance in February 1993. Mr. Ng also has a Bachelor of Laws Degree from the Beijing University.

The Company proposes to appoint Mr. Ng as a non-executive Director to hold office for a term of three years. Mr. Ng will not receive a Director's fee. Save as above, Mr. Ng does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Ng involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

INDEPENDENT NON-EXECUTIVE DIRECTORS

BAO Youde, 74, has been an Independent Non-executive Director of the Company since September 1995. Mr. Bao has also been serving as a member of the audit committee since October 14, 2002 and the remuneration committee of the Board since October 26, 2003 and the chairman of the nomination committee of the Board since February 5, 2004. Prior to retiring in 1999, he was a Deputy Chairman of the board of directors and the General Manager of Shanghai International Trust Investment Company. In 1987, Mr. Bao was selected to serve as a representative in the Chinese Communist Party's 13th Congress. In both 1988 and 1993, he was selected to serve as a representative in the Shanghai People's Congress. He graduated from Shanghai University of Finance and Economics with a Diploma in Accounting.

The Company proposes to re-appoint Mr. Bao as an independent non-executive Director to hold office for a term of three years. It is proposed that Mr. Bao shall be entitled to a Director's fee of RMB150,000 per annum. Mr. Bao's proposed remuneration was determined by the Board with reference to the prevailing market situation, his duties and responsibilities with the Company. Mr. Bao does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Bao involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

KWONG Che Keung Gordon, 56, has been an Independent Non-executive Director of the Company since May 2003. Mr. Kwong has also been serving as a member of the remuneration committee of the Board since September 2, 2003 and the chairman of the audit committee of the Board since October 26, 2003. Mr. Kwong is also independent non-executive director of a number of companies listed on the Stock Exchange, namely Cosco International Holdings Limited, Tianjin Development Holdings Limited, Beijing Capital International Airport Company Limited, Frasers Property (China) Limited, NWS Holdings Limited, China Oilfield Services Limited, Concepta Investments Limited, China Chengtong Development Group Limited, Global Digital Creations Holdings Limited, Quam Limited, Tom Online Inc., China Power International Development Limited, New World Mobile Holdings Limited, Henderson Land Development Company Limited, Henderson Investment Limited and Agile Property Holdings Limited. From 1984 to 1998, Mr. Kwong was a partner of Pricewaterhouse and was a council member of the Stock Exchange from 1992 to 1997. He has a Bachelor of Social Science degree from the University of Hong Kong and is a fellow member of the Institute of Chartered Accountants in England and Wales. Mr. Kwong previously served as a non-executive director of Cosco Pacific Limited until his resignation in January 2006 and was an independent non-executive director of Henderson China Holdings Limited which was privatised in July 2005.

The Company proposes to re-appoint Mr. Kwong as an independent non-executive Director to hold office for a term of three years. It is proposed that Mr. Kwong shall be entitled to a Director's fee of RMB300,000 per annum. Mr. Kwong's proposed remuneration was determined by the Board with reference to the prevailing market situation, his duties and responsibilities with the Company. Mr. Kwong does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Kwong involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

CHEUNG Wing Yui, 56, has been an Independent Non-executive Director of the Company since May 2003. Mr. Cheung has also been serving as a member of the audit committee since November 4, 2005 and the nomination committee of the Board since February 5, 2004 and the chairman of the remuneration committee of the Board since October 26, 2003. Mr. Cheung is also an independent director or non-executive director of a number of companies listed on the Stock Exchange, namely SmarTone Telecommunications Holdings Limited, SUNeVision Holdings Limited, Tai Fook Securities Group Limited, Tianjin Development Holdings Limited, Shanghai Real Estate Limited, Tai Sang Land Development Limited, Hop Hing Holdings Limited, Ching Hing (Holdings) Limited and Agile Property Holdings Limited. Mr. Cheung is also a practicing lawyer and a partner of Woo, Kwan, Lee & Lo. In addition, he was the Vice Chairman of the Mainland Legal Affairs Committee of the Law Society of Hong Kong until he retired on December 31, 2005 and Council Member of the Open University of

Hong Kong for a period of 8 years until 2005 and a member of the Board of Review (Inland Revenue Ordinance). Mr. Cheung has a Bachelor's degree in Commerce major in Accounting from New South Wales University in Australia. Mr. Cheung is also a member of Australian Society of CPAs.

The Company proposes to re-appoint Mr. Cheung as an independent non-executive Director to hold office for a term of three years. It is proposed that Mr. Cheung shall be entitled to a Director's fee of RMB300,000 per annum. Mr. Cheung's proposed remuneration was determined by the Board with reference to the prevailing market situation, his duties and responsibilities with the Company. Mr. Cheung does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Cheung involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

CHOW Wing Kin Anthony, 55, has been an Independent Non-executive Director of the Company since June 23, 2005. Mr. Chow has also been serving as a member of the audit committee of the Board since November 4, 2005 and a member of the nomination committee of the Board since August 20, 2005. Mr. Chow has been practicing as a solicitor in Hong Kong for the past 26 years and is a partner of the law firm, Peter C. Wong, Chow & Chow. He is also a China-appointed attesting officer. He has been serving as an independent non-executive director of Fountain Set (Holdings) Limited since June 2004 and a non-executive director of Kingmaker Footwear Holdings Limited since May 1994. Mr. Chow is the Vice Chairman of Estate Agents Authority, a member of the Law Reform Commission of Hong Kong, the Hong Kong Housing Authority and a Council Member of The Hong Kong Institute of Education. He is also a member of National Committee of the Chinese People's Political Consultative Conference and a member of the board of Steward of the Hong Kong Jockey Club.

The Company proposes to re-appoint Mr. Chow as an independent non-executive Director to hold office for a term of three years. It is proposed that Mr. Chow shall be entitled to a Director's fee of RMB300,000 per annum. Mr. Chow's proposed remuneration was determined by the Board with reference to the prevailing market situation, his duties and responsibilities with the Company. Mr. Chow does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Chow involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

SUPERVISORS (OTHER THAN SUPERVISORS REPRESENTING EMPLOYEES OF THE COMPANY)

XIAO Shaolian, 72, has been an Independent Supervisor of our Company and the Chairman of our Supervisory Committee since August 1994 and May 2003, respectively. Mr. Xiao previously served as the Deputy Governor of the Shenzhen Branch of the People's Bank of China and Deputy Director of Shenzhen Foreign Exchange Administration Bureau concurrently.

The Company proposes to re-appoint Mr. Xiao as an Independent Supervisor to hold office for a term of three years. It is proposed that Mr. Xiao shall be entitled to a Supervisor's fee of RMB250,000 per annum. Mr. Xiao's proposed remuneration was determined by the Supervisory Committee with reference to the prevailing market situation, his duties and responsibilities with the Company. Mr. Xiao does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Xiao involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

SUN Fuxin, 67, has been an Independent Supervisor of our Company since May 2003. Mr. Sun is currently the Chairman of the board of directors of Tian Yi Investment Guarantee Company and a Deputy Director of Dalian Credit Ranking Commission. Prior to his retirement in April 2003, Mr. Sun served as a Deputy Governor of the Dalian Branch of Industrial and Commercial Bank of China Limited and a Deputy Secretariat of People's Government of Dalian in charge of budget, finance, real estate and tax. Mr. Sun also previously served as the director of the Management Committee of Bank of Communication's Dalian Branch, the Securities Regulatory Office of Dalian, the general office of financial management of Dalian, Head of Dalian Real Estate Development Administration Office and the Resource Allocation of Underdeveloped Areas of Dalian and the Chairman of the board of directors of Dalian Commercial Bank.

The Company proposes to re-appoint Mr. Sun as an Independent Supervisor to hold office for a term of three years. It is proposed that Mr. Sun shall be entitled to a Supervisor's fee of RMB60,000 per annum. Mr. Sun's proposed remuneration was determined by the Supervisory Committee with reference to the prevailing market situation, his duties and responsibilities with the Company. Mr. Sun does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Sun involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

DONG Likun, 63, graduated from the School of Law at the Beijing University. Mr. Dong was previously the Head of the International Law Centre of The Shanghai Academy of Social Sciences, Dean of the School of Law of the Shenzhen University, a representative of the Shanghai People's Congress and Member of the Guangdong Political Committee. Mr. Dong is currently serving as the Head the Graduate School of Hong Kong Law of the Shenzhen University, senior researcher of the Hong Kong-Macau Research Centre of Development Research Centre of the State Council of the People's Republic of China, General Secretariat of the Chinese International Law Society, Deputy President of the Chinese International Private Law Society, Chief Secretariat of the Hong Kong-Macau Research Centre of the Guangdong Law Society and arbitrator at the China International Economic and Trade Arbitration Commission.

The Company proposes to appoint Mr. Dong as an Independent Supervisor to hold office for a term of three years. It is proposed that Mr. Dong shall be entitled to a Supervisor's fee of RMB60,000 per annum. Mr. Dong's proposed remuneration was determined by the Supervisory Committee with reference to the prevailing market situation, his duties and responsibilities with the Company. Mr. Dong does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Dong involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

DUAN Weihong, 37, has been a Supervisor of our Company since May 2003. Ms. Duan is also the Chairperson of the board of Shenzhen Deng Feng Investment Group Company, Limited. She has an EMBA degree from School of Economics & Management, Tsinghua University.

The Company proposes to re-appoint Ms. Duan as a Supervisor representing the Shareholders to hold office for a term of three years. Ms. Duan will not receive a Supervisor's fee. Ms. Duan does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, she does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Ms. Duan involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

LIN Li, 43, is currently the Chairman of Shenzhen Liye Group Company Limited. Mr. Lin previously served in Bank of China Shenzhen Branch. Mr. Lin is a graduate of the School of Finance and Accounting of the Hubei Technical Academy.

The Company proposes to appoint Mr. Lin as a Supervisor representing the Shareholders to hold office for a term of three years. Mr. Lin will not receive a Supervisor's fee. Mr. Lin does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, save for his interests in 176,000,000 Domestic Shares of the Company held via Shenzhen Liye Group Company Limited, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Lin involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

CHE Feng, 37, graduated from the Graduate School of The Chinese Academy of Social Sciences. Mr. Che was previously the Deputy Manager of Hainan Haiboh Enterprises Company Limited, Chairman of Hainan Hengye Real Property Development Company Limited and Chairman of Shanghai Tianjian Real Property Development Company Limited. Mr. Che is currently the Chairman and Chief Executive Officer of Hong Kong Yaohe Technology Group Limited.

The Company proposes to appoint Mr. Che as a Supervisor representing the Shareholders to hold office for a term of three years. Mr. Che will not receive a Supervisor's fee. Mr. Che does not have any relationship with the other Directors, Supervisors, senior management or substantial or controlling Shareholders of the Company. As at the Latest Practicable Date, he does not have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

There is no information which is discloseable nor is/was Mr. Che involved in any of the matters required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

NOTICE IS HEREBY GIVEN that the annual general meeting of Ping An Insurance (Group) Company of China, Ltd. ("the Company") will be held at 10:00 a.m. on Thursday, May 25, 2006 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

AS ORDINARY RESOLUTIONS

1. To consider and approve the report of the board of directors of the Company (the "Board of Directors") for the year ended December 31, 2005.

2. To consider and approve the report of the Supervisory Committee of the Company for the year ended December 31, 2005.

3. To consider and approve the report of the auditors and audited financial statements of the Company for the year ended December 31, 2005.

4. To consider and approve the profit distribution plan for the year ended December 31, 2005 and the recommendation for 2006 special interim dividend.

5. To consider and approve the re-appointment of Ernst & Young Hua Ming as the PRC auditors and Ernst & Young as the international auditors of the Company to hold office until the conclusion of the next annual general meeting and to authorize the Board of Directors to fix their remuneration.

6. To consider and approve the re-appointment of Mr. Ma Mingzhe as an Executive Director of the Company to hold office for a term of three years with immediate effect.

7. To consider and approve the re-appointment of Mr. Sun Jianyi as an Executive Director of the Company to hold office for a term of three years with immediate effect.

8. To consider and approve the appointment of Mr. Cheung Chi Yan Louis as an Executive Director of the Company to hold office for a term of three years with immediate effect.

9. To consider and approve the re-appointment of Mr. Huang Jianping as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

10. To consider and approve the re-appointment of Mr. Lin Yu Fen as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

11. To consider and approve the re-appointment of Mr. Cheung Lee Wah as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

12. To consider and approve the re-appointment of Mr. Anthony Philip HOPE as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

13. To consider and approve the re-appointment of Mr. Dou Wenwei as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

14. To consider and approve the re-appointment of Mr. Fan Gang as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

15. To consider and approve the re-appointment of Ms. Lin Lijun as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

16. To consider and approve the re-appointment of Mr. Shi Yuxin as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

17. To consider and approve the re-appointment of Mr. Hu Aimin as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

18. To consider and approve the re-appointment of Mr. Chen Hongbo as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

19. To consider and approve the appointment of Mr. Wong Tung Shun Peter as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

20. To consider and approve the appointment of Mr. Ng Sing Yip as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.

21. To consider and approve the re-appointment of Mr. Bao Youde as an Independent Non-executive Director of the Company to hold office for a term of three years with immediate effect.

22. To consider and approve the re-appointment of Mr. Kwong Che Keung Gordon as an Independent Non-executive Director of the Company to hold office for a term of three years with immediate effect.

23. To consider and approve the re-appointment of Mr. Cheung Wing Yui as an Independent Non-executive Director of the Company to hold office for a term of three years with immediate effect.

24. To consider and approve the re-appointment of Mr. Chow Wing Kin Anthony as an Independent Non-executive Director of the Company to hold office for a term of three years with immediate effect.

25. To consider and approve the re-appointment of Mr. Xiao Shaolian as an independent supervisor of the Company to hold office for a term of three years with immediate effect.

26. To consider and approve the re-appointment of Mr. Sun Fuxin as an independent supervisor of the Company to hold office for a term of three years with immediate effect.

27. To consider and approve the appointment of Mr. Dong Likun as an independent supervisor of the Company to hold office for a term of three years with immediate effect.

28. To consider and approve the re-appointment of Ms. Duan Weihong as a supervisor of the Company representing the shareholders of the Company to hold office for a term of three years with immediate effect.

29. To consider and approve the appointment of Mr. Lin Li as a supervisor of the Company representing the shareholders of the Company to hold office for a term of three years with immediate effect.

30. To consider and approve the appointment of Mr. Che Feng as a supervisor of the Company representing the shareholders of the Company to hold office for a term of three years with immediate effect.

31. To consider and approve the emolument plan for the 7th Board of Directors of the Company.

32. To consider and approve the emolument plan for the 5th Supervisory Committee of the Company.

AS SPECIAL RESOLUTIONS

33. To give a general mandate to the Board of Directors to issue, allot and deal with additional domestic shares not exceeding 20% of the domestic shares of the Company in issue and additional H shares not exceeding 20% of the H shares of the Company in issue and authorize the Board of Directors to make corresponding amendments to the Articles of Association as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares:

"**THAT**

(A) (a) subject to paragraph (c) and in accordance with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Articles of Association of the Company and the applicable laws and regulations of the People's Republic of China, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with, either separately or concurrently, additional domestic shares and H shares of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Board of Directors during the Relevant Period to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period;

(c) each of the aggregate nominal amounts of domestic shares and H shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval granted in paragraph (a) shall not exceed 20% of each of the aggregate nominal amounts of domestic shares and H shares of the Company in issue at the date of passing this resolution, otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of: (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or other applicable laws to be held; or (iii) the revocation or variation of the authority given under this resolution by a special resolution of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

(B) The Board of Directors be authorized to make corresponding amendments to the Articles of Association of the Company as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares as provided in sub-paragraph (a) of paragraph (A) of this resolution."

34. To consider and approve the amendments to the Articles of Association of the Company:

"That the existing Articles of Association of the Company be amended as follows:

(1) Article 7 be replaced by:

"7 The Company has independent legal person properties and enjoys legal person property rights. The Company shall be liable for its debts to the extent of all its assets. The shareholders shall be liable towards the Company to the extent of subscription of their respective shareholdings."

(2) Article 12 be replaced by:

"12 The Company can invest in other limited companies and companies limited by shares, and bear the responsibility within such investment volume."

(3) Article 19 be amended as follows with the proposed amendments underlined for reference:

"19 Following approval by the approving department authorized by the State Council, the total amount of issued ordinary shares of the Company is 6,195,053,334. The number of shares issued to the promoters at the time of reorganization of the Company into a joint-stock company on January 16, 1997 is 2,191,610,986, representing 35.38% of the total number of ordinary shares issued by the Company. On June 24, 2004 during the Company's first overseas offer of H shares and listing, as a result of the disposal of state owned shares, 72,955,249 shares of the promoters shares were converted to H Shares. Details of the Company's promoter shares are listed out in the appendix.

If as a result of any shareholder holding promoter shares transferring such shares in accordance with the Company Law and other relevant state laws and regulation and provisions under the Articles of Association, the Company needs to make corresponding changes to the record of shareholders stated in the appendix of the Articles of Association and the register of shareholders, the amendments to the appendix of the Articles of Association shall be approved by legal representative of the Company as authorized by the shareholders in the general meeting, without any voting therein."

(4) The second paragraph of Article 49 be amended as follows with the proposed amendments underlined for reference:

"Applications for the replacement of share certificates from holders of domestic shares who have lost their certificates shall be dealt with in accordance with Article 144 of the Company Law."

(5) Article 61 (3) and (13) be amended as follows with the proposed amendments underlined for reference:

"61 The general meeting shall exercise the following functions and powers:

(3) Elect and replace the supervisors other than those representing employees of the Company and decide on matters concerning the remuneration thereof;

(13) Consider proposals raised by shareholders representing 3 percent or more of the Company's voting shares;"

(6) Article 65 be amended as follows with the proposed amendments underlined for reference:

"65 When the Company is to hold a general meeting, shareholders holding 3 percent or more of the total number of the Company's voting shares shall be entitled to propose new proposals in writing to the Company. Proposal matters raised in the proposals which are within the scope of the duties of the general meeting shall be listed in the meeting agenda."

(7) Article 88 be amended as follows with the proposed amendments underlined for reference:

"88 The following matters shall be resolved by way of an ordinary resolution of the general meeting:

(1) Work reports of the board of directors and the supervisory committee;

(2) Plans for the distribution of profits and making up of losses drafted by the board of directors;

(3) Appointment and removal of members of the board of directors and the supervisory committee and their remuneration and mode of payment;

(4) The Company's annual budget, final accounts, annual reports, balance sheet, profit statement and other financial statements;

(5) Provision of guarantees to shareholders or effective controller of the Company;

(6) Matters other than those that law, administrative regulations or the Company's Articles of Association require to be passed by way of a special resolution."

(8) Article 91 be replaced by:

"91 In the event that the supervisory committee or shareholders request to convene an extraordinary shareholders' meeting or a class shareholders' meeting, the following procedures shall be followed:

(1) The supervisory committee or shareholder(s), alone or jointly, holding 10 percent or more of the shares carrying voting rights at the meeting to be convened may, by signing one or more counterpart written requisition(s) stating the object of the meeting, require the board of directors to convene an extraordinary general meeting or a class shareholders' meeting. The board of directors shall as soon as possible after receipt of such written requisition(s) proceed to so convene the extraordinary general meeting or class shareholders' meeting, as the case may be. The shareholdings referred to above shall be calculated as at the date of the delivery of the written requisition(s).

(2) Where the board of directors fails to issue convene notice of meeting within thirty (30) days upon receipt of the above written request, the supervisory committee shall convene and host the meeting. Where the supervisory committee fails to issue convene notice of meeting within thirty (30) days thereafter, shareholders individually or collectively holding ten percent or more shares carrying voting rights on such proposed meeting for over ninety (90) consecutive days may convene meeting on their own accord within four (4) months upon the board of directors having received such request. The convening procedures shall as much as possible be equivalent to which the board of directors convenes the general meeting.

All reasonable expenses incurred by the supervisory committee or the shareholder(s) who tendered the requisition in convening and holding the meeting as a result of the failure of the board of directors to duly convene the meeting shall be borne by the Company, and shall be set off against any sums owed to the directors and the supervisors in default by the Company."

(9) Article 95 be replaced by:

"95 The general meeting shall be convened by the board of directors, and presided over by the chairman of the board. Where the chairman fails to attend the meeting by any reasons, the meeting shall be presided over by the vice-chairman designated by the chairman. Where the vice-chairman fails to attend the meeting, the meeting shall be presided over by a director who jointly elected by over half of the number of the directors.

Where the board of directors is unable or fails to perform its duties of convening the general meeting, the meeting shall be convened by the supervisory committee, and presided over by the chairman of supervisory committee. Where the chairman of supervisory committee fails to attend the meeting, the meeting shall be presided over by a supervisor who jointly elected by over half of the number of the supervisors.

Where the supervisory committee fails to convene and preside over the general meeting, the meeting shall be convened by shareholders who individually or jointly representing ten (10) percent or more of the Company's voting rights for over ninety (90) days. The meeting shall be presided over by a person elected by shareholders presenting the meeting.

Where the chairman of the general meeting is unable to be elected through above means, the meeting shall be presided over by shareholder (including shareholder's proxy) who representing the largest majority of voting rights.

Extraordinary general meeting may be conducted by voting via communications."

(10) Article 111 be amended as follows with the proposed amendments underlined for reference:

"111 The Company shall establish a board of directors. The board of directors shall be composed of <u>19</u> directors, which shall have one chairman of the board and one or two vice-chairman of the board, not less than two executive directors and not less than three independent non-executive directors."

(11) The fifth paragraph of the Article 112 be deleted in its entirety.

(12) Article 119 be amended as follows with the proposed amendments underlined for reference:

"119 The board of directors shall convene regular board meeting at least four times each year. The meeting shall be convened by the chairman and all the directors and supervisors shall be notified in writing prior to fourteen (14) days of the meeting.

The chairman shall convene and host the extraordinary board meeting within ten (10) days upon having received any proposals under each of the following conditions:

(1) when it is considered by the chairman to be necessary;

(2) when it is jointly proposed by over one-third of directors;

(3) when it is proposed by the supervisory committee;

(4) when it is proposed by the chief-executive-officer;

(5) when it is proposed by shareholders representing ten percent or more (10%) of voting rights."

(13) Article 120 be replaced by:

"120 The board of directors may convene extraordinary board meeting by voting via communications. The fourteen (14) days prior notice requirement need not apply provided that notice of such meeting shall be delivered to the directors and supervisors in a timely and effectively manner.

Where the chairman is unable to perform his duties in those circumstances specified in paragraphs (2), (3), (4) and (5) under paragraph 2 of Article 119, he should designate a vice-chairman to convene the extraordinary board meeting on his behalf. Where the chairman fails to perform his duties for no reasons and fails to designate specific person to perform his duties on his behalf, the meeting shall be convened by the vice-chairman. Where the vice-chairman is unable or fails to perform his duties, a director being jointly elected by over half of the number of the directors shall convene the meeting."

(14) The second paragraph of Article 128 be amended as follows with the proposed amendments underlined for reference:

"Members of the audit committee shall be appointed by the board of directors from the directors of the Company, which composes of three to seven directors."

(15) The third paragraph of Article 133 be amended as follows with the proposed amendments underlined for reference:

"Where the chairman of the supervisory committee fails to perform his duties, a supervisor elected by over half of the number of the supervisors shall perform his duties on his behalf."

(16) Article 134 be amended as follows with the proposed amendments underlined for reference:

"134 The supervisory committee is made up of supervisors representing the shareholders, supervisors representing employees of the Company and independent supervisors. Supervisors representing the shareholders and independent supervisors shall be elected and replaced by shareholders in general meeting; supervisors representing employees of the Company shall be elected and replaced by employees of the Company in democratic ways. Supervisors representing employees of the Company shall not be less than one third of the total number of supervisors. Independent supervisors shall not exceed one third of the total number of supervisors."

(17) Article 136 be amended as follows with the proposed amendments underlined for reference:

"136 Where a supervisor fails to attend meetings of the supervisory committee personally or to entrust other supervisors to attend for two consecutive times, it shall be deemed a failure to perform his duties. The general meeting or the employees' representatives meeting shall replace such supervisors."

(18) Article 186 be replaced by:

"186 Profit after tax shall be distributed in the following sequence:

(1) cover losses in the previous year;

(2) allocate 10% to statutory revenue reserve;

(3) allocate to discretionary revenue reserve;

(4) pay dividends to shareholders.

When the accumulated statutory revenue reserve exceeds 50 percent of the registered capital of the Company, the Company may cease to make such allocation. After making allocation to the statutory revenue reserve, whether to allocate to the discretionary revenue reserve is subject to the resolution at general meetings. No distribution of profits to shareholders shall be made before the loss of the Company has been made up and allocation to the statutory revenue reserve."

(19) Article 187 be replaced by:

"187 The revenue reserve of the Company shall be used to cover the Company's losses, expand its production and operation, or be converted to increase the Company's capital. However, the capital revenue reserve shall not be used to cover losses of the Company."

(20) Article 188 be replaced by:

"188 Where a resolution of the general meeting of the Company resolves to convert any revenue reserve into share capital, the Company shall issue new shares to the existing shareholders in proportion to their respective shareholdings. When capitalizing the statutory revenue reserve, the balance of such revenue reserve shall not be less than 25 percent of the registered capital before the conversion."

(21) As required by the Company Law and Regulations on the Administration of Company Registration, the Articles of Association has to state the shareholding status of shareholders holding promoter shares. As a result, an appendix shall be added to the Articles of Association which contains the shareholding status of shareholders holding the Company's promoter shares."

35. To consider and approve the authorization of the legal representative of the Company to amend the provisions relating to the promoter shares under the Appendix of the Articles of Association of the Company.

By order of the Board of Directors
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
April 7, 2006

As at the date of this notice, the Executive Directors of the Company are Ma Mingzhe and Sun Jianyi, the Non-executive Directors of the Company are Henry CORNELL, Huang Jianping, Liu Haifeng David, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin and Chen Hongbo and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

Notes:

1. According to the Articles of Association of the Company, the resolutions will be determined on a show of hands unless a poll is demanded before or after any vote on a show of hands. A poll may be demanded by (i) the chairman of the meeting; or (ii) at least two shareholders entitled to vote, present in person or by proxy; or (iii) one or more shareholders present in person or by proxy representing more than 10% of all shares carrying the voting rights at the meeting.

2. In order to determine the list of shareholders who are entitled to attend the annual general meeting of the Company and to receive 2006 special interim dividend, the registers of members will be closed from Tuesday, April 25, 2006 to Thursday, May 25, 2006, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company's H shares and domestic shares whose names appear on the registers of members on Thursday, May 25, 2006 are entitled to attend the meeting. In order to qualify for 2006 special interim dividend and to attend and vote at the meeting, holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at or before 4:00 p.m. on Monday, April 24, 2006. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. 2006 special interim dividend is expected to be paid on or before June 2, 2006 to the shareholders whose names appear on the registers of members of the Company on Thursday, May 25, 2006.

3. A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

4. The instrument appointing a proxy must be in writing under the hand of a shareholder or his attorney duly authorized in writing. If the shareholder is a corporation, that instrument must be either under its common seal or under the hand of its director(s) or duly authorized attorney(s). If that instrument is signed by an attorney of the shareholder, the power of attorney authorizing that attorney to sign or other authorization document must be notarized.

5. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the Secretariat of the Board of Directors of the Company for holders of domestic shares and at the H share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

6. Shareholders who intend to attend the meeting in person or by proxy should return the reply slip to the Company's principal place of business in the PRC or Hong Kong on or before Friday, May 5, 2006 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The contact persons are LIU Cheng (劉程) (Tel: (86 755) 8226 2888 ext. 2101) and WANG Xiaoli (王小莉) (Tel: (86 755) 8226 2888 ext. 2828). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

7. The meeting is expected to be concluded within half a day. Shareholders (in person or by proxy) attending the meeting are responsible for their own transportation and accommodation expenses. Shareholders or their proxies attending the meeting shall produce identity documents.

8. A circular containing, inter alia, details of the proposed amendments to the Articles of Association and notice of the annual general meeting will be dispatched to the shareholders on Friday, April 7, 2006. The information of each of Mr. Ma Mingzhe, Mr. Sun Jianyi, Mr. Cheung Chi Yan Louis, Mr. Huang Jianping, Mr. Lin Yu Fen, Mr. Cheung Lee Wah, Mr. Anthony Philip HOPE, Mr. Dou Wenwei, Mr. Fan Gang, Ms. Lin Lijun, Mr. Shi Yuxin, Mr. Hu Aimin, Mr. Chen Hongbo, Mr. Wong Tung Shun Peter, Mr. Ng Sing Yip, Mr. Bao Youde, Mr. Kwong Che Keung Gordon, Mr. Cheung Wing Yui, Mr. Chow Wing Kin Anthony, Mr. Xiao Shaolian, Mr. Sun Fuxin, Mr. Donglikun, Ms. Duan Weihong, Mr. Lin Li and Mr. Che Feng regarding proposed resolutions 6 to 30 is also included in the circular. Concerning the proposed resolution 33, the purpose of seeking approval of such mandate is to give directors flexibility and discretion to issue new shares in the event that it comes desirable for the Company and the directors have no present plan to issue new shares pursuant to such mandate.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有**任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之中國平安保險(集團)股份有限公司股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函(本公司各董事願共同及個別地對此負全責)遵照香港聯合交易所有限公司證券上市規則之規定載有有關本公司之資料。

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

發行股份之一般授權、
委任及重新委任董事及監事、
董事及監事之酬金、
修訂公司章程、
授權法定代表人修訂公司章程附件之發起人股條款
及
股東週年大會通告

2006年股東週年大會謹訂於2006年5月25日(星期四)上午十時正假座中國深圳市八卦三路平安大廈六樓舉行。大會通告載於本通函第29至40頁。

2006年股東週年大會適用之代表委任表格隨附於本通函，並登載於聯交所網站(www.hkex.com.hk)。無論　閣下能否出席2006年股東週年大會，務請(i)按照隨附之回條上印列之指示填妥回條，並於2006年5月5日(星期五)之前交回及(ii)按照隨附之代表委任表格上印列之指示填妥代表委任表格，並於2006年股東週年大會或其任何續會(視情況而定)指定舉行時間二十四小時前交回。填妥及交回代表委任表格後，　閣下仍可親自出席2006年股東週年大會，並於會上投票。

2006年4月7日

頁次

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「2006年股東週年大會」	指	於2006年5月25日(星期四)上午十時正假座中國深圳市八卦三路平安大廈六樓舉行之本公司2006年股東週年大會
「公司章程」	指	本公司不時修訂、修改或增補之公司章程
「董事會」	指	本公司董事會
「本公司」	指	中國平安保險(集團)股份有限公司，於中國正式註冊成立之股份有限公司，其H股於聯交所上市
「《公司法》」	指	《中華人民共和國公司法》
「董事」	指	本公司董事會成員
「內資股」	指	由中國公民及／或中國公司實體以人民幣認購及／或繳足入賬之股份
「一般授權」	指	發行內資股及H股之一般授權，限額為有關決議案獲通過當日已分別發行之內資股及H股各自之總面值最多20%
「本集團」	指	本公司及其附屬公司
「H股」	指	海外上市外資股，於聯交所上市，以港元認購及交易
「香港」	指	中國香港特別行政區
「最後實際可行日期」	指	2006年3月29日，於印刷本通函前確定本通函所載若干資料之最後實際可行日期

「法定代表人」	指	本公司之法定代表人
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國，僅就本通函而言，不包括香港、中國澳門特別行政區及台灣
「發起人股份」	指	本公司1997年1月16日進行股份制規範重新登記時向發起人發行的2,191,610,986股股份
「人民幣」	指	人民幣，中國法定貨幣
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司股本中每股面值人民幣1.00元之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	現時根據公司條例(香港法例第三十二章)定義之本公司附屬公司，無論於香港或其他地方註冊成立
「監事」	指	本公司監事會成員
「監事會」	指	根據《公司法》成立之本公司監事會

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(於中華人民共和國註冊成立之股份有限公司)
(股份代號：2318)

執行董事：
馬明哲
孫建一

非執行董事：
Henry CORNELL
黃建平
劉海峰
林友鋒
張利華
Anthony Philip HOPE
竇文偉
樊剛
林麗君
石聿新
胡愛民
陳洪博

獨立非執行董事：
鮑友德
鄺志強
張永鋭
周永健

註冊地址：
中國
深圳市
八卦三路
平安大廈

香港主要營業地點：
香港
灣仔
告士打道108號
大新金融中心11樓

敬啟者：

發行股份之一般授權、
委任及重新委任董事及監事、
董事及監事之酬金、
修訂公司章程、
授權法定代表人修訂公司章程附件之發起人股條款
及
股東週年大會通告

緒言

於2006年股東週年大會上(其中包括)，將提呈普通決議案以(i)委任及重新委任董事；(ii)委任及重新委任監事(本公司職工代表監事除外)；(iii)通過本公司第七

屆董事會酬金方案；(iv)通過本公司第五屆監事會酬金方案；以及將提呈特別決議案以(v)通過向董事會授出一般授權，以配發、發行及處理本公司額外內資股及H股，限額為該決議案獲通過當日本公司已分別發行之內資股及H股各自之總面值最多20%；(vi)通過公司章程之若干修訂；及(vii)授權法定代表人修訂本公司章程附件之發起人股條款。

本通函之目的為向　閣下提交2006年股東週年大會通告及向　閣下提供所有合理所需之資料，使　閣下可於2006年股東週年大會上就投票贊成或反對提呈決議案作出知情決定。

發行股份之一般授權

為增強經營靈活性及效率，本公司建議向董事會授出一般授權，以發行、配發及處理本公司額外內資股及H股，限額為於該決議案獲通過當日已分別發行之內資股及H股各自之總面值最多20%。任何董事根據一般授權行使權力，均須遵照上市規則、公司章程及中國適用法律法規之有關規定。董事會現時並無計劃根據一般授權發行新股份。一般授權將有效直至下列最早發生者：

(i) 本公司下屆股東週年大會結束時；

(ii) 按公司章程或其他適用法律規定本公司須召開下屆股東週年大會之期間屆滿時；

(iii) 本公司股東大會通過特別決議案撤銷或更改根據本決議案給予的授權。

於最後實際可行日期，本公司之已發行股份共6,195,053,334股，包括3,636,409,636股內資股及2,558,643,698股H股。待批准一般授權而提呈之決議案獲通過後，根據當中之條款，本公司將獲准配發及發行最多1,239,010,666股股份，包括727,281,927股內資股及511,728,739股H股，按於2006年股東週年大會前本公司已發行股份之基準，分別佔提呈之決議案獲通過當日已發行之內資股及H股各自之總面值20%。

委任及重新委任董事

根據公司章程第一百一十二條及董事獲委任時的股東大會決議，現任董事之任期將於2006年股東週年大會屆滿。因此，馬明哲先生、孫建一先生、Henry CORNELL先生、黃建平先生、劉海峰先生、林友鋒先生、張利華先生、Anthony Philip HOPE先生、竇文偉先生、樊剛先生、林麗君女士、石聿新先生、胡愛民先生、陳洪博先生、鮑友德先生、鄺志強先生、張永鋭先生及周永健先生各自之任期將於2006年股東週年大會屆滿，惟彼等各人既合乎資格，將接受重新委任（Henry CORNELL先生及劉海峰先生除外，彼等因個人原因將不接受重新委任）。於2006年股東週年大會上將分別提呈普通決議案以重新委任馬明哲先生，孫建一先生及委任張子欣先生為執行董事，重新委任黃建平先生、林友鋒先生、張利華先生、Anthony Philip HOPE先生、竇文偉先生、樊剛先生、林麗君女士、石聿新先生、胡愛民先生、陳洪博先生及委任王冬勝先生及伍成業先生為非執行董事及重新委任鮑友德先生、鄺志強先生、張永鋭先生及周永健先生為獨立非執行董事。獲提名為董事各人之履歷載列於本通函之附錄內。

委任及重新委任監事（本公司職工代表監事除外）

根據公司章程第一百三十三條，每名監事任期三年。現任監事會之三年任期將於2006年股東週年大會屆滿。因此，根據公司章程第一百三十三條，肖少聯先生、孫福信先生、陳尚武先生、段偉紅女士、周福林先生及陳波海先生各自之任期將於2006年股東週年大會屆滿，惟彼等各人既合乎資格，將接受重新委任（陳尚武先生，周福林先生及陳波海先生除外，彼等因個人原因將不接受重新委任）。於2006年股東週年大會上將分別提呈普通決議案以重新委任肖少聯先生，孫福信先生及委任董立坤先生為外部監事及重新委任段偉紅女士及委任林立先生及車峰先生為股東代表監事。獲提名為監事各人之履歷載列於本通函之附錄內。本公司職工代表監事乃根據公司章程第一百三十四條由本公司員工以投票方式選出。

第七屆董事會酬金方案

本公司每位境外獨立非執行董事的現行及建議年度袍金為人民幣300,000元，而每位境內獨立非執行董事年度袍金則為人民幣150,000元。非執行董事不在公司領取任何董事袍金。

執行董事馬明哲先生作為董事長其現行及建議年度酬金依然分為三個部分，即年度薪酬+年度獎勵+長期獎勵，其中年度薪酬部分維持股東大會決議確定的最高不超過部門經理最高前十位平均薪酬的5倍；年度獎勵部分為(0.48% × (本公司稅後利潤－股東權益 × 5.25%))與(0.30% × 本公司稅後利潤)中的較低者；長期獎勵部分根據2004年臨時股東大會通過的《關于公司高層管理人員長期獎勵計劃的議案》的有關規定確定。以上酬金方案經2006年股東周年大會批准後，今後每年董事長的酬金的具體數額將授權董事會薪酬委員會執行確定，以上方案自2006年1月1日起執行至本屆期滿，並建議本屆期滿後繼續沿用。

執行董事孫建一先生不在公司領取董事袍金，而是依據其在公司所擔任的具體行政職位即常務副總經理兼副首席執行官領取員工薪酬，具體金額由公司董事會薪酬委員會根據公司董事長兼首席執行官建議，並考慮市場情況、個人職位職責，薪酬制度以及履職的績效考核情況釐定。

執行董事張子欣先生不在公司領取董事袍金，而是依據其在公司所擔任的具體行政職位即總經理兼首席財務執行官領取員工薪酬，具體金額由公司董事會薪酬委員會根據公司董事長兼首席執行官建議，並考慮市場情況、個人職位職責，薪酬制度以及履職的績效考核情況釐定。

根據本公司章程規定，上述酬金均為含稅金額，董事領取的酬金將按國家稅收政策由公司代扣代繳個人所得稅。

第五屆監事會酬金方案

參考市場薪酬水平並結合公司實際情況，第五屆監事會之建議年度監事袍金為每名外部監事人民幣60,000元，而出任監事會主席之外部監事則為人民幣250,000元，與本年度各職位現時之監事袍金相同。

本公司股東代表監事並無收取任何監事袍金。本公司職工代表監事並無收取任何監事袍金，並僅按其各自在本集團之職位收取薪酬，金額由本公司管理層釐定。

修訂公司章程

《公司法》修訂本於2006年1月1日起施行，因此有必要對本公司的公司章程作出若干修訂。於2006年股東週年大會上將提呈有關修訂公司章程的特別決議案，有關公司章程的修訂詳情如下：

- 為符合《公司法》及《公司登記管理條例》的修訂，以下章程修訂或取代(視乎情況)如下：

(1) 第七條由下文取代：

「第七條　公司有獨立的法人財產，享有法人財產權。公司以其全部財產對公司的債務承擔責任。股東以其認購的股份為限對公司承擔責任。」

(2) 第十二條由下文取代：

「第十二條　公司可以向其他有限責任公司、股份有限公司投資，並以該出資額為限對所投資公司承擔責任。」

(3) 第十九條予以修訂如下，加有底線的擬議修訂本供作參考：

「第十九條　經國務院授權的公司審批部門批准，公司已發行的普通股總數為6,195,053,334股。公司1997年1月16日進行股份制規範重新登記時向發起人發行2,191,610,986股，佔公司已發行普通股總數的35.38%。公司2004年6月24日首次境外發行H股並上市時，因國有股減持，發起人股中72,955,249股轉換成為H股<u>，持有公司發起人股股東的持股情況見附件</u>。

<u>持有發起人股的股東依照《公司法》及其他法律法規及本章程的規定，轉讓其所持有的股份後，公司需要相應修改本章程附件和股東名冊中有關股東的記載，對本章程附件的該項修改不需再由股東大會表決，由股東大會授權公司法定代表人進行修改。</u>」

(4) 第四十九條第二款予以修訂如下，加有底線的擬議修訂本供作參考：

「內資股股東遺失股票，申請補發的，依照《公司法》第一百四十四條的規定處理。」

(5) 第六十一條(三)、(十三)予以修訂如下，加有底線的擬議修訂本供作參考：

「第六十一條　股東大會行使下列職權：

(三)　選舉和更換非由職工代表出任的監事，決定有關監事的報酬事項；

(十三) 審議持有公司有表決權的股份總數百分之三以上(含百分之三)的股東的提案；」

(6) 第六十五條予以修訂如下，加有底線的擬議修訂本供作參考：

「第六十五條　公司召開股東大會會議，持有或者合併持有公司有表決權的股份總數百分之三以上(含百分之三)的股東，有權以書面形式向公司提出新的提案，公司應當將提案中屬於股東大會職責範圍內的事項，列入該次會議的議程。」

(7) 第八十八條予以修訂如下，加有底線的擬議修訂本供作參考：

「第八十八條　下列事項由股東大會的普通決議通過：

(一) 董事會和監事會的工作報告；

(二) 董事會擬訂的利潤分配方案和虧損彌補方案；

（三）董事會和監事會成員的任免及其報酬和支付方法；

（四）公司年度預、決算報告，年度報告，資產負債表、利潤表及其他財務報表；

（五）公司為公司股東或者實際控制人提供擔保；

（六）除法律、行政法規規定或者公司章程規定應當以特別決議通過以外的其他事項。」

(8) 第九十一條由下文取代：

「第九十一條　監事會或者股東要求召集臨時股東大會或者類別股東會議，應當按照下列程序辦理：

（一）監事會，單獨或者合計持有在該擬舉行的會議上有表決權的股份總數百分之十以上（含百分之十）的股東，可以簽署一份或者數份同樣格式內容的書面要求，提請董事會召集臨時股東大會或者類別股東會議，並闡明會議的議題。董事會在收到前述書面要求後應當盡快召集臨時股東大會或者類別股東會議。前述持股數按股東提出書面要求日計算。

（二）如果董事會在收到前述書面要求後三十日內沒有發出召集會議的通告，監事會應當召集和主持會議；監事會在隨後的三十日內沒有發出召集會議的通告，連續九十日以上單獨或者合計持有在該擬舉行的會議上有表決權的股份總數百分之十以上（含百分之十）的股東，可以在董事會收到該要求後四個月內自行召集會議，召集的程序應當盡可能與董事會召集股東會議的程序相同。

監事會或者股東因董事會未應前述要求舉行會議而自行召集並舉行會議的，由公司給予必要協助，其所發生的合理費用，應當由公司承擔，並從公司欠付失職董事和監事的款項中扣除。」

(9) 第九十五條由下文取代：

「第九十五條　股東大會由董事會召集的，董事長擔任會議主席；董事長因故不能出席會議的，應當由董事長指定的副董事長擔任會議主席；副董事長無法出席會議的，由二分之一以上的董事共同推舉一名董事擔任會議主席。

董事會不能履行或者不履行召集股東大會會議職責的，監事會應當及時召集和主持，並由監事會主席擔任會議主席；監事會主席無法出席會議的，由二分之一以上的監事共同推舉一名監事擔任會議主席。

監事會不召集和主持股東大會的，連續九十日以上單獨或者合計持有公司股份總數百分之十以上(含百分之十)的股東可以自行召集股東大會，出席會議的股東可以推舉一人擔任會議主席。

通過以上途徑無法推舉出會議主席的，應當由出席會議的持有最多表決權股份的股東(包括股東代理人)擔任會議主席。

臨時股東大會可以以通訊表決的方式進行。」

(10) 第一百一十一條予以修訂如下，加有底線的擬議修訂本供作參考：

「第一百一十一條　公司設董事會，董事會由十九名董事組成，其中設董事長一人，副董事長一至二人，執行董事不少於二人，獨立董事不少於三人。」

(11) 刪除公司章程現有第一百一十二條第五款。

(12) 第一百一十九條予以修訂如下，加有底線的擬議修訂本供作參考：

「第一百一十九條　董事會每年至少召開四次定期會議，由董事長召集，於會議召開十四日以前書面通知全體董事和監事。

有下列情形之一的，董事長應當自接到提議後十日內，召集和主持臨時董事會會議：

(一) 董事長認為必要時；

(二) 三分之一以上董事聯名提議時；

(三) 監事會提議時；

(四) 首席執行官提議時；

(五) 持有公司有表決權的股份總數百分之十以上(含百分之十)的股東提議時。」

(13) 第一百二十條由下文取代：

「第一百二十條　董事會召開臨時董事會會議可以以通訊表決方式進行，通知時限可以不受提前十四天的限制，但必須保證通知及時有效地送達董事和監事。

如有本章程第一百一十九條第二款第(二)、(三)、(四)、(五)項規定的情形，董事長不能履行職責時，應當指定一名副董事長代其召集臨時董事會會議；董事長無故不履行職責，亦未指定具體人員代其行使職責的，可由副董事長負責召集會議；副董事長不能或者不履行職責的，二分之一以上的董事共同推舉一名董事負責召集會議。」

— 為增強操作靈活性，章程修訂如下：

(14) 第一百二十八條第二款予以修訂如下，加有底線的擬議修訂本供作參考：

「審計委員會成員應由董事會從公司的董事中任命，由三至七名董事組成。」

— 為符合《公司法》及《公司登記管理條例》的修訂，以下章程修訂或取代(視乎情況)如下：

(15) 第一百三十三條第三款予以修訂如下，加有底線的擬議修訂本供作參考：

「監事會主席不能履行職責時，由二分之一以上的監事共同推舉一名監事代行其職權。」

(16) 第一百三十四條予以修訂如下，加有底線的擬議修訂本供作參考：

「第一百三十四條　監事會成員由股東代表監事、公司職工代表監事和外部監事組成。股東代表出任的監事和外部監事由股東大會選舉和罷免，職工代表出任的監事由公司職工民主選舉和罷免。公司職工代表出任的監事不得少於監事人數的三分之一。外部人士出任的監事不得超過監事會成員的三分之一。」

(17) 第一百三十六條予以修訂如下，加有底線的擬議修訂本供作參考：

「第一百三十六條　監事連續二次未能親自出席，也不委託其他監事出席監事會會議的，視為不能履行職責，股東大會或職工代表大會應當予以撤換。」

(18) 第一百八十六條由下文取代：

「第一百八十六條　公司稅後利潤按以下順序使用：

(一) 彌補上一年度的虧損；

(二) 提取法定公積金百分之十；

(三) 提取任意公積金；

(四) 支付股東股利。

公司法定公積金累計額為公司註冊資本的百分之五十以上的，可以不再提取。提取法定公積金後，是否提取任意公積金由股東大會決定。公司不得在彌補公司虧損和提取法定公積金之前向股東分配利潤。」

(19) 第一百八十七條由下文取代：

「第一百八十七條　公司的公積金用於彌補公司的虧損、擴大公司生產經營或者轉為增加公司資本。但是，資本公積金不得用於彌補公司的虧損。」

(20) 第一百八十八條由下文取代：

「第一百八十八條　股東大會決議將公積金轉為股本時，按股東原有股份比例派送新股。法定公積金轉為股本時，所留存的該項公積金不得少於轉增前公司註冊資本的百分之二十五。」

(21) 根據《公司法》及《公司登記管理條例》的要求，必須在公司章程中載明持有公司發起人股的股東持股情況，因此公司章程需要增加持有公司發起人股股東持股情況的附件。

中國平安保險(集團)股份有限公司
持有發起人股股東持股情況

序號	股東名稱	持股數	其中發起人股數
1	深圳市投資控股有限公司	543,181,445	543,181,445
2	深圳市新豪時投資發展有限公司	389,592,366	276,495,472
3	源信行投資有限公司	380,000,000	269,690,812
4	寶華集團有限公司	332,526,844	200,907,380
5	深圳市深業投資開發有限公司	301,585,684	242,784,220
6	廣州市恒德貿易發展有限公司	200,000,000	141,922,896
7	深圳市立業集團有限公司	176,000,000	176,000,000
8	廣東新策科技發展有限公司	132,916,884	94,338,002
9	上海滙華實業有限公司	113,800,000	63,020,350
10	深圳登峰投資集團有限公司	81,880,000	70,355,160
11	天津市世紀和平置業有限責任公司	39,960,000	39,960,000
12	發起人轉為境外上市(H股)	—	72,955,249
	合計	2,691,443,223	2,191,610,986

授權法定代表人修訂公司章程附件之發起人股條款

根據最新修訂之《公司法》及《公司登記管理條例》，公司章程必須載明持有公司發起人股的股東持股情況。因本公司持有發起人股股東的持股情況變動較為頻繁，而董事會、股東大會召開的時間周期相對較長，以致不能依照持有發起人股股東的持股變動情況及時修改公司章程附件中的發起人股條款。

於2006年股東周年大會上將提呈特別決議案動議授權本公司法定代表人修改公司章程附件中的發起人股條款，以及時辦理持有本公司發起人股股東的工商變更登記手續。

2006年股東週年大會

有關於2006年5月25日（星期四）上午十時正假座中國深圳市八卦三路平安大廈六樓舉行2006年股東週年大會之通告載於本通函第29至40頁。

為釐定有權出席2006年股東週年大會及收取本公司2006年度特別中期股息之股東名單，本公司將於2006年4月25日（星期二）至2006年5月25日（星期四）（包括首尾兩天）暫停辦理股份過戶登記手續。凡於2006年5月25日（星期四）名列本公司股東名冊之H股及內資股股東均有權出席是次股東大會。本公司H股股東如欲收取2006年度特別中期股息及出席2006年股東週年大會而尚未登記過戶文件，須於2006年4月24日（星期一）下午四時正或之前將過戶文件連同有關股票交回本公司H股過戶登記處香港中央證券登記有限公司。股份過戶登記處香港中央證券登記有限公司地址為香港皇后大道東183號合和中心17樓1712-1716室。2006年度特別中期股息預期將於2006年6月2日或之前派付予於2006年5月25日（星期四）名列本公司股東名冊之股東。

隨函附奉2006年股東週年大會適用之代表委任表格，該表格亦已刊登於聯交所網站（www.hkex.com.hk）。無論　閣下會否出席2006年股東週年大會，務請　閣下(i)按照隨附之回條上印列之指示將之填妥，並於2006年5月5日（星期五）或之前交回及(ii)按照隨附之代表委任表格上印列之指示將之填妥，並於2006年股東週年大會或其任何續會（視情況而定）指定舉行時間24小時前交回。填妥及交回代理人委任表格後，　閣下屆時仍可親身出席2006年股東週年大會，並於會上投票。

於2006年股東週年大會上要求按股數投票方式表決之程序

根據公司章程，除非在舉手表決之前或之後，要求按股數投票方式表決，否則決議案將以舉手方式表決。(i)大會主席；或(ii)至少兩名有表決權之出席股東或其代理人；或(iii)持有在該會議上有表決權之股份10%以上之一名或多名出席股東或其代理人，均可要求按股數投票方式表決。

推薦意見

董事相信，普通決議案之(i)委任及重新委任董事；(ii)委任及重新委任監事（本公司職工代表監事除外）；(iii)通過第七屆董事會酬金方案；(iv)通過第五屆監事會酬金方案；以及特別決議案之(v)通過向董事會授出一般授權，以配發、發行及處理本公司額外內資股及H股，限額為該決議案獲通過當日本公司已分別發行之內資股及H股各自之總面值最多20%；(vi)通過公司章程之若干修訂；及(vii)授權法定代表人修訂本公司章程附件之發起人股條款均符合本公司及全體股東之最佳利益。因此，董事建議股東在2006年股東週年大會上投票贊成股東週年大會通告所載將予提呈之有關決議案。

此致

列位股東　台照

承董事會命
中國平安保險（集團）股份有限公司
馬明哲
董事長兼首席執行官
謹啟

2006年4月7日

以下為於2006年股東週年大會獲提名委任及重新委任之董事及監事履歷：

執行董事

馬明哲：50歲，1994年4月和2001年4月分別出任本公司董事會董事長和本公司首席執行官至今。馬先生自2004年2月5日起擔任董事會提名委員會委員。馬先生是中國人民政治協商會議全國委員會委員。自1988年3月平安保險公司成立以來，歷任本公司總裁、董事、董事長等不同職務。此前，馬先生為招商局蛇口工業區社會保險公司副經理。馬先生獲得中南財經政法大學(原中南財經大學)貨幣銀行學博士學位。

本公司建議重新委任馬先生為執行董事，任期三年。現建議馬明哲先生的年度酬金依然分為三個部分，即年度薪酬+年度獎勵+長期獎勵，其中年度薪酬部分維持股東大會決議確定的最高不超過部門經理最高前十位平均薪酬的5倍；年度獎勵部分為(0.48%×(本公司税後利潤－股東權益×5.25%))與(0.30%×本公司税後利潤)中的較低者；長期獎勵部分根據2004年臨時股東大會通過的《關于公司高層管理人員長期獎勵計劃的議案》的有關規定確定。以上酬金方案經2006年股東周年大會批准後，今後每年董事長的酬金的具體數額將授權董事會薪酬委員會執行確定，以上方案自2006年1月1日起執行至本屆期滿，並建議本屆期滿後繼續沿用。馬先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，馬先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

孫建一：53歲，1994年10月和2003年2月分別出任本公司常務副總經理和副首席執行官至今。孫先生自2004年2月5日起擔任董事會提名委員會委員。1995年3月，孫先生被任命為公司董事。自1990年7月加入本公司後，先後任管理本部總經理、公司副總經理和常務副總經理等職務。在加入本公司之前，孫先生曾任中國人民銀行武漢分行辦事處主任、中國人民保險公司武漢分公司副總經理、武漢證券公司總經理。孫先生是中南財經政法大學金融學大學畢業。

本公司建議重新委任孫先生為執行董事，任期三年。孫建一先生不在公司領取董事袍金，而是依據其在公司所擔任的具體行政職位即常務副總經理兼副首席執行官領取員工薪酬，具體金額由公司董事會薪酬委員會根據公司董事長兼首席執行官建議，並考慮市場情況、個人職位職責，薪酬制度以及履職的績效考核情況釐定。孫先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，孫先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

張子欣：42歲，自2003年10月和2003年2月起分別出任本公司總經理和首席財務執行官至今。自2000年2月加入本公司後，張先生歷任公司董事長高級顧問、首席信息執行官、副總經理和首席財務執行官。此前，張先生從1993年到2000年任麥肯錫公司管理顧問，後來成為其全球合夥人，主要為亞洲各國金融機構提供諮詢服務。張先生獲得英國劍橋大學資訊科技博士學位。

本公司建議委任張先生為執行董事，任期三年。張子欣先生不在公司領取董事袍金，而是依據其在公司所擔任的具體行政職位即總經理兼首席財務執行官領取員工薪酬，具體金額由公司董事會薪酬委員會根據公司董事長兼首席執行官建議，並考慮市場情況、個人職位職責，薪酬制度以及履職的績效考核情況釐定。張先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，張先生除擁有本公司248,000股H股之權益外，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，張先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

非執行董事

黃建平：46歲，自2002年5月出任本公司非執行董事。黃先生亦擔任深圳市投資控股有限公司計劃財務部副部長。黃先生於深圳大學財政金融系大專畢業。

本公司建議重新委任黃先生為非執行董事，任期三年。黃先生將不會收取董事酬金。黃先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，黃先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

林友鋒：35歲，自2002年10月出任本公司非執行董事。林先生為寶華集團有限公司執行董事。林先生獲得香港城市大學財務榮譽理學士，亦為特許公認會計師公會的資深會員。

本公司建議重新委任林先生為非執行董事，任期三年。林先生將不會收取董事酬金。林先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，林先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

張利華：59歲，自2002年10月出任本公司非執行董事。張先生自2003年9月2日起亦擔任董事會薪酬委員會委員。張先生自2001年以來任武漢華創企業管理諮詢有限公司總經理。此前，張先生曾任創百利有限公司經理。張先生獲得加拿大McMaster大學學士學位。

本公司建議重新委任張先生為非執行董事，任期三年。張先生將不會收取董事酬金。張先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，張先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

Anthony Philip HOPE：59歲，自2002年11月出任本公司非執行董事。HOPE先生亦分別於2005年11月4日起擔任董事會審計委員會委員及於2005年8月25日出任董事會副董事長。自1987年，HOPE先生任滙豐保險控股有限公司董事長，並於1996年兼任滙豐控股有限公司集團保險總經理。

本公司建議重新委任HOPE先生為非執行董事，任期三年。HOPE先生將不會收取董事酬金。除上文所述外，HOPE先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，HOPE先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

竇文偉：40歲，自2003年5月出任本公司非執行董事。竇先生還任深圳市江南實業發展有限公司董事，竇先生於2004年起擔任本公司法律合規部總經理助理。竇先生獲得吉林大學中國民法學碩士學位。

本公司建議重新委任竇先生為非執行董事，任期三年。竇先生將不會收取董事酬金。竇先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，竇先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

樊剛：51歲，自2003年5月出任本公司非執行董事。樊先生還任深圳市江南實業發展有限公司董事。樊先生自2002年以來擔任本公司董事長辦公室主任。樊先生於1988年加入本公司，在1998年到2000年期間任本公司深圳分公司(產險)總經理。此前，樊先生曾任本公司保險管理委員會副主任。樊先生是湖北大學歷史學專科畢業。

本公司建議重新委任樊先生為非執行董事，任期三年。樊先生將不會收取董事酬金。樊先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，樊先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

林麗君：43歲，自2003年5月出任本公司非執行董事。林女士自2000年以來出任新豪時投資發展有限公司董事長。林女士在1997年到2000年之間曾任本公司產險人力資源部副總經理。林女士獲得華南師範大學中文學士學位。

本公司建議重新委任林女士為非執行董事，任期三年。林女士將不會收取董事酬金。林女士與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，林女士亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

石聿新：51歲，自2003年10月出任本公司非執行董事。自1992年12月，石先生為武漢武新實業有限公司董事總經理。石先生亦為武漢大鵬實業有限公司董事。石先生獲得武漢大學法律碩士學位。

本公司建議重新委任石先生為非執行董事，任期三年。石先生將不會收取董事酬金。石先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，石先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

胡愛民：57歲，自2004年3月出任本公司非執行董事。胡先生自2003年4月及2003年6月起，分別出任香港深業(集團)有限公司及深圳控股有限公司董事長，並於2003年11月兼任深圳市深業投資開發有限公司董事長。在此之前，胡先生曾任深圳市人民政府秘書長兼辦公廳主任。胡先生獲得湖南大學管理學碩士學位。

本公司建議重新委任胡先生為非執行董事，任期三年。胡先生將不會收取董事酬金。胡先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，胡先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

陳洪博：54歲，自2005年6月23日出任本公司非執行董事。陳先生亦於2005年8月25日出任董事會副董事長。陳先生自2004年9月出任深圳市投資控股有限公司董事長兼黨委書記，並曾於2004年4月至2004年9月出任深圳市國有資產監督管理委員會副主任及於1992年12月至2004年4月出任深圳市經濟體制改革辦公室主任助理、副主任。陳先生畢業於中南財經政法大學，並取得經濟學碩士學位。

本公司建議重新委任陳先生為非執行董事，任期三年。陳先生將不會收取董事酬金。陳先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，陳先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

王冬勝，55歲，2005年4月加入滙豐，現任滙豐集團總經理兼香港上海滙豐銀行有限公司執行董事，負責香港及中國內地業務。王先生是恒生銀行有限公司董事、滙豐保險集團(亞太)有限公司主席，亦是中國交通銀行、平安銀行及香港銀行同業結算有限公司董事。王先生1980年加入銀行業，最初出任花旗銀行副財務總監，後歷任該行多個職位，包括業務發展總監、副董事總經理及銀行業務總監，1996年出任花旗銀行北亞洲區營業、服務及銷售總監。1997年，王先生獲委任為渣打銀行中港區個人銀行業務主管，2000年出任該行香港區行政總裁，2002年任渣打銀行大中華區董事。王先生畢業于美國印第安納大學，取得計算機科學學士及碩士、市場及財務學碩士等學位。

本公司建議委任王先生為非執行董事，任期三年。王先生將不會收取董事酬金。除上文所述外，王先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，王先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

伍成業：55歲，自1998年1月出任香港上海滙豐銀行有限公司法律合規主管。伍先生獲得倫敦大學的法律學士及碩士學位，並獲准在英國、香港及澳洲維多利亞的最高法院執行律師職務。伍先生在轉為私人執業前，曾於律政署出任檢察官。伍先生在1987年6月加入香港上海滙豐銀行有限公司，出任助理集團法律顧問，並其後於1993年2月獲委任為法律合規部副主管。伍先生亦獲得北京大學的法律學士學位。

本公司建議委任伍先生為非執行董事，任期三年。伍先生將不會收取董事酬金。除上文所述外，伍先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，伍先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

獨立非執行董事

鮑友德：74歲，自1995年9月出任本公司獨立非執行董事。鮑先生自2002年10月14日起擔任董事會審核委員會委員及於2003年10月26日起擔任董事會薪酬委員會委員，並於2004年2月5日起擔任董事會提名委員會主席。1999年退休之前，鮑先生是上海國際信託投資公司副董事長兼總經理。1987年，鮑先生當選為中國共產黨第13次全國代表大會代表。在1988年和1993年，鮑先生曾兩次當選上海市人民代表大會代表。鮑先生早年畢業於上海財經大學會計專業。

本公司建議重新委任鮑先生為獨立非執行董事，任期三年。現建議鮑先生之每年董事袍金為人民幣150,000元。鮑先生之建議薪酬乃由董事會經參考現行市況、其於本公司負責之職務及職責釐定。鮑先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，鮑先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

鄺志強：56歲，自2003年5月出任本公司獨立非執行董事。鄺先生自2003年9月2日起擔任董事會薪酬委員會委員，並於2003年10月26日起擔任董事會審核委員會主席。鄺先生還兼任多家聯交所上市公司的獨立非執行董事，如中遠國際控股有限公司、天津發展控股有限公司、北京首都國際機場股份有限公司、星獅地產(中國)有限公司、新創建集團有限公司、中海油田服務股份有限公司、正奇投資有限公司、中國誠通發展集團有限公司、環球數碼創意控股有限公司、華富國際控股有限公司、Tom Online Inc.、中國電力國際發展有限公司、新世界移動控股有限公司、恒基兆業地產有限公司、恒基兆業發展有限公司及雅居樂地產控股有限公司。從1984至1998年，鄺先生為羅兵咸會計師事務所合夥人及從1992年至1997年曾擔任聯交所獨立理事。鄺先生獲得香港大學學士學位，並且為英國特許會計師公會資深會員。鄺先生曾擔任中遠太平洋有限公司非執行董事直至其於2006年1月退任，並曾任恒基中國集團有限公司(該公司於2005年7月被私有化)獨立非執行董事。

本公司建議重新委任鄺先生為獨立非執行董事，任期三年。現建議鄺先生之每年董事袍金為人民幣300,000元。鄺先生之建議薪酬乃由董事會經參考現行市況、其於本公司負責之職務及職責釐定。鄺先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，鄺先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

張永銳：56歲，自2003年5月出任本公司獨立非執行董事。張先生自2005年11月4日起擔任董事會審核委員會委員，於2004年2月5日起擔任董事會提名委員會委員，並於2003年10月26日起擔任董事會薪酬委員會主席。張先生還兼任數家聯交所上市公司，即數碼通電訊集團有限公司、新意網集團有限公司、大福證券集團有限公司、天津發展控股有限公司、上海置業有限公司、大生地產發展有限公司、合興集團有限公司、正興(集團)有限公司及雅居樂地產控股有限公司的獨立董事或非執行董事。張先生亦為執業律師及胡關李羅律師事務所合夥人。此外，張先生還曾任香港律師公會大陸法律事務委員會副主席(任期至2005年12月31日)、香港公開大學

校董（任期8年至2005年）及税務上訴委員會委員。張先生獲得澳洲新南威爾士大學商科會計學學士學位，並為澳洲會計師公會會員。

本公司建議重新委任張先生為獨立非執行董事，任期三年。現建議張先生之每年董事袍金為人民幣300,000元。張先生之建議薪酬乃由董事會經參考現行市況、其於本公司負責之職務及職責釐定。張先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，張先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

周永健：55歲，自2005年6月23日起出任本公司獨立非執行董事。周先生自2005年11月4日起擔任董事會審核委員會委員，並於2005年8月20日起擔任董事會提名委員會委員。周先生過去26年來一直為香港執業律師，且為王澤長、周淑嫻、周永健律師行的合夥人。他亦為中國委託公證人。他自2004年6月出任福田實業（集團）有限公司獨立非執行董事及自1994年5月起出任信星鞋業集團有限公司非執行董事。周先生為地產代理監管局副主席，亦為香港法律改革委員會成員、香港房屋委員會委員及香港教育學院校董會成員。他亦為中國人民政治協商會議全國委員會委員及現任香港賽馬會董事會成員。

本公司建議重新委任周先生為獨立非執行董事，任期三年。現建議周先生之每年董事袍金為人民幣300,000元。周先生之建議薪酬乃由董事會經參考現行市況、其於本公司負責之職務及職責釐定。周先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，周先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

監事（不包括本公司職工代表監事）

肖少聯：72歲，自1994年8月和2003年5月分別出任本公司外部監事和本公司監事會主席至今。1994年之前，肖先生曾任中國人民銀行深圳分行副行長兼國家外匯管理局深圳分局副局長。

本公司建議重新委任肖先生為外部監事，任期三年。現建議肖先生之每年監事袍金為人民幣250,000元。肖先生之建議薪酬乃由監事會經參考現行市況、其於本公司負責之職務及職責釐定。肖先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，肖先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

孫福信：67歲，自2003年5月出任本公司外部監事。孫先生現任天一投資擔保公司董事長、大連信譽評級委員會副主任。在2003年4月退休前，孫先生歷任中國工商銀行大連分行副行長、大連市政府副秘書長（分管財政、金融、房地產、稅務）、交通銀行大連分行管委會主任、大連市證券管理辦公室主任、大連市金融管理辦公室主任、大連市房地產開發管理辦公室主任、大連市扶貧資金管理委員會主任、大連市商業銀行董事長。

本公司建議重新委任孫先生為外部監事，任期三年。現建議孫先生之每年監事袍金為人民幣60,000元。孫先生之建議薪酬乃由監事會經參考現行市況、其於本公司負責之職務及職責釐定。孫先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，孫先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

董立坤：63歲，畢業於北京大學法律系。曾任上海社會科學院國際法研究所所長，深圳大學法學院院長，上海市人大代表，廣東省政協委員。現任深圳大學香港法研究所所長，國務院發展中心港澳研究所高級研究員，中國國際法學會常務理事，中國國際私法學會副會長，廣東省法學會港澳法研究會總幹事，中國國際經濟貿易仲裁委員會仲裁員。

本公司建議委任董先生為外部監事，任期三年。現建議董先生之每年監事袍金為人民幣60,000元。董先生之建議薪酬乃由監事會經參考現行市況、其於本公司負責之職務及職責釐定。董先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，董先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

段偉紅：37歲，自2003年5月出任本公司監事。段女士現任深圳登峰投資集團有限公司董事長。段女士獲得清華大學經濟管理學院EMBA學位。

本公司建議重新委任段女士為股東代表監事，任期三年。段女士將不會收取監事酬金。段女士與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，段女士亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

林立：43歲，現為深圳市立業集團有限公司之董事長。林先生曾任職於中國銀行深圳分行。林先生畢業於湖北工學院財會專業。

本公司建議委任林先生為股東代表監事，任期三年。林先生將不會收取監事酬金。林先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，除林先生通過深圳市立業集團有限公司持本公司176,000,000股內資股股份外，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，林先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

車峰：37歲，畢業於中國社會科學院研究生院。曾任海南海皖實業有限公司副總經理、海南恒業房地產開發有限公司董事長、上海天健房地產開發有限公司董事長，車先生現任香港沃和科技集團有限公司主席兼行政總裁。

本公司建議委任車先生為股東代表監事，任期三年。車先生將不會收取監事酬金。車先生與本公司其他董事、監事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，彼概無於本公司之股份中擁有證券及期貨條例第XV部所定義之任何權益。

並無任何資料根據上市規則第13.51(2)(h)至13.51(2)(v)條須予披露，車先生亦無涉及任何須據此予以披露之事宜。除上文所述外，並無任何事宜須知會本公司股東。

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(於中華人民共和國註冊成立之股份有限公司)
(股份代號：2318)

茲通告中國平安保險(集團)股份有限公司(「本公司」)謹訂於2006年5月25日(星期四)上午十時正假座中國深圳市八卦三路平安大廈六樓舉行股東週年大會，藉以審議及酌情通過下列決議案：

作為普通決議案

1. 審議及批准截至2005年12月31日止年度之本公司董事會(「董事會」)報告。

2. 審議及批准截至2005年12月31日止年度之本公司監事會報告。

3. 審議及批准截至2005年12月31日止年度之核數師報告及本公司經審核財務報告。

4. 審議及批准截至2005年12月31日止年度之利潤分配方案及宣派2006年度特別中期股息。

5. 審議及批准續聘安永華明會計師事務所為本公司中國核數師及安永會計師事務所為本公司國際核數師，任期直至下屆股東週年大會結束時止，及授權董事會釐定其酬金。

6. 審議及批准重新委任馬明哲先生為本公司執行董事，即時生效，任期三年。

7. 審議及批准重新委任孫建一先生為本公司執行董事，即時生效，任期三年。

8. 審議及批准委任張子欣先生為本公司執行董事，即時生效，任期三年。

9. 審議及批准重新委任黃建平先生為本公司非執行董事，即時生效，任期三年。

10. 審議及批准重新委任林友鋒先生為本公司非執行董事，即時生效，任期三年。

11. 審議及批准重新委任張利華先生為本公司非執行董事，即時生效，任期三年。

12. 審議及批准重新委任Anthony Philip HOPE先生為本公司非執行董事，即時生效，任期三年。

13. 審議及批准重新委任竇文偉先生為本公司非執行董事，即時生效，任期三年。

14. 審議及批准重新委任樊剛先生為本公司非執行董事，即時生效，任期三年。

15. 審議及批准重新委任林麗君女士為本公司非執行董事，即時生效，任期三年。

16. 審議及批准重新委任石聿新先生為本公司非執行董事，即時生效，任期三年。

17. 審議及批准重新委任胡愛民先生為本公司非執行董事，即時生效，任期三年。

18. 審議及批准重新委任陳洪博先生為本公司非執行董事，即時生效，任期三年。

19. 審議及批准委任王冬勝先生為本公司非執行董事，即時生效，任期三年。

20. 審議及批准委任伍成業先生為本公司非執行董事，即時生效，任期三年。

21. 審議及批准重新委任鮑友德先生為本公司獨立非執行董事，即時生效，任期三年。

22. 審議及批准重新委任鄺志強先生為本公司獨立非執行董事，即時生效，任期三年。

23. 審議及批准重新委任張永銳先生為本公司獨立非執行董事，即時生效，任期三年。

24. 審議及批准重新委任周永健先生為本公司獨立非執行董事，即時生效，任期三年。

25. 審議及批准重新委任肖少聯先生為本公司外部監事，即時生效，任期三年。

26. 審議及批准重新委任孫福信先生為本公司外部監事，即時生效，任期三年。

27. 審議及批准委任董立坤先生為本公司外部監事，即時生效，任期三年。

28. 審議及批准重新委任段偉紅女士為本公司股東代表監事，即時生效，任期三年。

29. 審議及批准委任林立先生為本公司股東代表監事，即時生效，任期三年。

30. 審議及批准委任車峰先生為本公司股東代表監事，即時生效，任期三年。

31. 審議及批准本公司第七屆董事會酬金方案。

32. 審議及批准本公司第五屆監事會酬金方案。

作為特別決議案

33. 授予董事會一般授權，以發行、配發及處理不超過本公司已發行內資股20%及已發行H股20%之新增內資股及新增H股，並授權董事會對公司章程作出其認為適當之相應修訂，以反映配發或發行股份後之新股本架構：

「動議

(A) (a) 在第(c)段以及根據香港聯合交易所有限公司證券上市規則有關規定、本公司公司章程及中華人民共和國適用法律和法規的規限下，謹此一般及無條件批准董事會於有關期間內行使本公司一切權力以單獨或同時配發、發行及處理本公司新增內資股及H股，並作出或授予可能須行使該等權力之售股建議、協議、購股權及交換或轉換股份的權利；

(b) 第(a)段的批准應授權董事會於有關期間作出或授出可能於有關期間屆滿後，行使該等權力之售股建議、協議、購股權及交換或轉換股份之權利；

(c) 董事會按照第(a)段授予的批准以予配發、發行及處理或同意有條件地或無條件地予以配發、發行及處理（不論是否按照購股權或因其他原因進行者）的內資股及H股的總面值各自不應超過本決議案通過日期本公司已發行內資股及H股的總面值各自的20%，惟按照(i)供股或(ii)根據公司章程任何代替本公司全部或部份股息的以股代息或類似的配發股份的安排則作別論；及

(d) 就本決議案而言：

「有關期間」指由通過本決議案起至下列最早時限止期間：(i)本公司下屆股東週年大會結束；(ii)按本公司公司章程或其他適用法例規定本公司須召開下屆股東週年大會之期限屆滿；或(iii)本公司股東大會通過特別決議案撤銷或更改根據本決議案給予的授權。

「供股」指於董事所釐定的一段期間向於指定記錄日期名列股東名冊的股份持有人，按彼等當時持有該等股份之比例公開提呈股份發售之建議(惟就零碎股權或者香港以外地區之任何法律限制或責任，或任何認可監管機構或證券交易所之規定，董事可於必要或權宜時取消若干股份持有人在此方面之權利或作出其他安排)，而以供股形式進行之售股建議、配發或發行股份應據此予以詮釋。

(B) 授權董事會對本公司公司章程作出其認為合適的相應修訂，以反映本決議案第(A)段第(a)分段規定配發或發行股份後的新股本結構。」

34. 審議及批准對本公司章程作出修訂：

「動議修訂現有本公司章程如下：

(1) 第七條由下文取代：

「第七條　公司有獨立的法人財產，享有法人財產權。公司以其全部財產對公司的債務承擔責任。股東以其認購的股份為限對公司承擔責任。」

(2) 第十二條由下文取代：

「第十二條　公司可以向其他有限責任公司、股份有限公司投資，並以該出資額為限對所投資公司承擔責任。」

(3) 第十九條予以修訂如下，加有底線的擬議修訂本供作參考：

「第十九條　經國務院授權的公司審批部門批准，公司已發行的普通股總數為6,195,053,334股。公司1997年1月16日進行股份制規範重新登記時向發起人發行2,191,610,986股，佔公司已發行普通股總數的35.38%。公司2004年6月24日首次境外發行H股並上市時，因國有股減持，發起人股中72,955,249股轉換成為H股，持有公司發起人股股東的持股情況見附件。

持有發起人股的股東依照《公司法》及其他法律法規及本章程的規定，轉讓其所持有的股份後，公司需要相應修改本章程附件和股東名冊中有關股東的記載，對本章程附件的該項修改不需再由股東大會表決，由股東大會授權公司法定代表人進行修改。」

(4) 第四十九條第二款予以修訂如下，加有底線的擬議修訂本供作參考：

「內資股股東遺失股票，申請補發的，依照《公司法》第一百四十四條的規定處理。」

(5) 第六十一條(三)、(十三)予以修訂如下，加有底線的擬議修訂本供作參考：

「第六十一條　股東大會行使下列職權：

(三)　選舉和更換非由職工代表出任的監事，決定有關監事的報酬事項；

(十三)　審議持有公司有表決權的股份總數百分之三以上(含百分之三)的股東的提案；」

(6) 第六十五條予以修訂如下，加有底線的擬議修訂本供作參考：

「第六十五條　公司召開股東大會會議，持有或者合併持有公司有表決權的股份總數百分之三以上(含百分之三)的股東，有權以書面形式向公司提出新的提案，公司應當將提案中屬於股東大會職責範圍內的事項，列入該次會議的議程。」

(7) 第八十八條予以修訂如下，加有底線的擬議修訂本供作參考：

「第八十八條　下列事項由股東大會的普通決議通過：

(一) 董事會和監事會的工作報告；

(二) 董事會擬訂的利潤分配方案和虧損彌補方案；

(三) 董事會和監事會成員的任免及其報酬和支付方法；

(四) 公司年度預、決算報告，年度報告，資產負債表、利潤表及其他財務報表；

(五) 公司為公司股東或者實際控制人提供擔保；

(六) 除法律、行政法規規定或者公司章程規定應當以特別決議通過以外的其他事項。」

(8) 第九十一條由下文取代：

「第九十一條 監事會或者股東要求召集臨時股東大會或者類別股東會議，應當按照下列程序辦理：

(一) 監事會，單獨或者合計持有在該擬舉行的會議上有表決權的股份總數百分之十以上(含百分之十)的股東，可以簽署一份或者數份同樣格式內容的書面要求，提請董事會召集臨時股東大會或者類別股東會議，並闡明會議的議題。董事會在收到前述書面要求後應當盡快召集臨時股東大會或者類別股東會議。前述持股數按股東提出書面要求日計算。

(二) 如果董事會在收到前述書面要求後三十日內沒有發出召集會議的通告，監事會應當召集和主持會議；監事會在隨後的三十日內沒有發出召集會議的通告，連續九十日以上單獨或者合計持有在該擬舉行的會議上有表決權的股份總數百分之十以上(含百分之十)的股東，可以在董事會收到該要求後四個月內自行召集會議，召集的程序應當盡可能與董事會召集股東會議的程序相同。

監事會或者股東因董事會未應前述要求舉行會議而自行召集並舉行會議的，由公司給予必要協助，其所發生的合理費用，應當由公司承擔，並從公司欠付失職董事和監事的款項中扣除。」

(9) 第九十五條由下文取代：

「第九十五條 股東大會由董事會召集的，董事長擔任會議主席；董事長因故不能出席會議的，應當由董事長指定的副董事長擔任會議主席；副董事長無法出席會議的，由二分之一以上的董事共同推舉一名董事擔任會議主席。

董事會不能履行或者不履行召集股東大會會議職責的，監事會應當及時召集和主持，並由監事會主席擔任會議主席；監事會主席無法出席會議的，由二分之一以上的監事共同推舉一名監事擔任會議主席。

監事會不召集和主持股東大會的，連續九十日以上單獨或者合計持有公司股份總數百分之十以上(含百分之十)的股東可以自行召集股東大會，出席會議的股東可以推舉一人擔任會議主席。

通過以上途徑無法推舉出會議主席的，應當由出席會議的持有最多表決權股份的股東(包括股東代理人)擔任會議主席。

臨時股東大會可以以通訊表決的方式進行。」

(10) 第一百一十一條予以修訂如下，加有底線的擬議修訂本供作參考：

「第一百一十一條 公司設董事會，董事會由十九名董事組成，其中設董事長一人，副董事長一至二人，執行董事不少於二人，獨立董事不少於三人。」

(11) 刪除公司章程現有第一百一十二條第五款。

(12) 第一百一十九條予以修訂如下，加有底線的擬議修訂本供作參考：

「第一百一十九條　董事會每年至少召開四次定期會議，由董事長召集，於會議召開十四日以前書面通知全體董事和監事。

有下列情形之一的，董事長應當自接到提議後十日內，召集和主持臨時董事會會議：

(一) 董事長認為必要時；

(二) 三分之一以上董事聯名提議時；

(三) 監事會提議時；

(四) 首席執行官提議時；

(五) 持有公司有表決權的股份總數百分之十以上(含百分之十)的股東提議時。」

(13) 第一百二十條由下文取代：

「第一百二十條　董事會召開臨時董事會會議可以以通訊表決方式進行，通知時限可以不受提前十四天的限制，但必須保證通知及時有效地送達董事和監事。

如有本章程第一百一十九條第二款第(二)、(三)、(四)、(五)項規定的情形，董事長不能履行職責時，應當指定一名副董事長代其召集臨時董事會會議；董事長無故不履行職責，亦未指定具體人員代其行使職責的，可由副董事長負責召集會議；副董事長不能或者不履行職責的，二分之一以上的董事共同推舉一名董事負責召集會議。」

(14) 第一百二十八條第二款予以修訂如下，加有底線的擬議修訂本供作參考：

「審計委員會成員應由董事會從公司的董事中任命，由三至七名董事組成。」

(15) 第一百三十三條第三款予以修訂如下，加有底線的擬議修訂本供作參考：

「監事會主席不能履行職責時，由二分之一以上的監事共同推舉一名監事代行其職權。」

(16) 第一百三十四條予以修訂如下，加有底線的擬議修訂本供作參考：

「第一百三十四條　監事會成員由股東代表監事、公司職工代表監事和外部監事組成。股東代表出任的監事和外部監事由股東大會選舉和罷免，職工代表出任的監事由公司職工民主選舉和罷免。公司職工代表出任的監事不得少於監事人數的三分之一。外部人士出任的監事不得超過監事會成員的三分之一。」

(17) 第一百三十六條予以修訂如下，加有底線的擬議修訂本供作參考：

「第一百三十六條　監事連續二次未能親自出席，也不委託其他監事出席監事會會議的，視為不能履行職責，股東大會或職工代表大會應當予以撤換。」

(18) 第一百八十六條由下文取代：

「第一百八十六條　公司稅後利潤按以下順序使用：

(一) 彌補上一年度的虧損；

(二) 提取法定公積金百分之十；

(三) 提取任意公積金；

（四）支付股東股利。

公司法定公積金累計額為公司註冊資本的百分之五十以上的，可以不再提取。提取法定公積金後，是否提取任意公積金由股東大會決定。公司不得在彌補公司虧損和提取法定公積金之前向股東分配利潤。」

(19) 第一百八十七條由下文取代：

「第一百八十七條　公司的公積金用於彌補公司的虧損、擴大公司生產經營或者轉為增加公司資本。但是，資本公積金不得用於彌補公司的虧損。」

(20) 第一百八十八條由下文取代：

「第一百八十八條　股東大會決議將公積金轉為股本時，按股東原有股份比例派送新股。法定公積金轉為股本時，所留存的該項公積金不得少於轉增前公司註冊資本的百分之二十五。」

(21) 根據《公司法》及《公司登記管理條例》的要求，必須在公司章程中載明持有公司發起人股的股東持股情況，因此公司章程需要增加持有公司發起人股股東持股情況的附件。」

35. 審議及批准授權本公司法定代表人修訂本公司章程附件之發起人股條款。

承董事會命
馬明哲
董事長兼首席執行官

中國深圳
2006年4月7日

於本通告日期，本公司的執行董事為馬明哲及孫建一，本公司的非執行董事為Henry CORNELL、黃建平、劉海峰、林友鋒、張利華、Anthony Philip HOPE、竇文偉、樊剛、林麗君、石聿新、胡愛民及陳洪博，獨立非執行董事為鮑友德、鄺志強、張永銳及周永健。

附註：

1. 根據本公司之公司章程，除非在舉手表決之前或之後，要求按股數投票方式表決，否則決議案將以舉手方式表決。(i)大會主席；或(ii)至少兩名有表決權之出席股東或其代理人；或(iii)持有在該會議上有表決權之股份10%以上之一名或多名出席股東或其代理人，均可要求按股數投票方式表決。

2. 為釐定有權出席本公司股東週年大會並獲派2006年度特別中期股息之股東名單，本公司將於2006年4月25日（星期二）至2006年5月25日（星期四）（包括首尾兩天）暫停辦理股份過戶登記手續。凡於2006年5月25日（星期四）名列本公司股東名冊之H股及內資股股東均有權出席是次股東大會。本公司H股股東如欲獲得分派2006年度特別中期股息資格及出席是次股東大會並於會上投票而尚未登記過戶文件，須於2006年4月24日（星期一）下午四時正或之前將過戶文件連同有關股票交回本公司H股過戶登記處香港中央證券登記有限公司。股份過戶登記處香港中央證券登記有限公司地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。2006年度特別中期股息將於2006年6月2日當日或之前派發給於2006年5月25日（星期四）名列本公司股東名冊之股東。

3. 有權出席是次股東大會及於會上投票之股東，均可委任一位或多位人士代表其出席及投票。受委任代理人毋需為本公司股東。

4. 股東須以書面形式委任代理人，委任文件須由股東簽署或由其以書面形式授權之代理人簽署。倘股東為法人，委任文件須加蓋法人公章或由其董事或正式授權之代理人簽署。倘代理人委任表格由股東之代理人簽署，則授權該代理人簽署代理人委任表格之授權書或其他授權文件必須經過公證。

5. 內資股持有人最遲須於是次股東大會或其任何續會（視乎情況而定）指定舉行時間24小時前將代理人委任表格連同授權書或其他授權文件（如有）送達本公司董事會秘書處，方為有效。H股持有人必須將上述文件於同一期限內送達本公司之H股股份過戶登記處，方為有效。填妥及交回代理人委任表格後，股東屆時仍可親身出席是次股東大會，並於會上投票。本公司之H股股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓。

6. 擬親身或委任代理人出席是次股東大會之股東應於2006年5月5日（星期五）或該日之前，將回條以專人送遞、郵寄或傳真方式遞交予本公司於中國或香港之主要營業地點。本公司在中國之主要營業地點位於中國深圳市八卦三路平安大廈（電話：(86 755) 8226 2888，傳真：(86 755) 8243 1029）。聯繫人為劉程（電話：(86 755) 8226 2888內線2101）及王小利（電話：(86 755) 8226 2888內線2828）。本公司在香港之主要營業地點位於香港灣仔告士打道108號大新金融中心11樓（電話：(852) 2827 1883，傳真：(852) 2802 0018）。

7. 是次股東大會預計需時半日。股東（親身或其委任代理人）出席是次股東大會之交通和食宿費用自理。股東或其代理人出席是次股東大會時須出示身份證明文件。

8. 一份載有（其中包括）建議修訂公司章程詳情及股東週年大會通告之通函將於2006年4月7日（星期五）寄發予各股東。第6至第30項建議決議案關於馬明哲先生、孫建一先生、張子欣先生、黃建平先生、林友鋒先生、張利華先生、Anthony Philip HOPE先生、竇文偉先生、樊剛先生、林麗君女士、石聿新先生、胡愛民先生、陳洪博先生、王冬勝先生、伍成業先生、鮑友德先生、鄺志強先生、張永銳先生、周永健先生、肖少聯先生、孫福信先生、董立坤先生、段偉紅女士、林立先生及車峰先生之資料也載於通函內。關於第33項之建議決議案，向股東尋求批准該授權旨在確保本公司在有需要時，董事得以靈活地酌情發行新股份；惟董事現時並無計劃根據該項授權發行任何新股份。

If you have any questions in connection with this matter, please contact the undersigned in Shenzhen, China by telephone at +86-755-8240-4515 or by fax at +86-755-8243-1019, or Mr. William Y. Chua of Sullivan & Cromwell LLP by telephone at +852-2826-8611or by fax at +852-2522-2280.

Very truly yours,

Jun Yao

(Enclosures)

List of Information Made public, Distributed or Filed

1. CIRC Will Continue to Release Relevant Data on Its Website(first 3 months of 2006)， dated April 20, 2006
2. Annual Report, dated April 7, 2006
3. Circular (General mandate to issue shares, appointment and reappointment of directors & supervisors, emoluments to directors & supervisors, amendments to articles of association, authorizing legal representative & notice of the AGM), dated April 7, 2006
4. Reply Slip, dated April 7, 2006
5. Proxy Form, dated April 7, 2006

File No. 82-34809

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from January 1, 2006 to March 31, 2006 were RMB 17,161.97 million and RMB 3,988.02 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, April 20, 2006

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi, the Non-executive Directors of the Company are Henry CORNELL, Huang Jianping, Liu Haifeng David, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Reply Slip for Annual General Meeting

To: Ping An Insurance (Group) Company of China, Ltd. (the "Company")

I/We *(Note 1)* ____

of ____

being the registered holder(s) of *(Note 2)* ____________________ domestic shares/H shares of RMB1.00 each in the share capital of the Company hereby inform the Company that I/we intend to attend the annual general meeting of the Company to be held at 10:00 a.m. on Thursday, May 25, 2006 at 6th Floor, Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC or to appoint proxy to attend on my/our behalf.

Date: ____________________ 2006 Signature(s): ____________________

Notes:

1. Please insert full name(s) and address(es) as shown in the register of members in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s). Please also strike out the irrelevant type of shares (domestic shares or H shares).
3. The completed and signed reply slip should be delivered to the Company's principal place of business in PRC or Hong Kong on or before Friday, May 5, 2006 by hand, by post or by fax.

   The Company's principal place of business in PRC is at Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(於中華人民共和國註冊成立之股份有限公司)
(股份代號：2318)

股東週年大會回執

致：中國平安保險(集團)股份有限公司(「貴公司」)

本人／吾等(註一)____,

地址為____,

為　貴公司股本中每股面值人民幣1.00元之內資股／H股________________股(註二)之登記持有人，茲通告　貴公司，本人／吾等擬出席　貴公司於2006年5月25日(星期四)上午十時正假座中國深圳市八卦三路平安大廈六樓舉行之股東週年大會。

日期：2006年________月________日　　　　簽署：____________________

附註：

一、　請用**正楷**填上登記在股東名冊之股東全名及地址。

二、　請將以　閣下名義登記之股份數目填上，並請刪去不適用之股份類別(內資股或H股)。

三、　請將此回執在填妥及簽署後於2006年5月5日(星期五)或以前以專人遞送、郵遞或傳真方式送達本公司於中國或香港之主要營業地點。

本公司於中國之主要營業地點為中國深圳市八卦三路平安大廈(電話：(86 755) 8226 2888，傳真：(86 755) 8243 1029)。本公司於香港之主要營業地點為香港灣仔告士打道108號大新金融中心11樓(電話：(852) 2827 1883，傳真：(852) 2802 0018)。

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Form of proxy for the Annual General Meeting to be held on May 25, 2006

I/We (Note 1) ______________________________

of ______________________________

being the registered holder(s) of (Note 2) ______________________________ domestic shares/H shares

of RMB1.00 each in the share capital of Ping An Insurance (Group) Company of China, Ltd. (the "Company") **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** (Note 3) or ______________________________

of ______________________________

as my/our proxy to attend and act for me/us at the annual general meeting of the Company to be held at 10:00 a.m. on Thursday, May 25, 2006 at 6th Floor, Ping An Building, Ba Gua Road No. 3, Shenzhen, PRC (the "Meeting") (and any adjournment thereof) for the purposes of considering and, if thought fit, passing the resolutions as set out in the notice convening the Meeting and at the Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below (Note 4).

	ORDINARY RESOLUTIONS	For (Note 4)	Against (Note 4)
1.	To consider and approve the report of the Board of Directors of the Company for the year ended December 31, 2005.		
2.	To consider and approve the report of the Supervisory Committee of the Company for the year ended December 31, 2005.		
3.	To consider and approve the report of the auditors and audited financial statements of the Company for the year ended December 31, 2005.		
4.	To consider and approve the profit distribution plan for the year ended December 31, 2005 and the recommendation for 2006 special interim dividend.		
5.	To consider and approve the re-appointment of Ernst & Young Hua Ming as the PRC auditors and Ernst & Young as the international auditors of the Company to hold office until the conclusion of the next annual general meeting and to authorize the Board of Directors to fix their remuneration.		
6.	To consider and approve the re-appointment of Mr. Ma Mingzhe as an Executive Director of the Company to hold office for a term of three years with immediate effect.		
7.	To consider and approve the re-appointment of Mr. Sun Jianyi as an Executive Director of the Company to hold office for a term of three years with immediate effect.		
8.	To consider and approve the appointment of Mr. Cheung Chi Yan Louis as an Executive Director of the Company to hold office for a term of three years with immediate effect.		
9.	To consider and approve the re-appointment of Mr. Huang Jianping as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.		
10.	To consider and approve the re-appointment of Mr. Lin Yu Fen as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.		
11.	To consider and approve the re-appointment of Mr. Cheung Lee Wah as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.		
12.	To consider and approve the re-appointment of Mr. Anthony Philip HOPE as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.		
13.	To consider and approve the re-appointment of Mr. Dou Wenwei as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.		
14.	To consider and approve the re-appointment of Mr. Fan Gang as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.		
15.	To consider and approve the re-appointment of Ms. Lin Lijun as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.		
16.	To consider and approve the re-appointment of Mr. Shi Yuxin as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.		
17.	To consider and approve the re-appointment of Mr. Hu Aimin as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.		
18.	To consider and approve the re-appointment of Mr. Chen Hongbo as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.		
19.	To consider and approve the appointment of Mr. Wong Tung Shun Peter as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.		
20.	To consider and approve the appointment of Mr. Ng Sing Yip as a Non-executive Director of the Company to hold office for a term of three years with immediate effect.		

21.	To consider and approve the re-appointment of Mr. Bao Youde as an Independent Non-executive Director of the Company to hold office for a term of three years with immediate effect.		
22.	To consider and approve the re-appointment of Mr. Kwong Che Keung Gordon as an Independent Non-executive Director of the Company to hold office for a term of three years with immediate effect.		
23.	To consider and approve the re-appointment of Mr. Cheung Wing Yui as an Independent Non-executive Director of the Company to hold office for a term of three years with immediate effect.		
24.	To consider and approve the re-appointment of Mr. Chow Wing Kin Anthony as an Independent Non-executive Director of the Company to hold office for a term of three years with immediate effect.		
25.	To consider and approve the re-appointment of Mr. Xiao Shaolian as an independent supervisor of the Company to hold office for a term of three years with immediate effect.		
26.	To consider and approve the re-appointment of Mr. Sun Fuxin as an independent supervisor of the Company to hold office for a term of three years with immediate effect.		
27.	To consider and approve the appointment of Mr. Dong Likun as an independent supervisor of the Company to hold office for a term of three years with immediate effect.		
28.	To consider and approve the re-appointment of Ms. Duan Weihong as a supervisor of the Company representing the shareholders of the Company to hold office for a term of three years with immediate effect.		
29.	To consider and approve the appointment of Mr. Lin Li as a supervisor of the Company representing the shareholders of the Company to hold office for a term of three years with immediate effect.		
30.	To consider and approve the appointment of Mr. Che Feng as a supervisor of the Company representing the shareholders of the Company to hold office for a term of three years with immediate effect.		
31.	To consider and approve the emolument plan for the 7th Board of Directors of the Company.		
32.	To consider and approve the emolument plan for the 5th supervisory committee of the Company.		
	SPECIAL RESOLUTIONS	**For** (Note 4)	**Against** (Note 4)
33.	To give a general mandate to the Board of Directors to issue, allot and deal with additional domestic shares not exceeding 20% of the domestic shares of the Company in issue and additional H shares not exceeding 20% of the H shares of the Company in issue and authorize the board of directors to make corresponding amendments to the Articles of Association as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares.		
34.	To consider and approve the amendments to the Articles of Association of the Company.		
35.	To consider and approve the authorization of the legal representative of the Company to amend the promoter shares provisions under the Appendix of the Articles of Association of the Company.		

Date: ______________________ 2006 Signature(s) (Note 5): ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all shares registered in your name(s). Please also strike out the type of shares (domestic shares or H shares) to which the proxy does not relate.

3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "THE CHAIRMAN OF THE MEETING" and insert the name and address of the proxy desired in the space provided. A shareholder entitled to attend and vote at the Meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**

4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** If no direction is given, your proxy may vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

5. This form of proxy must be signed by you or your attorney duly authorized in writing. In case of a corporation, the same must be either under its common seal or under the hand of its director(s) or duly authorized attorney(s). If the form of proxy is signed by an attorney of the shareholder, the power of attorney authorizing that attorney to sign or other authorization document must be notarised.

6. In case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he is solely entitled thereto. However, if more than one of such joint holders are present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the register of members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holder(s).

7. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the Secretariat of the Board of Directors of the Company for holders of domestic shares and at the H share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

8. Shareholders or their proxies attending the Meeting shall produce their identity documents.

21.	審議及批准重新委任鮑友德先生為本公司獨立非執行董事，即時生效，任期三年。		
22.	審議及批准重新委任鄺志強先生為本公司獨立非執行董事，即時生效，任期三年。		
23.	審議及批准重新委任張永鋭先生為本公司獨立非執行董事，即時生效，任期三年。		
24.	審議及批准重新委任周永健先生為本公司獨立非執行董事，即時生效，任期三年。		
25.	審議及批准重新委任肖少聯先生為本公司外部監事，即時生效，任期三年。		
26.	審議及批准重新委任孫福信先生為本公司外部監事，即時生效，任期三年。		
27.	審議及批准委任董立坤先生為本公司外部監事，即時生效，任期三年。		
28.	審議及批准重新委任段偉紅女士為本公司股東代表監事，即時生效，任期三年。		
29.	審議及批准委任林立先生為本公司股東代表監事，即時生效，任期三年。		
30.	審議及批准委任車峰先生為本公司股東代表監事，即時生效，任期三年。		
31.	審議及批准本公司第七屆董事會酬金方案。		
32.	審議及批准本公司第五屆監事會酬金方案。		
	特別決議案	**贊成** (附註4)	**反對** (附註4)
33.	授予董事會一般授權，以發行、配發及處理不超過本公司已發行內資股20%及已發行H股20%之新增內資股及新增H股，並授權董事會對公司章程作出其認為適當之相應修訂，以反映配發或發行股份後之新股本架構。		
34.	審議及批准對本公司章程作出修訂。		
35.	審議及批准授權本公司法定代表人修訂本公司章程附件之發起人股條款。		

2006年__________月__________日　　　　股東簽署 (附註5) ____________________

附註：

1. 請用正楷填上全名及地址。
2. 請填上以　閣下名義登記與本代表委任表格有關之股份數目，倘未有填上數目，則本代表委任表格將被視為與所有登記於　閣下名下之股份有關。請刪去不適用之股份類別（內資股或H股）。
3. 閣下如欲委任大會主席以外之其他人士為代表，請將「**大會主席或**」之字樣刪去，並在空欄內填上所擬委派代表之姓名及地址。凡有權出席上述通告召開之大會並於會上投票之本公司股東均有權委任一位或以上人士代其出席及投票。受委任代表毋須為本公司之股東。**本表格上之每項更改，均須由簽署人簡簽示可。**
4. **注意：　閣下如欲投票贊成上述決議案，請在「贊成」欄內填上「✓」號，　閣下如欲投票反對決議案，請在「反對」欄內填上「✓」號。** 如未有任何指示，則　閣下之代表有權自行酌情投票或放棄投票。受委任代表亦可就大會通告所載以外而正式於大會上提呈之任何決議案自行酌情投票。
5. 代表委任文件須由　閣下或其正式書面授權之代表親自簽署，或倘委任人為法人單位，則須蓋上公司印鑑或經由公司董事或其他獲正式授權之人士簽署。倘代表委任表格由股東之代表簽署，授權代表簽署之授權文件或其他授權書必須經公證人證明。
6. 倘屬任何股份之聯名持有人，任何一位該等聯名持有人均可就有關股份親身或委派代表於大會上投票，猶如彼為唯一有權投票者。然而，倘有一位以上聯名持有人親身或委派代表出席大會，則就任何決議案投票時，本公司將接納在股東名冊內排名首位之聯名股東之投票（不論親身或委派代表），而其他聯名股東再無投票權。
7. 代表委任表格及已簽署之授權書或其他授權文件（如有），最遲須於大會或任何續會（視情況而定）指定舉行時間24小時前交回本公司董事會秘書處（就內資股持有人而言）及本公司之H股股份過戶登記處（就H股持有人而言），方為有效。填妥及交回代表委任表格後，股東仍可出席大會並於會上投票。本公司之H股股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓。
8. 股東或其代表出席大會時須出示其身份證明文件。

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

將於2006年5月25日舉行之股東週年大會
適用之代表委任表格

本人／吾等[附註1]____，

地址為____，

為中國平安保險（集團）股份有限公司（「本公司」）股本中每股面值人民幣1.00元之內資股／H股________股[附註2]之登記持有人，**茲委任大會主席**[附註3]或____，

地址為____，

為本人／吾等之代表，代表本人／吾等出席本公司將於2006年5月25日（星期四）上午十時正假座中國深圳市八卦三路平安大廈六樓舉行之股東週年大會（「大會」）及其任何續會，以審議並酌情通過召開大會通告所載之決議案，並於大會及其任何續會上代表本人／吾等及以本人／吾等之名義依照下列指示[附註4]就該等決議案投票。

	普通決議案	贊成[附註4]	反對[附註4]
1.	審議及批准截至2005年12月31日止年度之本公司董事會報告。		
2.	審議及批准截至2005年12月31日止年度之本公司監事會報告。		
3.	審議及批准截至2005年12月31日止年度之核數師報告及本公司經審核財務報告。		
4.	審議及批准截至2005年12月31日止年度之利潤分配方案及宣派2006年度特別中期股息。		
5.	審議及批准續聘安永華明會計師事務所為本公司中國核數師及安永會計師事務所為本公司國際核數師，任期直至下屆股東週年大會結束時止，及授權董事會釐定其酬金。		
6.	審議及批准重新委任馬明哲先生為本公司執行董事，即時生效，任期三年。		
7.	審議及批准重新委任孫建一先生為本公司執行董事，即時生效，任期三年。		
8.	審議及批准委任張子欣先生為本公司執行董事，即時生效，任期三年。		
9.	審議及批准重新委任黃建平先生為本公司非執行董事，即時生效，任期三年。		
10.	審議及批准重新委任林友鋒先生為本公司非執行董事，即時生效，任期三年。		
11.	審議及批准重新委任張利華先生為本公司非執行董事，即時生效，任期三年。		
12.	審議及批准重新委任Anthony Philip HOPE先生為本公司非執行董事，即時生效，任期三年。		
13.	審議及批准重新委任竇文偉先生為本公司非執行董事，即時生效，任期三年。		
14.	審議及批准重新委任樊剛先生為本公司非執行董事，即時生效，任期三年。		
15.	審議及批准重新委任林麗君女士為本公司非執行董事，即時生效，任期三年。		
16.	審議及批准重新委任石聿新先生為本公司非執行董事，即時生效，任期三年。		
17.	審議及批准重新委任胡愛民先生為本公司非執行董事，即時生效，任期三年。		
18.	審議及批准重新委任陳洪博先生為本公司非執行董事，即時生效，任期三年。		
19.	審議及批准委任王冬勝先生為本公司非執行董事，即時生效，任期三年。		
20.	審議及批准委任伍成業先生為本公司非執行董事，即時生效，任期三年。		